
LEAP®



LEAP:ing FORWARD



Leap Wireless 2009 ANNUAL REPORT

DELIVER
KNOW
RESPECT
FULFILL
ASK
LISTEN
SEE
INVEST:ing
FOCUS:ing
RESPECT:ing
LEAD
BE
SEEK
SUCCEED

REMEMBER:ing
WHAT WE DO MATTERS

Dear fellow stockholders,

For our company and the customers we serve, 2009 was a year of unprecedented change and challenge. In a tough economy and an increasingly competitive landscape, we responded by doing what we do best – providing great value through innovative products and services that meet the needs of our customers. We stayed focused on transforming our business, brand, operations and culture in a journey to what we call Cricket 2.0. By executing on our strategy, we ended the year with growth across almost all aspects of our business.

While we faced challenges, we also had much to be proud of in 2009. Among our accomplishments, we:

- Added 1.1 million net new customers – the most of any year in our history – representing 29 percent annual growth and bringing our total customers to nearly 5 million at year end.
- Leveraged our industry-leading cost structure to introduce lower-priced, higher-value rate plans.
- Expanded our national retail distribution over six-fold, ending 2009 with approximately 3,900 locations nationwide at four leading mass merchant retailers and giving us a catalyst for growth in the coming years.
- Unveiled our new grab-and-go, all-inclusive Cricket PAYGo™ monthly voice product, which includes applicable fees and telecom taxes, in mass merchant retailers.
- Completed the first phase of our Auction 66 expansion, launching our largest markets to date on time and on budget and growing our 3G network by 40 percent in a single year to cover 94 million potential customers.
- Gained significant traction with our Cricket Broadband service, generating positive adjusted operating income before depreciation and amortization (OIBDA) in the fourth quarter, and we launched a new all-inclusive product in mass merchant retailer distribution.
- Strengthened our balance sheet and are pleased to have reached a significant milestone on this front – the crossover to positive free cash flow – with the business generating positive cash flow during the fourth quarter on an unlevered basis.





Strategic Execution in 2009

Our industry-leading cost structure continued to provide us a significant competitive advantage. We focused on managing our costs aggressively, worked to maintain strong customer contribution and leveraged our growing economies of scale. At the same time, service revenues rose to $2.1 billion in 2009, up 25 percent from $1.7 billion in 2008, primarily as a result of our new market launches and the continued success of Cricket Broadband. As a result, we generated $485.6 million of adjusted OIBDA on a consolidated basis in 2009, an improvement of 17 percent over the prior year, as we lowered our net operating investments in new initiatives by completing the initial phase of our new market launches and Cricket Broadband rollout. Our consolidated operating income for 2009 was $31.1 million, compared to $46.7 million for 2008, due principally to the increased depreciation and amortization expense we incurred in 2009 in connection with the completion of our new initiatives.

We were encouraged by the performance of our existing business – voice services in markets in operation as of December 31, 2007 – even as we absorbed the impacts of increasing competition and a challenging economy. Adjusted OIBDA for our existing business totaled $688.2 million in 2009, up nearly 18 percent from $585.8 million in 2008, while service revenues for our existing business totaled $1.7 billion, up 5 percent from $1.6 billion in 2008. Our ability to continue to drive improved performance in our existing business is a tribute to our increasing benefits of scale and the success of our productivity and cost-reduction initiatives, which remain a key focus for us in 2010.

In 2009, we added 1.1 million net new customers – the most of any year in our history – bringing our total customers to nearly 5 million at year end. Of these new customers approximately 55 percent were from our Auction 66 expansion markets, approximately 15 percent were from our existing business, and approximately 30 percent resulted from the solid performance of our Cricket Broadband service. Given the economy and the competitive environment, it is no surprise that churn increased year-over-year, but we are pleased that it has declined from its peak level in the third quarter of 2009. In 2010, we expect to further improve churn performance as the average tenure of customers in our newest markets improves, as we enhance the value we provide in our rate plans, and as potential economic recovery and lower unemployment levels put more cash in our customers' pockets over time.

Our industry-leading cost structure enables us to drive attractive operating margins and compelling cash flows, even in the competitive pre-paid market. A phase of significant capital investment in our networks and new market launches is complete and now behind us. We believe the business is now on its way to generating positive levered free-cash-flow in 2010, excluding the effects of pursuing significant business opportunities or acquisition activities, including the effects of our joint venture with Pocket Communications.









National Leadership in 2010

To be sure, 2010 will have its challenges. But as I write to you today, our business has never been better positioned to lead the unlimited, no-contract segment of the wireless industry. In a fast-changing wireless world, we are executing on a plan to continue enhancing our competitive position in the pre-paid marketplace.

First, we have become a nationwide carrier with a nationwide footprint. In March 2010, we introduced nationwide coverage spanning all 50 states, the District of Columbia and Puerto Rico. Through relationships with roaming partners in conjunction with a propriety technology that delivers a seamless customer experience, we now offer customers a nationwide talk and text footprint of approximately 270 million covered POPs – putting us in the same league as the largest U.S. wireless carriers.

At the same time, we introduced our simplest, most value-packed rate plans yet – all with unlimited nationwide anytime calling and U.S. long distance – at four price points from $30 to $60 per month. We believe our new service plan structure represents the most competitive offering in the wireless marketplace.

Finally, we are unveiling our best 3G device lineup ever, with a wide choice of feature-rich handsets and even more QWERTY keyboards for our young, data-savvy customers. Capitalizing on our 3G networks, we expect to introduce our first smartphones in 2010, including a Blackberry® smartphone and an Android-based product, along with an industry-leading service plan to support this launch.

Opportunities Ahead

In February 2010, we were pleased to announce a joint venture agreement with Pocket Communications to bring together our companies' South Texas operations. This transaction, which we expect to deliver significant value to our stockholders, will strengthen our presence in South Texas, bringing our penetration rate for the region to approximately 17 percent, and will expand the market for our products and services, including Cricket Broadband. The joint venture is also consistent with our strategy of improving our competitive position, increasing our overall scale and achieving operational efficiencies. We plan to close the transaction in 2010, following regulatory approval.

Looking ahead, we believe our business has a solid strategy and an attractive future. Like many wireless carriers with advanced 3G networks, we are seeing high-speed data services become an increasingly important part of our business. We expect that, over time, the adjusted OIBDA generated by our data and smartphone customers will grow at a faster rate than that generated by our voice customers. As we move into 2010, we will transition from reporting on the business performance of our "existing" and "expansion" businesses—and instead we will begin to separately discuss the business performance of our voice and broadband-intensive services.



We continue to lead the value segment of the wireless industry, and our low-cost, facilities-based model gives us significant advantages. Recently, several would-be Cricket competitors have entered the market. However, after gaining an initial foothold, it appears some of these competitors may have lost momentum, much as we expected and as we have seen others do throughout our history. Unlike these competitive entrants, we built our business from the beginning to support an unlimited value proposition.

In closing, I would like to recognize Glenn Umetsu, our executive vice president and chief technology officer, who plans to retire in May 2010 after a decade of service to the Company. Glenn leaves behind a strong technical organization and a legacy of high-quality networks that are at the heart of our superior cost structure.



I also want to thank our employees for being unexpectedly resourceful and always finding new ways to keep our costs low and our quality high. Because of their commitment, we have emerged as a nationwide wireless company in the right place, with the right products at the right time. Our growth has come from providing innovative products and value-rich services and treating our customers with respect – respect for their time, their aspirations and their hard-earned money. Even as our company has grown, our prices haven't.

Our culture is based on the fundamental belief that what we do matters. We value diversity, with a team that reflects the communities that we serve. Our people make personal connections with our customers and the neighborhoods we share. Last year alone, our employees donated 27,000 hours of time, working on improving 175 homes and community centers coast to coast.

We believe in our business, and while we continue to make refinements, we believe we've built a strong, attractive platform to benefit our stockholders. Our company is performing well, and we think it can continue to do so, especially when and as the economy strengthens. And while we expect challenges in a competitive and consolidating industry, we believe our position is strong and getting stronger as we move into 2010. I believe that we have many opportunities ahead of us, and I look forward to sharing our progress with you in the year ahead.

Sincerely,

S. Douglas Hutcheson
President, Chief Executive Officer and Director
Leap Wireless International, Inc.



From left to right: Walter Berger, Bill Ingram, Rob Irving, Len Stephens, Glenn Umetsu, Doug Hutcheson and Al Moschner.



5887 Copley Drive
San Diego, California 92111


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
APR 29 2010
193
SECTION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 20, 2010

To the Stockholders of Leap Wireless International, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Leap Wireless International, Inc., a Delaware corporation ("Leap"), will be held at the Oak Brook Hills Marriott Resort, 3500 Midwest Road, Oak Brook, Illinois 60523, on Thursday, May 20, 2010, at 1:00 p.m. Central time, for the following purposes:

1. To elect the following eight directors to hold office until the next Annual Meeting of Stockholders or until their successors have been elected and have qualified:

John H. Chapple	Robert V. LaPenta
John D. Harkey, Jr.	Mark H. Rachesky, M.D.
S. Douglas Hutcheson	William A. Roper, Jr.
Ronald J. Kramer	Michael B. Targoff

2. To ratify the selection of PricewaterhouseCoopers LLP as Leap's independent registered public accounting firm for the fiscal year ending December 31, 2010.

3. To transact such other business as may properly come before the Annual Meeting or any continuation, adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement associated with this Notice.

The Board of Directors has fixed the close of business on March 23, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any continuation, adjournment or postponement thereof.

By Order of the Board of Directors

S. Douglas Hutcheson
President and Chief Executive Officer

San Diego, California
April 26, 2010

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A PROXY ISSUED IN YOUR NAME FROM THE RECORD HOLDER.

TABLE OF CONTENTS



5887 Copley Drive
San Diego, California 92111

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The Board of Directors (the "Board") of Leap Wireless International, Inc., a Delaware corporation ("Leap"), is soliciting the enclosed proxy for use at the Annual Meeting of Stockholders to be held on Thursday, May 20, 2010, at 1:00 p.m. Central time (the "Annual Meeting"), or at any continuation, adjournment or postponement thereof, for the purposes set forth herein and in the associated Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Oak Brook Hills Marriott Resort, 3500 Midwest Road, Oak Brook, Illinois 60523. If you need directions to the location of the Annual Meeting, please contact Leap's Investor Relations department at (858) 882-6000. The approximate date on which this proxy statement is first being furnished or sent to stockholders is April 26, 2010. As used in this proxy statement and accompanying appendix, the terms "we," "us," "our," "ours" and the "Company" refer to Leap and its wholly owned subsidiaries, including Cricket Communications, Inc. ("Cricket").

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 20, 2010.

Pursuant to rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. The proxy statement and our 2009 Annual Report are available at proxy.leapwireless.com.

Solicitation

Leap will bear the cost of soliciting proxies for the upcoming Annual Meeting. Leap will ask banks, brokerage houses, fiduciaries and custodians holding stock in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such stock, and Leap will reimburse them for their reasonable expenses in doing so. In addition, Leap has retained Innisfree M&A Incorporated to act as a proxy solicitor in conjunction with the meeting. Leap has agreed to pay that firm a fee of $35,000, plus reasonable expenses, costs and disbursements for proxy solicitation services. Leap and its directors, officers and regular employees may supplement the proxy solicitor's solicitation of proxies by mail, personally, by telephone or by other appropriate means. No additional compensation will be paid to directors, officers or other regular employees for such services.

Voting Rights and Outstanding Shares

Stockholders of record at the close of business on March 23, 2010 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. At the close of business on the Record Date, Leap had 78,233,475 shares of common stock outstanding and entitled to vote. Stockholders of record on such date will be entitled to one vote on all matters to be voted upon for each share of common stock held. If you are a stockholder of record and plan to attend the Annual Meeting and wish to vote in person, you will be given a ballot at the Annual Meeting. Please note, however, that if your shares are held in "street name" (which means your shares are held of record by a broker, bank or other nominee) and you wish to vote in person at the Annual Meeting, you must bring to the Annual Meeting a legal proxy from the record holder of the shares (your broker, bank or other nominee) authorizing you to vote at the Annual Meeting.

A quorum is necessary for the transaction of business at the Annual Meeting. A quorum exists when holders of a majority of the total number of outstanding shares of common stock entitled to vote at the meeting are present in person or by proxy. At the Annual Meeting, the inspector of election appointed for the Annual Meeting will determine the presence of a quorum and tabulate the results of the voting by stockholders. The inspector of election will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes (i.e., shares held by a broker or nominee that are represented at the meeting but which the broker or nominee is not empowered to vote on a particular proposal) are counted towards a quorum but are not counted for any purpose in determining whether a matter has been approved.

Revocability of Proxies

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. Proxies may be revoked by authorizing a new proxy on a later date over the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted) or by filing with the Corporate Secretary of Leap at Leap's principal executive offices, 5887 Copley Drive, San Diego, California 92111, a written notice of revocation or a duly executed proxy bearing a later date. A stockholder of record at the close of business on the Record Date may vote in person if present at the Annual Meeting, whether or not he or she has previously given a proxy. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

PROPOSAL 1

ELECTION OF DIRECTORS

Leap's Board has nominated eight nominees for election at the Annual Meeting. Each of our nominees is currently a member of Leap's Board and is standing for re-election by the stockholders, including three directors that were appointed to Leap's Board during the past year. If elected at the Annual Meeting, each of the eight nominees will serve until Leap's next annual meeting of stockholders, in each case until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Leap's Amended and Restated Certificate of Incorporation provides that the number of directors that shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The authorized number of directors currently is eight.

Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. In no event may such shares be voted for the election of more than eight nominees. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and the Board does not believe that any nominee will be unable to serve.

All of our directors bring significant leadership, expertise and diverse backgrounds and perspectives to our Board as a result of their professional experience and service as executives and/or board members of other companies. The process undertaken by the Nominating and Corporate Governance Committee in recommending director candidates is described below under "Board of Directors and Board Committees — Director Nomination Process." Set forth below is biographical information for each person nominated as a director, including a description of certain experience, qualifications and skills that contribute to each nominee's effectiveness as a director, and to the Board's effectiveness overall, and that led our Board to conclude that these individuals should serve as our directors.

Nominees for Election

Mark H. Rachesky, M.D., 51, has served as a member and Chairman of our Board since August 2004. Dr. Rachesky brings significant corporate finance and business expertise to our Board due to his background as an investor and fund manager. Dr. Rachesky is the co-founder and president of MHR Fund Management LLC, which is an investment manager of various private investment funds that invest in inefficient market sectors, including special situation equities and distressed investments. From 1990 through June 1996, Dr. Rachesky served in various positions at Icahn Holding Corporation, including as a senior investment officer and for the last three years as sole managing director and acting chief investment advisor. Dr. Rachesky also has significant expertise and perspective as a member of the boards of directors of private and public companies in various industries, including telecommunications, pharmaceuticals and media. Dr. Rachesky serves as a member and chairman of the boards of directors of Loral Space & Communications Inc. (NASDAQ: LORL) and Telesat Canada, and as a member of the boards of directors of Emisphere Technologies, Inc. (NASDAQ: EMIS) and Lions Gate Entertainment Corp. (NYSE: LGF). Dr. Rachesky also formerly served on the boards of directors of NationsHealth, Inc. (formerly NASDAQ: NHRX), Neose Technologies, Inc. (formerly NASDAQ: NTEC) and Novadel Pharma, Inc. (OTCBB: NVDL). Dr. Rachesky holds a B.S. in molecular aspects of cancer from the University of Pennsylvania, an M.D. from the Stanford University School of Medicine and an M.B.A. from the Stanford University School of Business.

John H. Chapple, 57, has served as a member of our Board since November 2009. Mr. Chapple provides our Board with significant operational and financial expertise due to his background as an executive of and investor in companies in various fields, including telecommunications and media. Since October 2006, Mr. Chapple has served as the president of Hawkeye Investments LLC, a privately-owned equity firm investing primarily in telecommunications and real estate ventures. Prior to forming Hawkeye, Mr. Chapple served as president, chief executive officer and chairman of Nextel Partners (formerly NASDAQ: NXTP) and its subsidiaries from August

1998 to June 2006, when the company was purchased by Sprint Communications. From 1995 to 1997, Mr. Chapple was the president and chief operating officer of Orca Bay Sports and Entertainment, which owns and operates the Vancouver Canucks as well as the General Motors Place sports arena in Vancouver, B.C. From 1988 to 1995, he served as executive vice president of operations of McCaw Cellular Communications, and subsequently AT&T Wireless Services following the merger of those companies. Mr. Chapple also brings significant expertise and perspective through his service as a member of the boards of directors of private and public companies in various industries, including telecommunications. He is a member of the boards of directors of Yahoo! Inc. (NASDAQ: YHOO), Cbeyond, Inc. (NASDAQ: CBEY), SeaMobile Enterprises and Telesphere Networks Ltd. Mr. Chapple holds a B.A. in political science from Syracuse University.

John D. Harkey, Jr., 49, has served as a member of our Board since March 2005. Mr. Harkey brings significant operational and financial expertise to our Board through his role as an executive of and investor in companies in diverse and various industries, including retail, hospitality and telecommunications. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. Mr. Harkey also has significant expertise and perspective as a member of the boards of directors of private and public companies in various industries, including telecommunications, energy and pharmaceuticals. He currently serves on the boards of directors and audit committees of Loral Space & Communications Inc. (NASDAQ: LORL), Energy Transfer Partners, L.P. (NYSE: ETP), Energy Transfer Equity, L.P. (NYSE: ETE) and Emisphere Technologies, Inc. (NASDAQ: EMIS). Mr. Harkey also previously served as a member of the boards of directors of Pizza Inn (NASDAQ: PZZI) and Fox & Hound Investment Group (NASDAQ: FOXX) (which was previously named Total Entertainment Restaurant Corp. (NASDAQ: TENT)). Mr. Harkey obtained a B.B.A. in finance and a J.D. from the University of Texas at Austin and an M.B.A. from the Stanford University School of Business.

S. Douglas Hutcheson, 54, has served as our president, chief executive officer, or CEO, and a member of our Board since February 2005. Mr. Hutcheson provides our Board with significant operational and financial expertise in the telecommunications industry, as well as extensive experience with our business operations, having joined us as a member of our founding management team in September 1998. Since September 1998, Mr. Hutcheson has held a number of positions with us, having served as our chief financial officer, or CFO, between August 2002 and February 2005 and again between September 2007 and June 2008, and also having served in a number of vice president roles between September 1998 and January 2004 with responsibility for areas including strategic planning and product and business development. From February 1995 to September 1998, Mr. Hutcheson served as vice president, marketing in the Wireless Infrastructure Division at Qualcomm Incorporated. Mr. Hutcheson holds a B.S. in mechanical engineering from California Polytechnic University and an M.B.A. from the University of California at Irvine.

Ronald J. Kramer, 51, has served as a member of our Board since November 2009. Mr. Kramer brings significant operational and financial expertise to our Board given his background as an executive of companies in various industries, including finance, manufacturing and gaming. Since April 2008, Mr. Kramer has served as chief executive officer of Griffon Corporation (NYSE: GFF), a diversified holding company, and has served as a member of Griffon's board of directors since 1993. From 2002 to 2008, Mr. Kramer served as president and director of Wynn Resorts, Ltd. (NASDAQ: WYNN), a developer, owner and operator of hotel and casino resorts. From 1999 to 2001, Mr. Kramer was a managing director at Dresdner Kleinwort Wasserstein, an investment banking firm, and at its predecessor Wasserstein Perella & Co. Mr. Kramer also has significant expertise and perspective as a member of the boards of directors of private and public companies in various industries. He formerly served on the boards of directors of Monster Worldwide, Inc. (NYSE: MWW), Sapphire Industrials Corporation (AMEX: FYR.UN), Lakes Entertainment, Inc. (NASDAQ: LACO), Republic Property Trust (formerly NYSE: RPB) and New Valley Corporation (NASDAQ: NVAL). Mr. Kramer holds a B.S. in economics from the Wharton School of the University of Pennsylvania and an M.B.A. from New York University.

Robert V. LaPenta, 64, has served as a member of our Board since March 2005. Mr. LaPenta provides our Board with significant operational and financial expertise as an executive of several companies in diverse and various industries, including telecommunications and defense. Mr. LaPenta is the chairman, president and chief executive officer of L-1 Identity Solutions, Inc. (NYSE: ID), a provider of technology solutions for protecting and securing personal identities and assets. From April 2005 to August 2006, Mr. LaPenta served as the chairman and chief executive officer of L-1 Investment Partners, LLC, an investment firm seeking investments in the biometrics area. Mr. LaPenta served as president, chief financial officer and director of L-3 Communications Holdings, Inc. (NYSE: LLL), a company he co-founded, from April 1997 until his retirement from those positions effective April 1, 2005. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a vice president of Lockheed Martin and was vice president and chief financial officer of Lockheed Martin's C3I and Systems Integration Sector. Prior to Lockheed Martin's acquisition of Loral in April 1996, Mr. LaPenta was Loral's senior vice president and controller. Mr. LaPenta previously served in a number of other executive positions with Loral after joining that company in 1972. Mr. LaPenta also has significant expertise and perspective as the chairman of the board of directors of Core Software Technology. Mr. LaPenta received a B.B.A. in accounting and an honorary degree in 2000 from Iona College in New York.

William A. Roper, Jr., 64, has served as a member of our Board since November 2009. Mr. Roper brings significant operational and financial expertise to our Board as an investor and executive of companies in the fields of defense and technology. Since 2008, Mr. Roper has served as president of Roper Capital Company, a privately-owned equity firm. Prior to forming Roper Capital, Mr. Roper served as president and chief executive officer of VeriSign, Inc. (NASDAQ: VRSN) from May 2007 to June 2008, and as a member of VeriSign's board of directors from November 2003 to June 2008. From April 2000 to May 2007, Mr. Roper served as an executive vice president of Science Applications International Corporation (SAIC), and as senior vice president and chief financial officer of SAIC from 1990 to 2000. Mr. Roper has significant expertise and perspective as a member of the boards of directors of private and public companies in various industries, including defense, software and banking. Mr. Roper serves as a member of the boards of directors of Armor Designs, Inc. (AIM: ADID), Internet Content Management, Inc., Regents Bank, N.A. and SkinMedica, Inc. Mr. Roper holds a B.A. in mathematics from the University of Mississippi.

Michael B. Targoff, 65, has served as a member of our Board since September 1998. Mr. Targoff has significant operational and financial expertise as an investor in and executive of telecommunication companies. Since January 2008, Mr. Targoff has served as president of Loral Space & Communications Inc. (NASDAQ: LORL), having been previously appointed as chief executive officer since March 2006 and vice chairman and a member of the board of directors since November 2005. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company focused on telecommunications and related industry early stage companies. From 1996 to 1998, Mr. Targoff was the president and chief operating officer of Loral Space & Communications Ltd., having previously served as senior vice president and secretary of Loral Corporation. Before joining Loral Corporation in 1981, Mr. Targoff was a partner with the law firm of Willkie Farr & Gallagher LLP. Mr. Targoff also has significant expertise and perspective as a member of the boards of directors of private and public companies in various industries, including telecommunications. Mr. Targoff serves as a member of the board of directors of ViaSat, Inc. (NASDAQ: VSAT) and chairman of the board of directors of CPI International, Inc. (NASDAQ: CPII). Mr. Targoff also formerly served on the board of directors of Infocrossing, Inc. (formerly NASDAQ: IFOX). Mr. Targoff holds a B.A. from Brown University and a J.D. from the Columbia University School of Law.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH NOMINEE NAMED ABOVE.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Board Meetings

Leap's Board held eleven meetings, including telephonic meetings, during the 2009 fiscal year. During the past fiscal year, each incumbent director attended at least 75% of the total number of meetings of the Board and meetings of committees of the Board on which he served.

Director Attendance at Annual Meetings of Stockholders

Leap's policy is to encourage the members of its Board to attend Leap's annual meetings of stockholders. All of Leap's then-current directors attended the 2009 annual meeting of stockholders held on May 21, 2009.

Communications with Our Board

Any stockholder may communicate with the Board and its committees by addressing his or her communication to the Board, the independent directors, a committee of the Board, or an individual director by sending a communication addressed to the recipient group or individual at:

Leap Wireless International, Inc.
Attn: Board of Directors
c/o Corporate Secretary
5887 Copley Drive
San Diego, CA 92111

Copies of written communications received by the Corporate Secretary will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Corporate Secretary, to be improper for submission to the intended recipient(s). Examples of stockholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to Leap or its business, or communications that relate to improper or irrelevant topics. Any such improper communication will be made available to any non-employee director upon request.

Director Independence

The Board has determined that, except for Mr. Hutcheson, all of its members are independent directors as defined in the NASDAQ Stock Market listing standards. Mr. Hutcheson is not considered independent because he is employed by us as our president and CEO.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Chairman is to be selected by our Board in accordance with our Bylaws. The Board considers its leadership structure and the role and responsibilities of its Chairman based upon the needs of the Company, with the objective of providing effective, independent oversight of management. Since 2004, the Board has separated the positions of Chairman and CEO. The Board believes that this leadership structure is appropriate at this time to maximize the effectiveness of its oversight of management and to provide a perspective that is separate and distinct from that of management.

Standing Committees of the Board of Directors

Our Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. Our Audit Committee consists of Messrs. Targoff (Chairman), Harkey and LaPenta. Each member of the Audit Committee is an independent director, as defined in the NASDAQ Stock Market listing standards. Our Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC. The functions of this Committee include:

- appointment, compensation, retention and oversight of our independent registered public accounting firm and senior internal audit executive;
- pre-approval of audit and non-audit services to be rendered by our independent registered public accounting firm;
- review of the independence and quality control procedures of our independent registered public accounting firm and the experience and qualifications of the senior personnel from our independent registered public accounting firm providing audit services to us;
- meeting with our management, our independent registered public accounting firm and our senior internal audit executive to discuss: (i) the scope of the audit, the procedures to be followed and the staffing of the audit; (ii) each annual audit, major issues regarding accounting principles and financial statement presentations, complex or unusual transactions and other special financial issues; (iii) analyses prepared by management or the independent registered public accounting firm of significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and (iv) the effect of recent regulatory and professional accounting pronouncements and off-balance sheet structures on our financial statements;
- reviewing our financial statements and periodic reports and discussing these statements and reports with our management and our independent registered public accounting firm, and considering whether such statements and reports are complete and consistent with information known to the Audit Committee members;
- meeting separately with representatives from the independent registered public accounting firm: (i) regarding any problems or difficulties encountered during the course of the audit work; (ii) to discuss the report the independent registered public accounting firm is required to make to the Audit Committee; and (iii) to discuss the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended;
- discussing with management the Company's policies with respect to risk assessment and risk management; and
- determining whether to recommend to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year subject to the audit.

Representatives from both our independent registered public accounting firm and our internal financial personnel regularly meet privately with the Audit Committee and have unrestricted access to this committee. The Audit Committee held five meetings during the 2009 fiscal year. A copy of the Audit Committee Charter adopted by Leap's Board is posted in the Investor Relations section of Leap's website at *www.leapwireless.com.* The information on our website is not part of this proxy statement or any other report or registration statement that we furnish to or file with the SEC.

Compensation Committee. Our Compensation Committee consists of Dr. Rachesky and Mr. Targoff. All members of the Compensation Committee are independent directors, as defined in the NASDAQ Stock Market listing standards. The functions of this Committee include:

- reviewing our compensation philosophy and our employee compensation, pension and welfare benefit plans;
- reviewing and approving corporate goals and objectives relating to the compensation of our CEO, and evaluating the performance of, and determining and approving the compensation of, our CEO;
- evaluating the performance of our other executive officers, and reviewing and approving, or modifying, the recommendations of our CEO regarding compensation of such executive officers;

- reviewing and approving any employment contracts and special employment arrangements to be entered into by Leap with any executive officer;
- granting awards under, and setting and evaluating performance targets under, annual bonus and long-term incentive compensation plans for our executive officers; and
- reviewing and approving, as well as reviewing and discussing with our management, the Compensation Discussion and Analysis to be included in our Annual Report on Form 10-K and proxy statement.

The Compensation Committee held six meetings during the 2009 fiscal year. A copy of the Compensation Committee Charter adopted by Leap's Board is posted in the Investor Relations section of Leap's website at *www.leapwireless.com.* Under the Compensation Committee Charter, the Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, and may delegate to one or more officers of Leap any or all of the Committee's responsibilities to grant awards under Leap's stock incentive plans to eligible participants (other than to Leap's executive officers).

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Dr. Rachesky (Chairman) and Messrs. Harkey and Targoff. All members of the Nominating and Corporate Governance Committee are independent directors, as defined in the NASDAQ Stock Market listing standards. The functions of this Committee include:

- identifying qualified candidates to become members of our Board;
- recommending to the Board candidates for nomination for election as directors at each annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);
- recommending the membership of committees of the Board;
- recommending to the Board candidates for appointment to fill vacancies on our Board;
- overseeing the annual evaluation of the performance of the Board; and
- overseeing our corporate governance guidelines.

The Nominating and Corporate Governance Committee held nine meetings during the 2009 fiscal year. A copy of the Nominating and Corporate Governance Committee Charter adopted by Leap's Board is posted in the Investor Relations section of Leap's website at *www.leapwireless.com.*

Director Nomination Process

Director Qualifications

The Nominating and Corporate Governance Committee's goal is to assemble a Board that brings to our company a variety of perspectives and skills derived from high quality business and professional experience. In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following criteria, among others that the committee deems appropriate:

- personal and professional integrity, ethics and values;
- experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment;
- experience in our industry;
- experience as a board member of another publicly held company;
- academic expertise in an area of our operations; and
- practical and mature business judgment, including the ability to make independent analytical inquiries.

The Nominating and Corporate Governance Committee has no stated minimum criteria for director nominees. In evaluating director nominees, in addition to the criteria described above, the Nominating and Corporate

Governance Committee may consider other factors that it deems to be appropriate and in the best interests of Leap and its stockholders. The Nominating and Corporate Governance Committee considers each nominee in the context of the Board as a whole, with the objective of assembling a group that can best contribute to the success of our business and represent stockholder interests through the exercise of sound judgment, using its diversity of perspectives, skills and experiences.

The Nominating and Corporate Governance Committee also believes it is appropriate for at least one, and preferably several, members of our Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that a majority of the members of our Board be independent directors, as defined under the NASDAQ Stock Market listing standards. At this time, the Nominating and Corporate Governance Committee also believes it is appropriate for our president and CEO to serve as a member of our Board.

Process for Identification and Evaluation of Nominees for Director

Nominating and Corporate Governance Committee Process. The Nominating and Corporate Governance Committee identifies nominees for director by first evaluating the current members of the Board willing to continue in service. Current members with qualifications and skills that are consistent with the Nominating and Corporate Governance Committee's criteria for Board service and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. In such a case, the Nominating and Corporate Governance Committee generally polls the Board and members of management for their recommendations. The Nominating and Corporate Governance Committee may also seek input from industry experts or analysts. Once candidates are identified, the Nominating and Corporate Governance Committee reviews the qualifications, experience and background of the candidates. Final candidates are then interviewed by the Nominating and Corporate Governance Committee and certain other of our independent directors and executive management. In making its determinations, the Nominating and Corporate Governance Committee evaluates each individual in the context of our Board as a whole, with the objective of assembling a group that can best perpetuate our success and represent stockholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the Nominating and Corporate Governance Committee makes its recommendation to the Board. From time to time, the Nominating and Corporate Governance Committee has also engaged the services of a professional search firm to assist in identifying and recruiting potential candidates.

In November 2009, we added three directors to our Board: John H. Chapple, Ronald J. Kramer and William A. Roper, Jr. These individuals were identified, among others, as possible Board candidates based upon recommendations by our professional search firm, our non-executive directors and our CEO. Consistent with the process outlined above, these candidates were interviewed by members of the Nominating and Corporate Governance Committee and the remaining members of our Board, including our CEO. The Nominating and Corporate Governance Committee then recommended that the three candidates be appointed as directors, which the Board approved.

Recommendations from Stockholders. The Nominating and Corporate Governance Committee's policy is to consider and evaluate nominees recommended by stockholders in the same manner as it evaluates other nominees. We have not received any director candidate recommendations from our stockholders to date. However, any recommendations received from stockholders will be evaluated in the same manner that potential nominees suggested by Board members, management or other parties are evaluated.

Stockholders wishing to recommend a candidate for nomination for election as a director must do so in writing addressed to the Corporate Secretary of Leap. The stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes this candidate is qualified for service on our Board. The stockholder must also provide such other information about the candidate as would be required by SEC rules to be included in a proxy statement about the candidate. In addition, the stockholder must include the written consent of the candidate and describe any arrangements or undertakings between the stockholder and the candidate regarding the recommendation or nomination. In order to give the Nominating and Corporate Governance Committee sufficient time to evaluate a recommended candidate, the recommendation must be received by our Corporate Secretary at our principal executive offices by the deadline for submitting proposals to be included in the proxy statement for the next annual meeting of stockholders, as described below in the section entitled "Stockholder Proposals." Recommendations received after such date will likely not be timely for consideration in connection with that year's annual meeting of stockholders.

Nominations by Stockholders. Nominations of persons for election to the Board may be made at the Annual Meeting by any stockholder who is entitled to vote at the meeting and who has complied with the notice procedures set forth in Article II, Section 8 of the Amended and Restated Bylaws of Leap. Generally, these procedures require stockholders to give timely notice in writing to the Corporate Secretary of Leap, including all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors and the nominee's written consent to being named in the proxy and to serving as a director if elected. Stockholders are encouraged to review the Amended and Restated Bylaws of Leap for a complete description of the procedures.

Risk Oversight

The Board has an active role, as a whole and at the committee level, in overseeing management of the Company's risks. The Board is regularly updated regarding risks that we face, including those that may impact our financial and operational performance, our credit and liquidity profile and other elements of our strategic plans. The Audit Committee assists the Board in this function and is charged with oversight of our policies regarding risk assessment and management, including our policies regarding management of financial risk exposure and review of related party transactions. The Board's other standing committees also have responsibilities with respect to risk oversight. The Compensation Committee is responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is informed of risks we face through reports from our committees and management.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010

Leap's financial statements for the fiscal year ended December 31, 2009 have been examined by PricewaterhouseCoopers LLP, which has audited Leap's financial statements since 1998. The Board has selected PricewaterhouseCoopers LLP as Leap's independent registered public accounting firm for the fiscal year ending December 31, 2010 and has directed that management submit the selection of the independent registered public accounting firm to the stockholders for ratification at the Annual Meeting. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Stockholders are not required to ratify the selection of PricewaterhouseCoopers LLP as Leap's independent registered public accounting firm. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board and the Audit Committee in their discretion may direct the appointment of a different independent accounting firm at any time during the year if they determine that such a change would be in the best interests of Leap and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010

Audit Fees

The following table summarizes the aggregate fees billed to Leap by its independent registered public accounting firm, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2009 and 2008 (in thousands):

	2009	2008
Audit fees(1)	$3,278	$3,864
Audit-related fees(2)	5	490
Tax fees(3)	504	441
All other fees(4)	230	—
Total	$4,017	$4,795

(1) Audit fees consist of fees billed for professional services rendered for the audit of the consolidated annual financial statements of Leap and its subsidiaries and internal control over financial reporting, review of the interim condensed consolidated financial statements included in quarterly reports, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements of Leap and its subsidiaries and are not reported under "Audit fees." For the fiscal year ended December 31, 2009, these services included fees for the licensing of research materials. For the fiscal year ended December 31, 2008, these services included procedures related to certain process improvement initiatives and the licensing of research materials.

(3) Tax fees consist of fees billed for professional services rendered for tax compliance and tax planning. For the fiscal years ended December 31, 2009 and 2008, these services included assistance regarding federal and state tax compliance and consultations regarding various income tax issues.

(4) For the fiscal year ended December 31, 2009, all other fees related to certain consulting services provided.

In considering the nature of the services provided by PricewaterhouseCoopers LLP, the Audit Committee determined that such services were compatible with the provision of independent audit services. The Audit Committee discussed these services with PricewaterhouseCoopers LLP and Leap management to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the Public Company Accounting Oversight Board. The Audit Committee requires that all services performed by PricewaterhouseCoopers LLP be pre-approved prior to the services being performed. During the fiscal years ended December 31, 2009 and 2008, all services were pre-approved in accordance with these procedures.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Leap's Board of Directors is comprised solely of independent directors, as defined by the listing standards of the NASDAQ Stock Market, and operates pursuant to a written charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the adequacy of the charter on an annual basis. The Audit Committee is responsible for monitoring and overseeing management's conduct of Leap's financial reporting process, Leap's systems of internal accounting and financial controls, and the independent audit of Leap's financial statements by Leap's independent registered public accounting firm.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Leap as of and for the fiscal year ended December 31, 2009 with both management and PricewaterhouseCoopers LLP. Specifically, the Audit Committee has discussed with PricewaterhouseCoopers LLP those matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received from PricewaterhouseCoopers LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and it has discussed with PricewaterhouseCoopers LLP the issue of its independence from Leap.

Based on the Audit Committee's review of the audited financial statements and its discussions with management and PricewaterhouseCoopers LLP noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Michael B. Targoff, Chairman
John D. Harkey, Jr.
Robert V. LaPenta

EXECUTIVE OFFICERS

Biographical information for the executive officers of Leap who are not directors, as of the date of this proxy statement, is set forth below. There are no family relationships between any director or executive officer and any other director or executive officer. Executive officers serve at the discretion of the Board and until their successors have been duly elected and qualified, unless sooner removed by the Board.

Name	Age	Position
Albin F. Moschner	57	Chief Operating Officer
Walter Z. Berger	54	Executive Vice President and Chief Financial Officer
Glenn T. Umetsu	60	Executive Vice President and Chief Technical Officer
William D. Ingram	53	Senior Vice President, Strategy
Robert J. Irving, Jr.	54	Senior Vice President, General Counsel and Secretary
Jeffrey E. Nachbor	45	Senior Vice President, Financial Operations and Chief Accounting Officer
Leonard C. Stephens	53	Senior Vice President, Human Resources

Albin F. Moschner has served as our chief operating officer, or COO, since July 2008, having previously served as our executive vice president and chief marketing officer from January 2005 to July 2008, and as our senior vice president, marketing from September 2004 to January 2005. Prior to this, Mr. Moschner was president of Verizon Card Services from December 2000 to November 2003. Prior to joining Verizon, Mr. Moschner was president and chief executive officer of OnePoint Services, Inc., a telecommunications company that he founded and that was acquired by Verizon in December 2000. Mr. Moschner also was a principal and the vice chairman of Diba, Inc., a development stage Internet software company, and served as senior vice president of operations, a member of the board of directors and ultimately president and chief executive officer of Zenith Electronics from October 1991 to July 1996. Mr. Moschner holds a master's degree in electrical engineering from Syracuse University and a B.E. in electrical engineering from the City College of New York.

Walter Z. Berger has served as our executive vice president and CFO since June 2008. From 2006 to 2008, Mr. Berger served in senior management roles at CBS Corporation, including as executive vice president and chief financial officer for CBS Radio, a division of CBS Corporation. Prior to joining CBS Radio, Mr. Berger served as executive vice president and chief financial officer and a director of Emmis Communications from 1999 to 2005. From 1996 to 1997, Mr. Berger served as executive vice president and chief financial officer of LG&E Energy Corporation and in 1997 was promoted to group president of the Energy Marketing Division, where he served until 1999. From 1985 to 1996, Mr. Berger held a number of financial and operating management roles in the manufacturing, service and energy fields. Mr. Berger began his career in audit at Arthur Andersen in 1977. Mr. Berger is a certified public accountant and holds a B.A. in business administration from the University of Massachusetts, Amherst.

Glenn T. Umetsu has served as our executive vice president and chief technical officer since January 2005, having previously served as our executive vice president and chief operating officer from January 2004 to January 2005, as our senior vice president, engineering operations and launch deployment from June 2002 to January 2004, and as vice president, engineering operations and launch development from April 2000 to June 2002. Mr. Umetsu has notified us that he plans to retire as our executive vice president and chief technical officer, effective May 14, 2010. From September 1996 to April 2000, Mr. Umetsu served as vice president, engineering and technical operations for Cellular One in the San Francisco Bay Area. Before Cellular One, Mr. Umetsu served in various telecommunications operations roles over a 24-year period with AT&T Wireless, McCaw Communications, RAM Mobile Data, Honolulu Cellular, PacTel Cellular, AT&T Advanced Mobile Phone Service, Northwestern Bell and the United States Air Force. Mr. Umetsu holds a B.A. in mathematics and economics from Brown University.

William D. Ingram has served as our senior vice president, strategy since April 2008, having previously served as our senior vice president, financial operations and strategy from February 2008 to April 2008 and as a consultant to us beginning August 2007. Prior to joining us, Mr. Ingram served as vice president and general manager of AudioCodes, Inc., a telecommunications equipment company from July 2006 to March 2007. Prior to that, Mr. Ingram served as the president and chief executive officer of Nuera Communications, Inc., a provider of VoIP infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera Communications in 1996, Mr. Ingram served as the chief operating officer of the clarity products division of Pacific Communication Sciences, Inc., a provider of wireless data communications products, as president of Ivie Industries, Inc., a computer security and hardware manufacturer, and as president of KevTon, Inc., an electronics manufacturing company. Mr. Ingram holds an A.B. in economics from Stanford University and an M.B.A. from Harvard Business School.

Robert J. Irving, Jr. has served as our senior vice president, general counsel and secretary since May 2003, having previously served as our vice president, legal from August 2002 to May 2003, and as our senior legal counsel from September 1998 to August 2002. Previously, Mr. Irving served as administrative counsel for Rohr, Inc., a corporation that designed and manufactured aerospace products from 1991 to 1998, and prior to that served as vice president, general counsel and secretary for IRT Corporation, a corporation that designed and manufactured x-ray inspection equipment. Before joining IRT Corporation, Mr. Irving was an attorney at Gibson, Dunn & Crutcher LLP. Mr. Irving was admitted to the California Bar Association in 1982. Mr. Irving holds a B.A. from Stanford University, an M.P.P. from The John F. Kennedy School of Government of Harvard University and a J.D. from Harvard Law School.

Jeffrey E. Nachbor has served as our senior vice president, financial operations and chief accounting officer since May 2008, having previously served as our senior vice president, financial operations since April 2008. From September 2005 to March 2008, Mr. Nachbor served as the senior vice president and corporate controller for H&R Block, Inc. Prior to that, Mr. Nachbor served as senior vice president and chief financial officer of Sharper Image Corporation from February 2005 to August 2005 and served as senior vice president, corporate controller of Staples, Inc. from April 2003 to February 2005. Mr. Nachbor served as vice president of finance of Victoria's Secret Direct, a division of Limited Brands, Inc., from December 2000 to April 2003, and as vice president of financial planning and analysis for Limited Brands, Inc. from February 2000 to December 2000. Mr. Nachbor is a certified public accountant and holds an M.B.A. in finance and accounting from the University of Kansas and a B.S. in accounting from Old Dominion University.

Leonard C. Stephens has served as our senior vice president, human resources since our formation in June 1998. From December 1995 to September 1998, Mr. Stephens was vice president, human resources operations for Qualcomm Incorporated. Before joining Qualcomm Incorporated, Mr. Stephens was employed by Pfizer Inc., where he served in a number of human resources positions over a 14-year career. Mr. Stephens holds a B.A. from Howard University.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our compensation and benefits programs are designed to attract and retain key employees necessary to support our business plans and to create and sustain a competitive advantage for us in the market segment in which we compete. For all of our executive officers, a substantial portion of total compensation is performance-based. We believe that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis and linked to specific, measurable results intended to create value for stockholders.

In particular, our fundamental compensation philosophies and objectives for executive officers include the following:

- Using total compensation to recognize each individual officer's scope of responsibility within the organization, experience, performance and overall contributions to our company.
- Providing incentives to achieve key strategic, financial and individual performance measures by linking incentive award opportunities to the achievement of performance goals in these areas.
- Using external compensation data from similarly-sized wireless companies and other "high-tech" companies as part of our due diligence in determining base salary, target bonus amounts and equity awards for individual officers at Leap.

- Using long-term equity-based compensation (generally restricted stock and stock options) to align employee and stockholder interests, as well as to attract, motivate and retain employees and enable them to share in our long-term success.

Our compensation program includes cash compensation, which we generally view as a short-term incentive, and equity compensation, which we believe provides incentives over a longer term. Our equity compensation awards are designed to reward executives for the financial and operating performance of the company as a whole, as well as the executive's individual contributions to our overall success. We do not have any requirements that executive officers hold a specific amount of our common stock or stock options; however, we periodically review executive officer equity-based incentives to ensure that our executives maintain sufficient unvested awards to promote their continued retention. In general, we seek to provide executives who have the greatest influence on our financial and operating success with compensation packages in which their equity awards could provide a significant portion of their total potential compensation. This focus on equity awards is intended to provide meaningful compensation opportunities to executives with the greatest potential influence on our financial and operating performance. Thus, we make the most substantial equity awards to our senior executive management team, comprised of our CEO, COO, executive vice presidents and senior vice presidents. In addition, we seek to provide vice presidents and other employees who have significant influence over our operating and financial success with equity incentives that provide high retention value and alignment of these managers' interests with those of our stockholders. We have not adopted any other formal or informal policies or guidelines for allocating compensation between long-term and short-term incentives, between cash and non-cash compensation, or among different forms of non-cash compensation.

Procedures for Determining Compensation Awards

The Compensation Committee

The Compensation Committee of our Board has primary authority to determine and recommend the compensation payable to our executive officers. In fulfilling this oversight responsibility, the Compensation Committee annually reviews the performance of our senior executive management team in light of our compensation philosophies and objectives described above. To aid the Compensation Committee in making its compensation determinations, each year our CEO, assisted by our senior vice president, human resources, provides recommendations to the Compensation Committee regarding the compensation of the other executive officers. In addition, the Compensation Committee has retained Mercer (US), Inc., or Mercer, a consulting firm specializing in executive compensation matters, to assist the committee in evaluating our compensation programs, policies and objectives and to provide advice and recommendations on the amount and form of executive and director compensation. Mercer began providing these services to the Compensation Committee in January 2006. Mercer's fees for providing these services to us in fiscal 2009 were approximately $295,000. During fiscal 2009, management also retained another affiliate of Marsh & McLennan Companies, Inc., the parent company of Mercer, to provide insurance brokerage services unrelated to executive compensation. The fees for providing these services to us in fiscal 2009 were approximately $140,000.

Comparison of Compensation to Market Data

The Compensation Committee strives to provide compensation opportunities to our executive officers that are competitive with the market in which Leap competes for executive talent. To aid the Compensation Committee in its review of our executive compensation programs, management and/or Mercer periodically prepares a comparison of executive compensation levels at similarly-sized wireless telecommunications companies and other "high-tech" companies. This comparison typically includes statistical summaries of compensation information derived from a number of large, third-party studies and surveys, which, for purposes of considering 2009 compensation for our executive officers, included the Radford Executive Survey and the Culpepper U.S. Survey. These summaries and databases contain executive compensation information for telecommunications, wireless and other companies, although the surveys do not provide the particular names of those companies whose pay practices are surveyed with respect to any particular position being reviewed. In addition to this third-party survey information, Mercer also presented comparative compensation information for a select number of other telecommunications companies. As part of its review of compensation for 2009, the Compensation Committee reviewed comparative data prepared by

Mercer with respect to executive officer compensation provided by the following companies: American Tower, CenturyTel, Crown Castle International, Frontier Corp., MetroPCS Communications, NII Holdings, Telephone and Data Systems, Time Warner Telecommunications, U.S. Cellular and Windstream Corporation. This peer group represented a select group of companies in the telecommunications industry with revenues, business operations and numbers of employees comparable to ours and includes companies against which we compete for executive talent. This comparative information, together with the statistical summaries described above, was presented to help the Compensation Committee generally assess comparative compensation levels for positions held by our executive officers. This approach is designed to help us provide executive compensation opportunities that will allow us to remain competitive.

Our Compensation Committee has historically determined base salary, bonus amounts and long-term equity awards for our executive officers with reference to and in the context of the 75th percentile of compensation awarded to executives with similar positions. Comparative compensation levels, however, are only one of several factors that our Compensation Committee considers in determining compensation levels for our executive officers, and individual elements of an executive officer's targeted overall compensation opportunity may deviate from the 75th percentile based on other considerations, including the executive officer's experience and tenure in his position, as well as his individual performance, leadership and other skills. As a result, although we intend to continue to strive to provide compensation opportunities that are competitive, the Compensation Committee may determine not to fully adjust the compensation levels of our executive officers to keep pace with the 75th percentile of the peer companies against which we may be measured.

The extent to which actual compensation to be received by an executive may materially deviate from the targeted compensation opportunity will also depend upon Leap's corporate and operational performance and the individual performance of the relevant officer as measured against his pre-determined individual performance goals for the year, as well as a more subjective assessment of the individual's contributions. This approach is intended to ensure that there is a direct relationship between Leap's overall performance in the achievement of its financial and operational goals and each individual named executive officer's total compensation.

With respect to targeted cash compensation for 2009, the Compensation Committee set base salary and target bonus amounts for our named executive officers that were generally between the 50th and 75th percentile of compensation provided to executives with comparable positions as determined by reference to the survey data and peer group information described above. In setting compensation levels for 2009, the Compensation Committee attempted to target base salary and target bonus amounts for our executive officers that were at responsible and appropriate levels to support our compensation objectives of attracting and retaining executive talent. Actual cash compensation amounts earned by our named executive officers in 2009, however, were less than the targeted cash compensation levels primarily because the economic and competitive environment in which we operate significantly intensified in 2009, and we did not achieve the adjusted OIBDA and net customer addition targets that were established for our corporate performance bonuses earlier in the year. In addition, because the compensation levels of our named executive officers reflect, in part, the compensation levels associated with the varying roles and responsibilities of corporate executives in the marketplace, there were significant differentials between the 2009 compensation awarded to our CEO and to our other named executive officers. The difference in Mr. Hutcheson's compensation relative to the other executive officers, however, is not the result of any internal compensation equity standard but rather reflects the Compensation Committee's review of the compensation of CEOs of other comparable companies as well as its view of the relative importance of Mr. Hutcheson's leadership.

Performance Goals

As indicated above, an important objective of our compensation program is to provide incentives to our executives to achieve key strategic, financial and individual performance measures. Corporate and individual performance goals are generally established at the beginning of each year. Annual corporate goals are generally formulated by our executive management team and are submitted to the Board for review. Management then typically recommends a subset of these goals to the Compensation Committee as the corporate performance goals underlying the annual cash bonus plan for our named executive officers. The corporate performance goals established by our Compensation Committee for our named executive officers generally focus on two key performance metrics: (i) a financial measure we call adjusted OIBDA, which we currently define as operating income (loss) less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of assets; impairment of assets; and share-based compensation expense (benefit); and (ii) our number of net customer additions. We believe that the achievement of these performance goals is dependent in many respects upon the efforts and contributions of our named executive officers and the attainment of their individual performance goals. When determining whether Leap has achieved its corporate performance goals, the Compensation Committee has the ability to make objective adjustments to the performance goals to account for any significant investments or special projects undertaken during the year which were not contemplated when the goals were originally determined. In addition, our Compensation Committee retains the authority to authorize bonus payments to our executive officers that are different from the bonus payments that would otherwise be awarded based on our achievement of the performance goals established for the bonus plans.

At the beginning of each year, our executive officers work with our CEO to establish their individual performance goals for the year, based on their respective roles within the company. For example, individual performance goals established for 2009 included, among others, the retention and expansion of our customer base, the successful launch of new markets, including in Chicago, Philadelphia, Washington D.C. and Baltimore, the further expansion of our Cricket Broadband and Cricket PAYGo products and services, the further pursuit of our cost-management and procurement initiatives, continued recruitment and development of our employees and continued management of our operating expenses. Individual performance goals are generally qualitative in nature.

Elements of Executive Compensation

Leap's executive officer compensation program is comprised of three primary components: base salary; annual short-term incentive compensation in the form of cash bonuses; and long-term incentive compensation in the form of stock options and restricted stock. We also provide certain additional employee benefits and retirement programs to our executive officers.

Base Salary

The base salary for each executive officer is generally established through negotiation at the time the executive is hired, taking into account the executive's qualifications, experience, prior salary and competitive salary information. As discussed above, in determining base salaries for our executive officers, the Compensation Committee considers compensation paid to comparable officers at comparable companies. In addition, each year the Compensation Committee determines whether to approve merit increases to our executive officers' base salaries based upon their individual performance and the recommendations of our CEO. From time to time, an executive officer's base salary may also be increased to reflect changes in competitive salaries for such executive's position based on the compensation data for comparable companies prepared for our Compensation Committee. Our CEO does not participate in deliberations regarding his own compensation.

In 2009, due, in part, to the uncertain economic and competitive environment and its review of the compensation levels of officers with similar positions at comparable companies, the Compensation Committee did not increase base salaries for our named executive officers, other than for Mr. Hutcheson. The Compensation Committee increased Mr. Hutcheson's base salary from $650,000 to $750,000 in recognition of its assessment of his performance during the prior year and in order to bring his annual cash compensation more in line with that provided to chief executives at comparable companies.

Our named executive officers' base salaries for 2009 are set forth in the Summary Compensation Table below.

Annual Performance Bonus

We provide annual cash performance bonuses to our executive officers. The purpose of these bonus awards is to provide an incentive to our executive officers to assist us in achieving our principal financial and operating performance goals. In determining the potential bonus opportunity for an executive officer for a given year, the Compensation Committee generally intends that approximately 75% of the targeted amount of the annual performance bonus be based upon Leap's corporate performance and that approximately 25% be based upon the officer's individual performance.

For 2009, the 75% portion of the annual performance bonus attributable to corporate performance goals was payable to our executive officers under the Leap Wireless International, Inc. Executive Incentive Bonus Plan, or the Executive Bonus Plan, and the 25% portion attributable to their individual performance was payable at the discretion of the Compensation Committee based on its assessment of individual performance, as described below.

The Executive Bonus Plan is a bonus plan for our executive officers and other eligible members of management which provides for the payment of cash bonuses based on Leap's achievement of certain predetermined corporate performance goals, with the intention that such bonuses be deductible as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Executive Bonus Plan is further described below under the heading "— The Leap Wireless International, Inc. Executive Incentive Bonus Plan" and is administered by the Executive Bonus Plan Committee, or the Plan Committee, consisting of Compensation Committee members Mark Rachesky and Michael Targoff.

Determination of Targets and Performance Goals

Target and maximum bonus amounts payable to our executive officers are established early in the year, generally as a percentage of each individual executive officer's base salary. For 2009 compensation, overall target bonuses remained unchanged from the prior year and were set at 100% of base salary for our CEO, 90% for our COO, 80% of base salary for our executive vice presidents and 65% of base salary for our senior vice presidents. The actual bonus award payable to the executive officers can range from 0% to 200% of the target bonus amount, based on the relative attainment of the corporate and individual performance objectives, subject to the Compensation Committee's discretion to reduce the amount payable. These target and maximum bonus amounts are based, in part, on the Compensation Committee's review of cash bonus payments made to similarly-situated executives of other comparable and surveyed companies, as described above.

As more fully described above, the corporate and individual performance goals used to determine the actual amount of the annual performance bonus are generally established at the beginning of the year. With respect to the 75% portion of the target bonus attributable to corporate performance, the performance goals generally relate to financial and operational goals for adjusted OIBDA and our number of net customer additions, each of which goals is weighted evenly in determining the amount of the bonus. The corporate performance bonus is payable to our executive officers following completion of the fiscal year.

With respect to the 25% portion of the target bonus attributable to individual performance, performance goals are determined for our CEO and other executive officers based on their respective roles within the company. Following the completion of our fiscal year, each of the executive officers is evaluated in light of the performance goals established for such officer for the year and other factors. The Compensation Committee determines the amount of our CEO's bonus attributable to individual performance based upon his achievement of performance goals, as well as its subjective and more qualitative assessment of his performance. For our other named executive officers, the Compensation Committee determines the portion of the annual bonus attributable to individual performance based, in part, upon ratings assigned by our CEO to each other executive officer in connection with his assessment of such individual's achievement of performance goals, as well as the Compensation Committee's subjective and more qualitative assessment of such individual's overall performance.

2009 Performance Bonus Awards

Corporate performance goals for the Executive Bonus Plan were approved in early 2009. The performance targets for fiscal 2009 to permit each of our named executive officers to receive 100% of their 2009 target bonus for corporate performance were: (i) approximately $600 million of adjusted OIBDA; and (ii) approximately 2,000,000 net customer additions. The threshold levels, below which no performance bonus would be paid, were: (i) approximately 93% of the adjusted OIBDA target; and (ii) approximately 75% of the net customer additions target. Individual performance goals established among our named executive officers for 2009 included, among others, the retention and expansion of our customer base, the successful launch of new markets, including in Chicago, Philadelphia, Washington D.C. and Baltimore, the further expansion of our Cricket Broadband and Cricket PAYGo products and services, the further pursuit of our cost-management and procurement initiatives, continued recruitment and development of our employees and continued management of our operating expenses. These individual performance goals were generally qualitative in nature.

Following the Plan Committee's determination of the adjusted OIBDA and net customer addition targets in early 2009, the economic and competitive environment in which we operate significantly intensified. As a result, we did not achieve the adjusted OIBDA and net customer additions goals originally established in early 2009. However, due to the Company's significant financial and operational performance in 2009 in the intensified competitive environment, as well as its assessment of the individual and collective performance of our named executive officers, the Compensation Committee exercised its discretion and awarded bonuses to our executives. The Committee's assessment of the officers' individual performance was determined, in part, based upon ratings assigned by our CEO to each other executive officer in connection with his assessment of such individual's achievement of performance goals, as well as the Compensation Committee's more subjective and qualitative assessment of such individual's performance.

The discretionary amounts paid to the named executive officers for their performance in 2009 were as follows: Mr. Hutcheson, $355,000; Mr. Berger, $220,000; Mr. Moschner, $220,000; Mr. Umetsu, $600,000; and Mr. Irving, $100,000. The amount of each individual's cash bonus, other than that awarded to Mr. Umetsu, was approximately 50% of his respective target bonus for the year. The amount of Mr. Umetsu's cash bonus was approximately 200% of his target bonus for the year. Mr. Umetsu, however, plans to retire as our executive vice president and chief technical officer, effective May 14, 2010, and his bonus amount reflected his performance and contributions to the Company in 2009 and prior years, including his significant role with respect to our launch of new markets, as well as the fact that, unlike the other named executive officers, he did not receive a refresher grant of restricted stock or a cash retention award in March 2010.

Long-Term Incentive Compensation

We provide long-term incentive compensation to our executive officers and other selected employees through the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended, or the 2004 Stock Plan. The 2004 Stock Plan was approved and adopted by the Compensation Committee in 2004 pursuant to authority delegated to it by the Board and is generally administered by the Compensation Committee. See "— 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan" for additional information regarding the 2004 Stock Plan. In February 2009, we adopted the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc., or the 2009 Inducement Plan, which was established to make awards to new employees as an inducement to their commencing employment with us. The 2009 Inducement Plan was approved by the Board and is also administered by the Compensation Committee. See "— 2009 Employment Inducement Equity Incentive Plan" for additional information regarding the 2009 Inducement Plan.

Under these plans, we grant our executive officers and other selected employees non-qualified stock options at an exercise price equal to (or greater than) the fair market value of Leap common stock (as determined under the plans) on the date of grant and restricted stock at a nominal purchase price, or for no purchase price in exchange for services previously rendered to Leap or its subsidiaries by the recipient. The size and timing of equity awards is based on a variety of factors, including Leap's overall performance, the recipient's individual performance and competitive compensation information, including the value of awards granted to comparable executive officers as set forth in the statistical summaries of compensation data for comparable companies prepared for the Compensation Committee. We believe that the awards under these plans help us to reduce officer and employee turnover and to retain the knowledge and skills of our key employees.

In October 2008, the Compensation Committee adopted guidelines to memorialize and set forth our general practices regarding the granting of equity awards to executive officers, employees or consultants. Under these guidelines, equity awards are generally granted and effective, to extent practicable, on the 14th calendar day of the month following their approval by the Board or Compensation Committee (or if that day is not a day on which Leap common stock is actively traded on an exchange, on the next trading day). In addition, the guidelines provide that any stock options for shares of Leap common stock to existing or newly-promoted executive officers and other senior vice presidents are generally to be approved and granted, to the extent practicable, during periods when trading in Leap common stock is permitted under our insider trading policy or are to be approved with the grant contingent upon, subject to and effective two trading days after, the release of any applicable, material non-public information.

The Compensation Committee generally grants awards of stock options and restricted stock to executive officers and other eligible employees when they initially join us. The initial approach of the Compensation Committee, following our adoption of the 2004 Stock Plan, was to grant initial awards which vested in full in three to five years after the date of grant (with no partial time-based vesting for the awards in the interim) but that were subject to accelerated performance-based vesting prior to that time if Leap met certain performance targets. Initial grants of stock options and restricted stock to executive officers who joined us or were promoted between May 2005 and May 2008 vest in full five years after the date of grant with no partial time-based vesting for the awards, but are subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if Leap meets certain performance targets for our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA and net customer additions. For grants between February 2006 and November 2006, these targets are measured for fiscal years 2007 to 2009; and for grants made between January 2007 and May 2008, these targets are measured for fiscal years 2008 to 2010.

Based upon adjusted EBITDA and net customer additions achieved by Leap in fiscal 2007, there was no additional accelerated vesting for any portion of our stock options and restricted stock. For fiscal 2007, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $450 million of adjusted EBITDA; and (ii) 870,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 90% of the adjusted EBITDA target; and (ii) approximately 80% of the net customer additions target.

Based upon adjusted EBITDA and net customer additions achieved by Leap in fiscal 2008, approximately 13.8% of the shares underlying the applicable awards vested on an accelerated basis. For 2008, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $425 million of adjusted EBITDA; and (ii) 986,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 94% of the adjusted EBITDA target; and (ii) approximately 90% of the net customer additions target.

Based upon adjusted EBITDA and net customer additions achieved by Leap in fiscal 2009, there was no additional accelerated vesting for any portion of our stock options and restricted stock. For fiscal 2009, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $680 million of adjusted EBITDA; and (ii) 2,316,600 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 80% of the adjusted EBITDA target; and (ii) approximately 92% of the net customer additions target.

The 2004 Stock Plan permits the Compensation Committee to update previously-determined performance targets for adjusted EBITDA and net customer additions to reflect changes in our scope of operations not originally contemplated by the prior performance targets. As a result, we are updating our adjusted EBITDA and net customer additions performance targets for fiscal 2010 to reflect our current plans and expect that such updated targets will be challenging to achieve and will result in accelerated vesting in the event of significant company performance.

Since mid-2008, the Compensation Committee has granted to executive officers and other eligible employees that join us initial awards that vest over a four year period. These initial grants of stock options and restricted stock generally vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in 25% equal increments on the second and third anniversaries of the date of grant and 50% on the fourth anniversary of the date of grant.

In addition to the initial stock options and restricted stock, the Compensation Committee also makes annual refresher grants of options and/or restricted stock to our executive officers and other eligible employees in order to help us achieve our executive compensation objectives noted above, including the long-term retention of members of our senior management team. These grants also generally vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in 25% equal increments on the second and third anniversaries of the date of grant and 50% on the fourth anniversary of the date of grant. For a description of the refresher grants of restricted stock made to Messrs. Hutcheson, Moschner, Umetsu and Irving in 2009, see the table under the heading "2009 Grants of Plan-Based Awards." Mr. Berger, who received initial grants of stock options and restricted stock when he joined us as our executive vice president and CFO in June 2008, did not receive refresher grants in 2009.

401(k) Plan

Leap maintains a 401(k) plan for all employees, and provides a 50% match on employees' contributions, with Leap's matching funds limited to 6% of an employee's base salary. Leap's 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. We match a portion of the employee contributions and may, at our discretion, make additional contributions based upon earnings. Our aggregate contributions for all employees for the year ended December 31, 2009 were approximately $4,819,500.

Other Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers. In addition, Leap provides our executive officers with supplemental health coverage with a maximum benefit of $50,000 per year per family unit, the ability to apply for supplemental, company-paid executive disability insurance that provides a benefit of up to $5,000 per month up to age 65, $750,000 of supplemental, company-paid executive life insurance, and $850,000 of executive accidental death and disability insurance. Leap also provides a tax planning reimbursement benefit with the amount of the annual reimbursement capped at $15,000 and grossed up for applicable taxes. We believe that these additional benefits are reasonable in scope and amount and are typically offered by other companies against which we compete for executive talent. We do not maintain any pension plans or plans that provide for the deferral of compensation on a basis that is not tax-qualified.

Policy on Deductibility of Executive Officer Compensation

Section 162(m) of the Code generally disallows a tax deduction to a publicly-held company for compensation in excess of $1.0 million paid to its principal executive officer, or PEO, and its three most highly compensated executive officers (other than the PEO). Performance-based compensation tied to the attainment of specific goals is excluded from the limitation. In late 2006, the Compensation Committee evaluated whether Leap should take action with respect to the tax deductibility of Leap's executive compensation under Section 162(m) of the Code, and generally concluded that it would be advisable for Leap to undertake the necessary steps to cause Leap's performance-based cash bonus payments and future grants of stock options to executive officers to qualify as potential performance-based compensation plans under Section 162(m) of the Code. Stockholders approved the Executive Bonus Plan and the 2004 Stock Plan in May 2007 at our 2007 annual meeting of stockholders. To the extent possible, the Board intends to generally administer the plans in the manner required to make future payments under the Executive Bonus Plan and to grant options under the 2004 Stock Plan that constitute qualified performance-based compensation under Section 162(m). In fiscal 2009, following the Plan Committee's determination of the adjusted OIBDA and net customer additions targets, the economic and competitive environment in which we operate significantly intensified. As a result of these changes, we did not achieve the adjusted OIBDA and net customer additions goals originally established in early 2009. The Compensation Committee exercised its discretion and determined to award discretionary bonus awards due to the Company's significant financial and operational performance in 2009 in the intensified competitive environment, as well as its assessment of the individual and collective performance of our named executive officers. These bonus amounts, however, will not qualify as performance-based compensation under Section 162(m). The Board and Compensation Committee will continue to retain the discretion to pay discretionary bonuses or other types of compensation outside of the plans which may or may not be tax deductible.

Risk Assessment of Compensation Program

In early 2010, management assessed the Company's compensation program for the purpose of reviewing and considering any risks presented by our compensation policies and practices that are likely to have a material adverse effect on the Company.

As part of that assessment, management reviewed the primary elements of our compensation program, including base salary, annual short-term incentive compensation, long-term incentive compensation and severance and retention arrangements. Management was assisted in its review by Mercer. Management's risk assessment included a review of the overall design of each primary element of our compensation program, and an analysis of the various design features, controls and approval rights in place with respect to compensation paid to management and other employees that mitigate potential risks to the Company that could arise from our compensation program.

Following the assessment, management determined that our compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company and reported the results of the assessment to the Compensation Committee.

Summary Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2009, 2008 and 2007 earned by or paid to our CEO, our CFO, and our three next most highly compensated executive officers as of the end of fiscal 2009. We refer to these officers collectively as our named executive officers for 2009.

Name and Principal Position	Year	Salary	Bonus(1)	Non-Equity Incentive Plan Compensation(2)	Stock Awards(3)	Option Awards(4)	All Other Compensation(5)	Total
S. Douglas Hutcheson	2009	$767,308	$355,000	—	$1,648,500	—	$63,016	$2,833,824
President, CEO and	2008	$643,269	$332,960	$412,850	$2,451,495	$2,410,240	$29,666(6)	$6,280,480
Director	2007	$610,385	$248,374	$224,274	—	—	$27,164	$1,110,197
Walter Z. Berger(7)	2009	$550,385	$270,000(8)	—	—	—	$60,449	$ 880,834
Executive Vice President and CFO	2008	$254,808	$174,145(9)	$141,800	$2,255,846	$2,555,490	$ 6,252	$5,388,341
Albin F. Moschner	2009	$519,231	$220,000	—	$ 824,250	—	$35,328(6)	$1,598,809
Chief Operating Officer	2008	$428,923	$148,600	$242,500	$2,196,595	$ 916,660	$40,626	$3,973,904
	2007	$360,962	$136,352	$106,008	—	—	$31,057	$ 634,379
Glenn T. Umetsu(10)	2009	$390,462	$600,000	—	$ 494,550	—	$42,093	$1,527,105
Executive Vice President	2008	$374,308	$104,900	$191,400	$1,282,797	$ 407,776	$40,906	$2,402,087
and Chief Technical Officer	2007	$361,654	$127,280	$106,262	—	—	$32,716	$ 627,912
Robert J. Irving, Jr.	2009	$320,469	$100,000	—	$ 329,700	—	$57,639	$ 807,808
Senior Vice President,	2008	$306,892	$ 70,000	$130,600	$1,171,667	$ 175,153	$35,627	$1,889,939
General Counsel and Secretary	2007	$296,346	$ 60,413	$ 70,840	—	—	$37,853	$ 465,452

(1) Except as otherwise indicated, represents aggregate cash bonuses awarded to our named executive officers in recognition of their individual performance for the applicable year.

(2) Represents aggregate cash bonuses awarded to our named executive officers under the Executive Bonus Plan in recognition of our corporate performance for the applicable year.

(3) Represents full grant date fair value for 2009, 2008 or 2007 of restricted stock awards granted to our named executive officers, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, Stock Compensation. For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(4) Represents full grant date fair value for 2009, 2008 or 2007 of options to purchase Leap common stock granted to our named executive officers, computed in accordance with FASB ASC Topic 718, Stock Compensation. For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(5) Includes the other compensation set forth in the table below:

Name	Year	Matching 401(k) Contributions	Executive Benefits Payments	Financial Planning Services	Housing and Other Living Expenses	Sick Leave/Vacation Payout	Total Other Compensation
S. Douglas Hutcheson	2009	$7,350	$17,860	$11,845	—	$25,961	$63,016
	2008	$6,900	$10,266	—	—	$12,500	$29,666
	2007	$6,750	$ 7,898	$ 1,458	—	$11,058	$27,164
Walter Z. Berger	2009	$4,491	$ 8,978	$36,788	—	$10,192	$60,449
	2008	$ 851	$ 300	—	—	$ 5,101	$ 6,252
Albin F. Moschner	2009	$7,350	$ 7,971	—	$10,392	$ 9,615	$35,328
	2008	$6,899	$12,606	—	$11,506	$ 9,615	$40,626
	2007	$6,750	$ 4,457	—	$13,504	$ 6,346	$31,057
Glenn T. Umetsu	2009	$7,350	$ 4,166	$23,346	—	$ 7,231	$42,093
	2008	$6,900	$ 8,608	$18,167	—	$ 7,231	$40,906
	2007	$6,750	$ 4,343	$15,161	—	$ 6,462	$32,716
Robert J. Irving, Jr.	2009	$7,350	$13,447	$27,346	—	$ 9,496	$57,639
	2008	$6,900	$ 9,455	$ 7,402	—	$11,870	$35,627
	2007	$6,750	$17,464	$ 5,822	—	$ 7,817	$37,853

(6) Mr. Hutcheson's spouse accompanied him on one chartered business flight in 2008 and Mr. Moschner's spouse accompanied him on one chartered business flight in 2009. Because the flights were directly related to the performance of their duties and their spouses used unoccupied seats on the flights, we did not incur any incremental cost in connection with their travel and did not report any compensation related to the flights.

(7) Mr. Berger joined us as our executive vice president and CFO in June 2008 and his 2008 compensation is for the partial year.

(8) Includes a $50,000 retention bonus we agreed to pay to Mr. Berger upon the completion of each of his first, second and third years of employment.

(9) Includes a $103,545 sign-on and relocation bonus paid to Mr. Berger in connection with his joining the Company.

(10) Mr. Umetsu has notified us that he plans to retire as our executive vice president and chief technical officer, effective May 14, 2010.

2009 Grants of Plan-Based Awards

The following table sets forth certain information with respect to the grants of non-equity and equity incentive plan awards made during the fiscal year ended December 31, 2009 to the named executive officers under the Executive Bonus Plan and the 2004 Stock Plan. We did not grant any options to purchase shares of our common stock to our named executive officers during the fiscal year ended December 31, 2009.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Stock Awards: Number of Shares of Stock (#)(2)	Grant Date Fair Value of Stock and Option Awards (3)
			Threshold	Target	Maximum		
S. Douglas Hutcheson							
Executive Bonus Plan	3/31/09	3/31/09	$150,599	$557,774	$1,115,548	—	—
2004 Stock Plan	4/14/09	3/31/09(4)	—	—	—	50,000	$1,648,500
Walter Z. Berger							
Executive Bonus Plan	3/31/09	3/31/09	$ 85,860	$318,000	$ 636,000	—	—
2004 Stock Plan(5)	—	—	—	—	—	—	—
Albin F. Moschner							
Executive Bonus Plan	3/31/09	3/31/09	$ 91,125	$337,500	$ 675,000	—	—
2004 Stock Plan	4/14/09	3/31/09(4)	—	—	—	25,000	$ 824,250
Glenn T. Umetsu							
Executive Bonus Plan	3/31/09	3/31/09	$ 60,912	$225,600	$ 451,200	—	—
2004 Stock Plan	4/14/09	3/31/09(4)	—	—	—	15,000	$ 494,550
Robert J. Irving, Jr.							
Executive Bonus Plan	3/31/09	3/31/09	$ 40,619	$150,442	$ 300,885	—	—
2004 Stock Plan	4/14/09	3/31/09(4)	—	—	—	10,000	$ 329,700

(1) Represents estimated potential payouts of non-equity incentive plan awards for 2009 under the Executive Bonus Plan. The material terms of the plan are described in "— Elements of Executive Compensation — Annual Performance Bonus" above. As described further above, no bonuses were paid to our named executive officers under the Executive Bonus Plan in 2009.

(2) These shares of restricted stock were granted for no purchase price in exchange for services previously rendered to Leap or its subsidiaries by the recipient.

(3) Represents the full grant date fair value of each individual equity award (on a grant-by-grant basis) as computed in accordance with FASB ASC Topic 718, Stock Compensation.

(4) The grants of restricted stock were approved by the Compensation Committee on March 31, 2009 and were granted on April 14, 2009 pursuant to our equity grant guidelines.

(5) Mr. Berger, who received initial grants of stock options and restricted stock when he joined us as our executive vice president and CFO in June 2008, did not receive refresher grants in April 2009.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described above under "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson

Effective as of February 25, 2005, Cricket and Leap entered into an Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson in connection with his appointment as our CEO. The Amended and Restated Executive Employment Agreement amends, restates and supersedes the Executive Employment Agreement dated January 10, 2005, as amended, among Mr. Hutcheson, Cricket and Leap. The Amended and Restated Executive Employment Agreement was amended as of June 17, 2005, February 17, 2006 and

December 31, 2008. As amended, the agreement is referred to in this proxy statement as the Executive Employment Agreement.

Under the Executive Employment Agreement, Mr. Hutcheson is entitled to receive an annual base salary, subject to adjustment pursuant to periodic reviews by our Board, and an opportunity to earn an annual performance bonus. In February 2009, the Board of Directors increased his salary from $650,000 to $750,000. Mr. Hutcheson's annual target performance bonus is equal to 100% of his base salary, and the amount of any annual performance bonus is determined in accordance with Cricket's prevailing annual performance bonus practices that are generally used to determine annual performance bonuses for Cricket's senior executives. In addition, the Executive Employment Agreement specifies that Mr. Hutcheson is entitled to participate in all insurance and benefit plans generally available to Cricket's executive officers.

Under the terms of the Executive Employment Agreement, if Mr. Hutcheson's employment were terminated as a result of his discharge by Cricket other than for cause or if he resigned with good reason, he would be entitled to receive: (1) any unpaid portion of his salary and accrued benefits earned up to the date of termination; (2) a lump sum payment equal to two times the sum of his then-current annual base salary plus his target performance bonus; and (3) if he elected to receive continued health coverage under COBRA, the premiums for such coverage paid by Cricket for a period of 24 months (or, if earlier, until he was eligible for comparable coverage with a subsequent employer). Mr. Hutcheson would be required to execute a general release as a condition to his receipt of any of these severance benefits.

The Executive Employment Agreement also provides that if Mr. Hutcheson's employment were terminated by reason of his discharge other than for cause or his resignation with good reason, in each case within one year of a change in control of Leap, and he was subject to excise tax pursuant to Section 4999 of the Code as a result of any payments to him, then Cricket would pay him a "gross-up payment" equal to the sum of the excise tax and all federal, state and local income and employment taxes payable by him with respect to the gross-up payment. This gross-up payment would not exceed $1.0 million and, if Mr. Hutcheson's employment were terminated by reason of his resignation for good reason, such payment would be conditioned on Mr. Hutcheson's agreement to provide consulting services to Cricket or Leap for up to three days per month for up to a one-year period for a fee of $1,500 per day.

If Mr. Hutcheson's employment were terminated as a result of his discharge by Cricket for cause or if he resigned without good reason, he would be entitled only to his accrued base salary through the date of termination. If Mr. Hutcheson's employment were terminated as a result of his death or disability, he would be entitled only to his accrued base salary through the date of death or termination, as applicable, and his pro rata share of his target performance bonus for the year in which his death or termination occurs.

2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan

Under the 2004 Stock Plan, Leap grants executive officers and other selected employees non-qualified stock options at an exercise price equal to the fair market value of Leap common stock (as determined under the 2004 Stock Plan) on the date of grant and restricted stock at a purchase price equal to par value or for no purchase price in exchange for services previously rendered to Leap or its subsidiaries by the recipient. The 2004 Stock Plan was adopted by the Compensation Committee of our Board, acting pursuant to a delegation of authority, following our emergence from bankruptcy, as contemplated by Section 5.07 of our plan of reorganization. The 2004 Stock Plan allows Leap to grant options under the 2004 Stock Plan that constitute "qualified performance-based compensation" exempt from the limits on deductibility under Section 162(m) of the Code and also allows Leap to grant incentive stock options within the meaning of Section 422 of the Code. The 2004 Stock Plan will be in effect until December 2014, unless our Board terminates the 2004 Stock Plan at an earlier date.

As of April 1, 2010, the aggregate number of shares of common stock subject to awards granted or available for grant under the 2004 Stock Plan was 9,300,000. That number may be adjusted for changes in Leap's capitalization and certain corporate transactions, as described below. To the extent that an award expires, terminates or is cancelled without having been exercised in full, any unexercised shares subject to the award will be available for future grant or sale under the 2004 Stock Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2004 Stock Plan may again be optioned, granted or awarded under the 2004 Stock Plan. In addition, shares of common stock which are delivered by the holder or withheld by us upon the exercise of any award under the 2004 Stock Plan in payment of the exercise or purchase price of such award or tax withholding thereon may again be optioned, granted or awarded under the 2004 Stock Plan. The maximum number of shares that may be subject to awards granted under the 2004 Stock Plan to any individual in any calendar year may not exceed 1,500,000.

The 2004 Stock Plan is generally administered by the Compensation Committee of our Board of Directors. However, the Board determines the terms and conditions of, and interprets and administers, the 2004 Stock Plan for awards granted to our non-employee directors. As appropriate, administration of the 2004 Stock Plan may be revested in our Board. In addition, for administrative convenience, the Board may determine to grant to one or more members of the Board or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

The 2004 Stock Plan authorizes discretionary grants to our employees, consultants and non-employee directors, and to the employees and consultants of our subsidiaries, of stock options, restricted stock and deferred stock units. As of December 31, 2009, outstanding equity awards are held by approximately 300 of our approximately 4,200 employees and our seven non-employee directors.

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company and certain other events (including a change in control, as defined in the 2004 Stock Plan), the Board or Compensation Committee will make appropriate adjustments to awards under the 2004 Stock Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. We will give award holders 20 days' prior written notice of certain changes in control or other corporate transactions or events (or such lesser notice as is determined appropriate or administratively practicable under the circumstances) and of any actions the Board or Compensation Committee intends to take with respect to outstanding awards in connection with such change in control, transaction or event. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events (and such exercise may be conditioned on the closing of such transactions or events).

2009 Employment Inducement Equity Incentive Plan

In February 2009, we adopted the 2009 Inducement Plan. The 2009 Inducement Plan was adopted without stockholder approval as permitted under the rules and regulations of the NASDAQ Stock Market. The 2009 Inducement Plan currently authorizes the issuance of up to 400,000 shares of common stock and provides for awards consisting of stock options, restricted stock and deferred stock units, or any combination thereof. As of April 1, 2010, stock options and restricted stock awards for an aggregate of 278,125 shares were outstanding under the 2009 Inducement Plan, and 121,875 shares (plus any shares that might in the future be returned to the 2009 Inducement Plan as a result of cancellations, forfeitures, repurchases or expiration of awards) remained available for future grants.

Awards under the 2009 Inducement Plan may only be made to our new employees or new employees of one of our subsidiaries (or following a bona fide period of non-employment) in connection with that employee's commencement of employment with us or one of our subsidiaries if such grant is an inducement material to that employee's entering into employment with us or one of our subsidiaries.

The 2009 Inducement Plan is administered by the Compensation Committee of Leap's Board. The change-in-control provisions applicable under the 2009 Inducement Plan are generally consistent with the change-in-control provisions applicable to the 2004 Stock Plan described above. However, under the 2009 Inducement Plan, in the event of a change in control or certain other corporate transactions or events, for reasons of administrative convenience, we, in our sole discretion, may refuse to permit the exercise of any award during a period of 30 days prior to the consummation of any such transaction. The 2009 Inducement Plan will be in effect until February 2019, unless Leap's Board terminates the 2009 Inducement Plan at an earlier date. Leap's Board may terminate the 2009 Inducement Plan at any time with respect to any shares not then subject to an award under the 2009 Inducement Plan.

The Leap Wireless International, Inc. Executive Incentive Bonus Plan

The Executive Bonus Plan authorizes the Compensation Committee or such other committee as may be appointed by the Board to establish periodic bonus programs based on specified performance objectives. The purpose of the Executive Bonus Plan is to motivate its participants to achieve specified performance objectives and to reward them when those objectives are met with bonuses that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m) of the Code. Leap may, from time to time, also pay discretionary bonuses, or other types of compensation, outside the Executive Bonus Plan which may or may not be tax deductible.

The Executive Bonus Plan is administered by the Compensation Committee, or such other committee as may be appointed by the Board consisting solely of two or more directors, each of whom is intended to qualify as an "outside director" within the meaning of Section 162(m) of the Code. In March 2007, the Board established the Plan Committee, consisting of Dr. Rachesky and Mr. Targoff, to conduct the general administration of the Executive Bonus Plan. The Executive Bonus Plan was approved by Leap's stockholders in May 2007 at the 2007 annual meeting of stockholders.

Under the Executive Bonus Plan, an eligible participant will be eligible to receive awards based upon Leap's performance against the targeted performance objectives established by the Plan Committee. If and to the extent the performance objectives are met, an eligible participant will be eligible to receive a bonus award to be determined by the Plan Committee, which bonus amount may be a specific dollar amount or a specified percentage of such participant's base compensation for the performance period. Participation in the Executive Bonus Plan is limited to those senior vice presidents or more senior officers of Leap or any subsidiary who are selected by the Plan Committee to receive a bonus award under the Executive Bonus Plan.

For each performance period with regard to which one or more eligible participants in the Executive Bonus Plan is selected by the Plan Committee to receive a bonus award, the Plan Committee establishes in writing one or more objectively determinable performance objectives for such bonus award, based upon one or more of the business criteria set forth in the plan, any of which may be measured in absolute terms, as compared to any incremental increase or as compared to the results of a peer group. The performance objectives (including any adjustments) must be established in writing by the Plan Committee no later than the earlier of (i) the ninetieth day following the commencement of the period of service to which the performance goals relate or (ii) the date preceding the date on which 25% of the period of service (as scheduled in good faith at the time the performance objectives are established) has lapsed; provided that the achievement of such goals must be substantially uncertain at the time such goals are established in writing. Performance periods under the Executive Bonus Plan will be specified by the Plan Committee and may be a fiscal year of Leap or one or more fiscal quarters during a fiscal year.

The Plan Committee, in its discretion, may specify different performance objectives for each bonus award granted under the Executive Bonus Plan. Following the end of the performance period in which the performance objectives are to be achieved, the Plan Committee will, within the time prescribed by Section 162(m) of the Code, determine whether, and to what extent, the specified performance objectives have been achieved for the applicable performance period.

The maximum aggregate amount of all bonus awards granted to any eligible participant under the Executive Bonus Plan for any fiscal year is $1,500,000. The Executive Bonus Plan, however, is not the exclusive means for the Compensation Committee to award incentive compensation to those persons who are eligible for bonus awards under the Executive Bonus Plan and does not limit the Compensation Committee from making additional discretionary incentive awards. The Plan Committee, in its discretion, may reduce or eliminate the bonus amount otherwise payable to an eligible participant under the Executive Bonus Plan.

If an eligible participant's employment with Leap or a subsidiary is terminated, including by reason of such participant's death or disability, prior to payment of any bonus award, all of such participant's rights under the Executive Bonus Plan will terminate and such participant will not have any right to receive any further payments from any bonus award granted under the Executive Bonus Plan. The Plan Committee may, in its discretion, determine what portion, if any, of the eligible participant's bonus award under the Executive Bonus Plan should be paid if the termination results from such participant's death or disability.

The Plan Committee or the Board may terminate the Executive Bonus Plan or partially amend or otherwise modify or suspend the Executive Bonus Plan at any time or from time to time, subject to any stockholder approval requirements under Section 162(m) of the Code or other requirements.

Employee Stock Purchase Plan

In September 2005, Leap commenced an Employee Stock Purchase Plan, or the ESP Plan, which allows eligible employees to purchase shares of Leap common stock during a specified offering period. A total of 800,000 shares of common stock were initially reserved for issuance under the ESP Plan. The aggregate number of shares that may be sold pursuant to options granted under the ESP Plan is subject to adjustment for changes in Leap's capitalization and certain corporate transactions. The ESP Plan is a compensatory plan under FASB ASC Topic 718, Stock Compensation and is administered by the Compensation Committee of the Board. The ESP Plan will be in effect until May 25, 2015, unless the Board terminates the ESP Plan at an earlier date.

Our employees and the employees of our designated subsidiary corporations that customarily work more than 20 hours per week and more than five months per calendar year are eligible to participate in the ESP Plan as of the first day of the first offering period after they become eligible to participate in the ESP Plan. However, no employee is eligible to participate in the ESP Plan if, immediately after becoming eligible to participate, such employee would own or be treated as owning stock (including stock such employee may purchase under options granted under the ESP Plan) representing 5% or more of the total combined voting power or value of all classes of Leap's stock or the stock of any of its subsidiary corporations.

Under the ESP Plan, shares of Leap common stock are offered during six-month offering periods commencing on each January 1st and July 1st. On the first day of an offering period, an eligible employee is granted a nontransferable option to purchase shares of Leap common stock on the last day of the offering period.

An eligible employee can participate in the ESP Plan through payroll deductions. An employee may elect payroll deductions in any whole percentage (up to 15%) of base compensation, and may decrease or suspend his or her payroll deductions during the offering period. The employee's cumulative payroll deductions (without interest) can be used to purchase shares of Leap common stock on the last day of the offering period, unless the employee elects to withdraw his or her payroll deductions prior to the end of the period. An employee's cumulative payroll deductions for an offering period may not exceed $5,000.

The per share purchase price of shares of Leap common stock purchased on the last day of an offering period is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. An employee may purchase no more than 250 shares of Leap common stock during any offering period. Also, an employee may not purchase shares of Leap common stock during a calendar year with a total fair market value of more than $25,000.

In the event of certain changes in Leap's capitalization or certain corporate transactions involving Leap, the Compensation Committee will make appropriate adjustments to the number of shares that may be sold pursuant to options granted under the ESP Plan and options outstanding under the ESP Plan. The Compensation Committee is authorized to provide for the termination, cash-out, assumption, substitution or accelerated exercise of such options.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers at December 31, 2009.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)					
Name	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1)
S. Douglas Hutcheson . . .	68,085	—	$26.55	01/05/2015	12,500(2)	$219,375
	75,901	—	$26.35	02/24/2015	50,000(3)	$877,500
	87,000	29,000(2)	$60.62	12/20/2016	50,000(3)	$877,500
	25,000	75,000(3)	$51.50	03/25/2018	—	—
Walter Z. Berger.	12,500	87,500(4)	$50.13	06/23/2018	45,000(4)	$789,750
Albin F. Moschner	120,160	—	$26.55	01/31/2015	11,000(5)	$193,050
	13,240	26,760(5)	$34.37	10/26/2015	6,000(2)	$105,300
	22,500	7,500(2)	$60.62	12/20/2016	30,000(3)	$526,500
	4,500	13,500(3)	$51.51	02/29/2018	20,000(3)	$351,000
	6,250	18,750(3)	$45.69	08/06/2018	25,000(3)	$438,750
Glenn T. Umetsu	22,500	7,500(2)	$60.62	12/20/2016	6,000(2)	$105,300
	4,500	13,500(3)	$45.69	08/06/2018	20,000(6)	$351,000
	—	—	—	—	15,000(3)	$263,250
Robert J. Irving, Jr.	23,404	—	$26.55	01/05/2015	2,500(2)	$ 43,875
	8,250	2,750(2)	$60.62	12/20/2016	15,000(3)	$263,250
	2,250	6,750(3)	$51.51	02/29/2018	13,000(3)	$228,150
	—	—	—	—	10,000(3)	$175,500

(1) Computed by multiplying the closing market price of Leap common stock ($17.55) on December 31, 2009 by the number of shares subject to such stock award.

(2) Represents our 2006 form of stock option or restricted stock award for additional grants to individuals with existing equity awards. Each stock option vests in four equal annual installments on each of the first four anniversaries of the date of grant. Each restricted stock award vests on the fourth anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer's employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under "— Severance, Retention and Change-in-Control Arrangements — Change-in-Control Vesting of Stock Options and Restricted Stock" below.

(3) Represents our new standard form of stock option or restricted stock award for new hires and for additional grants to individuals with existing equity awards. Each stock option vests in four equal annual installments on each of the first four anniversaries of the date of grant. For the restricted stock award, one-fourth of the award vests on the second anniversary of the date of grant, one-fourth of the award vests on the third anniversary of the date of grant and one-half of the award vests on the fourth anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a termination of the named executive officer's employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under "— Severance, Retention and Change-in-Control Arrangements — Change-in-Control Vesting of Stock Options and Restricted Stock" below.

(4) 50,000 of the stock options granted vest in four equal annual installments on each of the first four anniversaries of the date of grant, and the remaining 50,000 options vest in two equal annual installments, with one-half of the options vesting on the third anniversary of the date of grant and one-half of the options vesting on the fourth anniversary of the date of grant. With respect to the restricted stock award, 25,000 of the shares vest over a four-year period, with one-fourth of the award vesting on the second anniversary of the date of grant, one-fourth on

the third anniversary of the date of grant and one-half on the fourth anniversary of the date of grant. For the remaining 20,000 shares subject to the restricted stock award, one-half of the shares vest on the third anniversary of the date of grant and one-half vest on the fourth anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a termination of Mr. Berger's employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under "— Severance, Retention and Change-in-Control Arrangements — Change-in-Control Vesting of Stock Options and Restricted Stock" below.

(5) Represents our standard form of stock option or restricted stock award for new equity grants to new hires between October 2005 and April 2008. The award vests on the fifth anniversary of the date of grant, subject to performance-based accelerated vesting. Such performance-based accelerated vesting is described in "— Elements of Executive Compensation — Long-Term Incentive Compensation" above. The award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer's employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under "— Severance, Retention and Change-in-Control Arrangements — Change-in-Control Vesting of Stock Options and Restricted Stock" below.

(6) One third of the restricted stock award vests on the first anniversary of the date of grant and two-thirds vest on the second anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a termination of the named executive officer's employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under "— Severance, Retention and Change-in-Control Arrangements — Change-in-Control Vesting of Stock Options and Restricted Stock" below.

2009 Stock Vested

The following table provides information on awards of restricted stock held by our named executive officers that vested during the fiscal year ended December 31, 2009. Our named executive officers did not exercise any options to purchase shares of our common stock during the fiscal year ended December 31, 2009.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1)
S. Douglas Hutcheson	—	—
Walter Z. Berger	—	—
Albin F. Moschner	2,070	$ 51,501
Glenn T. Umetsu	10,000	$271,099
Robert J. Irving, Jr.	—	—

(1) The value realized upon vesting of a restricted stock award is calculated based on the number of shares vesting multiplied by the difference between the fair market value per share of our common stock on the vesting date less the purchase price per share.

Severance, Retention and Change-in-Control Arrangements

We have entered into arrangements with our executives whereby they may receive certain additional benefits in the event that their employment with us were to terminate or in connection with the occurrence of a change in control.

Under our severance arrangements, as described further below, we have agreed to provide our executives with certain benefits in the event that their employment were involuntarily or constructively terminated. These severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation and with the intent of providing for a stable work environment. We believe that it is important that we provide reasonable severance benefits to our executive officers because it may be difficult for them to find comparable employment within a short period of time following certain qualifying terminations.

We have also entered into arrangements with our executives, as described further below, whereby they may receive certain benefits in connection with the occurrence of a change in control. Under the retention arrangements we have entered into, our executives may receive cash awards in the event that a change in control of our company were to occur on or before March 2012. In addition, all or portions of the stock option and restricted stock awards held by our executives may vest on an accelerated basis in connection with the occurrence of a change in control. We provide these change-in-control arrangements as a means of reinforcing and encouraging the continued attention and dedication of senior management during periods of uncertainty or speculation. We also believe that these benefits help encourage senior management to pursue potential change-in-control transactions that may be in the best interests of Leap's stockholders.

We extend these severance, continuity and change-in-control benefits to senior management because they are essential to help us fulfill our objectives of attracting and retaining key managerial talent. These arrangements are intended to be competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by us. These arrangements form an integral part of the total compensation that we provide to these individuals and are considered by the Compensation Committee when determining executive officer compensation. The decision to offer these benefits, however, did not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels.

Severance Arrangements

The terms of our severance arrangement with our CEO, S. Douglas Hutcheson, are set forth in his employment agreement and described above in "Discussion of Summary Compensation and Grants of Plan-Based Awards Tables — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson."

With respect to our other members of senior management, Cricket and Leap entered into Amended and Restated Severance Benefits Agreements with our executive vice presidents and senior vice presidents in February 2008, including with Messrs. Moschner, Umetsu and Irving. The Amended and Restated Severance Agreements amend, restate and supersede the Severance Benefits Agreements entered into beginning in 2005 with each such officer. These amended and restated agreements are referred to in this proxy statement as the "Severance Agreements." Cricket and Leap also entered into a Severance Agreement with Mr. Berger when he joined us in June 2008.

The term of the Severance Agreement automatically extends for a one-year period each December 31, unless notice of termination is provided to the executive no later than January 1st of the preceding year. Under the agreements, in the event that the executive were to be terminated other than for cause or if he or she were to resign with good reason, he or she would be entitled to receive severance benefits consisting of the following: (1) any unpaid portion of his or her salary and accrued benefits earned up to the date of termination; (2) a lump sum payment equal to his or her then current annual base salary and target bonus, multiplied by 1.5 for executive vice presidents and senior vice presidents who are executive officers; and (3) the cost of continuation health coverage (COBRA) for a period of 18 months for executive vice presidents and senior vice presidents who are executive officers (or, if shorter, until the time when the respective officer is eligible for comparable coverage with a subsequent employer). In consideration for these benefits, the officers would provide a general release to Leap and its operating subsidiary, Cricket, prior to receiving severance benefits, and would agree not to solicit any of our employees and would maintain the confidentiality of our information for three years following their respective termination dates.

For purposes of the Severance Agreements, "cause" is generally defined to include: (i) the officer's willful neglect of or willful failure substantially to perform his or her duties with Cricket (or its parent or subsidiaries), after written notice and the officer's failure to cure; (ii) the officer's willful neglect of or willful failure substantially to perform the lawful and reasonable directions of the board of directors of Cricket (or of any parent or subsidiary of Cricket which employs the officer or for which the officer serves as an officer) or of the individual to whom the officer reports, after written notice and the officer's failure to cure; (iii) the officer's commission of an act of fraud, embezzlement or dishonesty upon Cricket (or its parent or subsidiaries); (iv) the officer's material breach of his or her confidentiality and inventions assignment agreement or any other agreement between the officer and Cricket (or its parent or subsidiaries), after written notice and the executive's failure to cure; (v) the officer's conviction of, or plea of guilty or nolo contendere to, the commission of a felony or other illegal conduct that is likely to inflict or has inflicted material injury on the business of Cricket (or its parent or subsidiaries); or (vi) the officer's gross misconduct affecting or material violation of any duty of loyalty to Cricket (or its parent or subsidiaries). For purposes of the Severance Agreements, "good reason" is generally defined to include the occurrence of any of the following circumstances, unless cured within thirty days after Cricket's receipt of written notice of such circumstance from the officer: (i) a material diminution in the officer's authority, duties or responsibilities with Cricket (or its parent or subsidiaries), including the continuous assignment to the officer of any duties materially inconsistent with his or her position, a material negative change in the nature or status of his or her responsibilities or the conditions of his or her employment with Cricket (or its parent or subsidiaries); (ii) a material diminution in the officer's annualized cash and benefits compensation opportunity, including base compensation, annual target bonus opportunity and aggregate employee benefits; (iii) a material change in the geographic location at which the officer must perform his or her duties, including any involuntary relocation of Cricket's offices (or its parent's or subsidiaries' offices) at which the officer is principally employed to a location that is more than 60 miles from such location; or (iv) any other action or inaction that constitutes a material breach by Cricket (or its parent or subsidiaries) of its obligations to the officer under his or her Severance Agreement.

Cash Retention Arrangements

In March 2010, we entered into retention arrangements with members of senior management, including our named executive officers. Under the terms of the agreements, if a change in control were to occur on or before March 2012, our named executive officers would be entitled to receive the following cash amounts: S. Douglas Hutcheson, $1,125,000; Walter Z. Berger, $750,000; Albin F. Moschner, $750,000; and Robert J. Irving, Jr., $450,000. Payment of the amounts would require the approval of our Board, with one-third of the retention cash award payable upon the consummation of the change in control and the remaining two-thirds payable upon the six month anniversary of the consummation of any change in control.

In order to be eligible to receive a retention cash award, an executive must continue to be employed by us on the date of each such payment (subject to the accelerated payment provisions described below). If an executive's employment were terminated by us other than for cause or by the executive for good reason within 90 days prior to or six months following a change in control, then any unpaid portion of the retention cash award would be paid to the executive upon the executive's termination of employment. The terms "cause" and "good reason" are defined in the retention agreements and are substantially similar to the definitions of such terms found in the Severance Agreements, as described above. The term "change in control" generally has the meaning given to such term under the 2004 Stock Plan.

Change-in-Control Vesting of Stock Options and Restricted Stock

The stock option and restricted stock awards granted to our named executive officers will become exercisable and/or vested on an accelerated basis in connection with certain changes in control. The period over which the award vests or becomes exercisable after a change in control varies depending upon the date that the award was granted and the date of the change in control.

For example, under the forms of stock option and restricted stock award agreements for new equity grants to new hires that we used between October 26, 2005 and May 2008, which generally provide for five-year cliff vesting with possible accelerated vesting based on achievement of adjusted EBITDA and net customer additions performance objectives, in the event of a change in control, one-third of the unvested portion of such award would vest and/or become exercisable on the date of the change in control. In the event the named executive officer were providing services to us as an employee, director or consultant on the first anniversary of the change in control, an additional one-third of the unvested portion of such award (measured as of immediately prior to the change in control) would vest and/or become exercisable on such date. In the event that a named executive officer were providing services to us as an employee, director or consultant on the second anniversary of the change in control, the entire remaining unvested portion of such award would vest and/or become exercisable on such date.

Under the form of stock option and restricted stock award agreements for refresher grants that we used in December 2006, which provided for four-year time based vesting, in the event of a change in control, if the individual were an employee, director or consultant 90 days after the change in control, 50% of the total number of shares subject to the award would become exercisable and/or vested.

In the case of all of our outstanding stock option and restricted stock award agreements, in the event a named executive officer's employment were terminated by us other than for cause, or if the named executive officer resigned with good reason, during the period commencing 90 days prior to a change in control and ending 12 months after such change in control, each stock option and restricted stock award would automatically accelerate and become exercisable and/or vested as to any remaining unvested shares subject to such stock option or restricted stock award on the later of (i) the date of termination of employment or (ii) the date of the change in control. Under the forms of stock option and restricted stock award agreements that we have generally used for refresher grants since December 2007, this is the only means by which the underlying awards would vest or become exercisable in connection with a change in control.

The terms "cause" and "good reason" are defined in the applicable award agreements and are substantially similar to the definitions of such terms found in the Severance Agreements, as described above. The term "change in control" is defined in the 2004 Stock Plan.

Except as otherwise described above, a named executive officer would be entitled to accelerated vesting and/or exercisability in the event of a change in control only if he or she were an employee, director or consultant on the effective date of such accelerated vesting and/or exercisability. Under our grants with performance-based acceleration of vesting, following the date of a change in control, there would be no further additional performance-based exercisability and/or vesting applicable to stock options and restricted stock awards based on our adjusted EBITDA and net customer additions performance.

Potential Change-in-Control and Severance Payments

The following table summarizes potential change-in-control and severance payments that could be made to our named executive officers. The four right-hand columns describe the payments that would apply in four different potential scenarios: (1) a termination of employment as a result of the named executive officer's voluntary resignation without good reason or his termination by us for cause; (2) a change in control without a termination of employment; (3) a termination of employment as a result of the named executive officer's resignation for good reason or termination of employment by us other than for cause, in each case within 90 days before or within a year after a change in control; and (4) a termination of employment as a result of the named executive officer's resignation for good reason or termination of employment by us other than for cause, in each case not within 90 days before and not within 12 months after a change in control. The table assumes that the termination or change in control occurred on December 31, 2009 and reflects benefits that were payable under Mr. Hutcheson's employment agreement and our named executive officers' Severance Agreements as in effect on such date. The table does not include any payments that might be paid to the named executive officers pursuant to the cash retention arrangements approved by the Compensation Committee in March 2010.

Name	Benefit Type	Payment in the Case of a Voluntary Termination without Good Reason or Termination for Cause	Payment in the Case of a Change in Control Without Termination	Payment in the Case of a Termination Other than for Cause or with Good Reason, if Within 90 Days Prior to or Within 12 Months Following a Change in Control	Payment in the Case of a Termination Other than for Cause or with Good Reason, Not Within 90 Days Prior to and Not Within 12 Months Following a Change in Control
S. Douglas Hutcheson	Accrued Salary(1)	$ 10,000	—	$ 10,000	$ 10,000
	Accrued PTO(2)	$221,221	—	$ 221,221	$ 221,221
	Cash Severance(3)	—	—	$3,000,000	$3,000,000
	COBRA Payments(4)	—	—	$ 49,904	$ 49,904
	Value of Equity Award Acceleration	—	$109,687(5)	$1,974,375(6)	—
	Excise Tax Gross-Up Payment	—	—	$1,000,000(7)	—
	Total Value:	$231,221	$109,687	$6,255,500	$3,281,125
Walter Z. Berger	Accrued Salary(1)	$ 8,154	—	$ 8,154	$ 8,154
	Accrued PTO(2)	$ 73,346	—	$ 73,346	$ 73,346
	Cash Severance(8)	—	—	$1,431,000	$1,431,000
	COBRA Payments(4)	—	—	$ 37,428	$ 37,428
	Value of Equity Award Acceleration	—	—	$ 789,750(6)	—
	Total Value:	$ 81,500	—	$2,339,678	$1,549,928
Albin F. Moschner	Accrued Salary(1)	$ 7,692	—	$ 7,692	$ 7,692
	Accrued PTO(2)	$ 45,538	—	$ 45,538	$ 45,538
	Cash Severance(8)	—	—	$1,425,000	$1,425,000
	COBRA Payments(4)	—	—	$ 37,428	$ 37,428
	Value of Equity Award Acceleration	—	$116,993(5)	$1,614,600(6)	—
	Total Value:	$ 53,230	$116,993	$3,130,258	$1,515,658
Glenn T. Umetsu	Accrued Salary(1)	$ 5,785	—	$ 5,785	$ 5,785
	Accrued PTO(2)	$ 33,433	—	$ 33,433	$ 33,433
	Cash Severance(8)	—	—	$1,015,200	$1,015,200
	COBRA Payments(4)	—	—	$ 37,428	$ 37,428
	Value of Equity Award Acceleration	—	$ 52,650(5)	$ 719,550(6)	—
	Total Value:	$ 39,218	$ 52,650	$1,811,396	$1,091,846
Robert J. Irving, Jr	Accrued Salary(1)	$ 4,748	—	$ 4,748	$ 4,748
	Accrued PTO(2)	$ 42,069	—	$ 42,069	$ 42,069
	Cash Severance(8)	—	—	$ 763,785	$ 763,785
	COBRA Payments(4)	—	—	$ 37,428	$ 37,428
	Value of Equity Award Acceleration	—	$ 21,937(5)	$ 710,775(6)	—
	Total Value:	$ 46,817	$ 21,937	$1,558,805	$ 848,030

(1) Represents earned but unpaid salary as of December 31, 2009 and does not include any bonus amounts payable to our executive officers based upon corporate or individual performance.

(2) Represents accrual for paid time off and sick leave that had not been taken as of December 31, 2009.

(3) Represents two times the sum of (a) Mr. Hutcheson's annual base salary as of December 31, 2009 plus (b) the target amount of his annual bonus for 2009. This amount excludes potential payments of $1,500 per day that Mr. Hutcheson could receive for providing consulting services at Leap's request after a resignation for good reason.

(4) Amounts shown equal an aggregate of 24 months of COBRA payments for Mr. Hutcheson and 18 months of COBRA payments for the other named executive officers.

(5) Represents the value of those awards that would vest as a result of a change in control occurring on December 31, 2009, without any termination of employment. The value of such awards was calculated assuming a price per share of our common stock of $17.55, which represents the closing market price of our common stock as reported on the NASDAQ Global Select Market on December 31, 2009.

(6) Represents the value of those awards that would vest as a result of the executive's termination of employment by us other than for cause or by the named executive officer for good reason within 90 days prior to or within 12 months following a change in control. This value assumes that the change in control and the date of termination occur on December 31, 2009, and, therefore, that the vesting of such award was not previously accelerated as a result of a change in control. The value of such awards was calculated assuming a price per share of our common stock of $17.55, which represents the closing market price of our common stock as reported on the NASDAQ Global Select Market on December 31, 2009.

(7) Represents the maximum excise tax gross-up payment to which Mr. Hutcheson may be entitled pursuant to his Executive Employment Agreement. The actual amount of any such excise tax gross-up payment may be less than the estimated amount. The excise tax gross-up payment takes into account the severance payments and benefits that would be payable to Mr. Hutcheson upon his termination of employment by Cricket without cause or his resignation with good reason and assumes that such payments would constitute excess parachute payments under Section 280G of the Code, resulting in excise tax liability. See "Severance, Retention and Change-in-Control Arrangements" above. It also assumes that Mr. Hutcheson would continue to provide consulting services to the Company for three days per month for a one-year period after his resignation with good reason, for a fee of $1,500 per day. Such potential consulting fees are not reflected in the amounts shown in the table above.

(8) Represents one-and-one-half times the sum of (a) the executive's annual base salary as of December 31, 2009 plus (b) the target amount of his annual bonus for 2009.

Director Compensation

Compensation Arrangements

In February 2006, our Board approved an annual compensation package for non-employee directors consisting of a cash component and an equity component. The cash component is paid, and the equity component is awarded, each year following Leap's annual meeting of stockholders.

- For the cash component, each of our non-employee directors receives annual cash compensation of $40,000. The Chairman of the Board receives additional cash compensation of $20,000; the Chairman of the Audit Committee receives additional cash compensation of $15,000; and the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive additional cash compensation of $5,000.

- For the equity component, each of our non-employee directors receives an annual award of $100,000 of Leap restricted common stock pursuant to the 2004 Stock Plan. The purchase price for each share of Leap restricted common stock is equal to par value or such share is issued for no purchase price in exchange for services previously rendered to Leap. Each such share is valued at fair market value (as defined in the 2004 Stock Plan) on the date of grant. Each award of restricted common stock vests in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted common stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan).

From time to time, the Board also pays additional compensation to directors for service on special committees of the Board. We also reimburse directors for reasonable and necessary expenses, including their travel expenses incurred in connection with attendance at Board and committee meetings.

In November 2009, we added three new directors to the Board: John H. Chapple, Ronald J. Kramer and William A. Roper, Jr. In connection with their appointment to the Board, the new directors received the standard annual cash retainer fee (pro-rated for their initial partial year of service). In addition, the new directors received initial grants of $200,000 of restricted shares of our common stock under our 2004 Stock Plan and will thereafter be entitled to receive the standard annual award of $100,000 of restricted shares of our common stock beginning at our 2011 annual meeting of stockholders. The shares underlying the initial grant vest, and any subsequent additional grants will vest, in equal installments on each of the first, second and third anniversaries of the date of grant and all unvested shares will vest upon a change in control (as defined in the 2004 Stock Plan).

In April 2010, the Board approved additional compensation for our directors in the form of per-meeting fees. Beginning in 2010, directors will receive a fee of $1,000 to $2,000 (depending on the length of the meeting) for each Board meeting they attend in excess of the first four meetings of the year and for each meeting of any standing committee of the Board they attend in excess of the first four meetings of the year. The per-meeting fees will be paid in arrears on a quarterly basis in restricted shares of our common stock pursuant to the 2004 Stock Plan. The shares underlying the grants will vest on the first anniversary of the date of grant and all unvested shares will vest upon a change in control (as defined in the 2004 Stock Plan). The shares underlying the grants will also vest if the director is not nominated for reelection at the annual meeting of stockholders following the grant date.

2009 Director Compensation

The following table sets forth certain compensation information with respect to each of the members of our Board for the fiscal year ended December 31, 2009, other than Mr. Hutcheson whose compensation relates to his service as president and CEO and who does not receive additional compensation in his capacity as a director.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
John H. Chapple	$43,333	$199,999	$243,332
John D. Harkey, Jr.	$40,000	$ 99,983	$139,983
Ronald J. Kramer	$43,333	$199,999	$243,332
Robert V. LaPenta	$40,000	$ 99,983	$139,983
Mark H. Rachesky, M.D.	$65,000	$ 99,983	$164,983
Michael B. Targoff	$55,000	$ 99,983	$154,983
William A. Roper, Jr.	$43,333	$199,999	$243,332

(1) Represents the full grant date fair value of restricted stock awards granted to our non-employee directors in 2009, computed in accordance with FASB ASC Topic 718, Stock Compensation. For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

On May 22, 2009, we granted 2,563 shares of restricted stock to each of our non-employee directors elected at our 2009 annual meeting of stockholders. On November 2, 2009, we granted to each of Messrs. Chapple, Kramer and Roper 14,970 shares of restricted stock. Each award of restricted stock will vest in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan).

The aggregate number of stock awards outstanding at the end of 2009 for each non-employee director were as follows: John H. Chapple, 14,970; John D. Harkey, Jr., 4,126; Ronald J. Kramer, 14,970; Robert V. LaPenta, 4,126; Mark H. Rachesky, M.D., 4,126; William A. Roper, Jr., 14,970; and Michael B. Targoff, 4,126.

No options to purchase shares of our common stock were granted to our directors during the fiscal year ended December 31, 2009. The aggregate number of stock option awards that were outstanding at the end of 2009 for each non-employee director were as follows: John D. Harkey, Jr., 2,500; Robert V. LaPenta, 12,500; Mark H. Rachesky, M.D., 40,200; and Michael B. Targoff, 4,500. These option grants were made to our non-employee directors in March 2005, and there have been no option grants to our non-employee directors since that time.

Indemnification of Directors and Executive Officers and Limitation on Liability

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
- any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Amended and Restated Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our Amended and Restated Bylaws provide that:

- we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;
- we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and
- the rights provided in our bylaws are not exclusive.

Leap's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased policies of directors' and officers' liability insurance that insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

Certain of our current and former officers and directors have been named as defendants in multiple lawsuits, and several of these defendants have indemnification agreements with us. We are also a defendant in some of these lawsuits. See "Business — Legal Proceedings" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for a description of these matters.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement for our 2010 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE
Mark H. Rachesky, M.D.
Michael B. Targoff

---

* The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of our filings under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether made on, before, or after the date of this proxy statement and irrespective of any general incorporation language in such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of Leap's Compensation Committee are Dr. Rachesky and Mr. Targoff. Neither of these directors has at any time been an officer or employee of Leap or any of its subsidiaries.

In August 2004, we entered into a registration rights agreement with certain holders of Leap's common stock, including MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (which entities are affiliated with Dr. Rachesky, Leap's Chairman of the Board), whereby we granted them registration rights with respect to the shares of common stock issued to them on the effective date of Leap's plan of reorganization.

In May 2009, in connection with Leap's proposed public offering of common stock, Leap, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP entered into a waiver agreement pursuant to which MHR Institutional Partners II LP and MHR Institutional Partners IIA LP agreed to waive certain of their rights under the registration rights agreement. In consideration for the waiver of such rights, we agreed to amend the registration rights agreement to, among other things, include all shares of common stock held by the MHR entities or their affiliates from time to time and to prepare and file a resale shelf registration statement to register for resale additional shares of Leap common stock that may be held by the MHR entities or their affiliates from time to time. Also in connection with the proposed offering, the MHR entities and Dr. Rachesky entered into 90-day lock-up agreements with Leap's underwriters. Under the waiver agreement, we agreed to pay for the legal fees and expenses of the MHR entities and Dr. Rachesky incurred in connection with the preparation, negotiation, execution and disclosure of the waiver agreement, the lock-up agreements, and the amendment and restatement of the registration rights agreement and the consummation of the transactions thereunder.

In September 2009, we entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement") with MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and MHR Institutional Partners III LP (collectively, the "MHR Entities"), pursuant to which the parties amended and restated the original registration rights agreement. Each of the MHR Entities is a shareholder of Leap and an affiliate of Dr. Rachesky, Leap's Chairman of the Board. Under the Amended and Restated Registration Rights Agreement, we are required to maintain a resale shelf registration statement, pursuant to which these holders may sell their shares of common stock on a delayed or continuous basis. In addition, the MHR Entities have certain demand registration rights and the right in certain circumstances to include their Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) in registration statements that we file for public offerings of our common stock. The Amended and Restated Registration Rights Agreement also revised the definition of "Additional Holder" under the agreement to include affiliates of any "Holder" under the agreement, amended the definition of "Registrable Securities" to include shares of our common stock held by any Holder now or from time to time in the future, and required us no later than December 2, 2009 and thereafter upon request, to register the resale on a delayed or continuous basis of Registrable Securities held or acquired by the Holders that are not the subject of an existing resale shelf registration statement. We filed a registration statement on Form S-3 on November 25, 2009 to register the resale of the shares of common stock held by the MHR Entities that were not the subject of an existing resale shelf registration statement.

Under the Amended and Restated Registration Rights Agreement, we are obligated to pay all the expenses of registration, other than underwriting fees, discounts and commissions. The Amended and Restated Registration Rights Agreement contains cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement that are attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

In 2009, we expended approximately $185,000 in the aggregate on the waiver agreement, the amendment and restatement of the registration rights agreement and the consummation of the transactions thereunder, including the preparation and filing of the resale registration statement and the payment of our costs, fees and expenses and the legal fees and expenses of the MHR Entities and Dr. Rachesky incurred in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information about the beneficial ownership of our common stock as of April 1, 2010 for:

- each stockholder known by us to beneficially own more than 5% of our common stock;
- each of our directors;
- each of our named executive officers; and
- all directors and executive officers as a group.

The percentage of ownership indicated in the following table is based on 78,225,261 shares of common stock outstanding on April 1, 2010.

Information with respect to beneficial ownership has been furnished by each director and officer, and with respect to beneficial owners of more than 5% of our common stock, by Schedules 13D and 13G, filed with the SEC by them. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after April 1, 2010 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

5% Stockholders, Directors and Officers(1)	Number of Shares	Percent of Total
Entities affiliated with MHR Fund Management LLC(2)	15,537,869	19.9
T. Rowe Price Associates, Inc.(3)	8,173,687	10.4
Thornburg Investment Management Inc.(4)	7,804,342	10.0
The Bank of New York Mellon Corporation(5)	5,001,416	6.4
Entities affiliated with Citadel Investment Group, L.L.C.(6)	4,246,177	5.4
Wellington Management Company, LLP(7)	4,242,590	5.4
Iridian Asset Management LLC(8)	3,896,869	5.0
Mark H. Rachesky, M.D.(9)(10)	15,585,846	19.9
John H. Chapple(10)	14,970	*
John D. Harkey, Jr.(10)	20,277	*
Ronald J. Kramer(10)	14,970	*
Robert V. LaPenta(10)(11)	35,277	*
William A. Roper, Jr.(10)	14,970	*
Michael B. Targoff(10)	12,277	*
S. Douglas Hutcheson(12)	607,808	*
Walter Z. Berger(13)	117,500	*
Albin F. Moschner(14)	339,864	*
Glenn T. Umetsu(15)	67,300	*
Robert J. Irving, Jr.(16)	125,971	*
All directors and executive officers as a group (15 persons)	17,215,114	22.0

* Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1) Unless otherwise indicated, the address for each person or entity named below is c/o Leap Wireless International, Inc., 5887 Copley Drive, San Diego, California 92111.

(2) Consists of (a) 353,420 shares of common stock held for the account of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies ("Master Account"), (b) 42,514 shares of

common stock held for the account of MHR Capital Partners (100) LP, a Delaware limited partnership ("Capital Partners (100)"), (c) 3,340,378 shares of common stock held for the account of MHR Institutional Partners II LP, a Delaware limited partnership ("Institutional Partners II"), (d) 8,415,428 shares of common stock held for the account of MHR Institutional Partners IIA LP, a Delaware limited partnership ("Institutional Partners IIA") and (e) 3,386,129 shares of common stock held for the account of MHR Institutional Partners III LP, a Delaware limited partnership ("Institutional Partners III"). MHR Advisors LLC ("Advisors") is the general partner of each of Master Account and Capital Partners (100), and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Master Account and Capital Partners (100). MHR Institutional Advisors II LLC ("Institutional Advisors II") is the general partner of Institutional Partners II and Institutional Partners IIA, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC ("Institutional Advisors III") is the general partner of Institutional Partners III, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners III. MHR Fund Management LLC ("Fund Management") has entered into an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and thus may be deemed to be the beneficial owner of all of the shares of common stock held by all of these entities. The address for each of these entities is 40 West 57th Street, 24th Floor, New York, New York 10019.

(3) These securities are owned by various individuals and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address for Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(4) These securities are owned by Thornburg Investment Management Inc., an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E). The address for Thornburg Investment Management Inc. is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506.

(5) These securities are owned by The Bank of New York Mellon Corporation, a parent holding company in accordance with Section 240.13-d(1)(b)(1)(ii)(G). The Bank of New York Mellon Corporation has sole voting power with respect to 4,441,142 shares, has shared voting power with respect to 8,630 shares, has sole dispositive power with respect to 4,975,486 shares, and has shared dispositive power with respect to 13,630 shares. The address for The Bank of New York Mellon Corporation is One Wall Street, 31st Floor, New York, New York 10286.

(6) These securities are owned by Citadel Derivatives Trading Ltd. ("CDT"), Citadel Equity Fund Ltd. ("CEF"), Citadel Global Equities Master Fund Ltd. ("CG"), Citadel Securities LLC ("Citadel Securities"), and certain segregated accounts. Citadel Advisors ("Citadel Advisors") is the portfolio manager for CDT, CEF and CG and the investment manager for certain segregated accounts. Citadel Holdings II LP ("CH-II") is the managing member of Citadel Advisors. Citadel Holdings I LP ("CH-I") is the non-member manager of Citadel Securities. Citadel Investment Group, L.L.C. ("CIG-II") is the general partner of CH-I and CH-II. Mr. Griffin is the president and chief executive officer of, and owns a controlling interest in, CIG-II. The address for each of these entities is c/o Citadel Investment Group, L.L.C., 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(7) Wellington Management Company, LLP, in its capacity as an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E), may be deemed to beneficially own 4,242,590 shares which are held of record by clients of Wellington Management Company. Wellington Management Company has shared voting power with respect to 3,255,725 shares and has shared dispositive power with respect to 4,242,590 shares. The address for Wellington Management Company is 75 State Street, Boston, MA 02109.

(8) These securities are owned by Iridian Asset Management LLC ("Iridian"), David L. Cohen and Harold J. Levy. Iridian has direct beneficial ownership of the shares in the accounts for which it serves as the investment adviser under its investment management agreements. Messrs. Cohen and Levy may be deemed to possess beneficial ownership of the shares beneficially owned by Iridian by virtue of their indirect controlling

ownership of Iridian, and having the power to vote and direct the disposition of the shares as joint chief investment officers of Iridian. Messrs. Cohen and Levy expressly disclaim ownership of such shares. The address for Iridian and Messrs. Cohen and Levy is 276 Post Road West, Westport, CT 06880-4704.

(9) Consists of (a) all of the shares of common stock otherwise described in footnote 2 by virtue of Dr. Rachesky's position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (b) 40,200 shares of common stock issuable upon exercise of options and 4,126 shares of restricted stock, as further described in footnote 10 and (c) 3,651 shares of common stock which were previously granted as shares of restricted stock and which have vested. The address for Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York 10019.

(10) Includes vested shares issuable upon exercise of options, as follows: Dr. Rachesky, 40,200 shares; Mr. Harkey, 2,500 shares; Mr. Targoff, 4,500 shares; and Mr. LaPenta, 12,500 shares; restricted stock awards which vest in three equal installments on May 29, 2008, 2009 and 2010, as follows: Dr. Rachesky, 1,210 shares; Mr. Harkey, 1,210 shares; Mr. Targoff, 1,210 shares; and Mr. LaPenta, 1,210 shares; restricted stock awards which vest in three equal installments on May 30, 2009, 2010 and 2011, as follows: Dr. Rachesky, 1,740 shares; Mr. Harkey, 1,740 shares; Mr. Targoff, 1,740 shares; and Mr. LaPenta, 1,740 shares; restricted stock awards which vest in three equal installments on May 22, 2010, 2011 and 2012, as follows: Dr. Rachesky, 2,563 shares; Mr. Harkey, 2,563 shares; Mr. Targoff, 2,563 shares; and Mr. LaPenta, 2,563 shares; and restricted stock awards which vest in three equal installments on November 2, 2010, 2011 and 2012, as follows: Mr. Chapple, 14,970 shares; Mr. Kramer, 14,970 shares; and Mr. Roper, 14,970 shares.

(11) Includes 5,000 shares held by a corporation which is wholly owned by Mr. LaPenta. Mr. LaPenta has the power to vote and dispose of such shares by virtue of his serving as an officer and director thereof.

(12) Includes (a) restricted stock awards for 37,500 shares, of which 12,500 shares will vest on March 25, 2011, and 25,000 shares will vest on March 25, 2012, (b) restricted stock awards for 12,500 shares which will vest on December 20, 2010, as described under "Compensation Discussion and Analysis — Outstanding Equity Awards at Fiscal Year-End" and "Compensation Discussion and Analysis — Severance, Retention and Change-in-Control Arrangements", (c) restricted stock awards for 50,000 shares, of which 12,500 shares will vest on April 14, 2011, 12,500 shares will vest on April 14, 2012 and 25,000 shares will vest on April 14, 2013, (d) restricted stock awards for 40,000 shares of which 10,000 shares will vest on March 15, 2012, 10,000 shares will vest on March 15, 2013, and 20,000 shares will vest on March 15, 2014 and (e) restricted stock awards for 100,000 shares, of which 20,000 shares will vest on March 15, 2011, 20,000 shares will vest on March 15, 2012, 20,000 shares will vest on March 15, 2013 and 40,000 shares will vest on March 15, 2014, subject to certain performance-based vesting conditions. Also includes 280,986 shares issuable upon exercise of vested stock options.

(13) Includes (a) restricted stock awards for 25,000 shares, of which 6,250 shares will vest on June 23, 2010, 6,250 shares will vest on June 23, 2011 and 12,500 shares will vest on June 23, 2012, (b) restricted stock awards for 20,000 shares of which 10,000 shares will vest on June 23, 2011 and 10,000 shares will vest on June 23, 2012, (c) restricted stock awards for 20,000 shares, of which 5,000 shares will vest on March 15, 2012, 5,000 shares will vest on March 15, 2013 and 10,000 shares will vest on March 15, 2014, and (d) restricted stock awards for 40,000 shares, of which 8,000 shares will vest on March 15, 2011, 8,000 shares will vest on March 15, 2012, 8,000 shares will vest on March 15, 2013 and 16,000 shares will vest on March 15, 2014, subject to certain performance-based vesting conditions. Also includes 12,500 shares issuable upon exercise of vested stock options.

(14) Includes (a) restricted stock awards for 20,000 shares, of which 5,000 shares will vest on August 6, 2010, 5,000 shares will vest on August 6, 2011, and 10,000 shares will vest on August 6, 2012, (b) restricted stock awards for 22,500 shares, of which 7,500 shares will vest on February 28, 2011 and 15,000 shares will vest on February 29, 2012, (c) restricted stock awards for 11,000 shares which will vest on October 26, 2010, subject to certain conditions and accelerated vesting, (d) restricted stock awards for 6,000 shares which will vest on December 20, 2010, as described under "Compensation Discussion and Analysis — Outstanding Equity Awards at Fiscal Year-End" and "Compensation Discussion and Analysis — Severance, Retention and Change-in-Control Arrangements", (e) restricted stock awards for 25,000 shares, of which 6,250 shares will vest on April 14, 2011, 6,250 shares will vest on April 14, 2012 and 12,500 shares will vest on April 14,

2013, (f) restricted stock awards for 20,000 shares, of which 5,000 shares will vest on March 15, 2012, 5,000 shares will vest on March 15, 2013, and 10,000 shares will vest on March 15, 2014 and (g) restricted stock awards for 40,000 shares, of which 8,000 shares will vest on March 15, 2011, 8,000 shares will vest on March 15, 2012, 8,000 shares will vest on March 15, 2013 and 16,000 shares will vest on March 15, 2014, subject to certain performance-based vesting conditions. Also includes 171,150 shares issuable upon exercise of vested stock options.

(15) Includes (a) restricted stock awards for 6,000 shares which will vest on December 20, 2010, as described under "Compensation Discussion and Analysis — Outstanding Equity Awards at Fiscal Year-End" and "Compensation Discussion and Analysis — Severance, Retention and Change-in-Control Arrangements" and (b) restricted stock awards for 15,000 shares, of which 3,750 shares will vest on April 14, 2011, 3,750 shares will vest on April 14, 2012, and 7,500 shares will vest on April 14, 2013. Also includes 27,000 shares issuable upon exercise of vested stock options.

(16) Includes (a) restricted stock awards for 11,250 shares, of which 3,750 will vest on February 28, 2011 and 7,500 shares will vest on February 29, 2012, (b) restricted stock awards for 13,000 shares, of which 3,250 shares will vest on August 19, 2010, 3,250 shares will vest on August 19, 2011 and 6,500 shares will vest on August 19, 2012, (c) restricted stock awards for 10,000 shares, of which 2,500 shares will vest on April 14, 2011, 2,500 shares will vest on April 14, 2012 and 5,000 shares will vest on April 14, 2013, (d) restricted stock awards for 7,500 shares, of which 1,875 will vest on March 15, 2012, 1,875 shares will vest on March 15, 2013 and 3,750 shares will vest on March 15, 2014, (e) restricted stock awards for 2,500 shares which will vest on December 20, 2010, as described under "Compensation Discussion and Analysis — Outstanding Equity Awards at Fiscal Year-End" and "Compensation Discussion and Analysis — Severance, Retention and Change-in-Control Arrangements" and (f) restricted stock awards for 17,500 shares, of which 3,500 shares will vest on March 15, 2011, 3,500 shares will vest on March 15, 2012, 3,500 shares will vest on March 15, 2013 and 7,000 shares will vest on March 15, 2014, subject to certain performance-based vesting conditions. Also includes 36,154 shares issuable upon exercise of vested stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historically, we have reviewed potential related party transactions on a case-by-case basis. On March 8, 2007 the Board approved a "Related Party Transaction Policy and Procedures." Under the policy and procedures, the Audit Committee, or alternatively, those members of the Board who are disinterested, reviews the material facts of specified transactions for approval or disapproval, taking into account, among other factors that they deem appropriate, the extent of the related person's interest in the transaction and whether the transaction is fair to Leap and is in, or is not inconsistent with, the best interests of Leap and its stockholders. Transactions to be reviewed under the policy and procedures include transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Leap or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). Terms of director and officer compensation that are disclosed in proxy statements or that are approved by the Board or Compensation Committee and are not required to be disclosed in our proxy statement, and transactions where all holders of our common stock receive the same benefit on a pro rata basis, are not subject to review under the policy and procedures.

For a description of the registration rights agreement between Leap and certain affiliates of Dr. Mark H. Rachesky, our Chairman of the Board, see "Compensation Committee Interlocks and Insider Participation" set forth above in this proxy statement.

STOCKHOLDER PROPOSALS

To be included in our proxy statement, proposals of stockholders that are intended to be presented at our 2011 annual meeting of stockholders must be received no later than December 27, 2010 and must satisfy the conditions established by the SEC for such proposals. However, if Leap changes the date of its 2011 annual meeting by more than thirty days from the anniversary date of the Annual Meeting, the deadline for proposals that stockholders wish to include in the proxy statement for the 2011 annual meeting of stockholders will be a reasonable time before we begin to print and mail the proxy materials for that meeting.

In order for a stockholder proposal that is not included in our proxy statement for the 2011 annual meeting to be eligible for presentation at the 2011 annual meeting of stockholders, the stockholder presenting such proposal must give timely notice of the proposal to us in writing and otherwise comply with the provisions of our Bylaws. For a proposal to be timely, Article II, Section 8 of Leap's Amended and Restated Bylaws provides that we must have received the stockholder's notice not less than seventy days nor more than ninety days prior to the anniversary of our annual meeting, meaning between February 19, 2011 and March 11, 2011 for the 2011 annual meeting. In the event that the 2011 annual meeting of stockholders is advanced by more than twenty days or delayed by more than seventy days from the anniversary date of the Annual Meeting, proposals that stockholders wish to present at the 2011 annual meeting must be received by Leap no earlier than the ninetieth day prior to the date of the 2011 annual meeting of stockholders, nor later than the later of the seventieth day prior to such annual meeting date, or the date which is ten days after the day on which public announcement of the date of such meeting is first made.

All proposals should be sent to Leap's Secretary at our principal executive offices, 5887 Copley Drive, San Diego, California 92111.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Leap's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of Leap's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Leap. Officers, directors and greater-than-ten-percent beneficial owners are required by SEC regulations to furnish Leap with copies of all Section 16(a) forms they file.

To Leap's knowledge, based solely on a review of the copies of such reports furnished to Leap and written representations that no other reports were required, during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with.

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements, annual reports and notices of Internet availability of proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or notice of Internet availability of proxy materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Brokers with account holders who are Leap stockholders may be "householding" our proxy materials. If you hold your shares in an account with one of those brokers, a single proxy statement, annual report, or notice of Internet availability of proxy materials, as applicable, may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, annual report or notice of Internet availability of proxy materials, as applicable, please notify your broker. "Householding" for bank and brokerage accounts is limited to accounts within the same bank or brokerage firm. If two individuals share the same last name and address but have accounts containing our stock at two different banks or brokerage firms, your household will receive two copies of our proxy statement, annual report or notice of Internet availability of proxy materials, as applicable — one from each firm. Stockholders who currently receive multiple copies of our proxy statement, annual report or notice of Internet availability of proxy materials, as applicable, from one bank or brokerage firm and would like to request "householding" of their communications should contact their bank or brokerage firm.

We will deliver promptly upon written or oral request a separate proxy statement, annual report or notice of Internet availability of proxy materials, as applicable, to a stockholder at a shared address to which a single copy of the documents was delivered. Please direct such requests to Leap Wireless International, Inc., Attn. Investor Relations, 5887 Copley Drive, San Diego, California 92111, or to our Investor Relations Dept. by telephone at (858) 882-6000.

Annual Report on Form 10-K

A copy of Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the SEC, including the financial statements and the financial statement schedules, but excluding exhibits, may be obtained by stockholders without charge by written request addressed to Leap Wireless International, Inc., Attn: Director of Investor Relations, 5887 Copley Drive, San Diego, California 92111. The exhibits to the Annual Report on Form 10-K are available upon payment of charges that approximate our cost of reproduction.

Other Business

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

All stockholders are urged to complete, sign, date and return the accompanying proxy card in the enclosed envelope as promptly as possible.

By Order of the Board of Directors



S. Douglas Hutcheson
President and Chief Executive Officer

April 26, 2010

(This page intentionally left blank)

APPENDIX A

FINANCIAL AND STOCK PERFORMANCE INFORMATION

The following graph compares total stockholder return on our common stock from December 31, 2004 to December 31, 2009 to two indices: the Nasdaq Composite Index and the Nasdaq Telecommunications Index.

The Nasdaq Composite Index is a broad-based index that tracks the aggregate price performance of over 3,000 domestic and international based common type stocks listed on The Nasdaq Stock Market. The Nasdaq Telecommunications Index tracks securities of Nasdaq-listed companies classified according to the Industry Classification Benchmark as Telecommunications and Telecommunications Equipment, including providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. The total return for our stock and for each index assumes the reinvestment of dividends, and is based on the returns of the component companies weighted according to their capitalizations as of the end of each annual period.

Comparison of Cumulative Total Return on Investment
(from December 31, 2004 to December 31, 2009)


$250
$200
$150
$100
$50
$0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
Leap Wireless International, Inc.
NASDAQ Composite Index
NASDAQ Telecommunications Index

Company Name / Index	Base Period 12/31/04	Indexed Returns Years Ending				
		12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Leap Wireless International, Inc.	$100	$140.30	$220.26	$172.74	$99.59	$ 65.00
Nasdaq Composite Index	$100	$101.33	$114.01	$123.71	$73.11	$105.61
Nasdaq Telecommunications Index	$100	$ 91.66	$119.67	$132.55	$77.09	$107.17

(This page intentionally left blank)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______.

Commission file number 0-29752

LEAP WIRELESS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**33-0811062**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
5887 Copley Drive, San Diego, CA	**92111**
(Address of Principal Executive Offices)	(Zip Code)

(858) 882-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.0001 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the registrant's voting and nonvoting common stock held by non-affiliates of the registrant was approximately $2,016,011,086, based on the closing price of Leap common stock on the NASDAQ Global Select Market on June 30, 2009 of $32.93 per share.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☑ No ☐

The number of shares of registrant's common stock outstanding on February 19, 2010 was 77,500,550.

Documents incorporated by reference: Portions of the definitive Proxy Statement relating to the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

(This page intentionally left blank)

LEAP WIRELESS INTERNATIONAL, INC.
ANNUAL REPORT ON FORM 10-K

For the Year Ended December 31, 2009

TABLE OF CONTENTS

(This page intentionally left blank)

PART I

As used in this report, unless the context suggests otherwise, the terms "we," "our," "ours," and "us" refer to Leap Wireless International, Inc., or Leap, and its subsidiaries, including Cricket Communications, Inc., or Cricket. Leap, Cricket and their subsidiaries and consolidated joint ventures are sometimes collectively referred to herein as the "Company." Unless otherwise specified, information relating to population and potential customers, or POPs, is based on 2009 population estimates provided by Claritas Inc.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained herein, this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current forecast of certain aspects of our future. You can generally identify forward-looking statements by forward-looking words such as "believe," "think," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this report. Such statements are based on currently available operating, financial and competitive information and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by our forward-looking statements. Such risks, uncertainties and assumptions include, among other things:

- our ability to attract and retain customers in an extremely competitive marketplace;
- the duration and severity of the current economic downturn in the United States and changes in economic conditions, including interest rates, consumer credit conditions, consumer debt levels, consumer confidence, unemployment rates, energy costs and other macro-economic factors that could adversely affect demand for the services we provide;
- the impact of competitors' initiatives;
- our ability to successfully implement product offerings and execute effectively on our other strategic activities;
- our ability to obtain roaming services from other carriers at cost-effective rates;
- our ability to maintain effective internal control over financial reporting;
- our ability to attract, motivate and retain an experienced workforce;
- our ability to comply with the covenants in any credit agreement, indenture or similar instrument governing any of our existing or future indebtedness;
- failure of our network or information technology systems to perform according to expectations and risks associated with the upgrade of certain of those systems, including our customer billing system; and
- other factors detailed in "Part I — Item 1A. Risk Factors" below.

All forward-looking statements in this report should be considered in the context of these risk factors. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this report are cautioned not to place undue reliance on the forward-looking statements.

Item 1. *Business*

Overview

We are a wireless communications carrier that offers digital wireless services in the U.S. under the "Cricket®" brand. Our Cricket service offerings provide customers with unlimited wireless services for a flat rate without requiring a fixed-term contract or a credit check.

Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Wireless Operations, LLC, or LCW Operations, and in the upper Midwest by Denali Spectrum Operations, LLC, or Denali Operations. Cricket owns an indirect 70.7% non-controlling interest in LCW Operations through a 70.7% non-controlling interest in LCW Wireless, LLC, or LCW Wireless, and owns an indirect non-controlling interest in Denali Operations through an 82.5% non-controlling interest in Denali Spectrum, LLC, or Denali. LCW Wireless and Denali are designated entities under Federal Communications Commission, or FCC, regulations. We consolidate our interests in LCW Wireless and Denali in accordance with the Financial Accounting Standards Board's, or FASB's, authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and we will absorb a majority of their expected losses.

Leap was formed as a Delaware corporation in 1998. Leap's shares began trading publicly in September 1998, and we launched our innovative Cricket service in March 1999. Leap conducts operations through its subsidiaries and has no independent operations or sources of income other than interest income and through dividends, if any, from its subsidiaries.

Cricket Business Overview

Cricket Service

As of December 31, 2009, Cricket service was offered in 35 states and the District of Columbia and had approximately 5.0 million customers. As of December 31, 2009, we, LCW Wireless License, LLC, or LCW License (a wholly owned subsidiary of LCW Operations), and Denali Spectrum License Sub, LLC, or Denali License Sub (an indirect wholly owned subsidiary of Denali) owned wireless licenses covering an aggregate of approximately 186.1 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 94.2 million POPs as of December 31, 2009, which includes incremental POPs attributed to ongoing footprint expansion in existing markets. The licenses we and Denali own provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate, assuming Denali License Sub were to make available to us certain of its spectrum.

Our Cricket service offerings are based on providing unlimited wireless services to customers, and the value of unlimited wireless services is the foundation of our business. Our primary Cricket service is Cricket Wireless, which offers customers unlimited wireless voice and data services for a flat monthly rate. Our most popular Cricket Wireless rate plans include unlimited local and U.S. long distance service from any Cricket service area and unlimited text messaging. In addition to our Cricket Wireless voice and data services, we offer Cricket Broadband, our unlimited mobile broadband service, which allows customers to access the internet through their computers for one low, flat rate with no long-term commitments or credit checks. We also offer Cricket PAYGo™, a pay-as-you-go unlimited prepaid wireless service designed for customers who prefer the flexibility and control offered by traditional prepaid services but who are seeking greater value for their dollar.

We have designed our Cricket services to appeal to customers who value unlimited wireless services with predictable billing and who use the majority of those wireless services from within Cricket service areas. Our customers tend to be younger, have lower incomes and include a greater percentage of ethnic minorities. Our internal customer surveys indicate that approximately 70% of our Cricket Wireless customers use our service as their sole phone service and a substantial percentage of our Cricket Wireless customers use our service as their primary phone service. For the year ended December 31, 2009, our customers used our Cricket Wireless service for an average of approximately 1,500 minutes per month, which was substantially above the U.S. wireless national carrier customer average.

The majority of wireless customers in the U.S. subscribe to post-pay services that may require credit approval and a contractual commitment from the subscriber for a period of at least one year and may include overage charges for call volumes in excess of a specified maximum. According to International Data Corporation, U.S. wireless penetration was approximately 90% at December 31, 2009. We believe that a large portion of the remaining growth potential in the U.S. wireless market consists of customers who are price-sensitive, who have lower credit scores or who prefer not to enter into fixed-term contracts, and believe our pay-in-advance and prepaid services appeal strongly to these customer segments. We believe that we are able to serve these customers and generate significant operating income before depreciation and amortization, or OIBDA, because of our high-quality network and low customer acquisition and operating costs.

We believe that our business is scalable because we offer an attractive value proposition to our customers while utilizing a cost structure that is significantly lower than most of our competitors. As a result, we have continued to pursue activities to expand our business. These expansion activities have included the broadening of our product portfolio, which has included the introduction of our Cricket Broadband and Cricket PAYGo products over the past few years. We have also enhanced our network coverage and capacity. In 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. We have also continued to enhance our network coverage and capacity in many of our existing markets. Future business expansion activities could include the acquisition of additional spectrum through private transactions or FCC auctions, the build-out and launch of Cricket services in additional markets, entering into partnerships with others, the acquisition of other wireless communications companies or complementary businesses or the deployment of next-generation network technology over the longer term. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License Sub hold include large regional areas covering both rural and metropolitan communities, we and Denali may seek to partner with others, sell some of this spectrum or pursue alternative products or services to utilize or benefit from the spectrum not otherwise used for Cricket service. We intend to be disciplined as we pursue any expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications.

Cricket Business Strategy

- *Target Growing Market Segments.* Our services are targeted primarily toward customers who value unlimited wireless services with predictable billing and who use the majority of those wireless services from within Cricket service areas. On average, our customers tend to be younger and have lower incomes than the customers of other wireless carriers. Moreover, our customer base also reflects a greater percentage of ethnic minorities than those of other carriers. We believe these market segments are among the fastest growing population segments in the U.S.

- *Maintain Industry Leading Cost Structure.* Our networks and business model are designed to provide wireless services to our customers at a significantly lower cost than many of our competitors. We seek to maintain low customer acquisition costs through focused sales and marketing initiatives and cost-effective distribution strategies. As the number of customers using our wireless products and services increases, we expect that our fixed costs will continue to be spread over a larger customer base.

- *Continue to Develop and Evolve Products and Services.* We continue to develop and evolve our product and service offerings to better meet the needs of our target customer segments. For example, during the last three years, we introduced our new Cricket Broadband and Cricket PAYGo services and added unlimited mobile web access to our product portfolio. With the completion of our deployment of CDMA2000® 1xEV-DO, or EvDO, technology across all of our existing and new markets, we are able to offer an expanded array of services to our customers, including high-demand wireless data services such as mobile content and high quality music downloads. We believe these and other enhanced data offerings are attractive to many of our existing customers and enhance our appeal to new data-centric customers. We expect to continue to develop our voice and data product and service offerings in 2010 and beyond.

- *Continue to Build Our Brand and Strengthen Our Distribution.* We are focused on building our brand awareness in our markets and improving the productivity of our distribution system. Since our target customer base is diversified geographically, ethnically and demographically, our marketing programs are decentralized to support local customization and better target our advertising expenses. We are continuing to redesign and re-merchandize our stores and we have introduced a new sales process aimed at improving our customers' experience. Our premier dealer program features third party retail locations with the look and feel of company-owned stores, and we are continuing to enable our premier dealers and other indirect dealers to provide greater customer support services. In 2009, we began distributing Cricket Broadband and daily and monthly pay-as-you-go versions of our Cricket PAYGo product through national mass-market retailers.

In addition, we have increased our use of sales via the internet and telephone, which continue to deliver a growing number of new customers. We expect to continue our focus on enhancing the customer experience and improving customer satisfaction.

- *Enhance Network Coverage, Capacity and Available Calling Area.* We continue to enhance our network coverage and capacity. As of December 31, 2009, the combined network footprint in our operating markets covered approximately 94.2 million POPs. In 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. In addition, we have identified new markets covering approximately 16 million additional POPs that we could elect to build out and launch with Cricket service in the future using our wireless licenses, although we have not established a timeline for any such build-out or launch. We also continue to enhance our network coverage and capacity in many of our established markets by deploying additional cell sites, thereby allowing us to offer our customers a larger, higher-quality local calling area. In addition, we have established strategic roaming partnerships with several wireless carriers to provide our customers with unlimited usage in areas stretching from New York to California and from Wisconsin to Texas. Most significantly, through expanded roaming relationships that we have recently entered into, effective March 2010 customers purchasing our Cricket Wireless and most Cricket PAYGo service plans will be able to access a nationwide, extended calling area covering 277 million covered POPs.

Cricket Business Operations

Products and Services

Cricket Wireless Service Plans. Our Cricket Wireless service plans are designed to attract customers by offering simple, predictable and affordable wireless voice and data services that are a competitive alternative to traditional wireless and wireline services. We offer service on a flat-rate, unlimited usage basis, without requiring fixed-term contracts, early termination fees or credit checks. Our service plans allow our customers to place unlimited calls within Cricket service areas and receive unlimited calls from anywhere in the world.

Our most popular Cricket Wireless rate plans include unlimited local and U.S. long distance service from any Cricket service area and unlimited text messaging. We also offer a flexible payment option, BridgePay™, which gives our customers greater flexibility in the use and payment of our Cricket Wireless service and which we believe helps us to retain customers.

As a result of our deployment of EvDO technology across all of our existing and new markets, we offer an expanded array of services to our customers, including high-demand wireless data services such as mobile content and high quality music downloads. We believe these and other enhanced data offerings are attractive to many of our existing customers and enhance our appeal to new data-centric customers. We expect to continue to develop our product and service offerings in 2010 and beyond to better meet our customers' needs.

Cricket Wireless Plan Upgrades. We continue to evaluate new product and service offerings in order to enhance customer satisfaction and attract new customers. Examples of services that customers can add to their Cricket Wireless service plans include packages of international calling minutes to Canada and/or Mexico, and Cricket Flex Bucket service, which allows our customers to pre-purchase services (including additional directory assistance calls, domestic and international long distance, ring tones, premium short message service (SMS) and text messaging to wireless users) and applications (including customized ring tones, wallpapers, photos, greeting cards, games and news and entertainment message deliveries) on a prepaid basis.

Handsets. Our handsets range from high-end to low-cost models and include models that provide mobile web browsers, picture-enabled caller ID, color screens, high-resolution cameras with digital zoom and flash, integrated FM radio and MP3 stereo, USB, infrared and Bluetooth connectivity, over 20MB of on-board memory, and other features to facilitate digital data transmission. Currently, all of the handsets that we offer use CDMA2000 1xRTT, or CDMA 1xRTT, or EvDO technology. In addition, we occasionally offer selective handset upgrade incentives for customers who meet certain criteria. In 2008, we introduced handsets compatible with Advanced Wireless Services, or AWS, spectrum and also introduced the first handset designed and manufactured specifically for us. We plan to further enhance our handset offerings in 2010, which we expect will include the introduction of smartphone devices.

We facilitate warranty exchanges between our customers and the handset manufacturers for handset issues that occur during the applicable warranty period, and we work with a third party who provides our customers with an extended handset warranty/insurance program. Customers have limited rights to return handsets and accessories based on the time elapsed since purchase and usage. Returns of handsets and accessories have historically been insignificant.

Cricket Broadband Service. In 2007, we introduced Cricket Broadband, our unlimited mobile broadband service offering. Like our Cricket Wireless unlimited service plans, our unlimited mobile broadband service allows customers to access the internet through their computers for one low, flat rate with no long-term commitments or credit checks, and brings low-cost broadband data capability to the unlimited wireless segment. Our Cricket Broadband service is available to our customers in all of the markets in which we operate. In 2009, we began distributing Cricket Broadband through national mass-market retailers.

Cricket PAYGo Service. In 2008, we introduced Cricket PAYGo, our unlimited prepaid wireless service. Cricket PAYGo is a pay-as-you-go unlimited prepaid wireless service designed for customers who prefer the flexibility and control offered by traditional pre-paid services but who are seeking greater value for their dollar. In 2009, we began distributing daily and monthly pay-as-you-go versions of our Cricket PAYGo product through national mass-market retailers.

Customer Care and Billing

Customer Care. We outsource our call center operations to multiple call center vendors and strive to take advantage of these call centers to continuously improve the quality of our customer care and reduce the cost of providing care to our customers.

Billing and Support Systems. We outsource our billing, provisioning, and payment systems to external vendors and also outsource bill presentment, distribution and fulfillment services. We are in the process of upgrading a number of our significant, internal business systems, including our customer billing system. In December 2008, we entered into a long-term, exclusive services agreement with Convergys Corporation, or Convergys, for the implementation and ongoing management of a new billing system. To help facilitate the transition of customer billing from our previous vendor, VeriSign, Inc., to Convergys, we acquired VeriSign's billing system software and simultaneously entered into a transition services agreement to enable Convergys to provide us with billing services using the VeriSign software we acquired until the conversion to the new system is complete. In addition to the new customer billing system, we also intend to implement a new inventory management system and new point-of-sale system.

We currently expect to transition to these new systems, including our customer billing system, in 2010. We believe that these new systems will improve our customers' experience, increase our efficiency and ability to provide products and services, support future scaling of our business and reduce our operating costs. There can be no assurances, however, that we will not experience difficulties, delays or interruptions while we implement and transition to these new systems.

Sales and Distribution

Our sales and distribution strategy is designed to continue to increase our market penetration, while minimizing expenses associated with sales, distribution and marketing, by focusing on improving the sales process for customers and by offering easy-to-understand service plans and attractive handset pricing and promotions. We believe our sales costs are lower than traditional wireless providers in part because of this streamlined sales approach.

We sell our Cricket handsets and service through direct and indirect channels of distribution. Our direct channel is comprised of our own Cricket retail stores and kiosks. As of December 31, 2009, we, LCW Operations and Denali Operations had approximately 280 direct locations, which were responsible for approximately 23% of our gross customer additions in 2009. In addition, we have increased our use of sales via the internet and telephone, which continue to deliver a growing number of new customers. Some third party internet retailers also sell the Cricket service over the internet.

Our indirect channel consists of our authorized dealers and distributors, including premier dealers and local market authorized dealers. Premier dealers are independent dealers that sell Cricket products exclusively in stores that look and function similar to our company-owned stores, enhancing the in-store experience and the level of customer service for customers and expanding our brand presence within a market. Premier dealers tend to generate significantly more business than other indirect distributors. As of December 31, 2009, we, LCW Operations and Denali Operations had approximately 3,760 indirect dealer locations, of which approximately 1,740 were premier dealer locations.

We also conduct indirect distribution through national mass-market retailers. In 2009, we began distributing Cricket Broadband and daily and monthly pay-as-you-go versions of our Cricket PAYGo product through these retailers, and as of December 31, 2009, we, LCW Operations and Denali Operations offered these products and services in approximately 3,900 mass-market retailer locations. In addition, top-up cards for our Cricket Broadband and Cricket PAYGo services are available in convenience stores and other indirect outlets.

We strategically place our direct and indirect retail locations to enable us to focus on our target customer demographic and provide the most efficient market coverage while minimizing cost. As a result of our product design and cost efficient distribution system, we have been able to achieve a cost per gross customer addition, or CPGA, which measures the average cost of acquiring a new customer, that is significantly lower than most traditional wireless carriers.

We are focused on building and maintaining brand awareness in our markets and improving the productivity of our distribution system. We combine mass and local marketing strategies to build brand awareness of the Cricket service within the communities we serve. In order to reach our target segments, we advertise primarily on radio stations and, to a lesser extent, on television and in local publications. We also maintain the Cricket website (*www.mycricket.com*) for informational, e-commerce and customer service purposes. We are also continuing to redesign and re-merchandize our stores and have introduced a new sales process aimed at improving our customers' experience. As a result of these marketing strategies and our unlimited calling value proposition, we believe our advertising expenditures are generally much lower than those of traditional wireless carriers.

Network and Operations

We have deployed in each of our markets a high-quality CDMA 1xRTT and EvDO network that delivers high capacity and outstanding quality at a low cost that can be easily upgraded to support enhanced capacity. During 2007, we completed the upgrade to EvDO technology in all of our markets, providing us the technical ability to support next-generation high-speed data services. In addition, we are currently conducting technical trials of Long Term Evolution, or LTE, technology. We monitor network quality metrics, including dropped call rates and blocked call rates. We also engage an independent third party to test the network call quality offered by us and our competitors in the markets where we offer service. Our network has regularly been ranked by third party surveys commissioned by us as one of the top networks for voice services within the advertised coverage area in the markets Cricket serves.

Our service is based on providing customers with levels of usage equivalent to landline service at prices substantially lower than those offered by most of our wireless competitors for similar usage and at prices that are competitive with unlimited wireline plans. We believe our success depends on operating our CDMA 1xRTT and EvDO network to provide high quality, concentrated coverage and capacity rather than the broad, geographically dispersed coverage provided by traditional wireless carriers.

As of December 31, 2009, our wireless network consisted of approximately 9,000 cell sites (most of which are co-located on leased facilities), a Network Operations Center, or NOC, and 37 switches in 31 switching centers. A switching center serves several purposes, including routing calls, supervising call originations and terminations at cell sites, managing call handoffs and access to and from the public switched telephone network, or PSTN, and other value-added services. These locations also house platforms that enable services including text messaging, picture messaging, voice mail and data services. Our NOC provides dedicated, 24 hours per day monitoring capabilities every day of the year for all network nodes to ensure highly reliable service to our customers.

Our switches connect to the PSTN through fiber rings leased from third party providers which facilitate the first leg of origination and termination of traffic between our equipment and both local exchange and long distance carriers. We have negotiated interconnection agreements with relevant exchange carriers in each of our markets. We use third party providers for long distance services and for backhaul services carrying traffic to and from our cell sites and switching centers.

We generally build out our Cricket network in local population centers serving the areas where our customers live, work and play. During 2009, we continued to enhance our network coverage and capacity in many of our existing markets, allowing us to offer our customers a larger, higher-quality local calling area.

Some of the licenses we and Denali License Sub hold include large regional areas covering both rural and metropolitan communities. We believe that a significant portion of the POPs included within these licenses may not be well suited for Cricket service. Therefore, among other things, we and/or Denali may seek to partner with others, sell some of this spectrum or pursue alternative products or services to utilize or benefit from the spectrum not otherwise used for Cricket service.

Arrangements with LCW Wireless

In 2006, we acquired a 73.3% non-controlling membership interest in LCW Wireless, a wireless communications carrier that offers digital wireless services in Oregon through its wholly owned subsidiary, LCW Operations, under the "Cricket" brand. LCW Wireless is a "very small business" designated entity under FCC regulations. The membership interests in LCW Wireless are currently held as follows: Cricket holds a 70.7% non-controlling membership interest; CSM Wireless, LLC, or CSM, holds a 23.9% non-controlling membership interest; WLPCS Management, LLC, or WLPCS, holds a 1.9% controlling membership interest; and the remaining membership interests are held by employees of LCW Wireless.

LCW Operations has a senior secured credit agreement consisting of two term loans in an aggregate outstanding principal amount of approximately $18.1 million as of December 31, 2009. The loans bear interest at the London Interbank Offered Rate, or LIBOR, plus the applicable margin (ranging from 2.70% to 6.33%). In December 2009, LCW Operations amended the senior secured credit agreement to adjust the minimum consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, financial covenant. In connection with the amendment, LCW Operations was required to make a $17 million principal payment and the maturity date was brought forward three months to March 2011. Outstanding borrowings under the senior secured credit agreement are due in quarterly installments of approximately $2 million with an aggregate final payment of approximately $10 million due in March 2011. LCW Wireless' working capital needs and debt service requirements are expected to be met through cash generated from its operations.

The obligations under the senior secured credit agreement are guaranteed by LCW Wireless and LCW Wireless License, and are non-recourse to Leap, Cricket and their other subsidiaries. The obligations under the senior secured credit agreement are secured by substantially all of the present and future assets of LCW Wireless and its subsidiaries. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt or sell assets. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things.

Cricket's principal agreements with LCW Wireless and its wholly owned subsidiaries are summarized below.

Line of Credit Agreement. In connection with the amendment to the senior secured credit agreement more fully described above, LCW Wireless entered into a line of credit agreement with Cricket, whereby Cricket agreed to lend to LCW Wireless a maximum of $5 million during the 30-day period immediately preceding the senior secured credit agreement maturity date of March 2011.

Limited Liability Company Agreement. Under the amended and restated limited liability company agreement of LCW Wireless, LLC, or the LCW LLC Agreement, a board of managers has the right and power to manage, operate and control LCW Wireless and its business and affairs, subject to certain protective provisions for the benefit of Cricket and CSM. The board of managers is currently comprised of five members, with three members designated by WLPCS (who have agreed to vote together as a block), one member designated by CSM and one member designated by Cricket. In the event that LCW Wireless fails to qualify as an "entrepreneur" and a "very small business" under FCC rules, then in certain circumstances, subject to FCC approval, WLPCS is required to sell its entire equity interest to LCW Wireless or a third party designated by the non-controlling members.

Under the LCW LLC Agreement, members generally may not transfer their membership interest prior to July 2011, other than to specified permitted transferees or through the exercise of put rights set forth in the LCW LLC Agreement. Thereafter, if a member desires to transfer its interests in LCW Wireless to a third party, the non-controlling members have a right of first refusal to purchase such interests on a pro rata basis.

Under the LCW LLC Agreement, WLPCS has the option to put its entire membership interest in LCW Wireless to Cricket for a purchase price not to exceed $3.8 million during a 30-day period commencing on the earlier to occur of August 9, 2010 and the date of a sale of all or substantially all of the assets, or the liquidation, of LCW Wireless. If the put option is exercised, the consummation of this sale will be subject to FCC approval. Alternatively, WLPCS is entitled to receive a liquidation preference equal to its capital contributions plus a specified rate of return, together with any outstanding mandatory distributions owed to WLPCS.

Under the LCW LLC Agreement, CSM also has the option, during specified periods, to put its entire membership interest in LCW Wireless to Cricket in exchange for either cash, Leap common stock, or a combination thereof, as determined by Cricket at its discretion, for a purchase price calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap's enterprise value divided by its EBITDA and applied to LCW Wireless' adjusted EBITDA to impute an enterprise value and equity value to LCW Wireless. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap's outstanding common stock at the time of issuance. Effective as of August 31, 2009, CSM exercised this put right. Pursuant to the LCW LLC Agreement, the purchase price for the put has been calculated on a pro rata basis using the appraised value of LCW Wireless, subject to certain adjustments. Based on the appraised value of LCW Wireless, the put price, as adjusted, is estimated to be approximately $21 million. We intend to satisfy the put price in cash and completion of this transaction is subject to customary closing conditions.

Management Agreement. Cricket and LCW Wireless are party to a management services agreement, pursuant to which LCW Wireless has the right to obtain management services from Cricket in exchange for a monthly management fee based on Cricket's costs of providing such services plus a mark-up for administrative overhead. The initial term of the management services agreement expires in 2014. The management services agreement may be terminated by LCW Wireless or Cricket if the other party materially breaches its obligations under the agreement, or by LCW Wireless for convenience upon prior written notice to Cricket.

Arrangements with Denali

In 2006, we acquired an 82.5% non-controlling membership interest in Denali, a wireless communications carrier that offers digital wireless services in the upper Midwest through its wholly owned subsidiary, Denali Operations, under the "Cricket" brand. Denali is a "very small business" designated entity under FCC regulations. Cricket and Denali Spectrum Manager, LLC, or DSM, formed Denali as a joint venture to participate (through a wholly owned subsidiary) in the FCC's auction for AWS spectrum, or Auction #66. DSM owns a 17.5% controlling membership interest in Denali. In April 2007, Denali purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S.

Cricket's principal agreements with Denali and its wholly owned subsidiaries are summarized below.

Limited Liability Company Agreement. Under the amended and restated limited liability company agreement of Denali Spectrum LLC, or the Denali LLC Agreement, DSM, as the sole manager of Denali, has the exclusive right and power to manage, operate and control Denali and its business and affairs, subject to certain protective provisions for the benefit of Cricket, including, among other things, Cricket's consent to the acquisition of wireless licenses or the sale of its wireless licenses or the sale of any additional membership interests. DSM can be removed as the manager of Denali in certain circumstances, including DSM's fraud, gross negligence or willful misconduct, DSM's insolvency or bankruptcy, or DSM's failure to qualify as an "entrepreneur" and a "very small business" under FCC regulations, or other limited circumstances. As of December 31, 2009, Cricket and DSM had made equity contributions to Denali of approximately $83.6 million and $17.8 million, respectively.

Prior to April 2017, members of Denali generally may not transfer their membership interests to non-affiliates without Cricket's prior written consent. Thereafter, if a member desires to transfer its interests in Denali to a third party, Cricket has a right of first refusal to purchase such interests or, in lieu of exercising this right, Cricket has a tag-along right to participate in the sale. DSM may offer to sell its entire membership interest in Denali to Cricket in April 2012 and each year thereafter for a purchase price equal to DSM's equity contributions in cash to Denali, plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval.

Senior Secured Credit Agreement. In 2006, Cricket entered into a senior secured credit agreement with Denali and its subsidiaries. Pursuant to this agreement, as amended, Cricket loaned to Denali Spectrum License, LLC, or Denali License, approximately $223.4 million to fund the payment of its net winning bid in Auction #66. Under the agreement, Cricket also agreed to loan to Denali License an amount equal to $0.75 times the aggregate number of POPs covered by the license for which it was the winning bidder to fund a portion of the costs of the construction and operation of the wireless network using such license, which build-out loan sub-facility may be increased from time to time with Cricket's approval. As of December 31, 2009, borrowings under the credit agreement totaled $527.9 million, including borrowings under the build-out sub-facility of $304.5 million. As of December 31, 2009, this build-out sub-facility had been increased from $244.5 million as of December 31, 2008 to a total of $334.5 million, approximately $30.0 million of which was unused at such date, and Leap's board of directors has authorized management to increase the size of the build-out loan sub-facility to a total of $394.5 million. We do not anticipate making any future increases to the size of the build-out loan sub-facility beyond the amount authorized by Leap's board of directors, and any additional funding requests beyond such amount would be subject to approval by Leap's board of directors. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest is due in April 2021. Outstanding principal and accrued interest are amortized in quarterly installments commencing in April 2017. However, if DSM makes an offer to sell its membership interest in Denali to Cricket under the Denali LLC Agreement and Cricket accepts such offer, then the amortization commencement date under the credit agreement will be extended to the first business day following the date on which Cricket has paid DSM the offer price for its membership interest in Denali. Denali License may prepay loans under the credit agreement at any time without premium or penalty. In February 2008, Cricket entered into a letter of credit and reimbursement agreement, under which Cricket agreed to use reasonable efforts to procure stand-by letters of credit from financial institutions in favor of certain vendors and lessors of Denali Operations in connection with its build-out activities, the aggregate stated amount of which may not exceed $7.5 million. Denali Operations is required to reimburse Cricket with respect to any drawing under a letter of credit, and to pay interest with respect to any unreimbursed drawing. The obligations of Denali and its subsidiaries under these agreements are secured by all of the personal property, fixtures and owned real property of Denali and its subsidiaries, subject to certain permitted liens.

Management Agreement. Cricket and Denali License are party to a management services agreement, pursuant to which Cricket is to provide management services to Denali License and its subsidiaries in exchange for a monthly management fee based on Cricket's costs of providing such services plus overhead. Under the management services agreement, Denali License retains full control and authority over its business strategy, finances, wireless licenses, network equipment, facilities and operations, including its product offerings, terms of service and pricing. The initial term of the management services agreement expires in 2016. The management services agreement may be terminated by Denali License or Cricket if the other party materially breaches its obligations under the agreement, or by Denali License for convenience upon prior written notice to Cricket.

We are currently discussing with DSM differences between us regarding the financial performance and expected long-term value of the joint venture. Although we continue to engage in discussions with DSM in hopes of resolving these differences, we may not be successful in doing so. If we are not successful in resolving these matters, we may seek to purchase all or a portion of DSM's interest in the joint venture. Alternatively, as the controlling member of Denali, DSM could seek to terminate the management services agreement and/or trademark license between Denali and Cricket and obtain management services from a third party, or it could take other actions that we believe could negatively impact Denali's business. Any transition to another party of the services we currently provide could significantly disrupt the joint venture's business, negatively impact its financial and operational performance and result in significant expenses for our business.

Competition

The telecommunications industry is very competitive. In general, we compete with national facilities-based wireless providers and their prepaid affiliates or brands, local and regional carriers, non-facilities-based mobile virtual network operators, or MVNOs, voice-over-internet-protocol service providers and traditional landline service providers, including cable companies. Some of these competitors are able to offer bundled service offerings which package wireless service offerings with additional service offerings, such as landline phone service, cable or satellite television, media and internet, that we may not be able to duplicate at competitive prices.

Some of these competitors have greater name and brand recognition, larger spectrum holdings, larger footprints, access to greater amounts of capital, greater technical, sales, marketing and distribution resources and established relationships with a larger base of current and potential customers. These advantages may allow our competitors to provide service offerings with more extensive features or options than those we currently provide, offer the latest and most popular handsets and devices through exclusive vendor arrangements, market to broader customer segments, offer service over larger geographic areas, or purchase equipment, supplies, handsets and services at lower prices than we can. As handset selection and pricing become increasingly important to customers, our inability to offer customers the latest and most popular handsets as a result of exclusive dealings between handset manufacturers and our larger competitors could put us at a significant competitive disadvantage and make it more difficult for us to attract and retain customers. In addition, some of our competitors are able to offer their customers roaming services at lower rates. As consolidation in the industry creates even larger competitors, advantages that our competitors may have, as well as their bargaining power as wholesale providers of roaming services, may increase. For example, in connection with the offering of our nationwide roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and we believe that consolidation has contributed significantly to such carriers' control over the terms and conditions of wholesale roaming services.

The competitive pressures of the wireless telecommunications industry and the attractive growth prospects in the prepaid segment have continued to increase and have caused a number of our competitors to offer competitively-priced unlimited prepaid and postpaid service offerings or increasingly large bundles of minutes of use at increasingly lower prices, which are competing with the predictable and unlimited Cricket Wireless service plans. For example, AT&T, Sprint Nextel, T-Mobile and Verizon Wireless each offer unlimited service offerings. Sprint Nextel also offers a competitively-priced unlimited service offering under its Boost Unlimited and Virgin Mobile brands, which are similar to our Cricket Wireless service. T-Mobile also offers an unlimited plan that is competitively priced with our Cricket Wireless service. In addition, a number of MVNOs offer or have recently introduced competitively-priced service offerings. For example, Tracfone Wireless has introduced a wireless offering under its "Straight Talk" brand using Verizon's wireless network. Moreover, some competitors offer prepaid wireless plans that are being advertised heavily to the same demographic segments we target. These various service offerings described above have presented, and are expected to continue to present, strong competition in markets in which our offerings overlap.

We may also face additional competition from new entrants in the wireless marketplace, many of whom may have significantly more resources than we do. The FCC is pursuing policies designed to increase the number of wireless licenses and spectrum available for the provision of wireless voice and data services in each of our markets. For example, the FCC has adopted rules that allow the partitioning, disaggregation or leasing of wireless licenses, which may increase the number of our competitors. The FCC has also in recent years allowed satellite operators to use portions of their spectrum for ancillary terrestrial use, and also permitted the offering of broadband services over power lines. In addition, the auction and licensing of new spectrum may result in new competitors and/or allow existing competitors to acquire additional spectrum, which could allow them to offer services that we may not technologically or cost effectively be able to offer with the licenses we hold or to which we have access.

Our ability to remain competitive will depend, in part, on our ability to anticipate and respond to various competitive factors and to keep our costs low. In the third quarter of 2009, we revised a number of our Cricket Wireless service plans to provide additional features previously only available in our higher-priced plans. These changes, which were made in response to the competitive and economic environment, have resulted in lower average monthly revenue per customer. In addition, a number of our competitors have introduced "all-inclusive" rate plans which are priced to include applicable regulatory fees and taxes. In the event that we were to transition the pricing of our rate plans to generally include regulatory fees and taxes, this change could further impact our revenues. The evolving competitive landscape has negatively impacted our financial and operating results, and we expect that it may result in more competitive pricing, slower growth, higher costs and increased customer turnover, as well as the possibility of requiring us to further modify our service plans, increase our handset subsidies or increase our dealer compensation in response to competition. Any of these results or actions could have a material adverse effect on our business, financial condition and operating results.

Chapter 11 Proceedings Under the Bankruptcy Code

In 2003, Leap, Cricket and substantially all of their subsidiaries filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. In August 2004, our plan of reorganization became effective and we emerged from bankruptcy. On that date, a new board of directors of Leap was appointed, Leap's previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. Leap also issued warrants to purchase 600,000 shares of new Leap common stock pursuant to a settlement agreement. A creditor trust, referred to as the Leap Creditor Trust, was formed for the benefit of Leap's general unsecured creditors. The Leap Creditor Trust received shares of new Leap common stock for distribution to Leap's general unsecured creditors, and certain other assets, as specified in our plan of reorganization, for liquidation by the Leap Creditor Trust with the proceeds to be distributed to holders of allowed Leap unsecured claims. The cash held in reserve by Leap immediately prior to the effective date of the plan of reorganization that remained following satisfaction of all allowed administrative claims and allowed priority claims against Leap has been distributed to the Leap Creditor Trust.

Our plan of reorganization implemented a comprehensive financial reorganization that significantly reduced our outstanding indebtedness. On the effective date of our plan of reorganization, our long-term indebtedness was reduced from a book value of more than $2.4 billion to indebtedness with an estimated fair value of $412.8 million, consisting of new Cricket 13% senior secured pay-in-kind notes due in 2011 with a face value of $350 million and an estimated fair value of $372.8 million, issued on the effective date of the plan of reorganization, and approximately $40 million of remaining indebtedness to the FCC (net of the repayment of $45 million of principal and accrued interest to the FCC on the effective date of the plan of reorganization). We entered into new syndicated senior secured credit facilities in January 2005, and we used a portion of the proceeds from such facilities to redeem Cricket's 13% senior secured pay-in-kind notes and to repay our remaining approximately $41 million of outstanding indebtedness and accrued interest to the FCC.

Government Regulation

Pursuant to its authority under the Communications Act of 1934, as amended, or the Communications Act, the FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. Congress also periodically revises or enacts laws affecting the telecommunications industry, as do state legislatures. Decisions by these bodies could have a significant impact on the competitive market structure among wireless providers and on the relationships between wireless providers and other carriers. These mandates may also impose significant financial, operational or service obligations on us and other wireless providers. We are unable to predict the scope, pace or financial impact of legal or policy changes that could be adopted in these proceedings.

Licensing of our Wireless Service Systems

Cricket and LCW License hold broadband Personal Communications Services, or PCS, licenses, and Cricket and Denali License Sub hold AWS licenses. The licensing rules that apply to these two services are summarized below.

PCS Licenses. A broadband PCS system operates under a license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS. Broadband PCS systems generally are used for two-way voice applications. Narrowband PCS systems, in contrast, generally are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the U.S. PCS markets into 51 large regions called major trading areas, or MTAs, which in turn are comprised of 493 smaller regions called basic trading areas, or BTAs. The FCC awards two broadband PCS licenses for each MTA and four licenses for each BTA. Thus, generally, six PCS licensees are authorized to compete in each area. The two MTA licenses authorize the use of 30 MHz of spectrum. One of the BTA licenses is for 30 MHz of spectrum, and the other three BTA licenses are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion to a third party on either a geographic or frequency basis or both. Over time, the FCC has also further split licenses in connection with re-auctions of PCS spectrum, creating additional 15 MHz and 10 MHz licenses.

All PCS licensees must satisfy minimum geographic coverage requirements within five and, in some cases, ten years after the license grant date. These initial requirements are met for most 10 MHz licenses when a signal level sufficient to provide adequate service is offered to at least one-quarter of the population of the licensed area within five years, or in the alternative, a showing of substantial service is made for the licensed area within five years of being licensed. For 30 MHz licenses, a signal level must be provided that is sufficient to offer adequate service to at least one-third of the population within five years and two-thirds of the population within ten years after the license grant date. In the alternative, 30 MHz licensees may provide substantial service to their licensed area within the appropriate five- and ten-year benchmarks. "Substantial service" is defined by the FCC as service which is "sound, favorable, and substantially above a level of mediocre service which just might minimally warrant renewal." In general, a failure to comply with FCC coverage requirements could cause the revocation of the relevant wireless license, with no eligibility to regain it, or the imposition of fines and/or other sanctions.

All PCS licenses have a 10-year term, at the end of which they must be renewed. Our PCS licenses began expiring in 2006 and will continue to expire through 2015. The FCC's rules provide a formal presumption that a PCS license will be renewed, called a "renewal expectancy," if the PCS licensee (1) has provided "substantial service" during its past license term, and (2) has substantially complied with applicable FCC rules and policies and the Communications Act. If a licensee does not receive a renewal expectancy, then the FCC will accept competing applications for the license renewal period and, subject to a comparative hearing, may award the license to another party. If the FCC does not acknowledge a renewal expectancy with respect to one or more of our licenses, or renew one or more of our licenses, our business may be materially harmed.

AWS Licenses. Recognizing the increasing consumer demand for wireless mobile services, the FCC has allocated additional spectrum that can be used for two-way mobile wireless voice and broadband services, including AWS spectrum. The FCC has licensed six frequency blocks consisting of one 20 MHz license in each of 734 cellular market areas, or CMAs; one 20 MHz license and one 10 MHz license in each of 176 economic areas, or EAs; and two 10 MHz licenses and one 20 MHz license in each of 12 regional economic area groupings, or REAGs. The FCC auctioned these licenses in Auction #66. In that auction, we purchased 99 wireless licenses for an aggregate purchase price of $710.2 million. Denali also acquired one wireless license in April 2007 through a wholly owned subsidiary for a net purchase price of $274.1 million.

AWS licenses generally have a 15-year term, at the end of which they must be renewed. With respect to construction requirements, an AWS licensee must offer "substantial service" to the public at the end of the license term. As noted above, a failure to comply with FCC coverage requirements could cause the revocation of the relevant wireless license, with no eligibility to regain it, or the imposition of fines and/or other sanctions.

Portions of the AWS spectrum that the Company and Denali License Sub were awarded in Auction #66 were subject to use by U.S. government and/or incumbent commercial licensees. The FCC rules issued in connection with Auction #66 require winning bidders to avoid interfering with existing users or to clear incumbent users from the spectrum through specified relocation procedures. To facilitate the clearing of this spectrum, the FCC adopted a transition and cost-sharing plan whereby incumbent non-governmental users may be reimbursed for costs they incur in relocating from the spectrum by AWS licensees benefiting from the relocation. In addition, this plan requires the AWS licensees and the applicable incumbent nongovernmental user to negotiate for a period of two or three years (depending on the type of incumbent user and whether the user is a commercial or non-commercial licensee), triggered from the time that an AWS licensee notifies the incumbent user that it desires the incumbent to relocate. If no agreement were reached during this period of time, the FCC rules require the non-governmental user to undergo involuntary relocation. The FCC rules also provide that a portion of the proceeds raised in Auction #66 be used to reimburse the costs of governmental users relocating from the AWS spectrum. Government agencies are required to relocate their systems and clear the AWS spectrum over a 12 to 72 month period, depending upon the agency. In the event that a government agency were unable to relocate its systems within the applicable timeline, the government agency would be required to accept interference from AWS carriers operating in the AWS spectrum.

In connection with the launch of new markets over the past two years, we and Denali worked with several incumbent government and commercial licensees to clear AWS spectrum. In the event that we or Denali determine to launch additional new markets in the future using AWS spectrum, or to enhance network coverage or capacity in other markets currently in operation, we and Denali may need to pursue further spectrum clearing efforts. Any failure to complete these efforts on time or on budget could delay the implementation of any clustering and expansion strategies that we or Denali may decide to pursue.

Designated Entities. Since the early 1990's the FCC has pursued a policy in wireless licensing of attempting to assist various types of designated entities. The FCC generally has determined that designated entities who qualify as small businesses or very small businesses, as defined by a complex set of FCC rules, can receive additional benefits. These benefits can include eligibility to bid for certain licenses set aside only for designated entities. For example, the FCC's spectrum allocation for PCS generally includes two licenses, a 30 MHz C-Block license and a 10 MHz F-Block license, which are designated as "Entrepreneurs' Blocks." The FCC generally required holders of these licenses to meet certain maximum financial size qualifications for at least a five-year period. In addition, designated entities are eligible for bidding credits in most spectrum auctions and re-auctions (which has been the case in all PCS auctions to date, and was the case in Auction #66), and, in some cases, an installment loan from the federal government for a significant portion of the dollar amount of the winning bids (which was the case in the FCC's initial auctions of C-Block and F-Block PCS licenses). A failure by an entity to maintain its qualifications to own licenses won through the designated entity program could cause a number of adverse consequences, including the ineligibility to hold licenses for which the FCC's minimum coverage requirements have not been met, and the triggering of FCC unjust enrichment rules, which could require the recapture of bidding credits and the acceleration of any installment payments owed to the U.S. Treasury.

In recent years, the FCC has initiated a rulemaking proceeding focused on addressing the alleged abuses of its designated entity program. In that proceeding, the FCC re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. As a result, the FCC issued an initial round of changes aimed at curtailing certain types of spectrum leasing and wholesale capacity arrangements between wireless carriers and designated entities that it felt called into question the designated entity's overall control of the venture. The FCC also changed its unjust enrichment rules, designed to trigger the repayment of auction bidding credits, as follows: For the first five years of its license term, if a designated entity loses its eligibility or seeks to transfer its license or to enter into a *de facto* lease with an entity that does not qualify for bidding credits, 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. For years six and seven of the license term, 75 percent of the bidding credit, plus interest, would be owed. For years eight and nine, 50 percent of the bidding credit, plus interest, would be owed, and for year ten, 25 percent of the bidding credit, plus interest, would be owed. In addition, if a designated entity seeks to transfer a license with a bidding credit to an entity that does not qualify for bidding credits in advance of filing the construction notification for the license, then 100 percent of the bidding credit amount, plus interest, would be owed to the FCC. Designated entity structures are also now subject to a rule that requires them to seek approval for any event that might affect ongoing eligibility (e.g., changes in agreements that the FCC has not previously reviewed), as well as annual reporting requirements, and a commitment by the FCC to audit each designated entity at least once during the license term.

While we do not believe that these recent rule changes materially affect our joint ventures with LCW Wireless and Denali, the scope and applicability of these rule changes to these designated entity structures remain in flux, and the changes remain subject to administrative and judicial review. On March 26, 2009, the United States Court of Appeals for the District of Columbia Circuit rejected one of the pending judicial challenges to the designated entity rules. Another appeal of these rules remains pending in the United States Court of Appeals for the Third Circuit and seeks to overturn the results of the AWS and 700 MHz auctions. In addition, third parties and the federal government have challenged certain designated entity structures alleging violations of federal law and seeking monetary damages. We cannot predict the degree to which the FCC's present or future rule changes, increased regulatory scrutiny or federal court litigation surrounding designated entity structures will affect our current or future business ventures, including our arrangements with respect to LCW Wireless and Denali, our or Denali's current license holdings or our participation in future FCC spectrum auctions.

Foreign Ownership. Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity (as is the case with Leap's ownership and control of subsidiaries that hold FCC licenses), up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed if the FCC finds such higher levels consistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our wireless licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or could take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions.

Transfer and Assignment. The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a commercial wireless license, with limited exceptions. The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds a wireless license generally may be bought or sold without FCC approval. Although we cannot assure you that the FCC will approve or act in a timely fashion upon any pending or future requests for approval of assignment or transfer of control applications that we file, in general we believe the FCC will approve or grant such requests or applications in due course. Because an FCC license is necessary to lawfully provide wireless service, if the FCC were to disapprove any such filing, our business plans would be adversely affected.

As of January 1, 2003, the FCC no longer imposes a capped limit on the amount of PCS and other commercial mobile radio spectrum that an entity may hold in a particular geographic market. The FCC now engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses or leases and applies a more flexible spectrum "screen" in examining such transactions.

A C-Block or F-Block PCS license may be transferred to non-designated entities once the licensee has met its five-year coverage requirement. Such transfers will remain subject to certain costs and reimbursements to the government of any bidding credits or outstanding principal and interest payments owed to the FCC. AWS licenses acquired by designated entities in Auction #66 may be transferred to non-designated entities at any time, subject to certain costs and reimbursements to the government of any bidding credit amounts owed.

FCC Regulation Generally

The FCC has a number of other complex requirements and proceedings that affect our operations and that could increase our costs or diminish our revenues. For example, the FCC requires wireless carriers to make available emergency 911, or E911, services, including enhanced E911 services that provide the caller's telephone number and detailed location information to emergency responders, as well as a requirement that E911 services be made available to users with speech or hearing disabilities. Our obligations to implement these services occur on a market-by-market basis as emergency service providers request the implementation of enhanced E911 services in their locales. Absent a waiver, a failure to comply with these requirements could subject us to significant penalties. Furthermore, the FCC has initiated a comprehensive re-examination of E911 location accuracy and reliability requirements. In connection with this re-examination, the FCC issued an order requiring wireless carriers to satisfy

E911 location and reliability standards at a geographical level defined by the coverage area of a Public Safety Answering Point (or PSAP) and has indicated that further action may be taken in future proceedings to establish more stringent, uniform location accuracy requirements across technologies, and to promote continuing development of technologies that might enable carriers to provide public safety with better information for locating persons in the event of an emergency. We cannot predict whether or how such actions will affect our business, financial condition or results of operations.

FCC rules also require that local exchange carriers and most commercial mobile radio service providers, including providers like Cricket, allow customers to change service providers without changing telephone numbers. For wireless service providers, this mandate is referred to as wireless local number portability. The FCC also has adopted rules governing the porting of wireline telephone numbers to wireless carriers.

The FCC has the authority to order interconnection between commercial mobile radio service operators and incumbent local exchange carriers, and FCC rules provide that all local exchange carriers must enter into compensation arrangements with commercial mobile radio service carriers for the exchange of local traffic, whereby each carrier compensates the other for terminating local traffic originating on the other carrier's network. As a commercial mobile radio services provider, we are required to pay compensation to a wireline local exchange carrier that transports and terminates a local call that originated on our network. Similarly, we are entitled to receive compensation when we transport and terminate a local call that originated on a wireline local exchange network. We negotiate interconnection arrangements for our network with major incumbent local exchange carriers and other independent telephone companies. If an agreement cannot be reached, under certain circumstances, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The FCC's interconnection rules and rulings, as well as state arbitration proceedings, will directly impact the nature and costs of facilities necessary for the interconnection of our network with other telecommunications networks. They will also determine the amount we receive for terminating calls originating on the networks of local exchange carriers and other telecommunications carriers. The FCC is currently considering changes to its intercarrier compensation arrangements and various aspects of the FCC's intercarrier compensation regime are subject to review before the agency, state regulatory bodies or federal or state courts. The outcome of such proceedings may affect the manner in which we are charged or compensated for the exchange of traffic.

The FCC has adopted a report and order clarifying that commercial mobile radio service providers are required to provide automatic roaming for voice and SMS text messaging services on just, reasonable and non-discriminatory terms. The FCC order, however, does not address roaming for data services nor does it provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice services, and so our ability to obtain roaming services from other carriers at attractive rates remains uncertain. In addition, the FCC order indicates that a host carrier is not required to provide roaming services to another carrier in areas in which that other carrier holds wireless licenses or usage rights that could be used to provide wireless services. Because we and Denali License Sub hold a significant number of spectrum licenses covering markets in which service has not yet been launched, we believe that this "in-market" roaming restriction could significantly and adversely affect our ability to receive roaming services in areas where we hold licenses. We and other wireless carriers have filed petitions with the FCC, asking that the agency reconsider this in-market exception to its roaming order. However, we can provide no assurances as to whether the FCC will reconsider this exception or the time-frame in which it might do so. Our inability to obtain these roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our churn and decrease our revenues, which could materially adversely affect our business, financial condition and results of operations.

In its approval of Verizon Wireless's purchase of Alltel Wireless, the FCC imposed conditions that allow carriers like us that have roaming agreements with both Verizon Wireless and Alltel Wireless to choose which agreement will govern all roaming traffic exchanged with the post-merger Verizon Wireless for at least four years after the date of the closing of the transaction. We and others have petitioned the FCC to clarify or reconsider these requirements, and we cannot predict the outcome of the FCC's action on such petitions, or whether the conditions imposed on Verizon Wireless will provide meaningful relief with respect to certain of Verizon Wireless' roaming practices.

In 2007, the FCC released an order implementing certain recommendations of an independent panel reviewing the impact of Hurricane Katrina on communications networks, which requires wireless carriers to provide emergency back-up power sources for their equipment and facilities, including 24 hours of emergency power for mobile switch offices and up to eight hours for cell site locations. In the wake of challenges to this order in a federal court of appeal and the U.S. Office of Management and Budget, the back-up power rules have not taken effect and the FCC has indicated that it plans to seek comment on revised back-up power rules applicable to wireless providers. We are unable to predict the outcome of any such further proceeding, future back-up power requirements that may be adopted, or the effect of any such requirements on our business.

The FCC recently commenced a comprehensive rulemaking proceeding to codify and supplement Internet openness principles (sometimes referred to as "network neutrality" principles). These proposed rules are intended to ensure that consumers are able to access the lawful Internet content, applications, and services of their choice, and to attach non-harmful devices to the network. In addition, Internet access providers would be prohibited from discriminating against particular Internet content or applications — though there would be allowance for reasonable network management by network operators — and Internet access providers also would be required to provide information regarding their network management practices. This proceeding could have significant operational implications for owners and operators of telecommunications networks, including how they manage traffic on their networks, as well as the applications and devices that can be used on such networks. The FCC has expressly sought comment regarding how its proposed openness obligations should be applied to wireless carriers. We are participating actively in this proceeding, but cannot predict how it will affect our business, financial condition and results of operations.

The FCC has adopted rules requiring interstate communications carriers, including commercial mobile wireless carriers, to contribute to a Universal Service Fund, or USF, that reimburses communications carriers who are providing subsidized basic communications services to underserved areas and users. The FCC requires carriers providing both intrastate and interstate services to determine their percentage of traffic which is interstate and the FCC has also adopted a safe-harbor percentage of interstate traffic for CMRS carriers. The FCC has rulemaking proceedings pending in which it is considering a comprehensive reform of the manner in which it assesses carrier USF contributions, how carriers may recover their costs from customers and how USF funds will be distributed among and between states, carriers and services. Some of these proposals may cause the amount of USF contributions required from us and our customer to increase. A failure to comply with our USF obligations could subject us to significant fines or forfeitures.

Wireless carriers may be designated as Eligible Telecommunications Carriers, or ETCs, and may receive universal service support for providing service to customers using wireless service in high cost areas or to certain qualifying low income customers. Certain competing wireless carriers operating in states where we operate have obtained or applied for ETC status. Their receipt of universal service support funds may affect our competitive status in a particular market by allowing our competitors to offer service at a lower rate or for free, subsidized by the USF. The FCC is considering altering, reducing, or capping the amount of universal support received by commercial mobile wireless ETC providers. In May 2008, the FCC adopted an interim cap on payments to ETCs under the USF relating to providing wireless service in high cost areas, pending comprehensive reform that is now under consideration by the agency. One of our former subsidiaries obtained designation as an ETC in South Carolina, and we have applied for ETC designation in certain other qualifying high cost areas.

We also are subject, or potentially subject, to numerous additional rules and requirements, including number pooling rules; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rate averaging and integration requirements; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. There are also pending proceedings exploring the prohibition of handset exclusivity; the possible re-imposition of bright-line spectrum aggregation requirements; further regulation of special access used for wireless backhaul services; and the effects of the siting of communications towers on migratory birds, among others. Some of these requirements and pending proceedings (of which the foregoing examples are not an exhaustive list) pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. These requirements generally are the subject of pending FCC or judicial proceedings, and we are unable to predict how they may affect our business, financial condition or results of operations.

State, Local and Other Regulation

Congress has given the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications providers, on a competitively neutral and nondiscriminatory basis, for the use of such rights of way by telecommunications carriers, including commercial mobile radio service providers, so long as the compensation required is publicly disclosed by the state or local government. States may also impose competitively neutral requirements that are necessary for universal service, to protect the public safety and welfare, to ensure continued service quality and to safeguard the rights of consumers. While a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing requirements or to adopt new requirements is unclear. State legislators, public utility commissions and other state agencies are becoming increasingly active in efforts to regulate wireless carriers and the service they provide, including efforts to conserve numbering resources and efforts aimed at regulating service quality, advertising, warranties and returns, rebates, and other consumer protection measures.

The location and construction of our wireless antennas and base stations and the towers we lease on which such antennas are located are subject to FCC and Federal Aviation Administration regulations, federal, state and local environmental and historic preservation regulations, and state and local zoning, land use or other requirements.

The Digital Millennium Copyright Act, or DMCA, prohibits the circumvention of technological measures employed to protect a copyrighted work, or access control. However, under the DMCA, the Copyright Office of the Library of Congress, or the Copyright Office, has the authority to exempt for three years certain activities from copyright liability that otherwise might be prohibited by that statute. In November 2006, the Copyright Office granted an exemption to the DMCA to allow circumvention of software locks and other firmware that prohibit a wireless handset from connecting to a wireless network when such circumvention is accomplished for the sole purpose of lawfully connecting the wireless handset to another wireless telephone network. This exemption was due to expire on October 27, 2009 and was temporarily extended. The DMCA copyright exemption facilitates our current practice of allowing customers to bring in unlocked, or "reflashed," phones that they already own and may have used with another wireless carrier, and activate them on our network. We and other carriers have asked the Copyright Office to extend the current or substantially similar exemption for another three-year period. However, we are unable to predict the outcome of the Copyright Office's determination to continue the exemption for this time period or the effect that a Copyright Office decision not to extend the exemption might have on our business.

We cannot assure you that any federal, state or local regulatory requirements currently applicable to our systems will not be changed in the future or that regulatory requirements will not be adopted in those states and localities that currently have none. Such changes could impose new obligations on us that could adversely affect our operating results.

Privacy

We are obligated to comply with a variety of federal and state privacy and consumer protection requirements. The Communications Act and FCC rules, for example, impose various rules on us intended to protect against the disclosure of customer proprietary network information. Other FCC and Federal Trade Commission rules regulate the disclosure and sharing of subscriber information. We have developed and comply with a policy designed to protect the privacy of our customers and their personal information. State legislatures and regulators are considering imposing additional requirements on companies to further protect the privacy of wireless customers. Our need to comply with these rules, and to address complaints by subscribers invoking them, could adversely affect our operating results.

Intellectual Property

We have pursued registration of our primary trademarks and service marks in the United States. Leap is a U.S. registered trademark and the Leap logo is a trademark of Leap. Cricket, Cricket Wireless, Cricket Clicks, Jump, Jump Mobile, Flex Bucket, Real Unlimited Unreal Savings and the Cricket "K" are U.S. registered trademarks of Cricket. In addition, the following are trademarks or service marks of Cricket: BridgePay, Cricket By Week, Cricket Choice, Cricket Connect, Cricket Nation, Cricket PAYGo, MyPerks and Cricket MyPerks and Cricket Wireless Internet Service. All other trademarks are the property of their respective owners.

We also have several patents and have several patent applications pending in the United States relating to telecommunications and related services. However, our business is not substantially dependent upon any of our patents or patent applications. We believe that our technical expertise, operational efficiency, industry-leading cost structure and ability to introduce new products in a timely manner are more critical to maintaining our competitive position in the future.

Availability of Public Reports

As soon as is reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or SEC, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, are available free of charge at *www.leapwireless.com*. They are also available free of charge on the SEC's website at *www.sec.gov*. In addition, any materials filed with the SEC may be read and copied by the public at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The information on our website is not part of this report or any other report that we furnish to or file with the SEC.

Financial Information Concerning Segments and Geographical Information

Financial information concerning our operating segment and the geographic area in which we operate is included in "Part II — Item 8. Financial Statements and Supplementary Data" of this report.

Employees

As of December 31, 2009, Cricket employed 4,202 full-time employees, and Leap had no employees.

Seasonality

Our customer activity is influenced by seasonal effects related to traditional retail selling periods and other factors that arise in connection with our target customer base. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters for markets in operation for one year or longer, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. In newly launched markets, we expect to initially experience a greater degree of customer turnover due to the number of customers new to Cricket service, but generally expect that churn will gradually improve as the average tenure of customers in such markets increases. Sales activity and churn, however, can be strongly affected by other factors, including promotional activity, economic conditions and competitive actions, any of which may have the ability to reduce or outweigh certain seasonal effects or the relative amount of time a market has been in operation.

Inflation

We believe that inflation has not had a material effect on our results of operations.

Executive Officers of the Registrant

Name	Age	Position with the Company
S. Douglas Hutcheson	53	Chief Executive Officer, President and Director
Albin F. Moschner	57	Chief Operating Officer
Walter Z. Berger	54	Executive Vice President and Chief Financial Officer
Glenn T. Umetsu	60	Executive Vice President and Chief Technical Officer
William D. Ingram	52	Senior Vice President, Strategy
Robert J. Irving, Jr.	54	Senior Vice President, General Counsel and Secretary
Jeffrey E. Nachbor	45	Senior Vice President, Financial Operations and Chief Accounting Officer
Leonard C. Stephens	53	Senior Vice President, Human Resources

S. Douglas Hutcheson has served as our chief executive officer, or CEO, president and a member of our board of directors since February 2005. Mr. Hutcheson has held a number of positions with us since joining in September 1998 as part of our founding management team, having served as our chief financial officer, or CFO, between August 2002 and February 2005 and again between September 2007 and June 2008, and also having served in a number of vice president roles between September 1998 and January 2004 with responsibility for areas including strategic planning and product and business development. From February 1995 to September 1998, Mr. Hutcheson served as vice president, marketing in the Wireless Infrastructure Division at Qualcomm Incorporated. Mr. Hutcheson holds a B.S. in mechanical engineering from California Polytechnic University and an M.B.A. from the University of California, Irvine.

Albin F. Moschner has served as our chief operating officer since July 2008, having previously served as our executive vice president and chief marketing officer from January 2005 to July 2008, and as our senior vice president, marketing from September 2004 to January 2005. Prior to this, Mr. Moschner was president of Verizon Card Services from December 2000 to November 2003. Prior to joining Verizon, Mr. Moschner was president and chief executive officer of OnePoint Services, Inc., a telecommunications company that he founded and that was acquired by Verizon in December 2000. Mr. Moschner also was a principal and the vice chairman of Diba, Inc., a development stage internet software company, and served as senior vice president of operations, a member of the board of directors and ultimately president and chief executive officer of Zenith Electronics from October 1991 to July 1996. Mr. Moschner holds a master's degree in electrical engineering from Syracuse University and a B.E. in electrical engineering from the City College of New York.

Walter Z. Berger has served as our executive vice president and chief financial officer since June 2008. From 2006 to 2008, Mr. Berger served in senior management roles at CBS Corporation, including as executive vice president and chief financial officer for CBS Radio, a division of CBS Corporation. Prior to joining CBS Radio, Mr. Berger served as executive vice president and chief financial officer and a director of Emmis Communications from 1999 to 2005. From 1996 to 1997, Mr. Berger served as executive vice president and chief financial officer of LG&E Energy Corporation and in 1997 was promoted to group president of the Energy Marketing Division, where he served until 1999. From 1985 to 1996, Mr. Berger held a number of financial and operating management roles in the manufacturing, service and energy fields. Mr. Berger began his career in audit at Arthur Andersen in 1977. Mr. Berger holds a B.A. in business administration from the University of Massachusetts, Amherst.

Glenn T. Umetsu has served as our executive vice president and chief technical officer since January 2005, having previously served as our executive vice president and chief operating officer from January 2004 to January 2005, as our senior vice president, engineering operations and launch deployment from June 2002 to January 2004, and as vice president, engineering operations and launch development from April 2000 to June 2002. From September 1996 to April 2000, Mr. Umetsu served as vice president, engineering and technical operations for Cellular One in the San Francisco Bay Area. Before Cellular One, Mr. Umetsu served in various telecommunications operations roles for 24 years with AT&T Wireless, McCaw Communications, RAM Mobile Data, Honolulu Cellular, PacTel Cellular, AT&T Advanced Mobile Phone Service, Northwestern Bell and the United States Air Force. Mr. Umetsu holds a B.A. in mathematics and economics from Brown University.

William D. Ingram has served as our senior vice president, strategy since February 2008, having previously served as a consultant to us since August 2007. Prior to joining us, Mr. Ingram served as vice president and general manager of AudioCodes, Inc., a telecommunications equipment company from July 2006 to March 2007. Prior to that, Mr. Ingram served as the president and chief executive officer of Nuera Communications, Inc., a provider of VoIP infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera Communications in 1996, Mr. Ingram served as the chief operating officer of the clarity products division of Pacific Communication Sciences, Inc., a provider of wireless data communications products, as president of Ivie Industries, Inc. a computer security and hardware manufacturer, and as president of KevTon, Inc. an electronics manufacturing company. Mr. Ingram holds an A.B. in economics from Stanford University and an M.B.A. from Harvard Business School.

Robert J. Irving, Jr. has served as our senior vice president, general counsel and secretary since May 2003, having previously served as our vice president, legal from August 2002 to May 2003, and as our senior legal counsel from September 1998 to August 2002. Previously, Mr. Irving served as administrative counsel for Rohr, Inc., a corporation that designed and manufactured aerospace products from 1991 to 1998, and prior to that served as vice president, general counsel and secretary for IRT Corporation, a corporation that designed and manufactured x-ray inspection equipment. Before joining IRT Corporation, Mr. Irving was an attorney at Gibson, Dunn & Crutcher. Mr. Irving was admitted to the California Bar Association in 1982. Mr. Irving holds a B.A. from Stanford University, an M.P.P. from The John F. Kennedy School of Government of Harvard University and a J.D. from Harvard Law School.

Jeffrey E. Nachbor has served as our senior vice president, financial operations and chief accounting officer since May 2008, having previously served as our senior vice president, financial operations since April 2008. From September 2005 to March 2008, Mr. Nachbor served as the senior vice president and corporate controller for H&R Block, Inc. Prior to that, Mr. Nachbor served as senior vice president and chief financial officer of Sharper Image Corporation from February 2005 to August 2005 and served as senior vice president, corporate controller of Staples, Inc. from April 2003 to February 2005. Mr. Nachbor served as vice president of finance of Victoria's Secret Direct, a division of Limited Brands, Inc., from December 2000 to April 2003, and as vice president of financial planning and analysis for Limited Brands, Inc. from February 2000 to December 2000. Mr. Nachbor is a certified public accountant and holds a B.S. in Accounting from Old Dominion University and an M.B.A. in Finance and Accounting from the University of Kansas.

Leonard C. Stephens has served as our senior vice president, human resources since our formation in June 1998. From December 1995 to September 1998, Mr. Stephens was vice president, human resources operations for Qualcomm Incorporated. Before joining Qualcomm Incorporated, Mr. Stephens was employed by Pfizer Inc., where he served in a number of human resources positions over a 14-year period. Mr. Stephens holds a B.A. from Howard University.

Item 1A. ***Risk Factors***

Risks Related to Our Business and Industry

We Have Experienced Net Losses, and We May Not Be Profitable in the Future.

We experienced net losses of $238.0 million, $143.4 million and $76.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. We may not generate profits in the future on a consistent basis or at all. Our strategic objectives depend on our ability to successfully and cost-effectively operate our existing and newly launched markets, on our ability to respond appropriately to changes in the competitive and economic environment, and on customer acceptance of our Cricket product offerings. We have experienced increased expenses in connection with our launch of significant new business expansion efforts, including activities to broaden our product portfolio and to enhance our network coverage and capacity. If we fail to attract additional customers for our Cricket products and services and fail to achieve consistent profitability in the future, that failure could have a negative effect on our financial condition.

We May Not Be Successful in Increasing Our Customer Base Which Would Negatively Affect Our Business Plans and Financial Outlook.

Our growth on a quarter-by-quarter basis has varied substantially in the past. We believe that this uneven growth generally reflects seasonal trends in customer activity, promotional activity, competition in the wireless telecommunications market, our pace of new market launches and varying national economic conditions. Our current business plans assume that we will continue to increase our customer base over time, providing us with increased economies of scale. Our ability to continue to grow our customer base and achieve the customer penetration levels we currently believe are possible in our markets is subject to a number of risks, including, among other things, increased competition from existing or new competitors, higher than anticipated churn, our inability to increase our network capacity to meet increasing customer demand, unfavorable economic conditions (which may have a disproportionate negative impact on portions of our customer base), changes in the demographics of our markets, adverse changes in the legislative and regulatory environment and other factors that may limit our ability to grow our customer base. If we are unable to attract and retain a growing customer base, our current business plans and financial outlook may be harmed.

We Face Increasing Competition Which Could Have a Material Adverse Effect on Demand for Cricket Service.

The telecommunications industry is very competitive. In general, we compete with national facilities-based wireless providers and their prepaid affiliates or brands, local and regional carriers, non-facilities-based MVNOs, voice-over-internet-protocol service providers, traditional landline service providers and cable companies. Some of these competitors are able to offer bundled service offerings which package wireless service offerings with additional service offerings, such as landline phone service, cable or satellite television, media and internet, that we may not be able to duplicate at competitive prices.

Some of these competitors have greater name and brand recognition, larger spectrum holdings, larger footprints, access to greater amounts of capital, greater technical, sales, marketing and distribution resources and established relationships with a larger base of current and potential customers. These advantages may allow our competitors to provide service offerings with more extensive features or options than those we currently provide, offer the latest and most popular handsets and devices through exclusive vendor arrangements, market to broader customer segments, offer service over larger geographic areas, or purchase equipment, supplies, handsets and services at lower prices than we can. As handset selection and pricing become increasingly important to customers, our inability to offer customers the latest and most popular handsets as a result of exclusive dealings between handset manufacturers and our larger competitors could put us at a significant competitive disadvantage and make it more difficult for us to attract and retain customers. In addition, some of our competitors are able to offer their customers roaming services at lower rates. As consolidation in the industry creates even larger competitors, advantages that our competitors may have, as well as their bargaining power as wholesale providers of roaming services, may increase. For example, in connection with the offering of our nationwide roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and we believe that consolidation has contributed significantly to such carriers' control over the terms and conditions of wholesale roaming services.

The competitive pressures of the wireless telecommunications industry and the attractive growth prospects in the prepaid segment have continued to increase and have caused a number of our competitors to offer competitively-priced unlimited prepaid and postpaid service offerings or increasingly large bundles of minutes of use at increasingly lower prices, which are competing with the predictable and unlimited Cricket Wireless service plans. For example, AT&T, Sprint Nextel, T-Mobile and Verizon Wireless each offer unlimited service offerings. Sprint Nextel also offers a competitively-priced unlimited service offering under its Boost Unlimited and Virgin Mobile brands, which are similar to our Cricket Wireless service. T-Mobile also offers an unlimited plan that is competitively priced with our Cricket Wireless service. In addition, a number of MVNOs offer or have recently introduced competitively-priced service offerings. For example, Tracfone Wireless has introduced a wireless offering under its "Straight Talk" brand using Verizon's wireless network. Moreover, some competitors offer prepaid wireless plans that are being advertised heavily to the same demographic segments we target. These various service offerings described above have presented, and are expected to continue to present, strong competition in markets in which our offerings overlap.

We may also face additional competition from new entrants in the wireless marketplace, many of whom may have significantly more resources than we do. The FCC is pursuing policies designed to increase the number of wireless licenses and spectrum available for the provision of wireless voice and data services in each of our markets. For example, the FCC has adopted rules that allow the partitioning, disaggregation or leasing of wireless licenses, which may increase the number of our competitors. The FCC has also in recent years allowed satellite operators to use portions of their spectrum for ancillary terrestrial use, and also permitted the offering of broadband services over power lines. In addition, the auction and licensing of new spectrum may result in new competitors and/or allow existing competitors to acquire additional spectrum, which could allow them to offer services that we may not technologically or cost effectively be able to offer with the licenses we hold or to which we have access.

Our ability to remain competitive will depend, in part, on our ability to anticipate and respond to various competitive factors and to keep our costs low. In the third quarter of 2009, we revised a number of our Cricket Wireless service plans to provide additional features previously only available in our higher-priced plans. These changes, which were made in response to the competitive and economic environment, have resulted in lower average monthly revenue per customer. In addition, a number of our competitors have introduced "all-inclusive" rate plans which are priced to include applicable regulatory fees and taxes. In the event that we were to transition the pricing of our rate plans to generally include regulatory fees and taxes, this change could further impact our revenues. The evolving competitive landscape has negatively impacted our financial and operating results, and we expect that it may result in more competitive pricing, slower growth, higher costs and increased customer turnover, as well as the possibility of requiring us to further modify our service plans, increase our handset subsidies or increase our dealer compensation in response to competition. Any of these results or actions could have a material adverse effect on our business, financial condition and operating results.

General Economic Conditions May Adversely Affect Our Business, Financial Performance or Ability to Obtain Debt or Equity Financing on Reasonable Terms or at All.

Our business and financial performance are sensitive to changes in general economic conditions, including changes in interest rates, consumer credit conditions, consumer debt levels, consumer confidence, rates of inflation (or concerns about deflation), unemployment rates, energy costs and other macro-economic factors. Market and economic conditions have been unprecedented and challenging in recent years. Continued concerns about the systemic impact of a long-term downturn, high unemployment, high energy costs, the availability and cost of credit and unstable housing and mortgage markets have contributed to increased market volatility and diminished expectations for the economy. Concern about the stability of the financial markets and the strength of counterparties has led many lenders and institutional investors to reduce or cease to provide credit to businesses and consumers, and illiquid credit markets have adversely affected the cost and availability of credit. These factors have led to a decrease in spending by businesses and consumers alike.

Continued market turbulence and weak economic conditions may materially adversely affect our business and financial performance in a number of ways. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broad customer base. As a result, during general economic downturns, we may have greater difficulty in gaining new customers within this base for our services and existing customers may be more likely to terminate service due to an inability to pay. For example, rising unemployment levels have recently impacted our customer base, especially the lower-income segment of our customer base, by decreasing their discretionary income which has resulted in higher levels of churn. Continued recessionary conditions and tight credit conditions may also adversely impact our vendors and dealers, some of which have filed for or may be considering bankruptcy, or may experience cash flow or liquidity problems, any of which could adversely impact our ability to distribute, market or sell our products and services. For example, in 2009, Nortel Networks, which has provided a significant amount of our network infrastructure, sold substantially all of its network infrastructure business to Ericsson. As a result, sustained difficult, or worsening, general economic conditions could have a material adverse effect on our business, financial condition and results of operations.

In addition, general economic conditions have significantly affected the ability of many companies to raise additional funding in the capital markets. U.S. credit markets have experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive and resulting in the unavailability of some forms of debt financing. Uncertainty in the credit markets could negatively impact our ability to access additional debt financing or to refinance existing indebtedness in the future on favorable terms or at all. These general economic conditions, combined with intensified competition in the wireless telecommunications industry and other factors, have also adversely affected the trading prices of equity securities of many U.S. companies, including Leap, which could significantly limit our ability to raise additional capital through the issuance of common stock, preferred stock or other equity securities. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

If We Experience Low Rates of Customer Acquisition or High Rates of Customer Turnover, Our Ability to Become Profitable Will Decrease.

Our rates of customer acquisition and turnover are affected by a number of competitive factors in addition to the macro-economic factors described above, including the size of our calling areas, network performance and reliability issues, our handset and service offerings (including the ability of customers to cost-effectively roam onto other wireless networks), customer perceptions of our services, customer care quality and wireless number portability. We have also experienced an increasing trend of current customers upgrading their handset by buying a new phone, activating a new line of service, and letting their existing service lapse, which trend has resulted in a higher churn rate as these customers are counted as having disconnected service but have actually been retained. Managing these factors and customers' expectations is essential in attracting and retaining customers. Although we have implemented programs to attract new customers and address customer turnover, we cannot assure you that these programs or our strategies to address customer acquisition and turnover will be successful. In addition, we and Denali Operations launched a significant number of new Cricket markets in 2008 and 2009. In newly launched markets, we expect to initially experience a greater degree of customer turnover due to the number of customers new to Cricket service, although we generally expect that churn will gradually improve as the average tenure of customers in such markets increases. A high rate of customer turnover or low rate of new customer acquisition would reduce revenues and increase the total marketing expenditures required to attract the minimum number of customers required to sustain our business plan which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We Have Made Significant Investment, and May Continue to Invest, in Joint Ventures That We Do Not Control.

We own a 70.7% non-controlling interest in LCW Wireless, which was awarded a wireless license for the Portland, Oregon market in Auction #58 and to which we contributed, among other things, two wireless licenses in Eugene and Salem, Oregon and related operating assets. CSM has exercised its right to put its entire membership interest in LCW Wireless to Cricket, which upon consummation would have the effect of increasing Cricket's ownership interest to 94.6%. We also own an 82.5% non-controlling interest in Denali, an entity which acquired a wireless license covering the upper mid-west portion of the U.S in Auction #66 through a wholly owned subsidiary.

LCW Wireless and Denali acquired their wireless licenses as "very small business" designated entities under FCC regulations. Our participation in these joint ventures is structured as a non-controlling interest in order to comply with FCC rules and regulations. We have agreements with our joint venture partners in LCW Wireless and Denali that are intended to allow us to actively participate to a limited extent in the development of the business through the joint venture. However, these agreements do not provide us with control over the business strategy, financial goals, build-out plans or other operational aspects of the joint venture, and may be terminated for convenience by the controlling member. The FCC's rules restrict our ability to acquire controlling interests in such entities during the period that such entities must maintain their eligibility as a designated entity, as defined by the FCC.

The entities or persons that control these joint ventures or any other joint venture in which we may invest may have interests and goals that are inconsistent or different from ours which could result in the joint venture taking actions that negatively impact our business or financial condition. For example, we are currently discussing with DSM differences between us regarding the financial performance and expected long-term value of the joint venture. Although we continue to engage in discussions with DSM in hopes of resolving these differences, we may not be successful in doing so. If we are not successful in resolving these matters, we may seek to purchase all or a portion of DSM's interest in the joint venture, which could represent a significant cash outflow. Alternatively, as the controlling member of Denali, DSM could seek to terminate the management services agreement and/or trademark license between Denali and Cricket and obtain management services from a third party, or it could take other actions that we believe could negatively impact Denali's business. Any transition to another party of the services we currently provide could significantly disrupt the joint venture's business, negatively impact its financial and operational performance and result in significant expenses for our business. As a result, any transition of management services to another party, or other material operational or financial disruptions to the joint venture, could have a material adverse effect on our financial condition and results of operations.

If any of the members of our joint ventures files for bankruptcy or otherwise fails to perform its obligations or does not manage the joint venture effectively, or if the joint venture files for bankruptcy, we may lose our equity investment in, and any present or future opportunity to acquire the assets (including wireless licenses) of, such entity (although a substantial portion of our investment in Denali consists of secured debt).

The FCC has implemented rule changes aimed at addressing alleged abuses of its designated entity program. While we do not believe that these recent rule changes materially affect our joint ventures with LCW Wireless and Denali, the scope and applicability of these rule changes to these designated entity structures remain in flux, and the changes remain subject to administrative and judicial review. On March 26, 2009, the United States Court of Appeals for the District of Columbia Circuit rejected one of the pending judicial challenges to the designated entity rules. Another appeal of these rules remains pending in the United States Court of Appeals for the Third Circuit and seeks to overturn the results of the AWS and 700 MHz auctions. In addition, third parties and the federal government have challenged certain designated entity structures alleging violations of federal law and seeking monetary damages. We cannot predict the degree to which rule changes, federal court litigation surrounding designated entity structures, increased regulatory scrutiny or third party or government lawsuits will affect our current or future business ventures, including our arrangements with respect to LCW Wireless and Denali, or our or Denali's current license holdings or our participation in future FCC spectrum auctions.

We May Be Unable to Obtain the Roaming Services We Need From Other Carriers to Remain Competitive.

We believe that our customers prefer that we offer roaming services that allow them to make calls automatically using the networks of other carriers when they are outside of their Cricket service area. Many of our competitors have regional or national networks which enable them to offer automatic roaming services to their subscribers at a lower cost than we can offer. We do not have a national network, and we must pay fees to other carriers who provide roaming services to us. We currently rely on roaming agreements with several carriers for the majority of our roaming services. Our roaming agreements generally cover voice but not data services and some of these agreements may be terminated on relatively short notice. In addition, we believe that the rates charged to us by some of these carriers are higher than the rates they charge to certain other roaming partners.

The FCC has adopted a report and order clarifying that commercial mobile radio service providers are required to provide automatic roaming for voice and SMS text messaging services on just, reasonable and non-discriminatory terms. The FCC order, however, does not address roaming for data services nor does it provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice or SMS text messaging services, and so our ability to obtain roaming services from other carriers at rates that we believe are reasonable remains uncertain. In addition, the FCC order indicates that a host carrier is not required to provide roaming services to another carrier in areas in which that other carrier holds wireless licenses or usage rights that could be used to provide wireless services. Because we and Denali License Sub hold a significant number of spectrum licenses for markets in which service has not yet been launched, we believe that this "in-market" roaming restriction could significantly and adversely affect our ability to receive roaming services in areas where we hold licenses. We and other wireless carriers have filed petitions with the FCC, asking that the agency reconsider this in-market exception to its roaming order. However, we can provide no assurances as to whether the FCC will reconsider this exception or the timeframe in which it might do so.

In light of the current FCC order, we cannot provide assurances that we will be able to continue to provide roaming services for our customers across the nation or that we will be able to provide such services on a cost effective basis. We may be unable to enter into or maintain roaming arrangements for voice services at reasonable rates, including in areas in which we hold wireless licenses or have usage rights but have not yet constructed wireless facilities, and we may be unable to secure reasonable roaming arrangements for our data services. Our inability to obtain these roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our churn and decrease our revenues, which in turn could materially adversely affect our business, financial condition and results of operations.

We Restated Certain of Our Prior Consolidated Financial Statements, Which Led to Additional Risks and Uncertainties, Including Shareholder Litigation.

As discussed in Note 2 to our consolidated financial statements included in "Part II — Item 8. Financial Statements and Supplementary Data" of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, filed with the SEC on December 26, 2007, we restated our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (including interim periods therein), for the period from August 1, 2004 to December 31, 2004 and for the period from January 1, 2004 to July 31, 2004. In addition, we restated our condensed consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and March 31, 2007. The determination to restate these consolidated financial statements and quarterly condensed consolidated financial statements was made by Leap's Audit Committee upon management's recommendation following the identification of errors related to (i) the timing and recognition of certain service revenues and operating expenses, (ii) the recognition of service revenues for certain customers that voluntarily disconnected service, (iii) the classification of certain components of service revenues, equipment revenues and operating expenses and (iv) the determination of a tax valuation allowance during the second quarter of 2007.

As a result of these events, we became subject to a number of additional risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the restatement. In addition, two shareholder derivative actions are currently pending, and we are party to a consolidated securities class action lawsuit. As described in "Part I — Item 3. Legal Proceedings" of this report, we have reached an agreement in principle to settle the securities class action lawsuit. In addition, we have entered into discussions to settle the derivative suits, although no assurances can be given that we will be successful in doing so. If these matters do not settle on terms we consider reasonable, we could be required to pay substantial damages or settlement costs, which could materially adversely affect our business, financial condition and results of operations.

Our Business and Stock Price May Be Adversely Affected If Our Internal Controls Are Not Effective.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, each year we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

In our quarterly and annual reports (as amended) for the periods ended from December 31, 2006 through September 30, 2008, we reported a material weakness in our internal control over financial reporting which related to the design of controls over the preparation and review of the account reconciliations and analysis of revenues, cost of revenue and deferred revenues, and ineffective testing of changes made to our revenue and billing systems in connection with the introduction or modification of service offerings. As described in "Part II — Item 9A. Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 27, 2009, we took a number of actions to remediate this material weakness, which included reviewing and designing enhancements to certain of our systems and processes relating to revenue recognition and user acceptance testing and hiring and promoting additional accounting personnel with the appropriate skills, training and experience in these areas. Based upon the remediation actions described in "Part II — Item 9A. Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 27, 2009, management concluded that the material weakness described above was remediated as of December 31, 2008.

In addition, we previously reported that certain material weaknesses in our internal control over financial reporting existed at various times during the period from September 30, 2004 through September 30, 2006. These material weaknesses included excessive turnover and inadequate staffing levels in our accounting, financial reporting and tax departments, weaknesses in the preparation of our income tax provision, and weaknesses in our application of lease-related accounting principles, fresh-start reporting oversight, and account reconciliation procedures.

Although we believe we took appropriate actions to remediate the control deficiencies we identified and to strengthen our internal control over financial reporting, we cannot assure you that we will not discover other material weaknesses in the future. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of Leap common stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

Our Primary Business Strategy May Not Succeed in the Long Term.

A major element of our business strategy is to offer consumers service plans that allow unlimited wireless service from within a Cricket service area for a flat rate without entering into a fixed-term contract or passing a credit check. Our networks do not currently provide coverage across the U.S. or in all major metropolitan centers, and instead have a network footprint covering population centers of our various markets. This strategy may not prove to be successful in the long term. Some companies that have offered this type of service in the past have been unsuccessful. From time to time, we also evaluate our product and service offerings and the demands of our target customers and may modify, change, adjust or discontinue our product and service offerings or offer new products and services on a permanent, trial or promotional basis. We cannot assure you that these product or service offerings will be successful or prove to be profitable.

We Expect to Incur Higher Operating Expenses in Recently Launched Markets, and We Could Incur Substantial Costs if We Were to Elect to Build Out Additional New Markets.

During 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. Our strategic objectives depend on our ability to successfully and cost-effectively operate these recently launched markets as well as our more mature markets, and on customer acceptance of our Cricket product offerings. We generally expect to incur higher operating expenses as our existing business grows and during the first year after we launch service in new markets. If we fail to achieve consistent profitability in these markets, that failure could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have identified new markets covering approximately 16 million additional POPs that we could elect to launch with Cricket service in the future using our wireless licenses, although we have not established a timeline for any such build-out or launch. Large-scale construction projects for the build-out of any new markets would require significant capital expenditures and could suffer cost overruns. Significant capital expenditures and increased operating expenses, including in connection with the build-out and launch of new markets, decrease OIBDA and free cash flow for the periods in which we incur such costs. In addition, the build-out of any new markets could be delayed or adversely affected by a variety of factors, uncertainties and contingencies, such as natural disasters, difficulties in obtaining zoning permits or other regulatory approvals, difficulties or delays in clearing U.S. government and/or incumbent commercial licensees from spectrum we intend to utilize, our relationships with our joint venture partners, and the timely performance by third parties of their contractual obligations to construct portions of the networks.

Any failure to complete the build-out of any new markets that we elect to launch with Cricket service in the future on budget or on time could delay the implementation of our clustering and expansion strategies.

If We Are Unable to Manage Our Planned Growth, Our Operations Could Be Adversely Impacted.

We have experienced substantial growth in a relatively short period of time, and we expect to continue to experience growth in the future in our existing and new markets. During 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. The management of our growth requires, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, diligent management of our network infrastructure and its growth, increased spending associated with marketing activities and acquisition of new customers, the ability to attract and retain qualified management personnel and the training of new personnel. Furthermore, the implementation of new or expanded systems or platforms to accommodate our growth, and the transition to such systems or platforms from our existing infrastructure, could result in unpredictable technological or other difficulties. Failure to successfully manage our expected growth and development, to effectively manage launched markets, to enhance our processes and management systems or to timely and adequately resolve any such difficulties could have a material adverse effect on our business, financial condition and results of operations.

In addition, our rapid growth and the recent launch of new markets requires continued management and control of our handset inventories. From time to time, we have experienced inventory shortages, most notably with certain of our strongest-selling handsets, including shortages we experienced during the second quarter of 2009. While we intend to implement a new inventory management system in 2010 and have undertaken other efforts to address inventory forecasting, there can be no assurance that we will not experience inventory shortages in the future. Any failure to effectively manage and control our handset inventories could adversely affect our ability to gain new customers and have a material adverse effect on our business, financial condition and results of operations.

Our Significant Indebtedness Could Adversely Affect Our Financial Health and Prevent Us From Fulfilling Our Obligations.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2009, our total outstanding indebtedness was $2,743.3 million, including $1,100 million of senior secured notes due 2016 and $1,650.0 million in unsecured senior indebtedness, which comprised $1,100.0 million of senior notes due 2014, $250.0 million of convertible senior notes due 2014 and $300.0 million of senior notes due 2015.

Our significant indebtedness could have material consequences. For example, it could:

- make it more difficult for us to service all of our debt obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, network build-out and other activities, including acquisitions and general corporate purposes;
- require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- place us at a disadvantage compared to our competitors that have less indebtedness.

Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any significant capital expenditures or increased operating expenses associated with the launch of new product offerings or operating markets will decrease OIBDA and free cash flow for the periods in which we incur such costs, increasing the risk that we may not be able to service our indebtedness.

Despite Current Indebtedness Levels, We Are Permitted to Incur Additional Indebtedness. This Could Further Increase the Risks Associated With Our Leverage.

The terms of the indentures governing Cricket's secured and unsecured senior notes permit us, subject to specified limitations, to incur additional indebtedness, including secured indebtedness. The indenture governing Leap's convertible senior notes does not limit our ability to incur debt.

We may incur additional indebtedness in the future, as market conditions permit, to enhance our liquidity and to provide us with additional flexibility to pursue business expansion efforts, which could consist of debt financing from the public and/or private capital markets. To provide flexibility with respect to any future capital raising alternatives, we have filed a universal shelf registration statement with the SEC to register various debt, equity and other securities, including debt securities, common stock, preferred stock, depository shares, rights and warrants. The securities under this registration statement may be offered from time to time, separately or together, directly by us or through underwriters, at amounts, prices, interest rates and other terms to be determined at the time of any offering.

If new indebtedness is added to our current levels of indebtedness, the related risks that we now face could intensify.

To Service Our Indebtedness and Fund Our Working Capital and Capital Expenditures, We Will Require a Significant Amount of Cash. Our Ability to Generate Cash Depends on Many Factors Beyond Our Control.

Our ability to make payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future financing will be available to us, in an amount sufficient to enable us to repay or service our indebtedness or to fund our other liquidity needs or at all. If the cash flow from our operating activities is insufficient for these purposes, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our indebtedness prior to maturity, selling assets or operations or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on commercially reasonable terms, or at all.

We or Our Joint Ventures May Be Unable to Refinance Our Indebtedness.

We or our joint ventures may need to refinance all or a portion of our indebtedness before maturity, including indebtedness under the indentures governing our secured and unsecured senior notes and convertible senior notes. Our $1.1 billion of 9.375% unsecured senior notes and our $250 million of unsecured convertible senior notes are due in 2014, our $300 million of 10.0% unsecured senior notes is due in 2015 and our $1.1 billion of 7.75% senior secured notes is due in 2016. Outstanding borrowings under LCW Operation's term loans must be repaid in quarterly installments (which commenced in June 2008), with an aggregate final payment of $10.1 million due in March 2011. There can be no assurance that we or our joint ventures will be able to obtain sufficient funds to enable us to repay or refinance any of our indebtedness on commercially reasonable terms or at all.

Covenants in Our Indentures and Other Credit Agreements or Indentures That We May Enter Into in the Future May Limit Our Ability to Operate Our Business.

The indentures governing Cricket's secured and unsecured senior notes contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to make distributions or other payments to our investors or creditors until we satisfy certain financial tests or other criteria. In addition, these indentures include covenants restricting, among other things, the ability of Leap, Cricket and their restricted subsidiaries to:

- incur additional indebtedness;
- create liens or other encumbrances;
- place limitations on distributions from restricted subsidiaries;
- pay dividends, make investments, prepay subordinated indebtedness or make other restricted payments;
- issue or sell capital stock of restricted subsidiaries;
- issue guarantees;
- sell or otherwise dispose of all or substantially all of our assets;
- enter into transactions with affiliates; and
- make acquisitions or merge or consolidate with another entity.

The restrictions in the indentures governing Cricket's secured and unsecured senior notes could limit our ability to make borrowings, obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding indebtedness, complete acquisitions for cash or debt or react to changes in our operating environment. Any credit agreement or indenture that we may enter into in the future may have similar restrictions.

Under the indentures governing our secured and unsecured senior notes and convertible senior notes, if certain "change of control" events occur, each holder of notes may require us to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of secured or unsecured senior notes, or 100% of the principal amount of convertible senior notes, plus accrued and unpaid interest.

If we default under any of the indentures governing our secured or unsecured senior notes or convertible senior notes because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. Our failure to timely file our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 constituted a default under the indenture governing Cricket's unsecured senior notes due 2014. We cannot assure you that we will be able to obtain a waiver should a default occur in the future. Any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition, and we cannot assure you that we would have sufficient funds to repay all of the outstanding amounts under the indentures governing our secured and unsecured senior notes and convertible senior notes.

Our Ability to Use Net Operating Loss Carryforwards to Reduce Future Tax Payments Could be Negatively Impacted if There is an "Ownership Change" as Defined Under Section 382 of the Internal Revenue Code.

We have substantial federal and state net operating losses, or NOLs, for income tax purposes. Under the Internal Revenue Code, subject to certain requirements, we may "carry forward" our federal NOLs for up to a 20-year period to offset future taxable income and reduce our income tax liability. For state income tax purposes, the NOL carryforward period ranges from five to 20 years. At December 31, 2009, we estimated that we had federal NOL carryforwards of approximately $1.5 billion (which begin to expire in 2022), and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010). While these NOL carryforwards have a potential value of approximately $570 million in tax savings, there is no assurance we will be able to realize such tax savings.

If we were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code and similar state provisions, at a time when our market capitalization was below a certain level, our ability to utilize these NOLs to offset future taxable income could be significantly limited. In general terms, a change in ownership can occur whenever there is a shift in the ownership of a company by more than 50 percentage points by one or more "5% stockholders" within a three-year period.

The determination of whether an ownership change has occurred is complex and requires significant judgement. If an ownership change for purposes of Section 382 were to occur, it could significantly limit the amount of NOL carryforwards that we could utilize on an annual basis, thus accelerating cash tax payments we would have to make and possibly causing these NOLs to expire before we could fully utilize them. As a result, any restriction on our ability to utilize these NOL carryforwards could have a material impact on our future cash flows.

A Significant Portion of Our Assets Consists of Goodwill and Intangible Assets.

As of December 31, 2009, 44.2% of our assets consisted of goodwill, intangible assets and wireless licenses. The value of our assets, and in particular, our intangible assets, will depend on market conditions, the availability of buyers and similar factors. By their nature, our intangible assets may not have a readily ascertainable market value or may not be readily saleable or, if saleable, there may be substantial delays in their liquidation. For example, prior FCC approval is required in order for us to sell, or for any remedies to be exercised by our lenders with respect to, our wireless licenses, and obtaining such approval could result in significant delays and reduce the proceeds obtained from the sale or other disposition of our wireless licenses.

The Wireless Industry is Experiencing Rapid Technological Change, Which May Require Us to Significantly Increase Capital Investment, and We May Lose Customers If We Fail to Keep Up With These Changes.

The wireless communications industry continues to experience significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Our continued success will depend, in part, on our ability to anticipate or adapt to technological changes and to offer, on a timely basis, services that meet customer demands.

In the future, competitors may seek to provide competing wireless telecommunications service through the use of developing 4G technologies, such as WiMax and LTE. We are currently conducting technical trials of LTE technology. We cannot predict, however, which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures we will be required to make in order to develop and provide these technologies, products and services. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep up with these changes. For example, we have expended a substantial amount of capital to upgrade our network with EvDO technology to offer advanced data services. In addition, we may be required to acquire additional spectrum to deploy these new technologies, which we cannot guarantee would be available to us at a reasonable cost, on a timely basis or at all. There are also risks that current or future versions of the wireless technologies and evolutionary path that we have selected or may select may not be demanded by customers or provide the advantages that we expect. If such upgrades, technologies or services do not become commercially acceptable, our revenues and competitive position could be materially and adversely affected. We cannot assure you that widespread demand for advanced data services will develop at a price level that will allow us to earn a reasonable return on our investment. In addition, there are risks that other wireless carriers on whose networks our customers currently roam may change their technology to other technologies that are incompatible with ours. As a result, the ability of our customers to roam on such carriers' wireless networks could be adversely affected. If these risks materialize, our business, financial condition or results of operations could be materially adversely affected. Further, we may not be able to negotiate cost-effective data roaming agreements on 4G or other data networks, and we are not able to assure you that customer handset and data devices that operate on 4G or other data networks will be available at costs that will make them attractive to customers.

In addition, CDMA 1xRTT-based infrastructure networks serve a relatively small minority of wireless users worldwide and could become less popular in the future, which could raise the cost to us of network equipment and handsets that use that technology relative to the cost of handsets and network equipment that utilize other technologies, or could result in advanced wireless devices becoming available to us later than devices available for GSM-based carriers.

The Loss of Key Personnel and Difficulty Attracting and Retaining Qualified Personnel Could Harm Our Business.

We believe our success depends heavily on the contributions of our employees and on attracting, motivating and retaining our officers and other management and technical personnel. We do not, however, generally provide employment contracts to our employees. If we are unable to attract and retain the qualified employees that we need, our business may be harmed.

We have experienced higher than normal employee turnover in the past, in part because of our bankruptcy, including turnover of individuals at the most senior management levels. In addition, our business is managed by a small number of key executive officers, including our CEO, S. Douglas Hutcheson. The loss of key individuals in the future may have a material adverse impact on our ability to effectively manage and operate our business. In addition, we may have difficulty attracting and retaining key personnel in future periods, particularly if we were to experience poor operating or financial performance.

Risks Associated With Wireless Handsets Could Pose Product Liability, Health and Safety Risks That Could Adversely Affect Our Business.

We do not manufacture handsets or other equipment sold by us and generally rely on our suppliers to provide us with safe equipment. Our suppliers are required by applicable law to manufacture their handsets to meet certain governmentally imposed safety criteria. However, even if the handsets we sell meet the regulatory safety criteria, we could be held liable with the equipment manufacturers and suppliers for any harm caused by products we sell if such products are later found to have design or manufacturing defects. We generally have indemnification agreements with the manufacturers who supply us with handsets to protect us from direct losses associated with product liability, but we cannot guarantee that we will be fully protected against all losses associated with a product that is found to be defective.

Media reports have suggested that the use of wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Certain class action lawsuits have been filed in the industry claiming damages for alleged health problems arising from the use of wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, anti-lock brakes, hearing aids and other medical devices. The media has also reported incidents of handset battery malfunction, including reports of batteries that have overheated. Malfunctions have caused at least one major handset manufacturer to recall certain batteries used in its handsets, including batteries in a handset sold by Cricket and other wireless providers.

Concerns over possible health and safety risks associated with radio frequency emissions and defective products may discourage the use of wireless handsets, which could decrease demand for our services, or result in regulatory restrictions or increased requirements on the location and operation of cell sites, which could increase our operating expenses. Concerns over possible safety risks could decrease the demand for our services. For example, in 2008, a technical defect was discovered in one of our manufacturer's handsets which appeared to prevent a portion of 911 calls from being heard by the operator. After learning of the defect, we instructed our retail locations to temporarily cease selling the handsets, notified our customers of the matter and directed them to bring their handsets into our retail locations to receive correcting software. If one or more Cricket customers were harmed by a defective product provided to us by a manufacturer and subsequently sold in connection with our services, our ability to add and maintain customers for Cricket service could be materially adversely affected by negative public reactions.

There also are some safety risks associated with the use of wireless handsets while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation that has been and may be adopted in response to these risks could limit our ability to sell our wireless service.

We Rely Heavily on Third Parties to Provide Specialized Services; a Failure by Such Parties to Provide the Agreed Upon Products or Services Could Materially Adversely Affect Our Business, Results of Operations and Financial Condition.

We depend heavily on suppliers and contractors with specialized expertise in order for us to efficiently operate our business. In the past, our suppliers, contractors and third-party retailers have not always performed at the levels we expect or at the levels required by their contracts. If key suppliers, contractors, service providers or third-party retailers fail to comply with their contracts, fail to meet our performance expectations or refuse or are unable to supply or provide services to us in the future, our business could be severely disrupted. Generally, there are multiple sources for the types of products and services we purchase or use. However, some suppliers and contractors are the exclusive sources of specific products and services that we rely upon for billing, customer care, sales, accounting and other areas in our business. For example, in December 2008 we entered into a long-term, exclusive services agreement with Convergys Corporation for the implementation and ongoing management of a new billing system. We also use a limited number of vendors to provide payment processing services, and in a significant number of our markets, the majority of these services may be provided by a single vendor. In addition, a limited number of vendors currently provide a majority of our voice and data communications transport services. Because of the costs and time lags that can be associated with transitioning from one supplier or service provider to another, our business could be substantially disrupted if we were required to replace the products or services of one or more major suppliers or service providers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could have a material adverse effect on our business, results of operations and financial condition.

System Failures, Security Breaches, Business Disruptions and Unauthorized Use or Interference with our Network or other Systems Could Result in Higher Churn, Reduced Revenue and Increased Costs, and Could Harm Our Reputation.

Our technical infrastructure (including our network infrastructure and ancillary functions supporting our network such as service activation, billing and customer care) is vulnerable to damage or interruption from technology failures, power surges or outages, natural disasters, fires, human error, terrorism, intentional wrongdoing or similar events. Unanticipated problems at our facilities or with our technical infrastructure, system or equipment failures, hardware or software failures or defects, computer viruses or hacker attacks could affect the quality of our services and cause network service interruptions. Unauthorized access to or use of customer or account information, including credit card or other personal data, could result in harm to our customers and legal actions against us, and could damage our reputation. In addition, earthquakes, floods, hurricanes, fires and other unforeseen natural disasters or events could materially disrupt our business operations or the provision of Cricket service in one or more markets. For example, during the third quarter of 2008, our customer acquisitions, cost of service and revenues in certain markets were adversely affected by Hurricane Ike and related weather systems. Any costs we incur to restore, repair or replace our network or technical infrastructure, and any costs associated with detecting, monitoring or reducing the incidence of unauthorized use, may be substantial and increase our cost of providing service. Any failure in or interruption of systems that we or third parties maintain to support ancillary functions, such as billing, point of sale, inventory management, customer care and financial reporting, could materially impact our ability to timely and accurately record, process and report information important to our business. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

We Are in the Process of Upgrading a Number of Significant Business Systems, including our Customer Billing System, and Any Unanticipated Difficulties, Delays or Interruptions with the Transition Could Negatively Impact Our Business.

We are in the process of upgrading a number of our significant, internal business systems, including our customer billing system. In December 2008, we entered into a long-term, exclusive services agreement with Convergys for the implementation and ongoing management of the new billing system. To help facilitate the transition of customer billing from our previous vendor, VeriSign, Inc., to Convergys, we acquired VeriSign's billing system software and simultaneously entered into a transition services agreement to enable Convergys to provide us with billing services using the VeriSign software we acquired until the conversion to the new system is complete. In addition to the new billing system, we also intend to implement a new inventory management system and new point-of-sale system.

We cannot assure you that we will not experience difficulties, delays or interruptions while we implement and transition to these new systems. At times during the transition of our billing system, we will be limited in our ability to modify our current product and service offerings or to offer new products and services. In addition, the transition of these systems may not progress according to our current schedule and could suffer cost overruns. Significant unexpected difficulties in transitioning our billing, inventory, point-of-sale systems or other systems could materially impact our ability to timely and accurately record, process and report information that is important to our business. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

We May Not Be Successful in Protecting and Enforcing Our Intellectual Property Rights.

We rely on a combination of patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which only offer limited protection. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, the steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. Moreover, others may independently develop processes and technologies that are competitive to ours. The enforcement of our intellectual property rights may depend on any legal actions that we undertake against such infringers being successful, but we cannot be sure that any such actions will be successful, even when our rights have been infringed.

We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may issue will provide us with any competitive advantages.

In addition, we cannot assure you that any trademark or service mark registrations will be issued with respect to pending or future applications or that any registered trademarks or service marks will be enforceable or provide adequate protection of our brands. Our inability to secure trademark or service mark protection with respect to our brands could have a material adverse effect on our business, financial condition and results of operations.

We and Our Suppliers May Be Subject to Claims of Infringement Regarding Telecommunications Technologies That Are Protected By Patents and Other Intellectual Property Rights.

Telecommunications technologies are protected by a wide array of patents and other intellectual property rights. As a result, third parties have asserted and may in the future assert infringement claims against us or our suppliers based on our or their general business operations, the equipment, software or services that we or they use or provide, or the specific operation of our wireless networks. For example, see "Part I— Item 3. Legal Proceedings — Patent Litigation" of this report for a description of certain patent infringement lawsuits that have been brought against us. Due in part to the growth and expansion of our business operations, we have become subject to increased amounts of litigation, including disputes alleging patent infringement. If plaintiffs in any patent litigation matters brought against us were to prevail, we could be required to pay substantial damages or settlement costs, which could have a material adverse effect on our business, financial condition and results of operations.

We generally have indemnification agreements with the manufacturers, licensors and suppliers who provide us with the equipment, software and technology that we use in our business to help protect us against possible infringement claims. However, depending on the nature and scope of a possible claim, we may not be entitled to seek indemnification from the manufacturer, vendor or supplier under the terms of the agreement. In addition, to the extent that we may be entitled to seek indemnification under the terms of an agreement, we cannot guarantee that the financial condition of an indemnifying party will be sufficient to protect us against all losses associated with infringement claims or that we would be fully indemnified against all possible losses associated with a possible claim. In addition, our suppliers may be subject to infringement claims that could prevent or make it more expensive for them to supply us with the products and services we require to run our business, which could have the effect of slowing or limiting our ability to introduce products and services to our customers. Moreover, we may be subject to claims that products, software and services provided by different vendors which we combine to offer our services may infringe the rights of third parties, and we may not have any indemnification from our vendors for these claims. Whether or not an infringement claim against us or a supplier is valid or successful, it could materially adversely affect our business, financial condition or results of operations by diverting management attention, involving us in costly and time-consuming litigation, requiring us to enter into royalty or licensing agreements (which may not be available on acceptable terms, or at all) or requiring us to redesign our business operations or systems to avoid claims of infringement. In addition, infringement claims against our suppliers could also require us to purchase products and services at higher prices or from different suppliers and could adversely affect our business by delaying our ability to offer certain products and services to our customers.

Action by Congress or Government Agencies May Increase Our Costs of Providing Service or Require Us to Change Our Services.

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or any state or local agencies having jurisdiction over our business will not adopt regulations or take other enforcement or other actions that would adversely affect our business, impose new costs or require changes in current or planned operations. In addition, state regulatory agencies are increasingly focused on the quality of service and support that wireless carriers provide to their customers and several agencies have proposed or enacted new and potentially burdensome regulations in this area.

We also cannot assure you that Congress will not amend the Communications Act, from which the FCC obtains its authority, or enact legislation in a manner that could be adverse to us. For example, the FCC has implemented rule changes and sought comment on further rule changes focused on addressing alleged abuses of its designated entity program, which gives certain categories of small businesses preferential treatment in FCC spectrum auctions based on size. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. The scope and applicability of these rule changes to these designated entity structures remain in flux, and the changes remain subject to administrative and judicial review. In March 2009, the United States Court of Appeals for the District of Columbia Circuit rejected one of the pending judicial challenges to the designated entity rules, and another appeal of these rules remains pending in the United States Court of Appeals for the Third Circuit that seeks to overturn the results of the AWS and 700 MHz auctions. In addition, third parties and the federal government have challenged certain designated entity structures alleging violations of federal law and seeking monetary damages. We cannot predict the degree to which rule changes, judicial review of the designated entity rules, increased regulatory scrutiny that may follow from these proceedings or third party or government lawsuits will affect our current or future business ventures, licenses acquired in the challenged auctions, or our participation in future FCC spectrum auctions.

The DMCA prohibits the circumvention of technological measures employed to protect a copyrighted work, or access control. However, under the DMCA, the Copyright Office of the Library of Congress, or the Copyright Office, has the authority to exempt for three years certain activities from copyright liability that otherwise might be prohibited by that statute. In November 2006, the Copyright Office granted an exemption to the DMCA to allow circumvention of software locks and other firmware that prohibit a wireless handset from connecting to a wireless network when such circumvention is accomplished for the sole purpose of lawfully connecting the wireless handset to another wireless telephone network. This exemption was due to expire on October 27, 2009 and has been temporarily extended. The DMCA copyright exemption facilitates our current practice of allowing customers to bring in unlocked, or "reflashed," phones that they already own and may have used with another wireless carrier, and activate them on our network. We and other carriers have asked the Copyright Office to extend the current or substantially similar exemption for another three-year period. However, we are unable to predict the outcome of the Copyright Office's determination to continue the exemption for this time period or the effect that a Copyright Office decision not to extend the exemption might have on our business. To the extent that the Copyright Office determines not to extend this exemption for an extended period of time and this prevents us from activating "reflashed" handsets on our network, this could have a material adverse impact on our business, financial condition and results of operations.

Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity (as is the case with Leap's ownership and control of subsidiaries that hold FCC licenses), up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed if the FCC finds such higher levels consistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our wireless licenses, which would have a material adverse effect on our business, financial condition and results of operations. Although we could seek a declaratory ruling from the FCC allowing the foreign ownership or could take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses, we cannot assure you that we would be able to obtain such a ruling or that any other actions we may take would be successful.

We also are subject, or potentially subject, to numerous additional rules and requirements, including universal service obligations; number portability requirements; number pooling rules; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rate averaging and integration requirements; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. There also pending proceedings exploring the imposition of various types of nondiscrimination, open access and broadband management obligations on our handsets and networks; the prohibition of handset exclusivity; the possible re-imposition of bright-line spectrum aggregation requirements; further regulation of special access used for wireless backhaul services; and the effects of the siting of communications towers on migratory birds, among others. Some of these requirements and pending proceedings (of which the foregoing examples are not an exhaustive list) pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. These requirements generally are the subject of pending FCC or judicial proceedings, and we are unable to predict how they may affect our business, financial condition or results of operations.

Our operations are subject to various other laws and regulations, including those regulations promulgated by the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration, other federal agencies and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and costs of doing business. Because of our smaller size, legislation or governmental regulations and orders can significantly increase our costs and affect our competitive position compared to other larger telecommunications providers. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If Call Volume or Wireless Broadband Usage Exceeds Our Expectations, Our Costs of Providing Service Could Increase, Which Could Have a Material Adverse Effect on Our Operating Expenses.

Cricket Wireless customers generally use their handsets for voice calls for an average of approximately 1,500 minutes per month, and some markets experience substantially higher call volumes. Our Cricket Wireless service plans bundle certain features, long distance and unlimited service in Cricket calling areas for a fixed monthly fee to more effectively compete with other telecommunications providers. We also offer Cricket Broadband, our unlimited mobile broadband service, and Cricket PAYGo, a pay-as-you-go unlimited prepaid wireless service.

If customers exceed expected usage for our voice or mobile broadband services, we could face capacity problems and our costs of providing the services could increase. Although we own less spectrum in many of our markets than our competitors, we seek to design our network to accommodate our expected high rates of usage of voice and mobile broadband services, and we consistently assess and try to implement technological improvements to increase the efficiency of our wireless spectrum. We currently manage our network and users of our Cricket Broadband service by limiting throughput speeds if their usage adversely impacts our network or service levels or if usage exceeds certain thresholds. However, if future wireless use by Cricket customers exceeds the capacity of our network, service quality may suffer. We may be forced to raise the price of our voice or mobile broadband services to reduce volume, further limit data quantities or speeds, otherwise limit the number of new customers, acquire additional spectrum, or incur substantial capital expenditures to improve network capacity or quality.

We May Be Unable to Acquire Additional Spectrum in the Future at a Reasonable Cost or on a Timely Basis.

Because we offer unlimited calling services for a fixed rate, our customers' average minutes of use per month is substantially above U.S. averages. In addition, customer usage of our Cricket Broadband service has been significant. We intend to meet demand for our wireless services by utilizing spectrally efficient technologies. Despite our recent spectrum purchases, there may come a point where we need to acquire additional spectrum in order to maintain an acceptable grade of service or provide new services to meet increasing customer demands. For example, Denali Operations currently operates on 10 MHz of spectrum in its newly launched Chicago market. In the future, we may be required to acquire additional spectrum in this and other of our markets to satisfy increasing demand (especially for data services) or to deploy new technologies, such as WiMax or LTE. In addition, we also may acquire additional spectrum in order to enter new strategic markets. However, we cannot assure you that we will be able to acquire additional spectrum at auction or in the after-market at a reasonable cost or that additional spectrum would be made available by the FCC on a timely basis. In addition, the FCC may impose conditions on the use of new wireless broadband mobile spectrum, such as heightened build-out requirements or open access requirements, that may make it less attractive or economical for us. If such additional spectrum is not available to us when required on reasonable terms or at a reasonable cost, our business, financial condition and results of operations could be materially adversely affected.

Our Wireless Licenses are Subject to Renewal and May Be Revoked in the Event that We Violate Applicable Laws.

Our existing wireless licenses are subject to renewal upon the expiration of the 10-year or 15-year period for which they are granted, which renewal period commenced for some of our PCS wireless licenses in 2006. The FCC will award renewal expectancy to a wireless licensee that timely files a renewal application, has provided substantial service during its past license term and has substantially complied with applicable FCC rules and policies and the Communications Act. Historically, the FCC has approved our license renewal applications. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. In addition, if we fail to timely file to renew any wireless license, or fail to meet any regulatory requirements for renewal, including construction and substantial service requirements, we could be denied a license renewal. Many of our wireless licenses are subject to interim or final construction requirements and there is no guarantee that the FCC will find our construction, or the construction of prior licensees, sufficient to meet the build-out or renewal requirements. FCC rules provide that applications competing with a license renewal application may be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. We cannot assure you that the FCC will renew our wireless licenses upon their expiration. If any of our wireless licenses were to be revoked or not renewed upon expiration, we would not be permitted to provide services under that license, which could have a material adverse effect on our business, results of operations and financial condition.

Future Declines in the Fair Value of Our Wireless Licenses Could Result in Future Impairment Charges.

As of December 31, 2009, the carrying value of our wireless licenses and those of Denali License Sub and LCW License was approximately $1.9 billion. During the years ended December 31, 2009, 2008 and 2007, we recorded impairment charges of $0.6 million, $0.2 million and $1.0 million, respectively.

The market values of wireless licenses have varied over the last several years, and may vary significantly in the future. Valuation swings could occur for a variety of reasons relating to supply and demand, including:

- consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;
- a sudden large sale of spectrum by one or more wireless providers occurs; or
- market prices decline as a result of the sale prices in FCC auctions.

In addition, the price of wireless licenses could decline as a result of the FCC's pursuit of policies designed to increase the number of wireless licenses available in each of our markets. For example, during recent years, the FCC auctioned additional spectrum in the 1700 MHz to 2100 MHz band in Auction #66 and the 700 MHz band in Auction #73, and has announced that it intends to auction additional spectrum in the 2.5 GHz band. If the market value of wireless licenses were to decline significantly, the value of our wireless licenses could be subject to non-cash impairment charges.

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We conduct our annual tests for impairment of our wireless licenses during the third quarter of each year. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions, pricing trends among historical wireless license transactions, our spectrum holdings within a given market relative to other carriers' holdings and qualitative demographic and economic information concerning the areas that comprise our markets. A significant impairment loss could have a material adverse effect on our operating income and on the carrying value of our wireless licenses on our balance sheet.

Declines in Our Operating or Financial Performance Could Result in an Impairment of Our Indefinite-Lived Assets, Including Goodwill.

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We also assess potential impairments to indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. General economic conditions in the U.S. have recently adversely impacted the trading prices of securities of many U.S. companies, including Leap, due to concerns regarding recessionary economic conditions, tighter credit conditions, the subprime lending and financial crisis, volatile energy costs, a substantial slowdown in economic activity, decreased consumer confidence and other factors. If our projected financial or operating performance were to be adversely affected due to significant adverse changes in legal factors or in our business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit, this could constitute a triggering event which would require us to perform an interim goodwill impairment test prior to our next annual impairment test, possibly as soon as the first quarter of 2010. If the first step of the interim impairment test were to indicate that a potential impairment existed, we would be required to perform the second step of the goodwill impairment test, which would require us to determine the fair value of our net assets and could require us to recognize a material non-cash impairment charge that could reduce all or a portion of the carrying value of our goodwill of $430.1 million. Any significant reduction in the carrying value of our goodwill, wireless licenses and/or our long-lived assets could have a material adverse effect on our operating results.

We May Incur Higher Than Anticipated Intercarrier Compensation Costs.

When our customers use our service to call customers of local exchange carriers, we are required under the current intercarrier compensation scheme to pay the carrier that serves the called party, and any intermediary or transit carrier, for the use of their networks. Similarly, when a customer of another carrier calls one of our customers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that impose reasonable reciprocal compensation arrangements, some local exchange carriers have claimed a right to unilaterally impose what we believe to be unreasonably high charges on us. Some of these carriers have threatened to pursue, have initiated, or may in the future initiate, claims against us to recover these charges, and the outcome of any such claims is uncertain. The FCC is actively considering possible regulatory approaches to address this situation but we cannot assure you that any FCC action will be beneficial to us. The enactment of adverse FCC rules, regulations or decisions or any FCC inaction could result in carriers successfully collecting higher intercarrier fees from us, which could materially adversely affect our business, financial condition and operating results.

More broadly, the FCC is actively considering whether a unified intercarrier compensation regime can or should be established for all traffic exchanged between all carriers, including commercial mobile radio services carriers. There are also pending appeals of various substantive and procedural aspects of the intercarrier compensation regime in the courts, at the FCC and before state regulatory bodies. New or modified intercarrier compensation rules, if adopted, may increase the charges we are required to pay other carriers for terminating calls or transiting calls over their networks, increase the costs of, or make it more difficult to negotiate, new agreements with carriers, decrease the amount of revenue we receive for terminating calls from other carriers on our network, or result in significant costs to us for past and future termination charges. Any of these changes could have a material adverse effect on our business, financial condition and operating results.

We resell third party long distance services in connection with our offering of unlimited international long distance service. The charges for these services may be subject to change by the terminating or interconnecting carrier, or by the regulatory body having jurisdiction in the applicable foreign country. If the charges are modified, the terminating or interconnecting carrier may attempt to assess such charges retroactively on us or our third party international long distance provider. If such charges are substantial, or we cease providing service to the foreign destination, prospective customers may elect not to use our service and current customers may choose to terminate service. Such events could limit our ability to grow our customer base, which could have a material adverse effect on our business, financial condition and operating results.

If We Experience High Rates of Credit Card, Subscription or Dealer Fraud, Our Ability to Generate Cash Flow Will Decrease.

Our operating costs could increase substantially as a result of fraud, including customer credit card, subscription or dealer fraud. We have implemented a number of strategies and processes to detect and prevent efforts to defraud us, and we believe that our efforts have substantially reduced the types of fraud we have identified. However, if our strategies are not successful in detecting and controlling fraud, the resulting loss of revenue or increased expenses could have a material adverse impact on our financial condition and results of operations.

Risks Related to Ownership of Leap Common Stock

Our Stock Price May Be Volatile, and You May Lose All or Some of Your Investment.

The trading prices of the securities of telecommunications companies have been highly volatile. Accordingly, the trading price of Leap common stock has been, and is likely to continue to be, subject to wide fluctuations. Factors affecting the trading price of Leap common stock may include, among other things:

- variations in our operating results or those of our competitors;
- announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;
- entry of new competitors into our markets, changes in product and service offerings by us or our competitors, or changes in the prices charged for product and service offerings by us or our competitors;
- significant developments with respect to intellectual property, securities or related litigation;
- announcements of and bidding in auctions for new spectrum;
- recruitment or departure of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow Leap common stock;

- any default under any of the indentures governing our secured or unsecured senior notes or convertible senior notes because of a covenant breach or otherwise;
- rumors or speculation in the marketplace regarding acquisitions or consolidation in our industry, including regarding transactions involving Leap; and
- market conditions in our industry and the economy as a whole.

In addition, general economic conditions in the U.S. have recently adversely impacted the trading prices of securities of many U.S. companies, including Leap, due to concerns regarding recessionary economic conditions, tighter credit conditions, the subprime lending and financial crisis, volatile energy costs, a substantial slowdown in economic activity, decreased consumer confidence and other factors. The trading price of Leap's common stock has also been impacted by increased competition in prepaid offerings by wireless companies. The trading price of Leap common stock may continue to be adversely affected if investors have concerns that our business, financial condition or results of operations will be negatively impacted by these negative general economic conditions or increased competition.

We Could Elect to Raise Additional Equity Capital Which Could Dilute Existing Stockholders.

During the second quarter of 2009 we sold 7,000,000 shares of Leap common stock in an underwritten public offering. We could raise additional capital in the future, as market conditions permit, to enhance our liquidity and to provide us with additional flexibility to pursue business expansion efforts. Any additional capital we could raise could be significant and could consist of debt, convertible debt or equity financing from the public and/or private capital markets. To provide flexibility with respect to any future capital raising alternatives, we have filed a universal shelf registration statement with the SEC to register various debt, equity and other securities, including debt securities, common stock, preferred stock, depository shares, rights and warrants. The securities under this registration statement may be offered from time to time, separately or together, directly by us or through underwriters, at amounts, prices, interest rates and other terms to be determined at the time of any offering. To the extent that we were to elect to raise equity capital, this financing may not be available in sufficient amounts or on terms acceptable to us and could be dilutive to existing stockholders. In addition, these sales could reduce the trading price of Leap common stock and impede our ability to raise future capital.

Your Ownership Interest in Leap Will Be Diluted Upon Issuance of Shares We Have Reserved for Future Issuances, and Future Issuances or Sales of Such Shares May Adversely Affect the Market Price of Leap Common Stock.

As of February 19, 2010, 77,500,550 shares of Leap common stock were issued and outstanding, and 6,748,910 additional shares of Leap common stock were reserved for issuance, including 4,532,089 shares reserved for issuance upon the exercise of outstanding stock options under our 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended, 1,334,614 shares of common stock available for future issuance under our 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, 222,500 shares reserved for issuance upon the exercise of outstanding stock options under our 2009 Employment Inducement Equity Incentive Plan, 128,100 shares of common stock available for future issuance under our 2009 Employment Inducement Equity Incentive Plan, and 531,607 shares available for future issuance under our Employee Stock Purchase Plan.

Leap has also reserved up to 4,761,000 shares of its common stock for issuance upon conversion of its $250 million in aggregate principal amount of convertible senior notes due 2014. Holders may convert their notes into shares of Leap common stock at any time on or prior to the third scheduled trading day prior to the maturity date of the notes, July 15, 2014. If, at the time of conversion, the applicable stock price of Leap common stock is less than or equal to approximately $93.21 per share, the notes will be convertible into 10.7290 shares of Leap common stock per $1,000 principal amount of the notes (referred to as the "base conversion rate"), subject to adjustment upon the occurrence of certain events. If, at the time of conversion, the applicable stock price of Leap common stock exceeds approximately $93.21 per share, the conversion rate will be determined pursuant to a formula based on the base conversion rate and an incremental share factor of 8.3150 shares per $1,000 principal amount of the notes, subject to adjustment. At an applicable stock price of approximately $93.21 per share, the number of shares of common stock issuable upon full conversion of the convertible senior notes would be 2,682,250 shares. Upon the occurrence of a "make-whole fundamental change" of Leap under the indenture, under certain circumstances the maximum number of shares of common stock issuable upon full conversion of the convertible senior notes would be 4,761,000 shares.

In addition, Leap has reserved five percent of its outstanding shares, which represented 3,875,028 shares of common stock as of February 19, 2010, for potential issuance to CSM on the exercise of CSM's option to put its entire equity interest in LCW Wireless to Cricket. Under the LCW LLC Agreement, the purchase price for CSM's equity interest is calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap's enterprise value divided by its adjusted EBITDA and applied to LCW Wireless' adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. Cricket may satisfy the put price either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap's outstanding common stock at the time of issuance. Dilution of the outstanding number of shares of Leap common stock could adversely affect prevailing market prices for Leap common stock. Effective as of August 31, 2009, CSM exercised this put right. Pursuant to the LCW LLC Agreement, the purchase price for the put has been calculated on a pro rata basis using the appraised value of LCW Wireless, subject to certain adjustments. Based on the resulting appraised value of LCW Wireless, the put price, as adjusted, is estimated to be approximately $21 million. We intend to satisfy the put price in cash and completion of this transaction is subject to customary closing conditions.

We have agreed to prepare and file a resale shelf registration statement for any shares of Leap common stock issued to CSM in connection with the put, and to use our reasonable efforts to cause such registration statement to be declared effective by the SEC. In addition, we have registered all shares of common stock that we may issue under our stock option, restricted stock and deferred stock unit plan, under our employment inducement equity incentive plan and under our employee stock purchase plan. When we issue shares under these stock plans, they can be freely sold in the public market. If any of Leap's stockholders causes a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap common stock. These sales also could impede our ability to raise future capital.

Our Directors and Affiliated Entities Have Substantial Influence over Our Affairs, and Our Ownership Is Highly Concentrated. Sales of a Significant Number of Shares by Large Stockholders May Adversely Affect the Market Price of Leap Common Stock.

Our directors and entities affiliated with them beneficially owned in the aggregate approximately 20.9% of Leap common stock as of February 19, 2010. Moreover, our eight largest stockholders and entities affiliated with them beneficially owned in the aggregate approximately 73.6% of Leap common stock as of February 19, 2010. These stockholders have the ability to exert substantial influence over all matters requiring approval by our stockholders. These stockholders will be able to influence the election and removal of directors and any merger, consolidation or sale of all or substantially all of Leap's assets and other matters. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination.

Our resale shelf registration statements register for resale 15,537,869 shares of Leap common stock held by entities affiliated with one of our directors, or approximately 20.0% of Leap's outstanding common stock as of February 19, 2010. In addition, in connection with our offering of 7,000,000 shares of Leap common stock in the second quarter of 2009, we agreed to register for resale any additional shares of common stock that these entities or their affiliates may acquire in the future. We are unable to predict the potential effect that sales into the market of any material portion of such shares, or any of the other shares held by our other large stockholders and entities affiliated with them, may have on the then-prevailing market price of Leap common stock. If any of Leap's stockholders cause a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap common stock. These sales could also impede our ability to raise future capital.

Provisions in Our Amended and Restated Certificate of Incorporation and Bylaws, under Delaware Law, or in Our Indentures Might Discourage, Delay or Prevent a Change in Control of Our Company or Changes in Our Management and, Therefore, Depress the Trading Price of Leap Common Stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of Leap common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay or prevent a change in control of our company.

In addition, under the indentures governing our secured and unsecured senior notes and convertible senior notes, if certain "change of control" events occur, each holder of notes may require us to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of secured or unsecured senior notes, or 100% of the principal amount of convertible senior notes, plus accrued and unpaid interest. See "Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of this report.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

As of December 31, 2009, Cricket leased approximately 8,000 cell sites, 28 switching centers and four warehouse facilities (which range in size from approximately 1,400 square feet to 20,000 square feet). In addition, Cricket has approximately 30 office leases in its individual markets that range from approximately 825 square feet to approximately 25,000 square feet. Cricket also leases approximately 250 retail locations in its markets, including stores ranging in size from approximately 500 square feet to 5,600 square feet, as well as six kiosks and retail spaces within other stores.

As of December 31, 2009, Cricket leased space, totaling approximately 201,000 square feet, for our new corporate headquarters in San Diego. We use these offices for engineering and administrative purposes. We transitioned to our new corporate headquarters during the second half of 2009. We are currently seeking to sublease the space that formerly housed our corporate headquarters in San Diego, totaling approximately 130,000 square feet in three office buildings. Cricket also leased space, totaling approximately 94,000 square feet, for our new facility in Denver for our sales and marketing, product development and supply chain functions. We transitioned to this new location during the second half of 2009. We also continued to lease space in Denver, totaling approximately 53,000 square feet, for our information technology function. We do not own any real property.

As of December 31, 2009, LCW Operations leased approximately 290 cell sites and one office and switch location. In addition, as of December 31, 2009, LCW Operations leased eight retail locations in its markets, consisting of stores ranging in size from approximately 1,100 square feet to 3,400 square feet. LCW Wireless and its subsidiaries do not own any real property.

As of December 31, 2009, Denali Operations leased approximately 930 cell sites, two office locations and two switch locations. In addition, as of December 31, 2009, Denali Operations leased approximately 30 retail locations in its markets, consisting of stores ranging in size from approximately 1,600 square feet to 5,800 square feet. Denali and its subsidiaries do not own any real property.

As we and Denali Operations continue to develop existing Cricket markets, and if any additional markets are built out, we and Denali Operations may lease additional or substitute office facilities, retail stores, cell sites, switch sites and warehouse facilities.

Item 3. *Legal Proceedings*

As more fully described below, we are involved in a variety of lawsuits, claims, investigations and proceedings concerning intellectual property, securities, commercial and other matters. Due in part to the growth and expansion of our business operations, we have become subject to increased amounts of litigation, including disputes alleging intellectual property infringement.

We believe that any damage amounts alleged in the matters discussed below are not necessarily meaningful indicators of our potential liability. We determine whether we should accrue an estimated loss for a contingency in a particular legal proceeding by assessing whether a loss is deemed probable and can be reasonably estimated. We reassess our views on estimated losses on a quarterly basis to reflect the impact of any developments in the matters in which we are involved.

Legal proceedings are inherently unpredictable, and the matters in which we are involved often present complex legal and factual issues. We vigorously pursue defenses in legal proceedings and engage in discussions where possible to resolve these matters on terms favorable to us. It is possible, however, that our business, financial condition and results of operations in future periods could be materially adversely affected by increased litigation expense, significant settlement costs and/or unfavorable damage awards.

Patent Litigation

Freedom Wireless

On December 10, 2007, we were sued by Freedom Wireless, Inc., or Freedom Wireless, in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 5,722,067 entitled "Security Cellular Telecommunications System," U.S. Patent No. 6,157,823 entitled "Security Cellular Telecommunications System," and U.S. Patent No. 6,236,851 entitled "Prepaid Security Cellular Telecommunications System." Freedom Wireless alleged that its patents claim a novel cellular system that enables subscribers of prepaid services to both place and receive cellular calls without dialing access codes or using modified telephones. The complaint sought unspecified monetary damages, increased damages under 35 U.S.C. § 284 together with interest, costs and attorneys' fees, and an injunction. On September 3, 2008, Freedom Wireless amended its infringement contentions to assert that our Cricket unlimited voice service, in addition to our Jump® Mobile and Cricket by Week™ services, infringes claims under the patents at issue. On January 19, 2009, we and Freedom Wireless entered into an agreement to settle this lawsuit and agreed to enter into a license agreement which will provide Freedom Wireless with royalties on certain of our products and services. Pursuant to the terms of the settlement, an arbitration hearing was held on December 15, 2009 to finalize the terms of the settlement and license agreements. The decision of the arbitrator is pending.

DNT

On May 1, 2009, we were sued by DNT LLC, or DNT, in the United States District Court for the Eastern District of Virginia, Richmond Division, for alleged infringement of U.S. Reissued Patent No. RE37,660 entitled "Automatic Dialing System." DNT alleges that we use, encourage the use of, sell, offer for sale and/or import voice and data service and wireless modem cards for computers designed to be used in conjunction with cellular networks and that such acts constitute both direct and indirect infringement of DNT's patent. DNT alleges that our infringement is willful, and the complaint seeks an injunction against further infringement, unspecified damages (including enhanced damages) and attorneys' fees. On July 23, 2009, we filed an answer to the complaint as well as counterclaims. On December 14, 2009, DNT's patent was determined to be invalid in a case it brought against another wireless provider. That other case was settled and dismissed on February 11, 2010, but the stay in our matter with DNT has not yet been formally lifted.

Digital Technology Licensing

On April 21, 2009, we and certain other wireless carriers (including Hargray Wireless, a company which Cricket acquired in April 2008 and which was merged with and into Cricket in December 2008) were sued by Digital Technology Licensing LLC, or DTL, in the United States District Court for the Southern District of New York, for alleged infringement of U.S. Patent No. 5,051,799 entitled "Digital Output Transducer." DTL alleges that we and Hargray Wireless sell and/or offer to sell Bluetooth® devices or digital cellular telephones, including Kyocera and Sanyo telephones, and that such acts constitute direct and/or indirect infringement of DTL's patent. DTL further alleges that we and Hargray Wireless directly and/or indirectly infringe its patent by providing cellular telephone service and by using and inducing others to use a patented digital cellular telephone system by using cellular telephones, Bluetooth devices, and cellular telephone infrastructure made by companies such as Kyocera and Sanyo. DTL alleges that the asserted infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), attorneys' fees, and expenses. On January 5, 2010, this matter was stayed, pending final resolution of another case that DTL brought against another wireless provider in which it alleges infringement of the patent that is at issue in our matter. This other case is not yet set for trial.

On The Go

On February 22, 2010, a matter brought against us by On The Go, LLC, or OTG, was dismissed with prejudice. We and certain other wireless carriers were sued by OTG in the United States District Court for the Northern District of Illinois, Eastern Division, on July 9, 2009, for alleged infringement of U.S. Patent No. 7,430,554 entitled "Method and System For Telephonically Selecting, Addressing, and Distributing Messages." OTG's complaint alleged that we directly and indirectly infringe OTG's patent by making, offering for sale, selling, providing, maintaining, and supporting our PAYGo prepaid mobile telephone service and system. The complaint sought injunctive relief and unspecified damages, including interest and costs.

DownUnder Wireless

On November 20, 2009, we and a number of other parties were sued by DownUnder Wireless, LLC, or DownUnder, in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 6,741,215 entitled "Inverted Safety Antenna for Personal Communications Devices." DownUnder alleges that we use, sell, and offer to sell wireless communication devices, including PCD, Cal-Comp, and Motorola devices, comprising a housing, a microphone, a speaker earpiece, a user interface mounted in an upright orientation on the communication device, and a transmitting antenna, where the transmitting antenna is mounted in a lower portion of the housing, and further the housing defines an obtuse angle between the top of the upper housing portion and the bottom of the lower housing portion of the devices, and that such acts constitute direct and indirect infringement of DownUnder's patent. DownUnder alleges that our infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), and attorneys' fees. We filed an answer to the complaint on February 19, 2010.

American Wireless Group

On October 29, 2009, we settled two matters referred to as the AWG and Whittington Lawsuits, and the matters have been dismissed.

The Whittington Lawsuit refers to a lawsuit brought on December 31, 2002 by several members of American Wireless Group, LLC, or AWG, against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleged that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party's claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, plus costs and expenses. Plaintiffs contended that the named defendants were the controlling group that was responsible for Leap's alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim.

The AWG Lawsuit refers to a related action to the action described above brought in June 2003 by AWG in the Circuit Court of the First Judicial District of Hinds County, Mississippi against the same individual defendants named in the Whittington Lawsuit. The complaint generally set forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses.

Securities and Derivative Litigation

Leap is a nominal defendant in two shareholder derivative suits and a consolidated securities class action lawsuit. As indicated further below, we have entered into discussions to settle the derivative suits and have reached an agreement in principle to settle the class action.

The two shareholder derivative suits purport to assert claims on behalf of Leap against certain of its current and former directors and officers. One of the shareholder derivative lawsuits was filed in the California Superior Court for the County of San Diego on November 13, 2007 and the other shareholder derivative lawsuit was filed in the United States District Court for the Southern District of California on February 7, 2008. The state action was stayed on August 22, 2008 pending resolution of the federal action. The plaintiff in the federal action filed an amended complaint on September 12, 2008 asserting, among other things, claims for alleged breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, and proxy violations based on the November 9, 2007 announcement that we were restating certain of our financial statements, claims alleging breach of fiduciary duty based on the September 2007 unsolicited merger proposal from MetroPCS and claims alleging illegal insider trading by certain of the individual defendants. The derivative complaints seek a judicial determination that the claims may be asserted derivatively on behalf of Leap, and unspecified damages, equitable and/or injunctive relief, imposition of a constructive trust, disgorgement, and attorney's fees and costs. Leap and the individual defendants have filed motions to dismiss the amended federal complaint. On September 29, 2009, the district court granted Leap's motion to dismiss the derivative complaint for failure to plead that a presuit demand on Leap's board was excused. The plaintiff has until March 12, 2010 to file an amended complaint. We have entered into discussions to settle the derivative suits, although no assurances can be given that we will be successful in doing so.

Leap and certain current and former officers and directors, and Leap's independent registered public accounting firm, PricewaterhouseCoopers LLP, also have been named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of California which consolidated several securities class action lawsuits initially filed between September 2007 and January 2008. Plaintiffs allege that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5, and Section 20(a) of the Exchange Act. The consolidated complaint alleges that the defendants made false and misleading statements about Leap's internal controls, business and financial results, and customer count metrics. The claims are based primarily on the November 9, 2007 announcement that we were restating certain of our financial statements and statements made in our August 7, 2007 second quarter 2007 earnings release. The lawsuit seeks, among other relief, a determination that the alleged claims may be asserted on a class-wide basis and unspecified damages and attorney's fees and costs. On January 9, 2009, the federal court granted defendants' motions to dismiss the complaint for failure to state a claim. On February 23, 2009, defendants were served with an amended complaint which does not name PricewaterhouseCoopers LLP or any of Leap's outside directors. Leap and the remaining individual defendants have moved to dismiss the amended complaint.

The parties have reached an agreement in principle to settle the class action. The settlement is contingent on court approval and provides for, among other things, dismissal of the lawsuits with prejudice, the granting of broad releases of the defendants, and a payment to the plaintiffs of $13.75 million, which would include payment of any attorneys' fees for plaintiffs' counsel. We anticipate that the entire settlement amount will be paid by our insurers. On February 18, 2010, the lead plaintiff filed a motion seeking preliminary approval by the court of the settlement and approval of a form of notice to potential settlement class members.

Department of Justice Inquiry

On January 7, 2009, we received a letter from the Civil Division of the United States Department of Justice, or the DOJ. In its letter, the DOJ alleges that between approximately 2002 and 2006, we failed to comply with certain federal postal regulations that required us to update customer mailing addresses in exchange for receiving certain bulk mailing rate discounts. As a result, the DOJ has asserted that we violated the False Claims Act, or FCA, and are therefore liable for damages. On November 18, 2009, the DOJ presented us with a calculation that single damages in this matter were $2.7 million for a period from June 2003 through June 2006, which amount may be trebled under the FCA. The FCA also provides for statutory penalties, which the DOJ has previously asserted could total up to $11,000 per mailing. The DOJ had also previously asserted as an alternative theory of liability that we are liable on a basis of unjust enrichment for estimated single damages.

Other Litigation

In addition to the matters described above, we are often involved in certain other claims, including disputes alleging intellectual property infringement, which arise in the ordinary course of business and seek monetary damages and other relief. Based upon information currently available to us, none of these other claims is expected to have a material adverse effect on our business, financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of Leap's stockholders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2009.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol "LEAP."

The following table sets forth the high and low closing prices per share of our common stock on the NASDAQ Global Select Market for the quarterly periods indicated, which correspond to our quarterly fiscal periods for financial reporting purposes.

	High($)	Low($)
Calendar Year — 2008		
First Quarter	49.76	36.24
Second Quarter	61.09	43.17
Third Quarter	48.85	35.73
Fourth Quarter	39.16	15.46
Calendar Year — 2009		
First Quarter	38.49	23.27
Second Quarter	41.05	30.87
Third Quarter	30.55	15.85
Fourth Quarter	18.13	12.25

On February 19, 2010, the last reported sale price of Leap common stock on the NASDAQ Global Select Market was $15.30 per share. As of February 19, 2010, there were 77,500,550 shares of common stock outstanding held by approximately 350 holders of record.

Dividends

Leap has not paid or declared any cash dividends on its common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. As more fully described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," the terms of the indentures governing our secured and unsecured senior notes restrict our ability to declare or pay dividends. We intend to retain future earnings, if any, to fund our growth. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

Item 6. ***Selected Financial Data (in thousands, except per share data)***

The following selected financial data were derived from our audited consolidated financial statements. These tables should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this report.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Statement of Operations Data:					
Revenues	$2,383,162	$1,958,862	$1,630,803	$1,167,187	$957,771
Operating income	31,124	46,700	60,262	23,725	71,002
Income (loss) before income taxes and cumulative effect of change in accounting principle	(197,354)	(104,411)	(40,521)	(17,635)	52,300
Income tax expense	(40,609)	(38,970)	(35,924)	(8,469)	(21,615)
Income (loss) before cumulative effect of change in accounting principle	(237,963)	(143,381)	(76,445)	(26,104)	30,685
Cumulative effect of change in accounting principle	—	—	—	623	—
Net income (loss)	(237,963)	(143,381)	(76,445)	(25,481)	30,685
Accretion of redeemable noncontrolling interests, net of tax	(1,529)	(6,820)	(3,854)	(1,321)	—
Net income (loss) attributable to common stockholders	$ (239,492)	$ (150,201)	$ (80,299)	$ (26,802)	$ 30,685
Basic earnings (loss) per share attributable to common stockholders:					
Income (loss) before cumulative effect of change in accounting principle	$ (3.30)	$ (2.21)	$ (1.20)	$ (0.44)	$ 0.51
Cumulative effect of change in accounting principle	—	—	—	0.01	—
Basic earnings (loss) per share(1)	$ (3.30)	$ (2.21)	$ (1.20)	$ (0.43)	$ 0.51
Diluted earnings (loss) per share attributable to common stockholders:					
Income (loss) before cumulative effect of change in accounting principle	$ (3.30)	$ (2.21)	$ (1.20)	$ (0.44)	$ 0.50
Cumulative effect of change in accounting principle	—	—	—	0.01	—
Diluted earnings (loss) per share(1)	$ (3.30)	$ (2.21)	$ (1.20)	$ (0.43)	$ 0.50
Shares used in per share calculations:(1)					
Basic	72,515	68,021	67,100	61,645	60,135
Diluted	72,515	68,021	67,100	61,645	61,003

	As of December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Cash and cash equivalents	$ 174,999	$ 357,708	$ 433,337	$ 372,812	$ 293,073
Short-term investments	389,154	238,143	179,233	66,400	90,981
Working capital	272,974	278,576	380,384	185,191	245,366
Restricted cash, cash equivalents and short-term investments	3,866	4,780	15,550	13,581	13,759
Total assets	5,371,721	5,052,857	4,432,998	4,084,947	2,499,946
Capital leases	12,285	13,993	53,283	16,459	17,243
Long-term debt	2,735,318	2,566,025	2,033,902	1,676,500	588,333
Total stockholders' equity	1,690,530	1,612,676	1,717,505	1,769,348	1,517,601

(1) Refer to Notes 2 and 5 to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this report for an explanation of the calculation of basic and diluted earnings (loss) per share.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following information should be read in conjunction with the audited consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this report.

Overview

Company Overview

We are a wireless communications carrier that offers digital wireless services in the U.S. under the "Cricket" brand. Our Cricket service offerings provide customers with unlimited wireless services for a flat rate without requiring a fixed-term contract or a credit check.

Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Operations and in the upper Midwest by Denali Operations. Cricket owns an indirect 70.7% non-controlling interest in LCW Operations through a 70.7% non-controlling interest in LCW Wireless, and owns an indirect non-controlling interest in Denali Operations through an 82.5% non-controlling interest in Denali. LCW Wireless and Denali are designated entities under FCC regulations. We consolidate our interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and we will absorb a majority of their expected losses.

As of December 31, 2009, Cricket service was offered in 35 states and the District of Columbia and had approximately 5.0 million customers. As of December 31, 2009, we, LCW License, and Denali License Sub owned wireless licenses covering an aggregate of approximately 186.1 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 94.2 million POPs as of December 31, 2009, which includes incremental POPs attributed to ongoing footprint expansion in existing markets. The licenses we and Denali own provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate, assuming Denali License Sub were to make available to us certain of its spectrum.

Our Cricket service offerings are based on providing unlimited wireless services to customers, and the value of unlimited wireless services is the foundation of our business. Our primary Cricket service is Cricket Wireless, which offers customers unlimited wireless voice and data services for a flat monthly rate. Our most popular Cricket Wireless rate plans include unlimited local and U.S. long distance service from any Cricket service area and unlimited text messaging. In addition to our Cricket Wireless voice and data services, we offer Cricket Broadband, our unlimited mobile broadband service, which allows customers to access the internet through their computers for one low, flat rate with no long-term commitments or credit checks. We also offer Cricket PAYGo, a pay-as-you-go unlimited prepaid wireless service designed for customers who prefer the flexibility and control offered by traditional prepaid services but who are seeking greater value for their dollar.

We believe that our business is scalable because we offer an attractive value proposition to our customers while utilizing a cost structure that is significantly lower than most of our competitors. As a result, we have continued to pursue activities to expand our business. These expansion activities have included the broadening of our product portfolio, which has included the introduction of our Cricket Broadband and Cricket PAYGo products over the past few years. We have also enhanced our network coverage and capacity. In 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. We have also continued to enhance our network coverage and capacity in many of our existing markets. Future business expansion activities could include the acquisition of additional spectrum through private transactions or FCC auctions, the build out and launch of Cricket services in additional markets, entering into partnerships with others, the acquisition of other wireless communications companies or complementary businesses or the deployment of next-generation network technology over the longer term. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License Sub hold include large regional areas covering both rural and metropolitan communities, we and Denali may seek to partner with others, sell some of this spectrum or pursue alternative products or services to utilize or benefit from the spectrum not otherwise used for Cricket service. We intend to be disciplined as we pursue any expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications.

Our customer activity is influenced by seasonal effects related to traditional retail selling periods and other factors that arise in connection with our target customer base. Based on historical results, we generally expect new sales activity to be highest in the first and fourth quarters for markets in operation for one year or longer, and customer turnover, or churn, to be highest in the third quarter and lowest in the first quarter. In newly launched markets, we expect to initially experience a greater degree of customer turnover due to the number of customers new to Cricket service, but generally expect that churn will gradually improve as the average tenure of customers in such markets increases. Sales activity and churn, however, can be strongly affected by other factors, including promotional activity, economic conditions and competitive actions, any of which may have the ability to reduce or outweigh certain seasonal effects or the relative amount of time a market has been in operation. From time to time, we offer programs to help promote customer activity for our wireless services. For example, since the second quarter of 2008 we have increased our use of a program which allows existing customers to activate an additional line of voice service on a previously activated Cricket handset not currently in service. Customers accepting this offer receive a free month of service on the additional line of service after paying an activation fee. We believe that this kind of program and other promotions provide important long-term benefits to us by extending the period of time over which customers use our wireless services.

The telecommunications industry is very competitive. In general, we compete with national facilities-based wireless providers and their prepaid affiliates or brands, local and regional carriers, non-facilities-based MVNOs, voice-over-internet-protocol service providers, traditional landline service providers and cable companies. The competitive pressures of the wireless telecommunications industry have continued to increase and have caused a number of our competitors to offer competitively-priced unlimited prepaid and postpaid service offerings. These service offerings have presented additional strong competition in markets in which our offerings overlap. Our ability to remain competitive will depend, in part, on our ability to anticipate and respond to various competitive factors and to keep our costs low. In the third quarter of 2009, we revised a number of our Cricket Wireless service plans to provide additional features previously only available in our higher-priced plans. These changes, which were made in response to the competitive and economic environment, have resulted in lower average monthly revenue per customer. In addition, a number of our competitors have introduced "all-inclusive" rate plans which are priced to include applicable regulatory fees and taxes. In the event that we were to transition the pricing of our rate plans to generally include regulatory fees and taxes, this change could further impact our revenues. In addition, rising unemployment levels have recently impacted our customer base, including, in particular, the lower-income segment of our customer base, decreasing their discretionary income.

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. From time to time, we may also generate additional liquidity through capital markets transactions. See "Liquidity and Capital Resources" below.

Among the most significant factors affecting our financial condition and performance in prior periods have been our market expansions and growth in customers, the impacts of which have been reflected in our revenues and operating expenses. Since 2005, we and our consolidated joint ventures have expanded existing market footprints and launched additional markets, increasing the number of potential customers covered by our networks from approximately 27.7 million covered POPs as of December 31, 2005 to approximately 94.2 million covered POPs as of December 31, 2009. This network expansion, together with organic customer growth in our existing markets, has resulted in substantial additions of new customers, as our total end-of-period customers increased from 1.67 million customers as of December 31, 2005 to 4.95 million customers as of December 31, 2009. As our business has expanded, our total revenues have continued to increase, rising from $957.8 million for fiscal 2005 to $2.38 billion for fiscal 2009, and our operating expenses have similarly increased from $901.4 million for fiscal 2005 to $2.35 billion for fiscal 2009. During this period, we also incurred substantial additional indebtedness to finance the costs of our business expansion and acquisitions of additional wireless licenses. As a result, our interest expense has increased from $30.1 million for fiscal 2005 to $210.4 million for fiscal 2009. Primarily as a result of the factors described above, our net income of $30.7 million for fiscal 2005 decreased to a net loss of $25.5 million for fiscal 2006, further decreasing to a net loss of $238.0 million for the year ended December 31, 2009.

The evolving competitive landscape has negatively impacted our financial and operating results, and we expect that it may result in more competitive pricing, slower growth, higher costs and increased customer turnover, as well as the possibility of requiring us to further modify our service plans, increase our handset subsidies or increase our dealer compensation in response to competition. Any of these results or actions could have a material adverse effect on our business, financial condition and operating results. We believe that our cost structure provides us with a significant advantage in responding to changing competitive and economic conditions and enables us to revise our product and service offerings to attract and retain customers. Evolving competition or continuing unfavorable unemployment levels, however, could continue to adversely impact average monthly revenue per customer, increase churn and decrease OIBDA and free cash flow.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These principles require us to make estimates and judgments that affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities and our reported amounts of revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition and the valuation of deferred tax assets, long-lived assets and indefinite-lived intangible assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

We believe that the following critical accounting policies and estimates involve a higher degree of judgment or complexity than others used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the operating results and financial position of Leap and its wholly owned subsidiaries as well as the operating results and financial position of LCW Wireless and Denali and their wholly owned subsidiaries. We consolidate our non-controlling interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and we will absorb a majority of their expected losses. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenues

Cricket's business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. In general, our customers are required to pay for their service in advance, while customers who first activated their service prior to May 2006 pay in arrears. Because we do not require customers to sign fixed-term contracts or pass a credit check, our services are available to a broader customer base than many other wireless providers and, as a result, some of our customers may be more likely to have service terminated due to an inability to pay. Consequently, we have concluded that collectibility of our revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

When we activate service for a new customer, we frequently sell that customer a handset and the first month of service in a bundled transaction. Under the authoritative guidance for revenue arrangements with multiple deliverables, the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under the guidance, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying the guidance to these transactions results in us recognizing the total consideration received, less one month of wireless service revenue (at the customer's stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that we sell directly to our customers at Cricket-owned stores, we also sell handsets to third-party dealers, including mass-merchant retailers.

These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives a free period of service in a bundled transaction (similar to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as deferred equipment revenue and the related costs of the handsets are recorded as deferred charges upon shipment by us. The deferred charges are recognized as equipment costs when the related equipment revenue is recognized, which occurs when service is activated by the customer.

Through a third-party provider, our customers may elect to participate in an extended handset warranty/ insurance program. We recognize revenue on replacement handsets sold to our customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to our third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage, and customer returns of handsets and accessories have historically been insignificant.

Amounts billed by us in advance of customers' wireless service periods are not reflected in accounts receivable or deferred revenue since collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets sold to third-party dealers.

Universal Service Fund, E-911 and other fees are assessed by various governmental authorities in connection with the services that we provide to our customers. We report these fees, as well as sales, use and excise taxes that are assessed and collected, net of amounts remitted, in the consolidated statements of operations.

Fair Value of Financial Instruments

We have adopted the authoritative guidance for fair value measurements, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The guidance defines fair value as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, assets and liabilities that are rarely traded or not quoted have less pricing observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. We have categorized our assets and liabilities measured at fair value into a three-level hierarchy in accordance with the guidance for fair value measurements.

Our adoption of the guidance for fair value measurements for our financial assets and liabilities, effective January 1, 2008, did not have a material impact on our consolidated financial statements. Effective January 1, 2009, we adopted the guidance for fair value measurements for our non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis. The adoption of the guidance for our non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis did not have a material impact on our financial condition and results of operations.

Depreciation and Amortization

Depreciation of property and equipment is applied using the straight-line method over the estimated useful lives of our assets once the assets are placed in service. The following table summarizes the depreciable lives (in years):

	Depreciable Life
Network equipment:	
Switches	10
Switch power equipment	15
Cell site equipment and site improvements	7
Towers	15
Antennae	5
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

Wireless Licenses

We, LCW Wireless and Denali operate broadband PCS and AWS networks under PCS and AWS wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term (ten years in the case of PCS licenses and fifteen years in the case of AWS licenses), wireless licenses are considered to be indefinite-lived intangible assets because we expect our subsidiaries and consolidated joint ventures to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for either no or a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful life of our or our consolidated joint ventures' PCS and AWS licenses. On a quarterly basis, we evaluate the remaining useful life of our indefinite-lived wireless licenses to determine whether events and circumstances, such as legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, we test the wireless license for impairment in accordance with the authoritative guidance for the impairment or disposal of long-lived assets, and the wireless license would then be amortized prospectively over its estimated remaining useful life. In addition, and as more fully described below, on a quarterly basis, we evaluate the triggering event criteria outlined in the guidance for the impairment or disposal of long-lived assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. In addition to these quarterly evaluations, we also test our wireless licenses for impairment in accordance with the authoritative guidance for goodwill and other intangible assets on an annual basis. Wireless licenses to be disposed of by sale are carried at the lower of their carrying value or fair value less costs to sell.

Portions of the AWS spectrum that we and Denali License Sub were awarded in Auction #66 were subject to use by U.S. government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. In connection with our launch of new markets over the past two years, we and Denali worked with several incumbent government and commercial licensees to clear AWS spectrum. Our and Denali's spectrum clearing costs have been capitalized to wireless licenses as incurred.

Goodwill and Other Intangible Assets

Goodwill primarily represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Certain of our other intangible assets were also recorded upon adoption of fresh-start reporting and now consist of trademarks which are being amortized on a straight-line basis over their estimated useful lives of fourteen years. Customer relationships acquired in connection with our acquisition of Hargray Wireless, LLC, or Hargray Wireless, in 2008 are amortized on an accelerated basis over a useful life of up to four years.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate an impairment condition may exist. In addition, and as more fully described below, on a quarterly basis, we evaluate the triggering event criteria outlined in the authoritative guidance for goodwill and other intangible assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted each year during the three months ended September 30.

Wireless Licenses

Our wireless licenses in our operating markets are combined into a single unit of account for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. Our non-operating licenses are tested for impairment on an individual basis because these licenses are not functioning as part of a group with licenses in our operating markets. As of December 31, 2009, the carrying values of our operating and non-operating wireless licenses were $1,890.9 million and $31.1 million, respectively. An impairment loss is recognized on our operating wireless licenses when the aggregate fair value of the wireless licenses is less than their aggregate carrying value and is measured as the amount by which the licenses' aggregate carrying value exceeds their aggregate fair value. An impairment loss is recognized on our non-operating wireless licenses when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license's carrying value exceeds its fair value. Any required impairment loss is recorded as a reduction in the carrying value of the relevant wireless license and charged to results of operations. As a result of the annual impairment test of wireless licenses, we recorded impairment charges of $0.6 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. No impairment charges were recorded for our operating wireless licenses as the aggregate fair value of these licenses exceeded the aggregate carrying value.

The valuation method we use to determine the fair value of our wireless licenses is the market approach. Under this method, we determine fair value by comparing our wireless licenses to sales prices of other wireless licenses of similar size and type that have been recently sold through government auctions and private transactions. As part of this market-level analysis, the fair value of each wireless license is evaluated and adjusted for developments or changes in legal, regulatory and technical matters, and for demographic and economic factors, such as population size, composition, growth rate and density, household and disposable income, and composition and concentration of the market's workforce in industry sectors identified as wireless-centric (e.g., real estate, transportation, professional services, agribusiness, finance and insurance). The market approach is an appropriate method to measure the fair value of our wireless licenses since this method values the licenses based on the sales price that would be received for the licenses in an orderly transaction between market participants (i.e., an exit price).

As more fully described above, the most significant assumption used to determine the fair value of our wireless licenses is comparable sales transactions. Other assumptions used in determining fair value include developments or changes in legal, regulatory and technical matters as well as demographic and economic factors. Changes in comparable sales prices would generally result in a corresponding change in fair value. For example, a ten percent decline in comparable sales prices would generally result in a ten percent decline in fair value. However, a decline in comparable sales would likely require further adjustment to fair value to capture more recent macro-economic changes and changes in the demographic and economic characteristics unique to our wireless licenses, such as population size, composition, growth rate and density, household and disposable income, and the extent of the wireless-centric workforce in the markets covered by our wireless licenses. Spectrum auctions and comparable sales transactions in recent periods have resulted in modest increases to the aggregate fair value of our wireless licenses as increases in fair value in larger markets were slightly offset by decreases in fair value in markets with lower population densities. In addition, favorable developments in technical matters such as spectrum clearing and handset availability have positively impacted the fair value of a significant portion of our wireless licenses. Partially offsetting these increases in value were demographic and economic-related adjustments that were required to capture current economic developments. These demographic and economic factors resulted in a decline in fair value for certain of our wireless licenses.

As a result of the valuation analysis discussed above, the fair value of our wireless licenses determined in our 2009 annual impairment test increased by approximately 5% from our annual impairment test performed in September 2008 (as adjusted to reflect the effects of our acquisitions and dispositions of wireless licenses during the period). As of our 2009 annual impairment test, the fair value of our wireless licenses significantly exceeded their carrying value. The aggregate fair value of our individual wireless licenses was $2,425.1 million, which when compared to their respective aggregate carrying value of $1,919.3 million, yielded significant excess fair value.

As of our 2009 annual impairment test, the aggregate fair value and carrying value of our individual operating wireless licenses was $2,388.5 million and $1,889.3 million, respectively. If the fair value of our operating wireless licenses had declined by 10% in such impairment test, we would not have recognized any impairment loss. As of our 2009 annual impairment test, the aggregate fair value and carrying value of our individual non-operating wireless licenses was $36.6 million and $30.0 million, respectively. If the fair value of our non-operating wireless licenses had declined by 10% in such impairment test, we would have recognized an impairment loss of approximately $1.7 million.

As of December 31, 2009, we evaluated whether any triggering events or changes in circumstances occurred subsequent to our 2009 annual impairment test of our wireless licenses that indicated that an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse change in legal factors or in our business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of an asset group. Based upon this evaluation, we concluded that there had not been any triggering events or changes in circumstances that indicated that an impairment condition existed as of December 31, 2009.

Goodwill

We assess our goodwill for impairment annually at the reporting unit level by applying a fair value test. This fair value test involves a two-step process. The first step is to compare the book value of our net assets to our fair value. If the fair value is determined to be less than book value, a second step is performed to measure the amount of the impairment, if any.

In connection with the annual test in 2009, significant judgments were required in order to estimate our fair value. We based our determination of fair value primarily upon our average market capitalization for the month of August, plus a control premium. Average market capitalization is calculated based upon the average number of shares of Leap common stock outstanding during such month and the average closing price of Leap common stock during such month. We considered the month of August to be an appropriate period over which to measure average market capitalization in 2009 because trading prices during that period reflected market reaction to our most recently announced financial and operating results, announced early in the month of August.

In conducting the annual impairment test during the third quarter of 2009, we applied a control premium of 30% to our average market capitalization. We believe that consideration of a control premium is customary in determining fair value, and is contemplated by the applicable accounting guidance. We believe that our consideration of a control premium was appropriate because we believe that our market capitalization does not fully capture the fair value of our business as a whole or the additional amount an assumed purchaser would pay to obtain a controlling interest in our company. We determined the amount of the control premium as part of our third quarter 2009 testing based upon our relevant transactional experience, a review of recent comparable telecommunications transactions and an assessment of market, economic and other factors. Depending on the circumstances, the actual amount of any control premium realized in any transaction involving our company could be higher or lower than the control premium we applied. Based upon our annual impairment test conducted during the third quarter of 2009, we determined that no impairment existed.

The carrying value of our goodwill was $430.1 million as of December 31, 2009. As of December 31, 2009, we evaluated whether any triggering events or changes in circumstances had occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. This evaluation required significant judgment, including consideration of whether there had been any significant adverse changes in legal factors or in our business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit. Based upon this evaluation, we concluded that there had not been any triggering events or changes in circumstances that indicated an impairment condition existed as of December 31, 2009.

Since management's evaluation of the criteria more fully described above, the competition in markets in which we operate has continued to intensify. If this competition or other factors were to cause significant changes in our actual or projected financial or operating performance, this could constitute a triggering event which would require us to perform an interim goodwill impairment test prior to our next annual impairment test, possibly as soon as the first quarter of 2010. If the first step of the interim impairment test were to indicate that a potential impairment existed, we would be required to perform the second step of the goodwill impairment test, which would require us to determine the fair value of our net assets and could require us to recognize a material non-cash impairment charge that could reduce all or a portion of the carrying value of our goodwill of $430.1 million.

Share-Based Compensation

We account for share-based awards exchanged for employee services in accordance with the authoritative guidance for share-based payments. Under the guidance, share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee's requisite service period. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award. No share-based compensation was capitalized as part of inventory or fixed assets prior to or during 2009.

The determination of the fair value of stock options using an option valuation model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. The volatility assumption is based on a combination of the historical volatility of our common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with our historical volatility because of the lack of sufficient relevant history for our common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates during the period appropriate for the expected term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

As share-based compensation expense under the guidance for share-based payments is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2009, total unrecognized compensation cost related to unvested stock options was $45.0 million, which is expected to be recognized over a weighted-average period of 2.4 years. At December 31, 2009, total unrecognized compensation cost related to unvested restricted stock awards was $42.5 million, which is expected to be recognized over a weighted-average period of 2.4 years.

Income Taxes

We calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss, or NOL, carryforwards, capital loss carryforwards and income tax credits.

We must then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. We have substantial federal and state NOLs for income tax purposes. Under the Internal Revenue Code, subject to certain requirements, we may "carry forward" our federal NOLs for up to a 20-year period to offset future taxable income and reduce our income tax liability. For state income tax purposes, the NOL carryforward period ranges from five to 20 years. Included in our deferred tax assets as of December 31, 2009 were federal NOL carryforwards of approximately $1.5 billion (which begin to expire in 2022) and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010). While these NOL carryforwards have a potential value of approximately $570 million in tax savings, there is no assurance we will be able to realize such tax savings.

If we were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code and similar state provisions, at a time when our market capitalization was below a certain level, our ability to utilize these NOLs to offset future taxable income could be significantly limited. In general terms, a change in ownership can occur whenever there is a shift in the ownership of a company by more than 50 percentage points by one or more "5% stockholders" within a three-year period.

The determination of whether an ownership change has occurred is complex and requires significant judgment. If an ownership change for purposes of Section 382 were to occur, it could significantly limit the amount of NOL carryforwards that we could utilize on an annual basis, thus accelerating cash tax payments we would have to make and possibly causing these NOLs to expire before we could fully utilize them. As a result, any restriction on our ability to utilize these NOL carryforwards could have a material impact on our future cash flows.

None of our NOL carryforwards are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Any carryforwards that expire prior to utilization as a result of a Section 382 limitation will be removed from deferred tax assets with a corresponding reduction to valuation allowance. Since we currently maintain a full valuation allowance against our federal and state NOL carryforwards, it is not expected that any possible limitation would have a current impact on our net income.

To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2009, we weighed the positive and negative factors with respect to this determination and, at this time, do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized, except with respect to the realization of a $2.0 million Texas Margins Tax, or TMT, credit. We will continue to closely monitor the positive and negative factors to assess whether we are required to continue to maintain a valuation allowance. At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced or released in its entirety, with the corresponding benefit reflected in our tax provision. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period when these assets are either sold or impaired for book purposes.

In accordance with the authoritative guidance for business combinations, which became effective for us on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

Our unrecognized income tax benefits and uncertain tax positions have not been material in any period. Interest and penalties related to uncertain tax positions are recognized by us as a component of income tax expense; however, such amounts have not been material in any period. All of our tax years from 1998 to 2009 remain open to examination by federal and state taxing authorities. In July 2009, the federal examination of our 2005 tax year, which was limited in scope, was concluded and the results did not have a material impact on our consolidated financial statements.

Subscriber Recognition and Disconnect Policies

We recognize a new customer as a gross addition in the month that he or she activates a Cricket service. We recognize a gross customer addition for each Cricket Wireless, Cricket Broadband and Cricket PAYGo line of service activated. The customer must pay his or her service amount by the payment due date or his or her service will be suspended. Cricket Wireless customers, however, may elect to purchase our BridgePay service, which would entitle them to an additional seven days of service. When service is suspended, the customer is generally not able to make or receive calls or access the internet via our Cricket Broadband service, as applicable. Any call attempted by a suspended Cricket Wireless customer is routed directly to our customer service center in order to arrange payment. In order to re-establish Cricket Wireless or Cricket Broadband service, a customer must make all past-due payments and pay a reactivation charge. For our Cricket Wireless and Cricket Broadband services, if a new customer does not pay all amounts due on his or her first bill within 30 days of the due date, the account is disconnected and deducted from gross customer additions during the month in which the customer's service was discontinued. If a Cricket Wireless or Cricket Broadband customer has made payment on his or her first bill and in a subsequent month does not pay all amounts due within 30 days of the due date, the account is disconnected and counted as churn. For Cricket Wireless customers who have elected to use BridgePay to receive an additional seven days of service, those customers must still pay all amounts otherwise due on their Cricket Wireless account within 30 days of the original due date or their account will also be disconnected and counted as churn. Pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends. Customers of our Cricket PAYGo service are generally disconnected from service and counted as churn if they have not replenished or "topped up" their account within 60 days after the end of their current term of service.

Customer turnover, frequently referred to as churn, is an important business metric in the telecommunications industry because it can have significant financial effects. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broad customer base and, as a result, some of our customers may be more likely to have their service terminated due to an inability to pay.

Results of Operations

Operating Items

The following tables summarize operating data for our consolidated operations (in thousands, except percentages).

	Year Ended December 31, 2009	% of 2009 Service Revenues	Year Ended December 31, 2008	% of 2008 Service Revenues	Change from Prior Year	
					Dollars	Percent
Revenues:						
Service revenues	$2,143,829		$1,709,101		$434,728	25.4%
Equipment revenues	239,333		249,761		(10,428)	(4.2)%
Total revenues	2,383,162		1,958,862		424,300	21.7%
Operating expenses:						
Cost of service (exclusive of items shown separately below)	609,006	28.4%	488,298	28.6%	120,708	24.7%
Cost of equipment	561,262	26.2%	465,422	27.2%	95,840	20.6%
Selling and marketing	411,564	19.2%	294,917	17.3%	116,647	39.6%
General and administrative	358,452	16.7%	331,691	19.4%	26,761	8.1%
Depreciation and amortization	410,697	19.2%	331,448	19.4%	79,249	23.9%
Impairment of assets	639	0.0%	177	0.0%	462	261.0%
Total operating expenses	2,351,620	109.7%	1,911,953	111.9%	439,667	23.0%
Loss on sale or disposal of assets	(418)	0.0%	(209)	0.0%	(209)	(100.0)%
Operating income	$ 31,124	1.5%	$ 46,700	2.7%	$(15,576)	(33.4)%

	Year Ended December 31, 2008	% of 2008 Service Revenues	Year Ended December 31, 2007	% of 2007 Service Revenues	Change from Prior Year	
					Dollars	Percent
Revenues:						
Service revenues	$1,709,101		$1,395,667		$313,434	22.5%
Equipment revenues	249,761		235,136		14,625	6.2%
Total revenues	1,958,862		1,630,803		328,059	20.1%
Operating expenses:						
Cost of service (exclusive of items shown separately below)	488,298	28.6%	384,128	27.5%	104,170	27.1%
Cost of equipment	465,422	27.2%	405,997	29.1%	59,425	14.6%
Selling and marketing	294,917	17.3%	206,213	14.8%	88,704	43.0%
General and administrative	331,691	19.4%	271,536	19.5%	60,155	22.2%
Depreciation and amortization	331,448	19.4%	302,201	21.7%	29,247	9.7%
Impairment of assets	177	0.0%	1,368	0.1%	(1,191)	(87.1)%
Total operating expenses	1,911,953	111.9%	1,571,443	112.6%	340,510	21.7%
Gain (loss) on sale or disposal of assets	(209)	0.0%	902	0.1%	(1,111)	(123.2)%
Operating income	$ 46,700	2.7%	$ 60,262	4.3%	$(13,562)	(22.5)%

The following table summarizes customer activity:

	Year Ended December 31,		
	2009	2008	2007
Gross customer additions	3,500,113	2,487,579	1,974,504
Net customer additions(1)	1,109,445	942,304	633,693
Weighted-average number of customers	4,440,822	3,272,347	2,589,312
Total customers, end of period	4,954,105	3,844,660	2,863,519

(1) Net customer additions for the year ended December 31, 2008 exclude changes in customers that occurred during the nine months ended September 30, 2008 in the Hargray Wireless markets in South Carolina and Georgia that we acquired in April 2008. We completed the upgrade of the Hargray Wireless networks and introduced Cricket service in these markets in October 2008. Commencing with the fourth quarter of 2008, our net customer additions include customers in the former Hargray Wireless markets.

Service Revenues

Service revenues increased $434.7 million, or 25.4%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. This increase resulted primarily from a 35.7% increase in average total customers due primarily to new market launches during 2009 and customer acceptance of our Cricket Broadband service. This increase was partially offset by a 7.6% decline in average monthly revenues per customer. The decline in average monthly revenues per customer reflected increased customer acceptance of our lower-priced Cricket Wireless service plans and increased customer acceptance of our Cricket Broadband service, which is generally priced lower than our most popular Cricket Wireless service plans. Average monthly revenues per customer for the year ended December 31, 2009 were also impacted by increased customer deactivations and reactivations due to the impact of rising unemployment on discretionary spending and increased competitive activity.

Service revenues increased $313.4 million, or 22.5%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. This increase resulted primarily from a 26.4% increase in average total customers due to new market launches, existing market customer growth and customer acceptance of our Cricket Broadband service. This increase was partially offset by a 3.1% decline in average monthly revenues per customer. The decline in average monthly revenues per customer reflected customer acceptance of our lower-priced rate plans, decreased customer acceptance of optional add-on services and the successful expansion of our Cricket Broadband service, which was offered at a lower monthly rate than our premium Cricket Wireless service plans.

Equipment Revenues

Equipment revenues decreased $10.4 million, or 4.2%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. A 41% increase in handset and broadband data card sales volume was more than offset by a reduction in the average revenue per device sold. The reduction in the average revenue per device sold was primarily due to the increased promotions offered to our customers, the expansion of our low-cost handset offerings and the expansion of our Cricket PAYGo product offerings.

Equipment revenues increased $14.6 million, or 6.2%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. A 22% increase in handset sales volume was partially offset by a reduction in the average revenue per handset sold. The reduction in the average revenue per handset sold was primarily due to the expansion of our low-cost handset offerings.

Cost of Service

Cost of service increased $120.7 million, or 24.7%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. The most significant factor contributing to the increase in cost of service was the increase in our fixed costs due to the launch of our largest markets during 2009 and the resultant increase in the size of our network footprint and supporting infrastructure. The number of potential customers covered by our networks increased from approximately 67.2 million covered POPs as of December 31, 2008 to approximately 94.2 million covered POPs as of December 31, 2009. As a percentage of service revenues, cost of service decreased to 28.4% from 28.6% in the prior year period, primarily resulting from the increase in service revenues and the consequent benefits of scale.

Cost of service increased $104.2 million, or 27.1%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. The most significant factor contributing to the increase in cost of service was the size of our network footprint and supporting infrastructure. The number of potential customers covered by our networks increased from approximately 53.2 million covered POPs as of December 31, 2007 to approximately 67.2 million covered POPs as of December 31, 2008. As a percentage of service revenues, cost of service increased to 28.6% from 27.5% in the prior year period. Network operating costs increased by 2.3% as a percentage of service revenues primarily due to costs associated with new market launches and EvDO-related network costs which were incurred in large part to support the deployment of our Cricket Broadband service and other value-added data services. The increase in network operating costs during 2008 was partially offset by a 1.3% decrease in variable product costs as a percentage of service revenues due to an improved product cost structure and a decrease in customer acceptance of certain optional add-on services that yield lower margins. In addition, during the year ended December 31, 2007, we negotiated amendments to agreements that reduced our liability for the removal of equipment on certain cell sites at the end of the lease term, which resulted in a net gain of $6.1 million and lower network operating costs during that period.

Cost of Equipment

Cost of equipment increased $95.8 million, or 20.6%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. A 41% increase in handset and broadband data card sales volume was partially offset by a reduction in the average cost per device sold, primarily due to the expansion of our low-cost handset offerings and the expansion of our Cricket PAYGo product offerings.

Cost of equipment increased $59.4 million, or 14.6%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. A 22% increase in handset sales volume and an increase in handset replacement-related costs were partially offset by a reduction in the average cost per handset sold, primarily due to the expansion of our low-cost handset offerings.

Selling and Marketing Expenses

Selling and marketing expenses increased $116.6 million, or 39.6%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 19.2% from 17.3% in the prior year period. This percentage increase was largely attributable to a 1.1% increase in media and advertising costs as a percentage of service revenues and a 0.8% increase in store and staffing costs as a percentage of service revenues primarily reflecting costs associated with the launch of our largest markets during 2009 and the costs associated with the expansion of our Cricket Broadband and Cricket PAYGo service offerings.

Selling and marketing expenses increased $88.7 million, or 43.0%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 17.3% from 14.8% in the prior year period. This percentage increase was largely attributable to a 1.3% increase in media and advertising costs as a percentage of service revenues reflecting a greater number of new market launches during 2008 and the advertising costs associated with those launches. In addition, there was a 1.2% increase in store and staffing costs as a percentage of service revenues due to the launch of new markets and incremental distribution costs to support our footprint expansion in select existing markets.

General and Administrative Expenses

General and administrative expenses increased $26.8 million, or 8.1%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 16.7% from 19.4% in the prior year period primarily due to the increase in service revenues and consequent benefits of scale.

General and administrative expenses increased $60.2 million, or 22.2%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 19.4% from 19.5% in the prior year period due to the increase in service revenues and consequent benefits of scale.

Depreciation and Amortization

Depreciation and amortization expense increased $79.2 million, or 23.9%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. The increase in depreciation and amortization expense was due primarily to an increase in property and equipment, net from approximately $1,842.7 million as of December 31, 2008 to approximately $2,121.1 million as of December 31, 2009, in connection with the build-out and launch of our new markets and the improvement and expansion of our networks in existing markets. As a percentage of service revenues, depreciation and amortization decreased to 19.2% from 19.4% in the prior year period.

Depreciation and amortization expense increased $29.2 million, or 9.7%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. The increase in depreciation and amortization expense was due primarily to an increase in property, plant and equipment, net, from approximately $1,316.7 million as of December 31, 2007 to approximately $1,842.7 million as of December 31, 2008, in connection with the build-out and launch of our new markets and the improvement and expansion of our networks in existing markets. As a percentage of service revenues, depreciation and amortization decreased to 19.4% from 21.7% in the prior year period.

Impairment of Assets

As more fully described above, as a result of our annual impairment tests of our wireless licenses, we recorded impairment charges of $0.6 million and $0.2 million during the years ended December 31, 2009 and 2008, respectively, to reduce the carrying values of certain non-operating wireless licenses to their fair values.

Gain (Loss) on Sale or Disposal of Assets

As more fully described below and in Note 11 to our consolidated financial statements in "Part II — Item 8. Financial Statements and Supplementary Data" included in this report, we completed the exchange of certain wireless spectrum with MetroPCS Communications, Inc., or MetroPCS, in March 2009. We recognized a non-monetary net gain of approximately $4.4 million upon the closing of the transaction. This net gain was more than offset by approximately $4.7 million in losses we recognized upon the disposal of certain of our property and equipment during the year ended December 31, 2009.

During the year ended December 31, 2008, we incurred approximately $1.5 million in losses on the sale or disposal of property, plant and equipment, including the write-off of equipment with a net book value of $0.3 million as a result of damage from Hurricane Ike. These losses were partially offset by a $1.3 million gain recognized upon our exchange of certain disaggregated spectrum with Sprint Nextel. During the year ended December 31, 2007, we completed the sale of three non-operating wireless licenses for an aggregate purchase price of $9.5 million, resulting in a net gain of $1.3 million.

Non-Operating Items

The following tables summarize non-operating data for the Company's consolidated operations (in thousands).

	Year Ended December 31,		
	2009	2008	Change
Equity in net income (loss) of investee	3,946	(298)	4,244
Interest income	3,806	14,571	(10,765)
Interest expense	(210,389)	(158,259)	(52,130)
Other income (expense), net	469	(7,125)	7,594
Loss on extinguishment of debt	(26,310)	—	(26,310)
Income tax expense	(40,609)	(38,970)	(1,639)

	Year Ended December 31,		
	2008	2007	Change
Equity in net loss of investee	(298)	(2,309)	2,011
Interest income	14,571	28,939	(14,368)
Interest expense	(158,259)	(121,231)	(37,028)
Other expense, net	(7,125)	(6,182)	(943)
Income tax expense	(38,970)	(35,924)	(3,046)

Equity in Net Income (Loss) of Investee

Equity in net income (loss) of investee reflects our share of net income (losses) in a regional wireless service provider in which we hold an investment.

Interest Income

Interest income decreased $10.8 million during the year ended December 31, 2009 compared to the corresponding period of the prior year. This decrease was primarily attributable to a decline in short-term interest rates from the corresponding period of the prior year.

Interest income decreased $14.4 million during the year ended December 31, 2008 compared to the corresponding period of the prior year. This decrease was primarily attributable to a change in our investment policy (and a resulting change in the mix of our investment portfolio), and a decline in interest rates from the corresponding period of the prior year. During 2008, the majority of our portfolio consisted of lower-yielding Treasury bills whereas a large percentage of our portfolio previously consisted of higher-yielding corporate securities.

Interest Expense

Interest expense increased $52.1 million during the year ended December 31, 2009 compared to the corresponding period of the prior year. The increase in interest expense resulted primarily from our issuance of $300 million of unsecured senior notes and $250 million of convertible senior notes in June 2008 and our issuance of $1,100 million of senior notes in June 2009. We capitalized $20.8 million of interest during the year ended December 31, 2009 compared to $52.7 million of capitalized interest during the corresponding period of the prior year. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the wireless licenses and property and equipment involved in those markets and the duration of the build-out. We expect future capitalized interest to be less significant given the completion of our launches of our largest markets during 2009. See "— Liquidity and Capital Resources" below.

Interest expense increased $37.0 million during the year ended December 31, 2008 compared to the corresponding period of the prior year. The increase in interest expense resulted primarily from our issuance of $300 million of senior notes and $250 million of convertible senior notes in June 2008 and the increases in the interest rate applicable to our $895.5 million term loan under the amendments to our Credit Agreement in November 2007 and June 2008. We capitalized $52.7 million of interest during the year ended December 31, 2008 compared to $45.6 million during the corresponding period of the prior year.

Other Income (Expense), Net

During the year ended December 31, 2009, we recognized $0.7 million of gains on the sale of certain of our investments in asset-backed commercial paper.

During the year ended December 31, 2008, we recognized $7.6 million of net other-than-temporary impairment charges on our investments in asset-backed commercial paper.

Loss on Extinguishment of Debt

In connection with our issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, as more fully described below, we repaid all principal amounts outstanding under our Credit Agreement, which amounted to approximately $875.3 million, together with accrued interest and related expenses, paid a prepayment premium of $17.5 million and paid $8.5 million in connection with the unwinding of associated interest rate swap agreements. In connection with such repayment, we terminated the Credit Agreement and the $200 million revolving credit facility thereunder. As a result of the termination of the Credit Agreement, we recognized a $26.3 million loss on extinguishment of debt during the year ended December 31, 2009, which was comprised of the $17.5 million prepayment premium, $7.5 million of unamortized debt issuance costs and $1.3 million of unamortized accumulated other comprehensive loss associated with our interest rate swaps.

Income Tax Expense

During the year ended December 31, 2009, we recorded income tax expense of $40.6 million compared to income tax expense of $39.0 million for the year ended December 31, 2008. The increase in income tax expense during the year ended December 31, 2009 was attributable to several factors, including a decrease in income tax expense associated with our investment in LCW Wireless and a decrease in our effective state income tax rate as a result of the enactment of the California Budget Act of 2008, which was signed into law on February 20, 2009, which was more than offset by an increase to our tax expense resulting from the termination of our interest rate swaps. The new California law permits taxpayers to elect an alternative method to attribute taxable income to California for tax years beginning on or after January 1, 2011. This decrease in our effective state income tax rate resulted in a decrease in our net deferred tax liability and a corresponding decrease in our income tax expense.

We recorded a $1.8 million income tax benefit, $1.0 million income tax expense and a $4.7 million income tax benefit during the years ended December 31, 2009, 2008 and 2007, respectively, related to changes in our effective state income tax rate. For the year ended December 31, 2009, our effective state income tax rate decreased which was primarily attributable to state tax law changes. This decrease resulted in a decrease to our net deferred tax liability as of December 31, 2009 and a corresponding decrease in our income tax expense. An increase in our effective state income tax rate during the year ended December 31, 2008 resulted in an increase to our net deferred tax liability and a corresponding increase in our income tax expense. The increase in our effective state income tax rate at December 31, 2008 was primarily attributable to subsidiary entity restructuring. A decrease in our effective state income tax rate at December 31, 2007 caused a decrease in our net deferred tax liability and a corresponding decrease in our income tax expense. These decreases were primarily attributable to expansion of our operating footprint into lower taxing states and state tax planning. We recorded an additional $2.5 million income tax benefit during the year ended December 31, 2007 due to a TMT credit, which was recorded as a deferred tax asset. We estimate that our future TMT liability will be based on our gross revenues in Texas, rather than our apportioned taxable income. Therefore, we believe that it is more likely than not that our TMT credit will be recovered and, accordingly, we have not established a valuation allowance against this asset.

During the years ended December 31, 2009 and 2008, we recorded $2.4 million in income tax expense and a $1.7 million income tax benefit, respectively, to the consolidated statement of operations with a corresponding amount recorded to other comprehensive income in the consolidated balance sheet resulting from interest rate hedges and marketable securities activity within other comprehensive income.

We record deferred tax assets and liabilities arising from differing treatments of items for tax and accounting purposes. Deferred tax assets are also established for the expected future tax benefits to be derived from NOL carryforwards, capital loss carryforwards and income tax credits. We then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment requires significant judgment. Included in our deferred tax assets as of December 31, 2009 were federal NOL carryforwards of approximately $1.5 billion (which will begin to expire in 2022) and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010), which could be used to offset future ordinary taxable income and reduce the amount of cash required to settle future tax liabilities. To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment, we have weighed the positive and negative factors with respect to this determination and, at this time, we do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized, except with respect to the realization of a $2.0 million TMT credit. We will continue to closely monitor the positive and negative factors to assess whether we are required to maintain a valuation allowance. At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced or released in its entirety, with the corresponding benefit reflected in our tax provision. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

Since we have recorded a valuation allowance against the majority of our deferred tax assets, we carry a net deferred tax liability on our balance sheet. During the year ended December 31, 2009, we recorded a $117.8 million increase to our valuation allowance, which primarily consisted of $104.2 million and $8.5 million related to the impact of 2009 federal and state taxable losses, respectively. During the year ended December 31, 2008, we recorded a $129.7 million increase to our valuation allowance, which primarily consisted of $66.7 million and $6.8 million related to the impact of 2008 federal and state taxable losses, respectively, and $43.9 million attributable to a claim filed with the Internal Revenue Service, or IRS, in 2008 for additional tax deductions that were sustained during IRS examination.

In accordance with the authoritative guidance for business combinations, which became effective for the Company on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

Our unrecognized income tax benefits and uncertain tax positions have not been material in any period. Interest and penalties related to uncertain tax positions are recognized by us as a component of income tax expense; however, such amounts have not been material in any period. All of our tax years from 1998 to 2009 remain open to examination by federal and state taxing authorities. In July 2009, the federal examination of our 2005 tax year, which was limited in scope, was concluded and the results did not have a material impact on the consolidated financial statements.

Quarterly Financial Data (Unaudited)

The following tables present summarized data for each interim period for the years ended December 31, 2009 and 2008. The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of our results of operations for the interim periods presented (in thousands, except per share data):

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$586,987	$597,408	$599,468	$599,299
Operating income (loss)	(1,005)	26,265	1,374	4,490
Net loss	(47,360)	(61,183)	(65,407)	(64,013)
Net loss attributable to common stockholders	(50,296)	(62,751)	(64,573)	(61,872)
Basic loss per share attributable to common stockholders	(0.74)	(0.89)	(0.85)	(0.82)
Diluted loss per share attributable to common stockholders	(0.74)	(0.89)	(0.85)	(0.82)

	Three Months Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$468,384	$474,858	$496,697	$518,923
Operating income	26,056	14,450	2,391	3,803
Net loss	(16,896)	(24,646)	(47,270)	(54,569)
Net loss attributable to common stockholders	(18,819)	(26,556)	(49,262)	(55,564)
Basic loss per share attributable to common stockholders	(0.28)	(0.39)	(0.72)	(0.82)
Diluted loss per share attributable to common stockholders	(0.28)	(0.39)	(0.72)	(0.82)

Quarterly Results of Operations Data (Unaudited)

The following table presents our unaudited condensed consolidated quarterly statement of operations data for 2009, which has been derived from our unaudited condensed consolidated financial statements (in thousands):

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues:				
Service revenues	$514,005	$541,585	$541,268	$546,971
Equipment revenues	72,982	55,823	58,200	52,328
Total revenues	586,987	597,408	599,468	599,299
Operating expenses:				
Cost of service (exclusive of items shown separately below)	144,344	154,567	156,707	153,388
Cost of equipment	157,796	127,775	133,502	142,189
Selling and marketing	103,523	96,688	111,702	99,651
General and administrative	96,177	90,938	87,077	84,260
Depreciation and amortization	89,733	99,621	107,876	113,467
Impairment of assets	—	—	639	—
Total operating expenses	591,573	569,589	597,503	592,955
Gain (loss) on sale or disposal of assets	3,581	(1,554)	(591)	(1,854)
Operating income (loss)	(1,005)	26,265	1,374	4,490
Equity in net income of investee	1,479	515	996	956
Interest income	945	642	727	1,492
Interest expense	(41,851)	(49,060)	(59,129)	(60,349)
Other income (expense), net	(63)	(46)	(17)	595
Loss on extinguishment of debt	—	(26,310)	—	—
Loss before income taxes	(40,495)	(47,994)	(56,049)	(52,816)
Income tax expense	(6,865)	(13,189)	(9,358)	(11,197)
Net loss	(47,360)	(61,183)	(65,407)	(64,013)
Accretion of redeemable noncontrolling interests, net of tax	(2,936)	(1,568)	834	2,141
Net loss attributable to common stockholders	$(50,296)	$(62,751)	$(64,573)	$(61,872)

Performance Measures

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures with several customer-focused performance metrics that are widely used in the telecommunications industry. These metrics include average revenue per user per month, or ARPU, which measures service revenue per customer; cost per gross customer addition, or CPGA, which measures the average cost of acquiring a new customer; cash costs per user per month, or CCU, which measures the non-selling cash cost of operating our business on a per customer basis; churn, which measures turnover in our customer base; and adjusted OIBDA, which measures operating performance. CPGA, CCU and adjusted OIBDA are non-GAAP financial measures. A non-GAAP financial measure, within the meaning of Item 10 of Regulation S-K promulgated by the SEC, is a numerical measure of a company's financial performance or cash flows that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, which are included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows; or

(b) includes amounts, or is subject to adjustments that have the effect of including amounts, which are excluded from the most directly comparable measure so calculated and presented. See "Reconciliation of Non-GAAP Financial Measures" below for a reconciliation of CPGA, CCU and adjusted OIBDA to the most directly comparable GAAP financial measures.

ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We do not recognize service revenue until payment has been received and services have been provided to the customer. In addition, customers of our Cricket Wireless and Cricket Broadband service are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Customers of our Cricket PAYGo service are generally disconnected from service if they have not replenished or "topped up" their account within 60 days after the end of their current term of service. Therefore, because our calculation of weighted-average number of customers includes customers who have not paid their last bill and have yet to disconnect service, ARPU may appear lower during periods in which we have significant disconnect activity. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently.

CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers. Other companies may calculate this measure differently.

CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers. Other companies may calculate this measure differently.

Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month in which they are disconnected; as a result, these customers are not included in churn. Customers of our Cricket Wireless and Cricket Broadband service are generally disconnected from service approximately 30 days after failing to pay a monthly bill, and pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends. Customers of our Cricket PAYGo service are generally disconnected from service if they have not replenished or "topped up" their account within 60 days after the end of their current term of service. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers. Other companies may calculate this measure differently.

Adjusted OIBDA is a non-GAAP financial measure defined as operating income (loss) before depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of assets; impairment of assets; and share-based compensation expense (benefit). Generally, for purposes of calculating this measure, corporate-level and regional-level overhead expenses are allocated to our markets based on gross customer additions and weighted average customers by market. Adjusted OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, or as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity.

In a capital-intensive industry such as wireless telecommunications, management believes that adjusted OIBDA, as well as the associated percentage margin calculations, are meaningful measures of our operating performance. We use adjusted OIBDA as a supplemental performance measure because management believes it facilitates comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the items described above for which additional adjustments were made. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Because adjusted OIBDA facilitates internal comparisons of our historical operating performance, management also uses this metric for business planning purposes and to measure our performance relative to that of our competitors. In addition, we believe that adjusted OIBDA and similar measures are widely used by investors, financial analysts and credit rating agencies as measures of our financial performance over time and to compare our financial performance with that of other companies in our industry.

Adjusted OIBDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

- it does not reflect capital expenditures;
- although it does not include depreciation and amortization, the assets being depreciated and amortized will often have to be replaced in the future and adjusted OIBDA does not reflect cash requirements for such replacements;
- it does not reflect costs associated with share-based awards exchanged for employee services;
- it does not reflect the interest expense necessary to service interest or principal payments on current or future indebtedness;
- it does not reflect expenses incurred for the payment of income taxes and other taxes; and
- other companies, including companies in our industry, may calculate this measure differently than we do, limiting its usefulness as comparative measures.

Management understands these limitations and considers adjusted OIBDA as a financial performance measure that supplements but do not replace the information provided to management by our GAAP results.

The following table shows metric information for 2009:

	Three Months Ended				Year Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
ARPU	$ 42.21	$ 40.73	$ 39.60	$ 38.66	$ 40.23
CPGA	$ 195	$ 201	$ 208	$ 181	$ 196
CCU	$ 20.03	$ 18.42	$ 17.73	$ 17.10	$ 18.26
Churn	3.3%	4.4%	5.4%	4.7%	4.5%
Adjusted OIBDA	$96,802	$137,847	$121,487	$129,455	$485,591

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures, as described above, that are widely used in the industry but that are not calculated based on GAAP. Certain of these financial measures are considered "non-GAAP" financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

CPGA — The following table reconciles total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA (in thousands, except gross customer additions and CPGA):

	Three Months Ended				Year Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Selling and marketing expense	$103,523	$ 96,688	$111,702	$ 99,651	$ 411,564
Less share-based compensation expense included in selling and marketing expense	(1,583)	(1,466)	(1,866)	(1,349)	(6,264)
Plus cost of equipment	157,796	127,775	133,502	142,189	561,262
Less equipment revenue	(72,982)	(55,823)	(58,200)	(52,328)	(239,333)
Less net loss on equipment transactions unrelated to initial customer acquisition	(13,448)	(8,392)	(7,708)	(12,521)	(42,069)
Total costs used in the calculation of CPGA	$173,306	$158,782	$177,430	$175,642	$ 685,160
Gross customer additions	889,911	790,933	851,230	968,039	3,500,113
CPGA	$ 195	$ 201	$ 208	$ 181	$ 196

CCU — The following table reconciles total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended				Year Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Cost of service	$ 144,344	$ 154,567	$ 156,707	$ 153,388	$ 609,006
Plus general and administrative expense	96,177	90,938	87,077	84,260	358,452
Less share-based compensation expense included in cost of service and general and administrative expense	(10,072)	(8,941)	(9,141)	(8,295)	(36,449)
Plus net loss on equipment transactions unrelated to initial customer acquisition	13,448	8,392	7,708	12,521	42,069
Total costs used in the calculation of CCU	$ 243,897	$ 244,956	$ 242,351	$ 241,874	$ 973,078
Weighted-average number of customers	4,058,819	4,432,381	4,555,605	4,716,185	4,440,822
CCU	$ 20.03	$ 18.42	$ 17.73	$ 17.10	$ 18.26

Adjusted OIBDA — The following table reconciles adjusted OIBDA to operating income (loss), which we consider to be the most directly comparable GAAP financial measure to adjusted OIBDA (in thousands):

	Three Months Ended				Year Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009
Operating income (loss)	$ (1,005)	$ 26,265	$ 1,374	$ 4,490	$ 31,124
Plus depreciation and amortization	89,733	99,621	107,876	113,467	410,697
OIBDA	$88,728	$125,886	$109,250	$117,957	$441,821
Less (gain) loss on sale or disposal of assets	(3,581)	1,554	591	1,854	418
Plus impairment of indefinite-lived intangible assets	—	—	639	—	639
Plus share-based compensation expense	11,655	10,407	11,007	9,644	42,713
Adjusted OIBDA	$96,802	$137,847	$121,487	$129,455	$485,591

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. We had a total of $564.2 million in unrestricted cash, cash equivalents and short-term investments as of December 31, 2009. We generated $284.3 million of net cash from operating activities during the year ended December 31, 2009, and we expect that cash from operations will continue to be a significant and increasing source of liquidity as our markets mature and our business continues to grow. In addition, we generated $408.8 million of net cash from financing activities during the year ended December 31, 2009, which included proceeds from our issuance of senior secured notes and sale of Leap common stock in June 2009. From time to time, we may generate additional liquidity through future capital markets transactions.

We believe that our existing unrestricted cash, cash equivalents and short-term investments, together with cash generated from operations, provide us with sufficient liquidity to meet the future operating and capital requirements for our current business operations and our current business expansion efforts. These current business expansion efforts, which are described below, include activities to broaden our product portfolio and to enhance our network coverage and capacity.

We determine our future capital and operating requirements and liquidity based, in large part, upon our projected financial and operating performance, and we regularly review and update these projections due to changes in general economic conditions, our current and projected financial and operating results, the competitive landscape and other factors. In evaluating our liquidity and managing our financial resources, we plan to maintain what we consider to be at least a reasonable surplus of unrestricted cash, cash equivalents and short-term investments to be available, if necessary, to address unanticipated variations or changes in working capital, operating and capital requirements, and our financial and operating performance. If cash generated from operations were to be adversely impacted by substantial changes in our projected financial and operating performance (for example, as a result of unexpected effects associated with the current economic downturn, further changes in general economic conditions, higher interest rates, increased competition in our markets, slower-than-anticipated growth or customer acceptance of our products or services, increased churn or other factors), we believe that we could manage our expenditures, including capital expenditures, to the extent we deemed necessary, to match our capital requirements to our available liquidity. Our projections regarding future capital and operating requirements and liquidity are based upon current operating, financial and competitive information and projections regarding our business and its financial performance. There are a number of risks and uncertainties (including the risks to our business described above and others set forth in this report in Part I — Item 1A. under the heading entitled "Risk Factors") that could cause our financial and operating results and capital requirements to differ materially from our projections and that could cause our liquidity to differ materially from the assessment set forth above.

Our current business expansion efforts include activities to broaden our product portfolio and to enhance our network coverage and capacity. We have introduced two new product offerings, Cricket Broadband and Cricket PAYGo, in all of our and our consolidated joint ventures' markets to complement our Cricket Wireless service. In addition, we recently began distributing Cricket Broadband and daily and monthly pay-as-you-go versions of our Cricket PAYGo product through national mass-market retailers. We also continue to enhance our network coverage and capacity in many of our existing markets.

Our business operations and expansion efforts have historically required significant expenditures. Our operating expenses for the years ended December 31, 2009 and 2008 were $2,351.6 million and $1,912.0 million, respectively. In addition, we and our consolidated joint ventures made approximately $699.5 million and $795.7 million in capital expenditures, including related capitalized interest costs, during the years ended December 31, 2009 and 2008, respectively, primarily to support the build-out and launch of new markets, the expansion and improvement of our existing wireless networks and other planned capital projects. Capital expenditures for fiscal year 2010, however, are expected to be significantly less than our capital expenditures in fiscal years 2008 and 2009 and are primarily expected to reflect expenditures required to support the ongoing growth and development of markets in commercial operation. As described above, we believe that our existing unrestricted cash, cash equivalents and short-term investments, together with cash generated from operations, provide us with sufficient liquidity to meet the future operating and capital requirements for our current business operations and our current business expansion efforts.

In addition to our current business expansion efforts, we may pursue other activities to build our business. Future business expansion efforts could include the launch of new product and service offerings, the acquisition of additional spectrum through private transactions or FCC auctions, the build-out and launch of Cricket services in additional markets, entering into partnerships with others, the acquisition of other wireless communications companies or complementary businesses or the deployment of next-generation network technology over the longer term. We do not intend to pursue any of these other business expansion activities at a significant level unless we believe we have sufficient liquidity to support the operating and capital requirements for our current business operations, our current business expansion efforts and any such other activities.

As of December 31, 2009, we had $2,750 million in senior indebtedness outstanding, which comprised $1,100 million of 9.375% unsecured senior notes due 2014, $250 million of 4.5% convertible senior notes due 2014, $300 million of 10.0% unsecured senior notes due 2015 and $1,100 million of 7.75% senior secured notes due 2016, as more fully described below. The indentures governing Cricket's secured and unsecured senior notes contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to take certain actions, including incurring additional indebtedness beyond specified thresholds.

Although our significant outstanding indebtedness results in certain risks to our business that could materially affect our financial condition and performance, we believe that these risks are manageable and that we are taking appropriate actions to monitor and address them. For example, in connection with our financial planning process and capital raising activities, we seek to maintain an appropriate balance between our debt and equity capitalization and we review our business plans and forecasts to monitor our ability to service our debt and to assess our capacity to incur additional debt under the indentures governing Cricket's secured and unsecured senior notes. In addition, as the new markets and product offerings that we have launched continue to develop and our existing markets mature, we expect that increased cash flows will ultimately result in improvements in our consolidated leverage ratio. Our $2,750 million of secured and unsecured senior notes and convertible senior notes all bear interest at a fixed rate; however, we continue to review changes and trends in interest rates to evaluate possible hedging activities we could consider implementing. In light of the actions described above, our expected cash flows from operations, and our ability to manage our capital expenditures and other business expenses as necessary to match our capital requirements to our available liquidity, management believes that it has the ability to effectively manage our levels of indebtedness and address the risks to our business and financial condition related to our indebtedness.

Cash Flows

The following table shows cash flow information for the three years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31,		
	2009	**2008**	**2007**
Net cash provided by operating activities	$ 284,317	$ 350,646	$ 316,181
Net cash used in investing activities	(875,792)	(909,978)	(622,728)
Net cash provided by financing activities	408,766	483,703	367,072

Operating Activities

Net cash provided by operating activities decreased $66.3 million, or 18.9%, for the year ended December 31, 2009 compared to the corresponding period of the prior year. This decrease was primarily attributable to decreased operating income, reflecting increased expenses associated with the launch of our largest markets during 2009 and changes in working capital.

Net cash provided by operating activities increased $34.5 million, or 10.9%, for the year ended December 31, 2008 compared to the corresponding period of the prior year. This increase was primarily attributable to increased operating income, exclusive of non cash items such as depreciation and amortization, and changes in working capital. In addition, increased inventory levels were required during 2008 to support our business expansion efforts and introduction of new product and service offerings.

Net cash provided by operating activities increased by $26.3 million, or 9.1%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase was primarily attributable to increased operating income and changes in working capital.

Investing Activities

Net cash used in investing activities was $875.8 million during the year ended December 31, 2009, which included the effects of the following transactions:

- During the year ended December 31, 2009, we and our consolidated joint ventures purchased $699.5 million of property and equipment for the build-out of our new markets and the expansion and improvement of our existing markets.
- In June 2009, we completed our purchase of certain wireless spectrum in St. Louis for approximately $27.2 million.
- During the year ended December 31, 2009, we made investment purchases of $883.2 million, offset by sales or maturities of investments of $733.3 million.

Net cash used in investing activities was $910.0 million during the year ended December 31, 2008, which included the effects of the following transactions:

- During the year ended December 31, 2008, we purchased Hargray Communications Group's wireless subsidiary, Hargray Wireless, for $31.2 million, including acquisition-related costs of $0.7 million.
- During the year ended December 31, 2008, we and our consolidated joint ventures purchased $795.7 million of property and equipment for the build-out of our new markets and the expansion and improvement of our existing markets.
- During the year ended December 31, 2008, we made investment purchases of $598.0 million, offset by sales or maturities of investments of $532.5 million.

Net cash used in investing activities was $622.7 million for the year ended December 31, 2007, which included the effects of the following transactions:

- During January 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate sales price of $9.5 million.
- During March 2007, Cricket acquired the remaining 25% of the membership interests in Alaska Native Broadband 1, LLC, or ANB 1, for $4.7 million, following our joint venture partner's exercise of its option to sell its entire 25% controlling interest in ANB 1 to Cricket.
- During the year ended December 31, 2007, we purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $19.0 million.
- During the year ended December 31, 2007, we made investment purchases of $642.5 million from proceeds received from the issuances of our unsecured senior notes due 2014, offset by sales or maturities of investments of $531.0 million.
- During the year ended December 31, 2007, we and our consolidated joint ventures purchased $504.8 million of property and equipment for the build-out of our new markets and the expansion and improvement of our existing markets.

Financing Activities

Net cash provided by financing activities was $408.8 million during the year ended December 31, 2009, which included the effects of the following transactions:

- During the year ended December 31, 2009, we issued $1,100 million of senior secured notes, and we used a portion of the $1,057.5 million net cash proceeds from the issuance to repay all principal amounts outstanding under our Credit Agreement, which amounted to $875.3 million. In addition, we incurred $16.2 million in debt issuance costs in connection with the issuance of the senior secured notes. Additionally, we made payments of $2.3 million under our former Credit Agreement during the first quarter of 2009 and LCW Operations made payments of $20.3 million under its senior secured credit agreement during the year ended December 31, 2009, which included a $17.0 million payment in connection with the amendment to LCW Operations' senior secured credit agreement, as more fully described below.

- During the year ended December 31, 2009, we sold an aggregate of 7,000,000 shares of Leap common stock in an underwritten public offering, resulting in aggregate net proceeds of $263.7 million. In addition, during the year ended December 31, 2009, we issued common stock upon the exercise of stock options held by our employees, resulting in aggregate net proceeds of $3.4 million.

Net cash provided by financing activities was $483.7 million during the year ended December 31, 2008, which included the effects of the following transactions:

- During the year ended December 31, 2008, we issued $300 million of unsecured senior notes, which resulted in net proceeds of $293.3 million, and $250 million of convertible senior notes, which resulted in net proceeds of $242.5 million. These note issuances were offset by payments of $9.0 million on our $895.5 million senior secured term loan and a payment of $1.5 million on LCW Operations' $40 million senior secured term loans. These note issuances were further offset by the payment of $7.7 million in debt issuance costs.
- During the year ended December 31, 2008, we made payments of $41.8 million on our capital lease obligations, a large portion of which related to our acquisition of the VeriSign billing system software.
- During the year ended December 31, 2008, we issued common stock upon the exercise of stock options held by our employees and upon employee purchases of common stock under our Employee Stock Purchase Plan, resulting in aggregate net proceeds of $7.9 million.

Net cash provided by financing activities was $367.1 million for the year ended December 31, 2007, which included the effects of the following transactions:

- During the year ended December 31, 2007, we made payments of $5.2 million on our capital lease obligations relating to software licenses.
- During the year ended December 31, 2007, we issued an additional $350 million of unsecured senior notes due 2014 at an issue price of 106% of the principal amount, which resulted in gross proceeds of $371 million, offset by payments of $9.0 million on our $895.5 million senior secured term loan.
- During the year ended December 31, 2007, we issued common stock upon the exercise of stock options held by our employees and upon employee purchases of common stock under our Employee Stock Purchase Plan, resulting in aggregate net proceeds of $9.7 million.

Senior Secured Credit Facilities

Cricket Communications

In connection with our issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, as more fully described below, we repaid all principal amounts outstanding under our Credit Agreement, which amounted to approximately $875.3 million, together with accrued interest and related expenses, paid a prepayment premium of $17.5 million and paid $8.5 million in connection with the unwinding of associated interest rate swap agreements. In connection with such repayment, we terminated the Credit Agreement and the $200 million revolving credit facility thereunder. As a result of the termination of the Credit Agreement, we recognized a $26.3 million loss on extinguishment of debt, which was comprised of the $17.5 million prepayment premium, $7.5 million of unamortized debt issuance costs and $1.3 million of unamortized accumulated other comprehensive loss associated with our interest rate swaps.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans in an aggregate outstanding principal amount of approximately $18.1 million as of December 31, 2009. The loans bear interest at LIBOR plus the applicable margin (ranging from 2.70% to 6.33%). At December 31, 2009, the effective interest rate on the term loans was 5.0%.

In December 2009, LCW Operations amended the senior secured credit agreement to adjust the minimum consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, financial covenant. In connection with the amendment, LCW Operations was required to make a $17 million principal payment and the maturity date was brought forward three months to March 2011. Outstanding borrowings under the senior secured credit agreement are due in quarterly installments of approximately $2 million with an aggregate final payment of approximately $10 million due in March 2011. LCW Wireless' working capital needs and debt service requirements are expected to be met through cash generated from its operations.

The obligations under the senior secured credit agreement are guaranteed by LCW Wireless and LCW License (a wholly owned subsidiary of LCW Operations) and are non-recourse to Leap, Cricket and their other subsidiaries. The obligations under the senior secured credit agreement are secured by substantially all of the present and future assets of LCW Wireless and its subsidiaries. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt or sell assets. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW Operations was in compliance with these covenants as of December 31, 2009.

Senior Notes

Unsecured Senior Notes Due 2014

In 2006, Cricket issued $750 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers, which were exchanged in 2007 for identical notes that had been registered with the SEC. In June 2007, Cricket issued an additional $350 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount, which were exchanged in June 2008 for identical notes that had been registered with the SEC. These notes are all treated as a single class and have identical terms. The $21 million premium we received in connection with the issuance of the second tranche of notes has been recorded in long-term debt in the consolidated financial statements and is being amortized as a reduction to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the $350 million of senior notes was 9.0%, which includes the effect of the premium amortization.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and

102.344% of the principal amount thereof if redeemed during the twelve months beginning on November 1, 2010 and 2011, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on November 1, 2012 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

The indenture governing the notes limits, among other things, our ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with our affiliates; and make acquisitions or merge or consolidate with another entity.

Convertible Senior Notes Due 2014

In June 2008, Leap issued $250 million of unsecured convertible senior notes due 2014 in a private placement to institutional buyers. The notes bear interest at the rate of 4.50% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2009. The notes are Leap's general unsecured obligations and rank equally in right of payment with all of Leap's existing and future senior unsecured indebtedness and senior in right of payment to all indebtedness that is contractually subordinated to the notes. The notes are structurally subordinated to the existing and future claims of Leap's subsidiaries' creditors, including under the secured and unsecured senior notes described above and below. The notes are effectively junior to all of Leap's existing and future secured obligations, including under the senior secured notes described below, to the extent of the value of the assets securing such obligations.

Holders may convert their notes into shares of Leap common stock at any time on or prior to the third scheduled trading day prior to the maturity date of the notes, July 15, 2014. If, at the time of conversion, the applicable stock price of Leap common stock is less than or equal to approximately $93.21 per share, the notes will be convertible into 10.7290 shares of Leap common stock per $1,000 principal amount of the notes (referred to as the "base conversion rate"), subject to adjustment upon the occurrence of certain events. If, at the time of conversion, the applicable stock price of Leap common stock exceeds approximately $93.21 per share, the conversion rate will be determined pursuant to a formula based on the base conversion rate and an incremental share factor of 8.3150 shares per $1,000 principal amount of the notes, subject to adjustment.

Leap may be required to repurchase all outstanding notes in cash at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date if (1) any person acquires beneficial ownership, directly or indirectly, of shares of Leap's capital stock that would entitle the person to exercise 50% or more of the total voting power of all of Leap's capital stock entitled to vote in the election of directors, (2) Leap (i) merges or consolidates with or into any other person, another person merges with or into Leap, or Leap conveys, sells, transfers or leases all or substantially all of its assets to another person or (ii) engages in any recapitalization, reclassification or other transaction in which all or substantially all of Leap common stock is exchanged for or converted into cash, securities or other property, in each case subject to limitations and excluding in the case of (1) and (2) any merger or consolidation where at least 90% of the consideration consists of shares of common stock traded on NYSE, ASE or NASDAQ, (3) a majority of the members of Leap's board of directors ceases to consist of individuals who were directors on the date of original issuance of the notes or whose election or nomination for election was previously approved by the board of directors, (4) Leap is liquidated or dissolved or holders of common stock approve any plan or proposal for its liquidation or dissolution or (5) shares of Leap common stock are not listed for trading on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors). Leap may not redeem the notes at its option.

In connection with the private placement of the convertible senior notes, we entered into a registration rights agreement with the initial purchasers of the notes in which we agreed, under certain circumstances, to use commercially reasonable efforts to cause a shelf registration statement covering the resale of the notes and the common stock issuable upon conversion of the notes to be declared effective by the SEC and to pay additional interest if such registration obligations were not performed. However, our obligation to file, have declared effective or maintain the effectiveness of a shelf registration statement (and pay additional interest) is suspended to the extent and during the periods that the notes are eligible to be transferred without registration under the Securities Act of 1933, as amended, or the Securities Act, by a person who is not an affiliate of ours (and has not been an affiliate for the 90 days preceding such transfer) pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions. We did not issue any of the convertible senior notes to any of our affiliates. As a result, in June 2009 following the first anniversary of the issue date, the notes became eligible to be transferred without registration pursuant to Rule 144 without any volume or manner of sale restrictions, and on July 2, 2009 the restrictive legends were removed from the notes. Accordingly, we have no further obligation to pay additional interest on the notes.

Unsecured Senior Notes Due 2015

In June 2008, Cricket issued $300 million of 10.0% unsecured senior notes due 2015 in a private placement to institutional buyers. The notes bear interest at the rate of 10.0% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2009. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to July 15, 2011, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.0% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to July 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at July 15, 2012 plus (2) all remaining required interest payments due on such notes through July 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after July 15, 2012, at a redemption price of 105.0% and 102.5% of the principal amount thereof if redeemed during the twelve months beginning on July 15, 2012 and 2013, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on July 15, 2014 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

The indenture governing the notes limits, among other things, our ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with our affiliates; and make acquisitions or merge or consolidate with another entity.

In connection with the private placement of these senior notes, we entered into a registration rights agreement with the initial purchasers of the notes in which we agreed, under certain circumstances, to use reasonable best efforts to offer registered notes in exchange for the notes or to cause a shelf registration statement covering the resale of the notes to be declared effective by the SEC and to pay additional interest if such registration obligations were not performed. However, our obligation to file, have declared effective or maintain the effectiveness of a registration statement for an exchange offer or a shelf registration statement (and pay additional interest) is only triggered to the extent that the notes are not eligible to be transferred without registration under the Securities Act by a person who is not an affiliate of ours (and has not been an affiliate for the 90 days preceding such transfer) pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions. We did not issue any of the senior notes to any of our affiliates. As a result, in June 2009 following the first anniversary of the issue date, the notes became eligible to be transferred without registration pursuant to Rule 144 without any volume or manner of sale restrictions, and on July 2, 2009 the restrictive transfer legends were removed from the notes. Accordingly, we have no further obligation to pay additional interest on the notes.

Senior Secured Notes Due 2016

On June 5, 2009, Cricket issued $1,100 million of 7.75% senior secured notes due 2016 in a private placement to institutional buyers at an issue price of 96.134% of the principal amount, which notes were exchanged in December 2009 for identical notes that had been registered with the SEC. The $42.5 million discount to the net proceeds we received in connection with the issuance of the notes has been recorded in long-term debt in the consolidated financial statements and is being accreted as an increase to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the notes was 8.0%, which includes the effect of the discount accretion.

The notes bear interest at the rate of 7.75% per year, payable semi-annually in cash in arrears, which interest payments commenced in November 2009. The notes are guaranteed on a senior secured basis by Leap and each of its direct and indirect existing domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) and any future wholly owned domestic restricted subsidiary that guarantees any indebtedness of Cricket or a guarantor of the notes. The notes and the guarantees are Leap's, Cricket's and the guarantors' senior secured obligations and are equal in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated indebtedness.

The notes and the guarantees are effectively senior to all of Leap's, Cricket's and the guarantors' existing and future unsecured indebtedness (including Cricket's $1.4 billion aggregate principal amount of unsecured senior notes and, in the case of Leap, Leap's $250 million aggregate principal amount of convertible senior notes), as well as to all of Leap's, Cricket's and the guarantors' obligations under any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the collateral securing the senior secured notes and the guarantees.

The notes and the guarantees are secured on a *pari passu* basis with all of Leap's, Cricket's and the guarantors' obligations under any permitted parity lien debt that may be incurred in the future. Leap, Cricket and the guarantors are permitted to incur debt under existing and future secured credit facilities in an aggregate principal amount outstanding (including the aggregate principal amount outstanding of the senior secured notes) of up to the greater of $1,500 million and 3.5 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters through December 31, 2010, stepping down to 3.0 times such consolidated cash flow for any such debt incurred after December 31, 2010 but on or prior to December 31, 2011, and to 2.5 times such consolidated cash flow for any such debt incurred after December 31, 2011.

The notes and the guarantees are effectively junior to all of Leap's, Cricket's and the guarantors' obligations under any permitted priority debt that may be incurred in the future (up to the lesser of 0.30 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters and $300 million in aggregate principal amount outstanding), to the extent of the value of the collateral securing such permitted priority debt, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

The notes and the guarantees are secured on a first-priority basis, equally and ratably with any future parity lien debt, by liens on substantially all of the present and future personal property of Leap, Cricket and the guarantors, except for certain excluded assets and subject to permitted liens (including liens on the collateral securing any future permitted priority debt).

Prior to May 15, 2012, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to May 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, and additional interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at May 15, 2012 plus (2) all remaining required interest payments due on such notes through May 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after May 15, 2012, at a redemption price of 105.813%, 103.875% and 101.938% of the principal amount thereof if redeemed during the twelve months beginning on May 15, 2012, 2013 and 2014, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on May 15, 2015 or thereafter, plus accrued and unpaid interest, and additional interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities (other than a transaction where immediately after such transaction Leap will be a wholly owned subsidiary of a person of which no person or group is the beneficial owner of 35% or more of such person's voting stock), a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, and additional interest, if any, thereon to the repurchase date.

The indenture governing the notes limits, among other things, our ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with our affiliates; and make acquisitions or merge or consolidate with another entity.

In connection with the private placement of the notes, we entered into a registration rights agreement with the purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. We agreed to use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement was not filed or declared effective or the exchange offer was not consummated within these deadlines, the agreement provided that additional interest would accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. We filed a Registration Statement on Form S-4 with the SEC on October 15, 2009 pursuant to this registration rights agreement, the registration statement was declared effective on November 9, 2009 and the exchange offer was consummated on December 11, 2009. Accordingly, we have no obligation to pay additional interest on the notes.

Fair Value of Financial Instruments

As more fully described in Note 2 and Note 3 to our consolidated financial statements included in "Part II — Item 8. Financial Statements" of this report, we apply the authoritative guidance for fair value measurements to our assets and liabilities. The guidance defines fair value as an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment utilized in measuring fair value. Conversely, assets and liabilities rarely traded or not quoted have less pricing observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency or market for the asset or liability and the complexity of the asset or liability.

We have categorized our assets and liabilities measured at fair value into a three-level hierarchy in accordance with the guidance for fair value measurements. Assets and liabilities that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1, assets and liabilities that use observable market-based inputs or unobservable inputs that are corroborated by market data for similar assets or liabilities are generally categorized as Level 2 and assets and liabilities that use unobservable inputs that cannot be corroborated by market data are generally categorized as Level 3. Such Level 3 assets and liabilities have values determined using pricing models and indicative bids from potential purchasers for which the determination of fair value requires judgment and estimation. As of December 31, 2009, $2.7 million of our financial assets required fair value to be measured using Level 3 inputs.

Generally, our results of operations are not significantly impacted by our assets and liabilities accounted for at fair value due to the nature of each asset and liability. However, through our non-controlled consolidated subsidiary Denali, we hold an investment in asset-backed commercial paper, which was purchased as a highly rated investment grade security. Future volatility and uncertainty in the financial markets could result in additional losses and difficulty in monetizing our remaining investment.

We continue to report our long-term debt obligations at amortized cost and disclose the fair value of such obligations. There was no transition adjustment as a result of our adoption of the guidance for fair value measurements given our historical practice of measuring and reporting our short-term investments and former interest rate swaps at fair value.

Capital Expenditures and Other Asset Acquisitions and Dispositions

Capital Expenditures

During the year ended December 31, 2009, we and Denali Operations launched new markets in Chicago, Philadelphia, Washington, D.C., Baltimore and Lake Charles covering approximately 24.2 million additional POPs. In addition, we have identified new markets covering approximately 16 million additional POPs that we could elect to build out and launch with Cricket service in the future using our wireless licenses, although we have not established a timeline for any such build-out or launch. We also continue to enhance our network coverage and capacity in many of our existing markets.

During the years ended December 31, 2009 and 2008, we and our consolidated joint ventures made approximately $699.5 million and $795.7 million, respectively, in capital expenditures. These capital expenditures were primarily for the build-out of new markets, including related capitalized interest, expansion and improvement of our existing wireless networks, and other planned capital projects.

Total capital expenditures for fiscal year 2010 are expected to be significantly less than our capital expenditures in fiscal years 2008 and 2009. Capital expenditures for fiscal year 2010 are primarily expected to reflect expenditures required to support the ongoing growth and development of markets in commercial operation.

Other Acquisitions and Dispositions

In March 2009, we completed our exchange of certain wireless spectrum with MetroPCS. Under the spectrum exchange agreement, we acquired an additional 10 MHz of spectrum in San Diego, Fresno, Seattle and certain other Washington and Oregon markets, and MetroPCS acquired an additional 10 MHz of spectrum in Dallas-Ft. Worth, Shreveport-Bossier City, Lakeland-Winter Haven, Florida and certain other northern Texas markets. The carrying values of the wireless licenses transferred to MetroPCS under the spectrum exchange agreement were $45.6 million, and we recognized a non-monetary net gain of approximately $4.4 million upon the closing of the transaction.

On June 19, 2009, we completed our purchase of certain wireless spectrum. Under the license purchase agreement, we acquired an additional 10 MHz of spectrum in St. Louis for $27.2 million.

On January 8, 2010, we contributed certain non-operating wireless licenses in West Texas with a carrying value of approximately $2.4 million to a joint venture in exchange for an 8.8% ownership interest in the joint venture.

On February 22, 2010, we entered into an asset purchase and contribution agreement with various entities doing business as Pocket Communications, or Pocket, pursuant to which we and Pocket agreed to contribute substantially all of our wireless spectrum and operating assets in South Texas to a joint venture controlled by us. We will own approximately 76% of the joint venture and Pocket will own approximately 24%. Immediately prior to the closing we will purchase specified assets from Pocket for approximately $38 million in cash, which assets will also be contributed to the joint venture. Following the closing, Pocket will have the right to put, and we will have the right to call, all of Pocket's membership interests in the joint venture (which rights will generally be exercisable by either party after 3½ years). In addition, in the event of a change of control of Leap, Pocket will be obligated to sell to us all of its membership interests in the joint venture. The closing of the transaction is subject to customary closing conditions, including the consent of the FCC.

Contractual Obligations

The following table sets forth our best estimates as to the amounts and timing of minimum contractual payments for some of our contractual obligations as of December 31, 2009 for the next five years and thereafter (in thousands). Future events, including potential refinancing of our long-term debt, could cause actual payments to differ significantly from these amounts.

	2010	2011-2012	2013-2014	Thereafter	Total
Long-term debt(1)	$ 8,000	$ 10,096	$1,350,000	$1,400,000	$2,768,096
Capital leases(2)	2,466	4,932	4,932	1,526	13,856
Operating leases	235,517	462,603	462,602	688,311	1,849,033
Purchase obligations(3)	339,283	289,057	36,351	—	664,691
Contractual interest(4)	230,400	459,394	436,906	137,021	1,263,721
Total	$815,666	$1,226,082	$2,290,791	$2,226,858	$6,559,397

(1) Amounts shown for Cricket's long-term debt include principal only and exclude the effects of premium amortization on our $350 million of 9.375% unsecured senior notes due 2014 and discount accretion on our $1,100 million of 7.75% senior secured notes due 2016. Interest on the debt, calculated at the current interest rate, is stated separately.

(2) Amounts shown for Cricket's capital leases include principal and interest.

(3) Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms including (a) fixed or minimum quantities to be purchased, (b) fixed, minimum or variable price provisions, and (c) the approximate timing of the transaction.

(4) Contractual interest is based on the current interest rates in effect at December 31, 2009 for debt outstanding as of that date.

The table above also does not include the following contractual obligations relating to LCW Wireless: (1) Cricket's obligation to pay up to $3.8 million to WLPCS if WLPCS exercises its right to sell its membership interest in LCW Wireless to Cricket, and (2) Cricket's obligation to pay to CSM an amount equal to CSM's pro rata share of the fair value of the outstanding membership interests in LCW Wireless, subject to adjustments, pursuant to CSM's exercise of its right to sell its membership interest in LCW Wireless to Cricket, which amount is estimated to be approximately $21 million.

The table above does not include the following contractual obligations relating to Denali: (1) Cricket's obligation to loan to Denali License funds under a build-out sub-facility as part of the Denali senior secured credit agreement, which build-out sub-facility had been increased to $334.5 million as of December 31, 2009, approximately $30.0 million of which was unused at such date and with respect to which Leap's board of directors has authorized management to increase to $394.5 million, and (2) Cricket's payment of an amount equal to DSM's equity contributions in cash to Denali plus a specified return to DSM, if DSM offers to sell its membership interest in Denali to Cricket on or following April 2012 and if Cricket accepts such offer. We do not anticipate making any future increases to the size of the build-out loan sub-facility beyond the amount authorized by Leap's board of directors.

The table above also does not include Cricket's contingent obligation to fund an additional $1.0 million of the operations of a regional wireless service provider of which it owns approximately 20% of the outstanding membership units.

The table above also does not include Cricket's line of credit obligation to loan to LCW Wireless a maximum of $5 million during the 30-day period immediately preceding LCW Operations' senior secured credit agreement maturity date of March 2011.

Off-Balance Sheet Arrangements

We do not have and have not had any material off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2009, the FASB revised the authoritative guidance for the consolidation of variable interest entities, which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. The revised authoritative guidance requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The revised guidance is not expected to have a material impact on our consolidated financial statements.

In September 2009, the FASB revised the authoritative guidance for revenue arrangements with multiple deliverables, which will be effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. The revised guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The revised guidance retains the criteria of the superseded guidance for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, but eliminates the requirement that all undelivered elements must have vendor-specific objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement revenue that is attributable to items that already have been delivered. In addition, the revised guidance requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though the selling price of such deliverables may not be sold separately. As a result, the revised guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the previous requirements. The revised guidance is not expected to have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

As of December 31, 2009, approximately 0.7% of our indebtedness accrued interest at a variable rate, which comprised $18.1 million in outstanding term loans under LCW Operations' senior secured credit facility, compared to approximately 21.6% of our indebtedness for borrowed money as of December 31, 2008. The reduction during the year ended December 31, 2009 in the percentage of indebtedness accruing interest at a variable rate resulted from the repayment of all principal amounts outstanding under our former Credit Agreement and the unwinding of our associated interest rate swap agreements in connection with the issuance of $1,100 million of senior secured notes on June 5, 2009, and the $17 million principal payment made on LCW Operations' senior secured credit agreement in connection with the amendment thereto. Our senior secured, senior and convertible senior notes all bear interest at a fixed rate. As a result, we do not expect fluctuations in interest rates to have a material adverse effect on our business, financial condition or results of operations.

Hedging Policy

Our policy is to maintain interest rate hedges to the extent that we believe them to be fiscally prudent. We do not engage in any hedging activities for speculative purposes, and we no longer held interest rate swaps as of December 31, 2009.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Leap Wireless International, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in a subsidiary in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Diego, California
February 26, 2010

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 174,999	$ 357,708
Short-term investments	389,154	238,143
Restricted cash, cash equivalents and short-term investments	3,866	4,780
Inventories	107,912	99,086
Deferred charges	38,872	27,207
Other current assets	73,204	51,948
Total current assets	788,007	778,872
Property and equipment, net	2,121,094	1,842,718
Wireless licenses	1,921,973	1,841,798
Assets held for sale	2,381	45,569
Goodwill	430,101	430,101
Intangible assets, net	24,535	29,854
Other assets	83,630	83,945
Total assets	$5,371,721	$5,052,857
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 310,386	$ 325,294
Current maturities of long-term debt	8,000	13,000
Other current liabilities	196,647	162,002
Total current liabilities	515,033	500,296
Long-term debt	2,735,318	2,566,025
Deferred tax liabilities	259,512	217,631
Other long-term liabilities	99,696	84,350
Total liabilities	3,609,559	3,368,302
Redeemable noncontrolling interests	71,632	71,879
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 77,524,040 and 69,515,526 shares issued and outstanding at December 31, 2009 and 2008, respectively	8	7
Additional paid-in capital	2,148,194	1,839,313
Accumulated deficit	(458,685)	(220,722)
Accumulated other comprehensive income (loss)	1,013	(5,922)
Total stockholders' equity	1,690,530	1,612,676
Total liabilities and stockholders' equity	$5,371,721	$5,052,857

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Service revenues	$2,143,829	$1,709,101	$1,395,667
Equipment revenues	239,333	249,761	235,136
Total revenues	2,383,162	1,958,862	1,630,803
Operating expenses:			
Cost of service (exclusive of items shown separately below)	609,006	488,298	384,128
Cost of equipment	561,262	465,422	405,997
Selling and marketing	411,564	294,917	206,213
General and administrative	358,452	331,691	271,536
Depreciation and amortization	410,697	331,448	302,201
Impairment of assets	639	177	1,368
Total operating expenses	2,351,620	1,911,953	1,571,443
Gain (loss) on sale or disposal of assets	(418)	(209)	902
Operating income	31,124	46,700	60,262
Equity in net income (loss) of investee	3,946	(298)	(2,309)
Interest income	3,806	14,571	28,939
Interest expense	(210,389)	(158,259)	(121,231)
Other income (expense), net	469	(7,125)	(6,182)
Loss on extinguishment of debt	(26,310)	—	—
Loss before income taxes	(197,354)	(104,411)	(40,521)
Income tax expense	(40,609)	(38,970)	(35,924)
Net loss	(237,963)	(143,381)	(76,445)
Accretion of redeemable noncontrolling interests, net of tax	(1,529)	(6,820)	(3,854)
Net loss attributable to common stockholders	$ (239,492)	$ (150,201)	$ (80,299)
Loss per share attributable to common stockholders:			
Basic	$ (3.30)	$ (2.21)	$ (1.20)
Diluted	$ (3.30)	$ (2.21)	$ (1.20)
Shares used in per share calculations:			
Basic	72,515	68,021	67,100
Diluted	72,515	68,021	67,100

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net loss	$ (237,963)	$(143,381)	$ (76,445)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Share-based compensation expense	42,713	35,215	29,339
Depreciation and amortization	410,697	331,448	302,201
Accretion of asset retirement obligations	1,888	1,153	1,666
Non-cash interest items, net	8,357	13,057	(4,425)
Non-cash loss on extinguishment of debt	8,805	—	669
Deferred income tax expense	38,164	36,310	34,642
Impairment of assets	639	177	1,368
Impairment of short-term investments	—	7,538	5,440
(Gain) loss on sale or disposal of assets	418	209	(902)
Gain on extinguishment of asset retirement obligations	—	—	(6,089)
Equity in net (income) loss of investee	(3,946)	298	2,309
Changes in assets and liabilities:			
Inventories and deferred charges	(20,491)	(60,899)	24,977
Other assets	(17,287)	(20,759)	31,164
Accounts payable and accrued liabilities	5,674	75,344	(53,310)
Other liabilities	46,649	74,936	23,577
Net cash provided by operating activities	284,317	350,646	316,181
Investing activities:			
Acquisition of a business, net of cash acquired	—	(31,217)	—
Purchases of property and equipment	(699,525)	(795,678)	(504,770)
Change in prepayments for purchases of property and equipment	5,691	(5,876)	12,831
Purchases of and deposits for wireless licenses and spectrum clearing costs	(35,356)	(78,451)	(5,292)
Return of deposit for wireless licenses	—	70,000	—
Proceeds from sale of wireless licenses and operating assets	2,965	—	9,500
Purchases of investments	(883,173)	(598,015)	(642,513)
Sales and maturities of investments	733,268	532,468	530,956
Purchase of noncontrolling interest	—	—	(4,706)
Purchase of membership units of equity method investment	—	(1,033)	(18,955)
Change in restricted cash	338	(2,176)	221
Net cash used in investing activities	(875,792)	(909,978)	(622,728)
Financing activities:			
Proceeds from issuance of long-term debt	1,057,474	535,750	370,480
Repayment of long-term debt	(897,904)	(10,500)	(9,000)
Payment of debt issuance costs	(16,200)	(7,658)	(7,765)
Noncontrolling interest contributions	—	—	8,880
Proceeds from issuance of common stock, net	267,105	7,885	9,690
Other	(1,709)	(41,774)	(5,213)
Net cash provided by financing activities	408,766	483,703	367,072
Net increase (decrease) in cash and cash equivalents	(182,709)	(75,629)	60,525
Cash and cash equivalents at beginning of period	357,708	433,337	372,812
Cash and cash equivalents at end of period	$ 174,999	$ 357,708	$ 433,337

See accompanying notes to consolidated financial statements.

LEAP WIRELESS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	67,892,512	7	1,768,451	(896)	1,786	1,769,348
Components of comprehensive loss:						
Net loss	—	—	—	(76,445)	—	(76,445)
Net unrealized holding losses on investments	—	—	—	—	(70)	(70)
Unrealized losses on derivative instruments	—	—	—	—	(10,391)	(10,391)
Comprehensive loss						(86,906)
Share-based compensation expense	—	—	29,227	—	—	29,227
Accretion of redeemable noncontrolling interests, net of tax	—	—	(3,854)	—	—	(3,854)
Issuance of common stock under share-based compensation plans, net of repurchases	781,923	—	9,690	—	—	9,690
Balance at December 31, 2007	68,674,435	7	1,803,514	(77,341)	(8,675)	1,717,505
Components of comprehensive loss:						
Net loss	—	—	—	(143,381)	—	(143,381)
Net unrealized holding gains on investments, net of tax	—	—	—	—	273	273
Unrealized losses on derivative instruments	—	—	—	—	(1,471)	(1,471)
Swaplet amortization on derivative instruments, net of tax	—	—	—	—	3,951	3,951
Comprehensive loss						(140,628)
Share-based compensation expense	—	—	34,734	—	—	34,734
Accretion of redeemable noncontrolling interests, net of tax	—	—	(6,820)	—	—	(6,820)
Issuance of common stock under share-based compensation plans, net of repurchases	841,091	—	7,885	—	—	7,885
Balance at December 31, 2008	69,515,526	7	1,839,313	(220,722)	(5,922)	1,612,676
Components of comprehensive loss:						
Net loss	—	—	—	(237,963)	—	(237,963)
Net unrealized holding gains on investments, net of tax	—	—	—	—	816	816
Swaplet amortization and reclassification of losses included in earnings on derivative instruments, including tax effect	—	—	—	—	6,119	6,119
Comprehensive loss						(231,028)
Share-based compensation expense	—	—	43,306	—	—	43,306
Accretion of redeemable noncontrolling interests, net of tax	—	—	(1,529)	—	—	(1,529)
Issuance of common stock	7,000,000	1	263,718	—	—	263,719
Issuance of common stock under share-based compensation plans, net of repurchases	1,008,514	—	3,386	—	—	3,386
Balance at December 31, 2009	77,524,040	$ 8	$2,148,194	$(458,685)	$ 1,013	$1,690,530

See accompanying notes to consolidated financial statements.

Note 1. The Company

Leap Wireless International, Inc. ("Leap"), a Delaware corporation, together with its subsidiaries, is a wireless communications carrier that offers digital wireless services in the United States under the "Cricket®" brand. Cricket service offerings provide customers with unlimited wireless services for a flat rate without requiring a fixed-term contract or a credit check. The Company's primary service is Cricket Wireless, which offers customers unlimited wireless voice and data services for a flat monthly rate. Leap conducts operations through its subsidiaries and has no independent operations or sources of income other than interest income and through dividends, if any, from its subsidiaries. Cricket service is offered by Cricket Communications, Inc. ("Cricket"), a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Wireless Operations, LLC ("LCW Operations"), a wholly owned subsidiary of LCW Wireless, LLC ("LCW Wireless"), and in the upper Midwest by Denali Spectrum Operations, LLC ("Denali Operations"), an indirect wholly owned subsidiary of Denali Spectrum, LLC ("Denali"). LCW Wireless and Denali are designated entities under Federal Communications Commission ("FCC") regulations. Cricket owns an indirect 70.7% non-controlling interest in LCW Operations through a 70.7% non-controlling interest in LCW Wireless, and owns an indirect 82.5% non-controlling interest in Denali Operations through an 82.5% non-controlling interest in Denali. Leap, Cricket and their subsidiaries and consolidated joint ventures, including LCW Wireless and Denali, are collectively referred to herein as the "Company."

Note 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from management's estimates.

On January 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB's") authoritative guidance for noncontrolling interests, which defines a noncontrolling interest in a consolidated subsidiary as "the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent" and requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet subject to the provisions of the authoritative guidance for distinguishing liabilities from equity. The guidance for noncontrolling interests also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. Although the accounting treatment for certain of these interests has been modified, the Company continues to classify these noncontrolling interests in the mezzanine section of the consolidated balance sheets in accordance with the authoritative guidance for distinguishing liabilities from equity. The cumulative impact to the Company's financial statements as a result of the adoption of the guidance for noncontrolling interests resulted in a $9.2 million reduction to stockholders' equity, a $5.8 million reduction to deferred tax liabilities and a $15.0 million increase to redeemable noncontrolling interests (formerly referred to as minority interests) as of December 31, 2008. The Company has retrospectively applied the guidance for noncontrolling interests to all prior periods. See Note 12 for a further discussion regarding the Company's adoption of the guidance for noncontrolling interests.

Handsets shipped to third-party dealers have been reclassified from inventory to deferred charges in the consolidated balance sheet for the year ended December 31, 2008 to conform to the presentation of such amounts for the year ended December 31, 2009.

Principles of Consolidation

The consolidated financial statements include the operating results and financial position of Leap and its wholly owned subsidiaries as well as the operating results and financial position of LCW Wireless and Denali and their wholly owned subsidiaries. The Company consolidates its non-controlling interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and the Company will absorb a majority of their expected losses. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Subsequent Events

Effective June 15, 2009, the Company adopted the authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the guidance did not impact the Company's financial position or results of operations. The Company entered into an asset purchase and contribution agreement with various entities doing business as Pocket Communications (collectively, "Pocket"), as more fully described in Note 11.

Segment and Geographic Data

The Company operates in a single operating segment and a single reporting unit as a wireless communications carrier that offers digital wireless services in the United States. During 2008, the Company introduced two new product offerings to complement its Cricket Wireless service. Cricket Broadband, the Company's unlimited mobile broadband service, allows customers to access the internet through their computers for a flat monthly rate with no long-term commitment or credit check. Cricket PAYGo™ is a pay-as-you-go unlimited prepaid wireless service. Revenue for the Cricket Broadband service approximated 7% and 1% of consolidated revenues for the years ended December 31, 2009 and 2008, respectively. Revenue for the Cricket PAYGo service approximated 1% and less than 1% of consolidated revenues for the years ended December 31, 2009 and 2008. As of and for the years ended December 31, 2009, 2008 and 2007, all of the Company's revenues and long-lived assets related to operations in the United States.

Revenues

The Company's business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. In general, the Company's customers are required to pay for their service in advance, while customers who first activated their service prior to May 2006 pay in arrears. Because the Company does not require customers to sign fixed-term contracts or pass a credit check, its services are available to a broader customer base than many other wireless providers and, as a result, some of its customers may be more likely to have service terminated due to an inability to pay. Consequently, the Company has concluded that collectibility of its revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

When the Company activates service for a new customer, it frequently sells that customer a handset and the first month of service in a bundled transaction. Under the authoritative guidance for revenue arrangements with multiple deliverables, the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under the guidance, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying the guidance to these transactions results in the Company recognizing the total consideration received, less one month of wireless service revenue (at the customer's stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that the Company sells directly to its customers at Cricket-owned stores, the Company also sells handsets to third-party dealers, including mass-merchant retailers. These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives a free period of service in a bundled transaction (similar to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as deferred equipment revenue and the related costs of the handsets are recorded as deferred charges upon shipment by the Company. The deferred charges are recognized as equipment costs when the related equipment revenue is recognized, which occurs when service is activated by the customer.

Through a third-party provider, the Company's customers may elect to participate in an extended handset warranty/insurance program. The Company recognizes revenue on replacement handsets sold to its customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to the Company's third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage, and customer returns of handsets and accessories have historically been insignificant.

Amounts billed by the Company in advance of customers' wireless service periods are not reflected in accounts receivable or deferred revenue since collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets sold to third-party dealers.

Federal Universal Service Fund, E-911 and other fees are assessed by various governmental authorities in connection with the services that the Company provides to its customers. The Company reports these fees, as well as sales, use and excise taxes that are assessed and collected, net of amounts remitted.

Costs and Expenses

The Company's costs and expenses include:

Cost of Service. The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to the Company's customers; charges from other communications companies for their transport and termination of calls originated by the Company's customers and destined for customers of other networks; and expenses for tower and network facility rent, engineering operations, field technicians and utility and maintenance charges, and salary and overhead charges associated with these functions.

Cost of Equipment. Cost of equipment primarily includes the cost of handsets and accessories purchased from third-party vendors and resold to the Company's customers in connection with its services, as well as the lower of cost or market write-downs associated with excess or damaged handsets and accessories.

Selling and Marketing. Selling and marketing expenses primarily include advertising expenses, promotional and public relations costs associated with acquiring new customers, store operating costs (such as retail associates' salaries and rent), and salary and overhead charges associated with selling and marketing functions.

General and Administrative. General and administrative expenses primarily include call center and other customer care program costs and salary, overhead and outside consulting costs associated with the Company's customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at the time of purchase of three months or less to be cash equivalents. The Company invests its cash with major financial institutions in money market funds, short-term U.S. Treasury securities and other securities such as prime-rated short-term commercial paper. The Company has not experienced any significant losses on its cash and cash equivalents.

Short-Term Investments

Short-term investments generally consist of highly liquid, fixed-income investments with an original maturity at the time of purchase of greater than three months. Such investments consist of commercial paper, asset-backed commercial paper and obligations of the U.S. government and government agencies.

Investments are classified as available-for-sale and stated at fair value. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on investments. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Restricted Cash, Cash Equivalents and Short-Term Investments

Restricted cash, cash equivalents and short-term investments consist primarily of amounts that the Company has set aside to satisfy certain contractual obligations.

Fair Value of Financial Instruments

The Company has adopted the authoritative guidance for fair value measurements, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The guidance defines fair value as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, assets and liabilities that are rarely traded or not quoted have less pricing observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its assets and liabilities measured at fair value into a three-level hierarchy in accordance with the guidance for fair value measurements. See Note 3 for a further discussion regarding the Company's measurement of assets and liabilities at fair value.

The Company's adoption of the guidance for fair value measurements for its financial assets and liabilities did not have a material impact on its consolidated financial statements. Effective January 1, 2009, the Company adopted the guidance for fair value measurements for its non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis. The adoption of the guidance for the Company's non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis did not have a material impact on its financial condition and results of operations.

Inventories

Inventories consist of handsets and accessories not yet placed into service and units designated for the replacement of damaged customer handsets, and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are initially recorded at cost. Additions and improvements are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service.

The following table summarizes the depreciable lives for property and equipment (in years):

	Depreciable Life
Network equipment:	
Switches	10
Switch power equipment	15
Cell site equipment and site improvements	7
Towers	15
Antennae	5
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

The Company's network construction expenditures are recorded as construction-in-progress until the network or other asset is placed in service, at which time the asset is transferred to the appropriate property or equipment category. The Company capitalizes salaries and related costs of engineering and technical operations employees as components of construction-in-progress during the construction period to the extent time and expense are contributed to the construction effort. The Company also capitalizes certain telecommunications and other related costs as construction-in-progress during the construction period to the extent they are incremental and directly related to the network under construction. In addition, interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period and is depreciated over an estimated useful life of ten years. During the years ended December 31, 2009 and 2008, the Company capitalized interest of $20.8 million and $52.7 million, respectively, to property and equipment.

In accordance with the authoritative guidance for accounting for costs of computer software developed or obtained for internal use, certain costs related to the development of internal use software are capitalized and amortized over the estimated useful life of the software. During the years ended December 31, 2009 and 2008, the Company capitalized internal use software costs of $69.1 million and $22.5 million, respectively, to property and equipment, and amortized internal use software costs of $21.3 million and $18.0 million, respectively.

Property and equipment to be disposed of by sale is not depreciated and is carried at the lower of carrying value or fair value less costs to sell. As of December 31, 2009 and 2008, there was no property or equipment classified as assets held for sale.

Wireless Licenses

The Company, LCW Wireless and Denali operate broadband Personal Communications Services ("PCS") and Advanced Wireless Services ("AWS") networks under PCS and AWS wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term (ten years in the case of PCS licenses and fifteen years in the case of AWS licenses), wireless licenses are considered to be indefinite-lived intangible assets because the Company expects its subsidiaries and consolidated joint ventures to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for either no or a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful life of the Company's or its consolidated joint ventures' PCS and AWS licenses. On a quarterly basis, the Company evaluates the remaining useful life of its indefinite-lived wireless licenses to determine whether events and circumstances, such as legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, the Company would first test the wireless license for impairment and the wireless license would then be amortized prospectively over its estimated remaining useful life. In addition, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for the impairment or disposal of long-lived assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. In addition to these quarterly evaluations, the Company also tests its wireless licenses for impairment in accordance with the authoritative guidance for goodwill and other intangible assets on an annual basis. As of December 31, 2009 and 2008, the carrying value of the Company's and its consolidated joint ventures' wireless licenses was $1.9 billion and $1.8 billion, respectively. Wireless licenses to be disposed of by sale are carried at the lower of their carrying value or fair value less costs to sell. As of December 31, 2009 and 2008, wireless licenses with a carrying value of $2.4 million and $45.6 million, respectively, were classified as assets held for sale, as more fully described in Note 11.

Portions of the AWS spectrum that the Company and Denali Spectrum License Sub, LLC ("Denali License Sub") (an indirect wholly owned subsidiary of Denali) were awarded in Auction #66 were subject to use by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. In connection with the launch of new markets over the past two years, the Company and Denali worked with several incumbent government and commercial licensees to clear AWS spectrum. The Company's and Denali's spectrum clearing costs have been capitalized to wireless licenses as incurred. During the years ended December 31, 2009 and 2008, the Company and Denali incurred approximately $8.2 million and $7.9 million, respectively, in spectrum clearing costs.

Goodwill and Other Intangible Assets

Goodwill primarily represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Certain of the Company's intangible assets were also recorded upon adoption of fresh-start reporting and now consist of trademarks which are being amortized on a straight-line basis over their estimated useful lives of 14 years. Customer relationships acquired in connection with the Company's acquisition of Hargray Wireless, LLC ("Hargray Wireless") in 2008 were amortized on an accelerated basis over a useful life of up to four years. As of December 31, 2009 and 2008, there were no intangible assets classified as assets held for sale.

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate an impairment condition may exist. In addition, and as more fully described below, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for goodwill and other intangible assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted each year during the three months ended September 30.

Wireless Licenses

The Company's wireless licenses in its operating markets are combined into a single unit of account for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. The Company's non-operating licenses are tested for impairment on an individual basis because these licenses are not functioning as part of a group with licenses in the Company's operating markets. As of December 31, 2009, the carrying values of the Company's operating and non-operating wireless licenses were $1,890.9 million and $31.1 million, respectively. An impairment loss is recognized on the Company's operating wireless licenses when the aggregate fair value of the wireless licenses is less than their aggregate carrying value and is measured as the amount by which the licenses' aggregate carrying value exceeds their aggregate fair value. An impairment loss is recognized on the Company's non-operating wireless licenses when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license's carrying value exceeds its fair value. Any required impairment loss is recorded as a reduction in the carrying value of the relevant wireless license and charged to results of operations. As a result of the annual impairment test of wireless licenses, the Company recorded an impairment charge of $0.6 million, $0.2 million and $1.0 million during the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. As more fully described below, the fair value of these non-operating wireless licenses was determined using Level 3 inputs in accordance with the authoritative guidance for fair value measurements. As of September 30, 2009, the aggregate fair value and carrying value of these non-operating wireless licenses was $9.1 million and $9.7 million, respectively. No impairment charges were recorded for the Company's operating wireless licenses as the aggregate fair values of these licenses exceeded the aggregate carrying value.

The valuation method the Company uses to determine the fair value of its wireless licenses is the market approach. Under this method, the Company determines fair value by comparing its wireless licenses to sales prices of other wireless licenses of similar size and type that have been recently sold through government auctions and private transactions. As part of this market-level analysis, the fair value of each wireless license is evaluated and adjusted for developments or changes in legal, regulatory and technical matters, and for demographic and economic factors, such as population size, composition, growth rate and density, household and disposable income, and composition and concentration of the market's workforce in industry sectors identified as wireless-centric (e.g., real estate, transportation, professional services, agribusiness, finance and insurance).

As more fully described above, the most significant assumption used to determine the fair value of the Company's wireless licenses is comparable sales transactions. Other assumptions used in determining fair value include developments or changes in legal, regulatory and technical matters as well as demographic and economic factors. Changes in comparable sales prices would generally result in a corresponding change in fair value. For example, a ten percent decline in comparable sales prices would generally result in a ten percent decline in fair value. However, a decline in comparable sales would likely require further adjustment to fair value to capture more recent macro-economic changes and changes in the demographic and economic characteristics unique to the Company's wireless licenses, such as population size, composition, growth rate and density, household and disposable income, and the extent of the wireless-centric workforce in the markets covered by our wireless licenses. Spectrum auctions and comparables sales transactions in recent periods have resulted in modest increases to the aggregate fair value of the Company's wireless licenses as increases in fair value in larger markets were slightly offset by decreases in fair value in markets with lower population densities. In addition, favorable developments in technical matters such as spectrum clearing and handset availability have positively impacted the fair value of a significant portion of the Company's wireless licenses. Partially offsetting these increases in value were demographic and economic-related adjustments that were required to capture current economic developments.

These demographic and economic factors resulted in a decline in fair value for certain of the Company's wireless licenses.

As a result of the valuation analysis discussed above, the fair value of the Company's wireless licenses determined in its 2009 annual impairment test increased by approximately 5% from its annual impairment test performed in September 2008 (as adjusted to reflect the effects of the Company's acquisitions and dispositions of wireless licenses during the period). As of the Company's 2009 annual impairment test, the fair value of its wireless licenses significantly exceeded their carrying value. The aggregate fair value of the Company's individual wireless licenses was $2,425.1 million, which when compared to their respective aggregate carrying value of $1,919.3 million, yielded significant excess fair value.

As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual operating wireless licenses was $2,388.5 million and $1,889.3 million, respectively. If the fair value of the Company's operating wireless licenses had declined by 10% in such impairment test, it would not have recognized any impairment loss. As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual non-operating wireless licenses was $36.6 million and $30.0 million, respectively. If the fair value of the Company's non-operating wireless licenses had declined by 10% in such impairment test, it would have recognized an impairment loss of approximately $1.7 million.

As of December 31, 2009, the Company evaluated whether any triggering events or changes in circumstances occurred subsequent to its 2009 annual impairment test of its wireless licenses that indicated that an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse change in legal factors or in the Company's business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of an asset group. Based upon this evaluation, the Company concluded that there had not been any triggering events or changes in circumstances that indicated that an impairment condition existed as of December 31, 2009.

Goodwill

The Company assesses its goodwill for impairment annually at the reporting unit level by applying a fair value test. This fair value test involves a two-step process. The first step is to compare the book value of the Company's net assets to its fair value. If the fair value is determined to be less than book value, a second step is performed to measure the amount of the impairment, if any.

In connection with the annual test in 2009, the Company based its determination of fair value primarily upon its average market capitalization for the month of August, plus a control premium. Average market capitalization is calculated based upon the average number of shares of Leap common stock outstanding during such month and the average closing price of Leap common stock during such month. The Company considered the month of August to be an appropriate period over which to measure average market capitalization in 2009 because trading prices during that period reflected market reaction to the Company's most recently announced financial and operating results, announced early in the month of August.

In conducting the annual impairment test during the third quarter of 2009, the Company applied a control premium of 30% to its average market capitalization. The Company believes that consideration of a control premium is customary in determining fair value, and is contemplated by the applicable accounting guidance. The Company believes that its consideration of a control premium was appropriate because its believes that its market capitalization does not fully capture the fair value of its business as a whole or the additional amount an assumed purchaser would pay to obtain a controlling interest in the Company. The Company determined the amount of the control premium as part of its third quarter 2009 testing based upon its relevant transactional experience, a review of recent comparable telecommunications transactions and an assessment of market, economic and other factors. Depending on the circumstances, the actual amount of any control premium realized in any transaction involving the Company could be higher or lower than the control premium the Company applied. Based upon the Company's annual impairment test conducted during the third quarter of 2009, it determined that no impairment existed.

The carrying value of the Company's goodwill was $430.1 million as of December 31, 2009. As of December 31, 2009, the Company evaluated whether any triggering events or changes in circumstances had occurred subsequent to its annual impairment test that would indicate an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse changes in legal factors or in the Company's business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit. Based upon this evaluation, the Company concluded that there had not been any triggering events or changes in circumstances that indicated an impairment condition existed as of December 31, 2009.

Since management's evaluation of the criteria more fully described above, the competition in markets in which the Company operates has continued to intensify. If this competition or other factors were to cause significant changes in the Company's actual or projected financial or operating performance, this could constitute a triggering event which would require it to perform an interim goodwill impairment test prior to its next annual impairment test, possibly as soon as the first quarter of 2010. If the first step of the interim impairment test were to indicate that a potential impairment existed, the Company would be required to perform the second step of the goodwill impairment test, which would require it to determine the fair value of its net assets and could require it to recognize a material non-cash impairment charge that could reduce all or a portion of the carrying value of its goodwill of $430.1 million.

Derivative Instruments and Hedging Activities

The Company historically entered into interest rate swap agreements with respect to the senior secured credit facilities under its former amended and restated credit agreement (the "Credit Agreement"). The Company entered into these derivative contracts to manage its exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. The Company did not use derivative instruments for trading or other speculative purposes. In connection with its issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, the Company terminated the Credit Agreement and repaid all amounts outstanding thereunder and, in connection therewith, unwound its associated interest rate swap agreements, as more fully described in Note 6. Accordingly, the Company no longer held interest rate swaps as of December 31, 2009.

The Company recorded all derivatives in other assets or other liabilities on its consolidated balance sheets at fair value. If the derivative was designated as a cash flow hedge and the hedging relationship qualified for hedge accounting, the effective portion of the change in fair value of the derivative was recorded in other comprehensive income (loss) and was recorded as interest expense when the hedged debt affected interest expense. The ineffective portion of the change in fair value of the derivative qualifying for hedge accounting and changes in the fair values of derivative instruments not qualifying for hedge accounting were recognized in interest expense in the period of the change.

At inception of the hedge and quarterly thereafter, the Company performed a quantitative and qualitative assessment to determine whether changes in the fair values or cash flows of the derivatives were deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicated that the derivative was no longer highly effective as a hedge, the Company discontinued hedge accounting and recognized all subsequent derivative gains and losses in results of operations.

Investments in Other Entities

The Company uses the equity method to account for investments in common stock of corporations in which it has a voting interest of between 20% and 50% or in which the Company otherwise has the ability to exercise significant influence, and in limited liability companies that maintain specific ownership accounts in which it has more than a minor but not greater than a 50% ownership interest. Under the equity method, the investment is originally recorded at cost and is adjusted to recognize the Company's share of net earnings or losses of the investee. The carrying value of the Company's equity method investee, in which it owns approximately 20% of the outstanding membership units, was $21.3 million and $17.4 million as of December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the Company's share of its equity method investee income was $3.9 million. During the years ended December 31, 2008 and 2007, the Company's share of its equity method investee losses was $0.3 million and $2.3 million, respectively.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, among other things, the performance of the investee in relation to its business plan, the investee's revenue and cost trends, liquidity and cash position, market acceptance of the investee's products or services, any significant news that has been released regarding the investee and the outlook for the overall industry in which the investee operates. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a reduction to the carrying value of its investment and a corresponding charge to the consolidated statements of operations.

Concentrations

The Company generally relies on one key vendor for billing services, a limited number of vendors for handset logistics, a limited number of vendors for its voice and data communications transport services and a limited number of vendors for payment processing services. Loss or disruption of these services could materially adversely affect the Company's business.

The Company does not have a national network, and it must pay fees to other carriers who provide it with roaming services which allow the Company's customers to roam on such carriers' networks. Currently, the Company relies on roaming agreements with several carriers for a majority of its roaming needs. If the Company were unable to obtain cost-effective roaming services for its customers in geographically desirable service areas, the Company's competitive position, business, financial condition and results of operations could be materially adversely affected.

Operating Leases

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The difference between rent expense and rent paid is recorded as deferred rent and is included in other long-term liabilities in the consolidated balance sheets. Rent expense totaled $234.8 million, $179.9 million and $129.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Asset Retirement Obligations

The Company recognizes an asset retirement obligation and an associated asset retirement cost when it has a legal obligation in connection with the retirement of tangible long-lived assets. These obligations arise from certain of the Company's leases and relate primarily to the cost of removing its equipment from such lease sites and restoring the sites to their original condition. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. The liability is initially recorded at its present value and is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is recorded in cost of service in the consolidated statements of operations. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in operating expenses in the consolidated statements of operations.

The following table summarizes the Company's asset retirement obligations as of and for the years ended December 31, 2009 and 2008 (in thousands):

	Year Ended December 31,	
	2009	2008
Asset retirement obligations, beginning of year	$16,997	$15,813
Liabilities incurred	7,434	3,079
Liabilities settled(1)	—	(3,048)
Accretion expense	1,888	1,153
Decommissioned sites	(570)	—
Asset retirement obligations, end of year	$25,749	$16,997

(1) The Company negotiated amendments to agreements that reduced its liability for the removal of equipment on certain of its cell sites at the end of the lease term, resulting in a reduction to its liability of $3.0 million in 2008.

Debt Issuance Costs

Debt issuance costs are amortized and recognized as interest expense under the effective interest method over the expected term of the related debt. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in other income (expense), net in the consolidated statements of operations. Unamortized debt issuance costs are recorded in other assets or as a reduction of the respective debt balance, as applicable, in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $151.2 million, $101.0 million and $63.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Share-Based Compensation

The Company accounts for share-based awards exchanged for employee services in accordance with the authoritative guidance for share-based payments. Under the guidance, share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee's requisite service period. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award. No share-based compensation was capitalized as part of inventory or fixed assets prior to or during 2009.

Income Taxes

The Company calculates income taxes in each of the jurisdictions in which it operates. This process involves calculating the current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss ("NOL") carryforwards, capital loss carryforwards and income tax credits.

The Company must then periodically assess the likelihood that its deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. The Company has substantial federal and state NOLs for income tax purposes. Under the Internal Revenue Code, subject to certain requirements, the Company may "carry forward" its federal NOLs for up to a 20-year period to offset future taxable income and reduce its income tax liability. For state income tax purposes, the NOL carryforward period ranges from five to 20 years. Included in the Company's deferred tax assets as of December 31, 2009 were federal NOL carryforwards of approximately \$1.5 billion (which begin to expire in 2022) and state NOL carryforwards of approximately \$1.5 billion (\$21.9 million of which will expire at the end of 2010). While these NOL carryforwards have a potential value of approximately \$570 million in tax savings, there is no assurance we will be able to realize such tax savings.

If the Company were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code and similar state provisions, at a time when its market capitalization was below a certain level, its ability to utilize these NOLs to offset future taxable income could be significantly limited. In general terms, a change in ownership can occur whenever there is a shift in the ownership of a company by more than 50 percentage points by one or more "5% stockholders" within a three-year period.

The determination of whether an ownership change has occurred is complex and requires significant judgment. If an ownership change for purposes of Section 382 were to occur, it could significantly limit the amount of NOL carryforwards that the Company could utilize on an annual basis, thus accelerating cash tax payments it would have to make and possibly causing these NOLs to expire before it could fully utilize them. As a result, any restriction on the Company's ability to utilize these NOL carryforwards could have a material impact on its future cash flows.

None of the Company's NOL carryforwards are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Any carryforwards that expire prior to utilization as a result of a Section 382 limitation will be removed from deferred tax assets with a corresponding reduction to valuation allowance. Since the Company currently maintains a full valuation allowance against its federal and state NOL carryforwards, it is not expected that any possible limitation would have a current impact on its net income.

To the extent the Company believes it is more likely than not that its deferred tax assets will not be recovered, it must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2009, the Company weighed the positive and negative factors with respect to this determination and, at this time, does not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of its deferred tax assets will be realized, except with respect to the realization of a \$2.0 million Texas Margins Tax ("TMT") credit. The Company will continue to closely monitor the positive and negative factors to assess whether it is required to continue to maintain a valuation allowance. At such time as the Company determines that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced or released in its entirety, with the corresponding benefit reflected in the Company's tax provision. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period when these assets are either sold or impaired for book purposes.

In accordance with the authoritative guidance for business combinations, which became effective for the Company on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

The Company's unrecognized income tax benefits and uncertain tax positions have not been material in any period. Interest and penalties related to uncertain tax positions are recognized by the Company as a component of income tax expense; however, such amounts have not been material in any period. All of the Company's tax years from 1998 to 2009 remain open to examination by federal and state taxing authorities. In July 2009, the federal examination of the Company's 2005 tax year was concluded and the results did not have a material impact on the consolidated financial statements.

The Company changed its tax accounting method for amortizing wireless licenses during the year ended December 31, 2007. Under the prior method, the Company began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, the Company generally begins amortizing wireless licenses for tax purposes on the date the wireless license is acquired. The new tax accounting method generally allows the Company to amortize wireless licenses for tax purposes at an earlier date and allows it to accelerate its tax deductions. At the same time, the new method increases the Company's income tax expense due to the deferred tax effect of accelerating amortization on wireless licenses. The Company has applied the new method as if it had been in effect for all of its prior tax periods, and the resulting increase to income tax expense of $28.9 million was recorded during the year ended December 31, 2007. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which the Company had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, $75.4 million of net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards and wireless license deferred tax assets. These net operating loss carryforwards and wireless license deferred tax assets can be used to offset future taxable income and reduce the amount of cash required to settle future tax liabilities.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted-average number of common shares outstanding during the period and the weighted-average number of dilutive common share equivalents outstanding during the period, using the treasury stock method and the if-converted method, where applicable. Dilutive common share equivalents are comprised of stock options, restricted stock awards, employee stock purchase rights and convertible senior notes.

Recent Accounting Pronouncements

In June 2009, the FASB revised the authoritative guidance for the consolidation of variable interest entities, which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. The revised authoritative guidance requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The revised guidance is not expected to have a material impact on the Company's consolidated financial statements.

In September 2009, the FASB revised the authoritative guidance for revenue arrangements with multiple deliverables, which will be effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. The revised guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The revised guidance retains the criteria of the superseded guidance for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, but eliminates the requirement that all undelivered elements must have vendor-specific objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement revenue that is attributable to items that already have been delivered. In addition, the revised guidance requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though the selling price of such deliverables may not be sold separately. As a result, the revised guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the previous requirements. The revised guidance is not expected to have a material impact on the Company's consolidated financial statements.

Note 3. Fair Value of Financial Instruments

The Company has categorized its assets and liabilities measured at fair value into a three-level hierarchy in accordance with the authoritative guidance for fair value measurements. Assets and liabilities measured at fair value using quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1; assets and liabilities measured at fair value using observable market-based inputs or unobservable inputs that are corroborated by market data for similar assets or liabilities are generally categorized as Level 2; and assets and liabilities measured at fair value using unobservable inputs that cannot be corroborated by market data are generally categorized as Level 3. The lowest level input that is significant to the fair value measurement of an asset or liability is used to categorize that asset or liability, as determined in the judgment of management. Assets and liabilities presented at fair value in the Company's consolidated balance sheets are generally categorized as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities. The Company did not have any Level 1 assets or liabilities as of December 31, 2009 or 2008.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's Level 2 assets and liabilities as of December 31, 2009 and 2008 included its cash equivalents, its short-term investments in obligations of the U.S. government and government agencies, a majority of its short-term investments in commercial paper and, as of December 31, 2008, its interest rate swaps.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Such assets and liabilities may have values determined using pricing models, discounted cash flow methodologies, or similar techniques, and include instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 asset as of December 31, 2009 and 2008 comprised its short-term investment in asset-backed commercial paper.

The following table sets forth by level within the fair value hierarchy the Company's assets and liabilities that were recorded at fair value as of December 31, 2009 and 2008 (in thousands). As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$—	$154,396	$ —	$154,396
Short-term investments	—	386,423	2,731	389,154
Total	$—	$540,819	$2,731	$543,550

	At Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$—	$331,268	$ —	$331,268
Short-term investments	—	236,893	1,250	238,143
Total	$—	$568,161	$1,250	$569,411
Liabilities:				
Interest rate swaps	$—	$(11,045)	$ —	$(11,045)
Total	$—	$(11,045)	$ —	$(11,045)

Cash equivalents in the tables above are reported as a component of cash and cash equivalents on the consolidated balance sheets.

The following table provides a summary of the changes in the fair value of the Company's Level 3 assets (in thousands).

	Year Ended December 31,	
	2009	2008
Beginning balance, January 1	$1,250	$16,200
Total gains (losses) (realized/unrealized):		
Included in net loss	$ 667	$(7,613)
Included in comprehensive loss	1,680	—
Settlements	(866)	(7,337)
Transfers in (out) of Level 3	—	—
Ending balance, December 31	$2,731	$ 1,250

The unrealized gains included in comprehensive loss in the table above are presented in accumulated other comprehensive income (loss) in the consolidated balance sheets. The realized gains (losses) included in net loss in the table above are presented in other expense, net in the consolidated statements of operations.

Cash Equivalents and Short-Term Investments

As of December 31, 2009 and 2008, all of the Company's short-term investments were debt securities with contractual maturities of less than one year and were classified as available-for-sale. The fair value of the Company's cash equivalents, short-term investments in obligations of the U.S. government and government agencies and a majority of its short-term investments in commercial paper is determined using observable market-based inputs for similar assets, which primarily include yield curves and time to maturity factors. Such investments are therefore considered to be Level 2 items. The fair value of the Company's investment in asset-backed commercial paper is determined using primarily unobservable inputs that cannot be corroborated by market data, primarily consisting of indicative bids from potential purchasers.

Available-for-sale securities were comprised as follows as of December 31, 2009 and 2008 (in thousands):

	As of December 31, 2009	
	Cost	Fair Value
Money markets and certificates of deposits	$ 81,432	$ 81,432
Commercial paper	108,955	108,952
Asset-backed commercial paper	1,051	2,731
U.S. government or government agency securities	350,402	350,435
	$541,840	$543,550

	As of December 31, 2008	
	Cost	Fair Value
Money markets and certificates of deposits	$161,319	$161,319
Commercial paper	125,850	125,866
Asset-backed commercial paper	1,250	1,250
U.S. government or government agency securities	280,596	280,976
	$569,015	$569,411

Interest Rate Swaps

As of December 31, 2008, the Company's interest rate swaps effectively fixed the London Interbank Offered Rate ("LIBOR") interest rate (subject to a LIBOR floor of 3.0% per annum under the Credit Agreement) on a portion of its floating rate debt under the Credit Agreement. The fair value of the Company's interest rate swaps was primarily determined using LIBOR spreads, which are significant observable inputs that can be corroborated, and therefore such swaps were considered to be Level 2 items. The guidance for fair value measurements states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness was considered in the fair value measurement of the interest rate swaps.

As more fully described in Note 6, the Company repaid all amounts outstanding under its Credit Agreement on June 5, 2009 and, in connection therewith, unwound its associated interest rate swap agreements. As of December 31, 2009, the Company had no interest rate swap agreements.

Long-Term Debt

The Company continues to report its long-term debt obligations at amortized cost; however, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's outstanding long-term debt is determined using quoted prices in active markets and was $2,715.7 million and $2,201.2 million as of December 31, 2009 and 2008, respectively.

Note 4. Supplementary Financial Information

Supplementary Balance Sheet Information (in thousands):

	As of December 31, 2009	As of December 31, 2008
Other current assets:		
Accounts receivable, net(1)	$ 37,456	$ 31,177
Prepaid expenses	21,109	19,367
Other	14,639	1,404
	$ 73,204	$ 51,948
Property and equipment, net:(2)		
Network equipment	$ 2,722,863	$1,911,173
Computer hardware and software	246,546	203,720
Construction-in-progress	303,167	574,773
Other	101,616	60,972
	3,374,192	2,750,638
Accumulated depreciation	(1,253,098)	(907,920)
	$ 2,121,094	$1,842,718
Intangible assets, net(3)		
Customer relationships	$ 7,347	$ 7,347
Trademarks	37,000	37,000
	44,347	44,347
Accumulated amortization customer relationships	(5,496)	(2,820)
Accumulated amortization trademarks	(14,316)	(11,673)
	$ 24,535	$ 29,854
Accounts payable and accrued liabilities:		
Trade accounts payable	$ 180,711	$ 201,843
Accrued payroll and related benefits	47,651	50,462
Other accrued liabilities	82,024	72,989
	$ 310,386	$ 325,294
Other current liabilities:		
Deferred service revenue(4)	$ 82,403	$ 62,998
Deferred equipment revenue(5)	28,218	20,614
Accrued sales, telecommunications, property and other taxes payable	33,712	32,799
Accrued interest	47,101	38,500
Other	5,213	7,091
	$ 196,647	$ 162,002

(1) Accounts receivable, net consists primarily of amounts billed to third-party dealers for handsets and accessories net of an allowance for doubtful accounts.

(2) As of December 31, 2009 and 2008, approximately $8.5 million of assets were held by the Company under capital lease arrangements. Accumulated amortization relating to these assets totaled $3.8 million and $3.2 million as of December 31, 2009 and 2008, respectively.

(3) Amortization expense for intangible assets, net for the years ended December 31, 2009, 2008 and 2007 was $5.3 million, $23.6 million and $33.7 million, respectively. Estimated amortization expense for intangible assets for 2010 is $4.1 million, for 2011 is $3.0 million, for 2012 is $2.7 million, for 2013 is $2.6 million, for 2014 is $2.6 million and is $9.5 million thereafter.

(4) Deferred service revenue consists primarily of cash received from customers in advance of their service period.

(5) Deferred equipment revenue relates to devices sold to third-party dealers.

Supplementary Cash Flow Information (in thousands):

	December 31,		
	2009	2008	2007
Supplementary disclosure of cash flow information:			
Cash paid for interest	$223,343	$178,880	$161,280
Cash paid for income taxes	$ 1,950	$ 1,914	$ 506
Supplementary disclosure of non-cash investing activities:			
Contribution of wireless licenses	$ —	$ —	$ 25,130
Supplementary disclosure of non-cash financing activities:			
Assets acquired through capital lease arrangements	$ —	$ —	$ 40,799

Note 5. Basic and Diluted Earnings (Loss) Per Share

Since the Company incurred losses for the years ended December 31, 2009, 2008 and 2007, 9.3 million, 9.1 million and 5.4 million common share equivalents, comprised of non-qualified stock options, restricted stock awards and convertible senior notes, were excluded in the computation of diluted earnings (loss) per share for those periods, respectively.

Note 6. Long-Term Debt

Long-term debt as of December 31, 2009 and 2008 was comprised of the following (in thousands):

	As of December 31,	
	2009	2008
Term loans under senior secured credit facilities	$ 18,096	$ 916,000
Unamortized deferred lender fees	—	(4,527)
Unsecured senior notes due 2014 and 2015	1,400,000	1,400,000
Unamortized premium on $350 million unsecured senior notes due 2014	15,111	17,552
Senior secured notes due 2016	1,100,000	—
Unamortized discount on $1,100 million senior secured notes due 2016	(39,889)	—
Convertible senior notes due 2014	250,000	250,000
	2,743,318	2,579,025
Current maturities of long-term debt	(8,000)	(13,000)
	$2,735,318	$2,566,025

Senior Secured Credit Facilities

Cricket Communications

In connection with its issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, as more fully described below, the Company repaid all principal amounts outstanding under its Credit Agreement, which amounted to approximately $875.3 million, together with accrued interest and related expenses, paid a prepayment premium of $17.5 million and paid $8.5 million in connection with the unwinding of associated interest rate swap agreements. In connection with such repayment, the Company terminated the Credit Agreement and the $200 million revolving credit facility thereunder. As a result of the termination of the Company's Credit Agreement, it recognized a $26.3 million loss on extinguishment of debt during the year ended December 31, 2009, which was comprised of the $17.5 million prepayment premium, $7.5 million of unamortized debt issuance costs and $1.3 million of unamortized accumulated other comprehensive loss associated with the Company's interest rate swaps.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans in an aggregate outstanding principal amount of approximately $18.1 million as of December 31, 2009. The loans bear interest at LIBOR plus the applicable margin (ranging from 2.70% to 6.33%). At December 31, 2009, the effective interest rate on the term loans was 5.0%.

In December 2009, LCW Operations amended the senior secured credit agreement to adjust the minimum consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"), financial covenant. In connection with the amendment, LCW Operations was required to make a $17 million principal payment and the maturity date was brought forward three months to March 2011. Outstanding borrowings under the senior secured credit agreement are due in quarterly installments of approximately $2 million with an aggregate final payment of approximately $10 million due in March 2011. LCW Wireless' working capital needs and debt service requirements are expected to be met through cash generated from its operations.

The obligations under the senior secured credit agreement are guaranteed by LCW Wireless and LCW License (a wholly owned subsidiary of LCW Operations) and are non-recourse to Leap, Cricket and their other subsidiaries. The obligations under the senior secured credit agreement are secured by substantially all of the present and future assets of LCW Wireless and its subsidiaries. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt or sell assets. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW Operations was in compliance with these covenants as of December 31, 2009.

Senior Notes

Unsecured Senior Notes Due 2014

In 2006, Cricket issued $750 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers, which were exchanged in 2007 for identical notes that had been registered with the Securities and Exchange Commission ("SEC"). In June 2007, Cricket issued an additional $350 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount, which were exchanged in June 2008 for identical notes that had been registered with the SEC. These notes are all treated as a single class and have identical terms. The $21 million premium the Company received in connection with the issuance of the second tranche of notes has been recorded in long-term debt in the consolidated financial statements and is being amortized as a reduction to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the $350 million of senior notes was 9.0%, which includes the effect of the premium amortization.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and 102.344% of the principal amount thereof if redeemed during the twelve months beginning on November 1, 2010 and 2011, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on November 1, 2012 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

Convertible Senior Notes Due 2014

In June 2008, Leap issued $250 million of unsecured convertible senior notes due 2014 in a private placement to institutional buyers. The notes bear interest at the rate of 4.50% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2009. The notes are Leap's general unsecured obligations and rank equally in right of payment with all of Leap's existing and future senior unsecured indebtedness and senior in right of payment to all indebtedness that is contractually subordinated to the notes. The notes are structurally subordinated to the existing and future claims of Leap's subsidiaries' creditors, including under the secured and unsecured senior notes described above and below. The notes are effectively junior to all of Leap's existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations.

Holders may convert their notes into shares of Leap common stock at any time on or prior to the third scheduled trading day prior to the maturity date of the notes, July 15, 2014. If, at the time of conversion, the applicable stock price of Leap common stock is less than or equal to approximately $93.21 per share, the notes will be convertible into 10.7290 shares of Leap common stock per $1,000 principal amount of the notes (referred to as the "base conversion rate"), subject to adjustment upon the occurrence of certain events. If, at the time of conversion, the applicable stock price of Leap common stock exceeds approximately $93.21 per share, the conversion rate will be determined pursuant to a formula based on the base conversion rate and an incremental share factor of 8.3150 shares per $1,000 principal amount of the notes, subject to adjustment.

Leap may be required to repurchase all outstanding notes in cash at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date if (1) any person acquires beneficial ownership, directly or indirectly, of shares of Leap's capital stock that would entitle the person to exercise 50% or more of the total voting power of all of Leap's capital stock entitled to vote in the election of directors, (2) Leap (i) merges or consolidates with or into any other person, another person merges with or into Leap, or Leap conveys, sells, transfers or leases all or substantially all of its assets to another person or (ii) engages in any recapitalization, reclassification or other transaction in which all or substantially all of Leap's common stock is exchanged for or converted into cash, securities or other property, in each case subject to limitations and excluding in the case of (1) and (2) any merger or consolidation where at least 90% of the consideration consists of shares of common stock traded on NYSE, ASE or NASDAQ, (3) a majority of the members of Leap's board of directors ceases to consist of individuals who were directors on the date of original issuance of the notes or whose election or nomination for election was previously approved by the board of directors, (4) Leap is liquidated or dissolved or holders of common stock approve any plan or proposal for its liquidation or dissolution or (5) shares of Leap common stock are not listed for trading on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors). Leap may not redeem the notes at its option.

In connection with the private placement of the convertible senior notes, the Company entered into a registration rights agreement with the initial purchasers of the notes in which the Company agreed, under certain circumstances, to use commercially reasonable efforts to cause a shelf registration statement covering the resale of the notes and the common stock issuable upon conversion of the notes to be declared effective by the SEC and to pay additional interest if such registration obligations were not performed. However, the Company's obligation to file, have declared effective or maintain the effectiveness of a shelf registration statement (and pay additional interest) is suspended to the extent and during the periods that the notes are eligible to be transferred without registration under the Securities Act of 1933, as amended (the "Securities Act") by a person who is not an affiliate of the Company (and has not been an affiliate for the 90 days preceding such transfer) pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions. The Company did not issue any of the convertible senior notes to any of its affiliates. As a result, in June 2009 following the first anniversary of the issue date, the notes became eligible to be transferred without registration pursuant to Rule 144 without any volume or manner of sale restrictions, and on July 2, 2009, the restrictive transfer legends were removed from the notes. Accordingly, the Company has no further obligation to pay additional interest on the notes.

Unsecured Senior Notes Due 2015

In June 2008, Cricket issued $300 million of 10.0% unsecured senior notes due 2015 in a private placement to institutional buyers. The notes bear interest at the rate of 10.0% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2009. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to July 15, 2011, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.0% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to July 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at July 15, 2012 plus (2) all remaining required interest payments due on such notes through July 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after July 15, 2012, at a redemption price of 105.0% and 102.5% of the principal amount thereof if redeemed during the twelve months beginning on July 15, 2012 and 2013, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on July 15, 2014 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

In connection with the private placement of these senior notes, the Company entered into a registration rights agreement with the initial purchasers of the notes in which the Company agreed, under certain circumstances, to use its reasonable best efforts to offer registered notes in exchange for the notes or to cause a shelf registration statement covering the resale of the notes to be declared effective by the SEC and to pay additional interest if such registration obligations were not performed. However, the Company's obligation to file, have declared effective or maintain the effectiveness of a registration statement for an exchange offer or a shelf registration statement (and pay additional interest) is only triggered to the extent that the notes are not eligible to be transferred without registration under the Securities Act by a person who is not an affiliate of the Company (and has not been an affiliate for the 90 days preceding such transfer) pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions. The Company did not issue any of the senior notes to any of its affiliates. As a result, in June 2009 following the first anniversary of the issue date, the notes became eligible to be transferred without registration pursuant to Rule 144 without any volume or manner of sale restrictions, and on July 2, 2009 the restrictive transfer legends were removed from the notes. Accordingly, the Company has no further obligation to pay additional interest on the notes.

Senior Secured Notes Due 2016

On June 5, 2009, Cricket issued $1,100 million of 7.75% senior secured notes due 2016 in a private placement to institutional buyers at an issue price of 96.134% of the principal amount, which notes were exchanged in December 2009 for identical notes that had been registered with the SEC. The $42.5 million discount to the net proceeds the Company received in connection with the issuance of the notes has been recorded in long-term debt in the condensed consolidated financial statements and is being accreted as an increase to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the notes was 8.0%, which includes the effect of the discount accretion.

The notes bear interest at the rate of 7.75% per year, payable semi-annually in cash in arrears, which interest payments commenced in November 2009. The notes are guaranteed on a senior secured basis by Leap and each of its direct and indirect existing domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) and any future wholly owned domestic restricted subsidiary that guarantees any indebtedness of Cricket or a guarantor of the notes. The notes and the guarantees are Leap's,

Cricket's and the guarantors' senior secured obligations and are equal in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated indebtedness.

The notes and the guarantees are effectively senior to all of Leap's, Cricket's and the guarantors' existing and future unsecured indebtedness (including Cricket's $1.4 billion aggregate principal amount of unsecured senior notes and, in the case of Leap, Leap's $250 million aggregate principal amount of convertible senior notes), as well as to all of Leap's, Cricket's and the guarantors' obligations under any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the collateral securing the senior secured notes and the guarantees.

The notes and the guarantees are secured on a *pari passu* basis with all of Leap's, Cricket's and the guarantors' obligations under any permitted parity lien debt that may be incurred in the future. Leap, Cricket and the guarantors are permitted to incur debt under existing and future secured credit facilities in an aggregate principal amount outstanding (including the aggregate principal amount outstanding of the senior secured notes) of up to the greater of $1,500 million and 3.5 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters through December 31, 2010, stepping down to 3.0 times such consolidated cash flow for any such debt incurred after December 31, 2010 but on or prior to December 31, 2011, and to 2.5 times such consolidated cash flow for any such debt incurred after December 31, 2011.

The notes and the guarantees are effectively junior to all of Leap's, Cricket's and the guarantors' obligations under any permitted priority debt that may be incurred in the future (up to the lesser of 0.30 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters and $300 million in aggregate principal amount outstanding), to the extent of the value of the collateral securing such permitted priority debt, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

The notes and the guarantees are secured on a first-priority basis, equally and ratably with any future parity lien debt, by liens on substantially all of the present and future personal property of Leap, Cricket and the guarantors, except for certain excluded assets and subject to permitted liens (including liens on the collateral securing any future permitted priority debt).

Prior to May 15, 2012, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to May 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, and additional interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at May 15, 2012 plus (2) all remaining required interest payments due on such notes through May 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after May 15, 2012, at a redemption price of 105.813%, 103.875% and 101.938% of the principal amount thereof if redeemed during the twelve months beginning on May 15, 2012, 2013 and 2014, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on May 15, 2015 or thereafter, plus accrued and unpaid interest, and additional interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities (other than a transaction where immediately after such transaction Leap will be a wholly owned subsidiary of a person of which no person or group is the beneficial owner of 35% of more of such a person's voting stock), a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, and additional interest, if any, thereon to the repurchase date.

In connection with the private placement of the notes, the Company entered into a registration rights agreement with the purchasers in which the Company agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. The Company must use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provided that additional interest would accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. The Company filed a Registration Statement on Form S-4 with the SEC on October 15, 2009 pursuant to this registration rights agreement, the registration statement was declared effective on November 9, 2009 and the exchange offer was consummated on December 11, 2009. Accordingly, the Company has no obligation to pay additional interest on the notes.

The aggregate maturities of the Company's long-term debt obligations, excluding the effects of premium amortization on its $350 million of 9.375% unsecured senior notes due 2014 and discount accretion on its $1,100 million of 7.75% senior secured notes due 2016, are as follows:

Years Ended December 31:	
2010	$ 8,000
2011	10,096
2012	—
2013	—
2014	1,350,000
Thereafter	1,400,000
	$2,768,096

Note 7. Income Taxes

The components of the Company's income tax provision are summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Current provision:			
Federal	$ —	$ —	$ (422)
State	2,445	2,660	1,704
	2,445	2,660	1,282
Deferred provision:			
Federal	36,537	32,415	37,736
State	1,627	3,895	(3,094)
	38,164	36,310	34,642
	$40,609	$38,970	$35,924

A reconciliation of the amounts computed by applying the statutory federal income tax rate to income before income taxes to the amounts recorded in the consolidated statements of operations is summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Amounts computed at statutory federal rate	$ (69,073)	$(38,217)	$(13,496)
Non-deductible expenses	865	2,474	2,910
State income tax expense (benefit), net of federal income tax impact	3,218	5,603	(950)
Net tax expense related to joint venture	1,384	2,375	1,337
Change in valuation allowance	104,215	66,735	46,123
	$ 40,609	$ 38,970	$ 35,924

The components of the Company's deferred tax assets (liabilities) are summarized as follows (in thousands):

	As of December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 559,912	$ 390,463
Wireless licenses	33,780	17,913
Capital loss carryforwards	1,510	1,621
Reserves and allowances	16,006	13,002
Share-based compensation	31,053	16,685
Deferred charges	39,583	35,254
Investments and deferred tax on unrealized losses	9,669	19,158
Other	7,630	12,831
Gross deferred tax assets	699,143	506,927
Deferred tax liabilities:		
Intangible assets	(12,903)	(10,012)
Property and equipment	(151,868)	(80,437)
Other	(513)	—
Net deferred tax assets	533,859	416,478
Valuation allowance	(531,826)	(414,030)
Other deferred tax liabilities:		
Wireless licenses	(236,409)	(205,474)
Goodwill	(13,540)	(11,093)
Investment in joint ventures	(6,398)	(2,692)
Net deferred tax liabilities	$(254,314)	$(216,811)

Deferred tax assets (liabilities) are reflected in the accompanying consolidated balance sheets as follows (in thousands):

	As of December 31,	
	2009	2008
Current deferred tax assets (included in other current assets)	$ 5,198	$ 820
Long-term deferred tax liabilities	(259,512)	(217,631)
	$(254,314)	$(216,811)

Except with respect to the $2.0 million and $2.4 million TMT credit outstanding as of December 31, 2009 and 2008, respectively, the Company established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance is based on available evidence, including the Company's historical operating losses. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period. Since it has recorded a valuation allowance against the majority of its deferred tax assets, the Company carries a net deferred tax liability on its balance sheet. During the year ended December 31, 2009, the Company recorded a $117.8 million increase to its valuation allowance, which primarily consisted of $104.2 million and $8.5 million related to the impact of 2009 federal and state taxable losses, respectively. During the year ended December 31, 2008, the Company recorded a $129.7 million increase to its valuation allowance, which primarily consisted of $66.7 million and $6.8 million related to the impact of 2008 federal and state taxable losses, respectively, and $43.9 million attributable to a claim filed with the Internal Revenue Service ("IRS") in 2008 for additional tax deductions that was sustained during IRS examination.

At December 31, 2009, the Company estimated it had federal NOL carryforwards of approximately $1.5 billion (which begin to expire in 2022) and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010). In addition, the Company had federal capital loss carryforwards of approximately $4.0 million (which begin to expire in 2012). Included in the Company's federal and state net operating loss carryforwards are $28.7 million of losses which, when utilized, will increase additional paid-in capital by approximately $10.9 million.

In accordance with the authoritative guidance for business combinations, which became effective for the Company on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

Note 8. Stockholders' Equity

Common Stock Offering

In June 2009, the Company completed the sale of an aggregate of 7,000,000 shares of Leap common stock in an underwritten public offering. In connection with the offering, the Company received net proceeds of approximately $263.7 million, which were recorded in additional paid-in capital in the Company's consolidated balance sheet.

Warrants

On March 23, 2009, Leap issued 309,460 shares of common stock, $.0001 par value per share, upon the exercise in full of warrants to purchase 600,000 shares of Leap common stock at an exercise price of $16.83 per share pursuant to the "net issuance" provisions of the warrants. The shares were issued to the holder of the warrants, who acquired the warrants in 2004. Leap did not receive any cash proceeds in connection with the issuance of the shares.

Note 9. Share-Based Compensation

The Company allows for the grant of stock options, restricted stock awards and deferred stock units to employees, independent directors and consultants under its 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (the "2004 Plan") and its 2009 Employment Inducement Equity Incentive Plan (the "2009 Plan"). As of December 31, 2009, a total of 9,600,000 aggregate shares of common stock were reserved for issuance under the 2004 Plan and 2009 Plan, of which 1,157,562 shares of common stock were available for future awards. Certain of the Company's stock options and restricted stock awards include both a service condition and a performance condition that relates only to the timing of vesting. These stock options and restricted stock awards generally vest in full five years from the grant date. These awards also provide for the possibility of annual accelerated performance-based vesting of a portion of the awards if the Company achieves specified performance conditions. In addition, the Company has granted stock options and restricted stock awards that vest periodically over a fixed term, usually four years. These awards do not contain any performance conditions. Share-based awards also generally provide for accelerated vesting if there is a change in control (as defined in the 2004 Plan and the 2009 Plan) and, in some cases, if additional conditions are met. The stock options are exercisable for up to ten years from the grant date. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. No share-based compensation expense has been capitalized as part of inventory or fixed assets.

Stock Options

The estimated fair value of the Company's stock options is determined using the Black-Scholes model. All stock options were granted with an exercise price equal to the fair value of the common stock on the grant date. The weighted-average grant date fair value of employee stock options granted during the years ended December 31, 2009 and 2008 was $14.83 and $22.28 per share, respectively, which was estimated using the following weighted-average assumptions:

	As of December 31,	
	2009	2008
Expected volatility	54%	51%
Expected term (in years)	5.75	6.0
Risk-free interest rate	2.15%	2.80%
Expected dividend yield	—	—

The determination of the fair value of stock options using an option valuation model is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. The volatility assumption is based on a combination of the historical volatility of the Company's common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with the Company's historical volatility because of the lack of sufficient relevant history for the Company's common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates at the end of the period in which the grant occurred appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by the Company.

A summary of the Company's stock option award activity as of and for the years ended December 31, 2009 and 2008 is as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	
Options outstanding at December 31, 2007	3,374	$45.12	8.28	$28,419
Options exercisable at December 31, 2007	270	$38.71	7.85	$ 3,370
Options granted	1,392	$43.61		
Options forfeited	(129)	48.75		
Options exercised	(229)	27.03		
Options outstanding at December 31, 2008	4,408	$45.48	8.04	$ 679
Options exercisable at December 31, 2008	1,004	$34.44	6.61	$ 213
Options granted	791	$28.74		
Options forfeited	(228)	44.30		
Options exercised	(35)	28.38		
Options outstanding at December 31, 2009	4,936	$42.97	7.08	$ 247
Options exercisable at December 31, 2009	1,596	$40.15	6.16	$ —

As share-based compensation expense under the authoritative guidance for share-based payments is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2009, total unrecognized compensation cost related to unvested stock options was $45.0 million, which is expected to be recognized over a weighted-average period of 2.4 years.

Upon option exercise, the Company issues new shares of common stock. Cash received from stock option exercises was $1.0 million and $6.2 million during the years ended December 31, 2009 and 2008, respectively. The Company did not recognize any income tax benefits from stock option exercises as it continues to record a valuation allowance on its deferred tax assets, as more fully described in Note 7. The total intrinsic value of stock options exercised was $0.1 million during the year ended December 31, 2009.

Restricted Stock

Under guidance for share-based payments, the fair value of the Company's restricted stock awards is based on the grant date fair value of the Company's common stock. Prior to 2009, all restricted stock awards were granted with a purchase price of $0.0001 per share. During 2009, all restricted stock awards were granted with no purchase price. The weighted-average grant date fair value of the restricted stock awards was $41.17 and $48.60 per share during the years ended December 31, 2009 and 2008, respectively.

A summary of the Company's restricted stock award activity as of and for the years ended December 31, 2009 and 2008 is as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Restricted stock awards outstanding at December 31, 2007	1,405	$42.70
Shares issued	593	43.13
Shares forfeited	(49)	50.94
Shares vested	(572)	28.25
Restricted stock awards outstanding at December 31, 2008	1,377	48.60
Shares issued	627	27.76
Shares forfeited	(98)	43.46
Shares vested	(175)	50.33
Restricted stock awards outstanding at December 31, 2009	1,731	$41.17

The following table summarizes information about restricted stock awards that vested during the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Fair value on vesting date of vested restricted stock awards	$3,912	$24,104	$10,525

At December 31, 2009, total unrecognized compensation cost related to unvested restricted stock awards was $42.5 million, which is expected to be recognized over a weighted-average period of 2.4 years.

The terms of the restricted stock grant agreements allow the Company to repurchase unvested shares at the option, but not the obligation, of the Company for a period of sixty days, commencing ninety days after the employee has a termination event. If the Company elects to repurchase all or any portion of the unvested shares, it may do so at the original purchase price per share.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "ESP Plan") allows eligible employees to purchase shares of common stock during a specified offering period. The purchase price is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period for the purchase of shares under the ESP Plan, subject to certain limitations. A total of 800,000 shares of common stock were reserved for issuance under the ESP Plan, and a total of 531,607 shares remained available for issuance under the ESP Plan as of December 31, 2009. The most recent offering period under the ESP Plan was from July 1, 2009 through December 31, 2009.

Deferred Stock Units

Under the guidance for share-based payments, the fair value of the Company's deferred stock units is based on the grant date fair value of the common stock. No deferred stock units were granted during the years ended December 31, 2009, 2008 or 2007.

Allocation of Share-Based Compensation Expense

Total share-based compensation expense related to all of the Company's share-based awards for the years ended December 31, 2009, 2008 and 2007 was allocated as follows (in thousands, except per share data):

	Year Ended December 31,		
	2009	2008	2007
Cost of service	$ 3,546	$ 3,060	$ 2,156
Selling and marketing expenses	6,264	4,580	3,330
General and administrative expenses	32,903	27,575	23,853
Share-based compensation expense	$42,713	$35,215	$29,339
Share-based compensation expense per share:			
Basic	$ 0.59	$ 0.52	$ 0.44
Diluted	$ 0.59	$ 0.52	$ 0.44

Note 10. Employee Savings and Retirement Plan

The Company's 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company's contributions were approximately $4,819,000, $2,796,000 and $1,571,0000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 11. Significant Acquisitions and Dispositions

In April 2008, the Company completed the purchase of Hargray Communications Group's wireless subsidiary, Hargray Wireless, LLC ("Hargray Wireless"), for $31.2 million, including acquisition-related costs of $0.7 million. Hargray Wireless owned a 15 MHz wireless license covering approximately 0.7 million potential customers and operated a wireless business in Georgia and South Carolina. The acquisition was accounted for under the purchase method of accounting and the Company recorded goodwill of approximately $4.3 million.

In March 2009, the Company completed its exchange of certain wireless spectrum with MetroPCS Communications, Inc. ("MetroPCS"). Under the spectrum exchange agreement, the Company acquired an additional 10 MHz of spectrum in San Diego, Fresno, Seattle and certain other Washington and Oregon markets, and MetroPCS acquired an additional 10 MHz of spectrum in Dallas-Ft. Worth, Shreveport-Bossier City, Lakeland-Winter Haven, Florida and certain other northern Texas markets. The carrying values of the wireless licenses transferred to MetroPCS under the spectrum exchange agreement were $45.6 million, and the Company recognized a net gain of approximately $4.4 million upon the closing of the transaction.

On June 19, 2009, the Company completed its purchase of certain wireless spectrum. Under the associated license purchase agreement, the Company acquired an additional 10 MHz of spectrum in St. Louis for $27.2 million.

On January 8, 2010, the Company contributed certain non-operating wireless licenses in West Texas with a carrying value of approximately $2.4 million to a joint venture in exchange for an 8.8% ownership interest in the joint venture.

On February 22, 2010, the Company entered into an asset purchase and contribution agreement with various entities doing business as Pocket, pursuant to which it and Pocket agreed to contribute substantially all of their wireless spectrum and operating assets in South Texas to a joint venture controlled by the Company. The Company will own approximately 76% of the joint venture and Pocket will own approximately 24%. Immediately prior to the closing the Company will purchase specified assets from Pocket for approximately $38 million in cash, which assets will also be contributed to the joint venture. Following the closing, Pocket will have the right to put, and the Company will have the right to call, all of Pocket's membership interests in the joint venture (which rights will generally be exercisable by either party after 3½ years). In addition, in the event of a change of control of Leap, Pocket will be obligated to sell to the Company all of its membership interests in the joint venture. The closing of the transaction is subject to customary closing conditions, including the consent of the FCC.

Note 12. Arrangements with Variable Interest Entities

As described in Note 2, the Company consolidates its interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and the Company will absorb a majority of their expected losses. LCW Wireless, Denali and their respective subsidiaries are not guarantors of the Company's secured and unsecured senior notes, and the carrying amount and classification of their assets and liabilities is presented in Note 14. Both entities offer (through wholly owned subsidiaries) Cricket service and, accordingly, are generally subject to the same risks in conducting operations as the Company.

On January 1, 2009, the Company adopted the provisions of the authoritative guidance for noncontrolling interests. The guidance changed the accounting treatment and classification with respect to certain ownership interests held by the Company in LCW Wireless and Denali. As a result of the adoption of the guidance, the Company has not allocated losses to certain of its minority partners, but rather has recorded accretion (or mark-to-market) charges to bring its minority partners' interests to their estimated redemption values at each reporting period. In addition, the Company now classifies these accretion charges as a component of consolidated net income (loss) available to its common stockholders rather than as a component of net income (loss). Although the accounting treatment for certain of these interests has been modified, the Company continues to classify these noncontrolling interests in the mezzanine section of the consolidated balance sheets in accordance with the authoritative guidance for distinguishing liabilities from equity. The cumulative impact to the Company's consolidated financial statements as a result of the adoption of the guidance for noncontrolling interests resulted in a $9.2 million reduction to stockholders equity, a $5.8 million reduction to deferred tax liabilities and a $15.0 million increase to redeemable noncontrolling interests (formerly referred to as minority interests) as of December 31, 2008. The Company has retrospectively applied the guidance for noncontrolling interests to all prior periods.

Arrangements with LCW Wireless

The membership interests in LCW Wireless are held as follows: Cricket holds a 70.7% non-controlling membership interest; CSM Wireless, LLC ("CSM") holds a 23.9% non-controlling membership interest; WLPCS Management, LLC ("WLPCS") holds a 1.9% controlling membership interest; and the remaining membership interests are held by employees of LCW Wireless. As of December 31, 2009, Cricket's equity contributions to LCW totaled $51.8 million.

Limited Liability Company Agreement

Under the amended and restated limited liability company agreement of LCW Wireless, LLC ("LCW LLC Agreement"), WLPCS has the option to put its entire membership interest in LCW Wireless to Cricket for a purchase price not to exceed $3.8 million during a 30-day period commencing on the earlier to occur of August 9, 2010 and the date of a sale of all or substantially all of the assets, or the liquidation, of LCW Wireless. If the put option is exercised, the consummation of this sale will be subject to FCC approval. The Company has recorded this obligation to WLPCS, including related accretion charges using the effective interest method, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $2.9 million and $2.6 million, respectively.

Under the LCW LLC Agreement, CSM also has the option, during specified periods, to put its entire membership interest in LCW Wireless to Cricket in exchange for either cash, Leap common stock, or a combination thereof, as determined by Cricket at its discretion, for a purchase price calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap's enterprise value divided by its EBITDA and applied to LCW Wireless' adjusted EBITDA to impute an enterprise value and equity value to LCW Wireless. The Company has recorded this obligation to CSM, including related accretion charges to bring the underlying membership units to their estimated redemption value, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $21 million and $26.0 million, respectively.

Effective as of August 31, 2009, CSM exercised this put right. Pursuant to the LCW LLC Agreement, the purchase price for the put has been calculated on a pro rata basis using the appraised value of LCW Wireless, subject to certain adjustments. Based on the resulting appraised value of LCW Wireless, the put price, as adjusted, is estimated to be approximately $21 million. The Company intends to satisfy the put price in cash and completion of this transaction is subject to customary closing conditions.

Line of Credit Agreement

In connection with the amendment to the senior secured credit agreement more fully described in Note 6, LCW Wireless entered into a line of credit agreement with Cricket, whereby Cricket agreed to lend to LCW Wireless a maximum of $5 million during the 30-day period immediately preceding the senior secured credit agreement maturity date of March 2011.

Management Agreement

Cricket and LCW Wireless are party to a management services agreement, pursuant to which LCW Wireless has the right to obtain management services from Cricket in exchange for a monthly management fee based on Cricket's costs of providing such services plus a mark-up for administrative overhead.

Other

LCW Wireless' working capital requirements have been satisfied to date through the members' initial equity contributions, third party debt financing and cash provided by operating activities. Leap, Cricket and their wholly owned subsidiaries are not required to provide financial support to LCW Wireless.

Arrangements with Denali

Cricket and Denali Spectrum Manager, LLC ("DSM") formed Denali as a joint venture to participate (through a wholly owned subsidiary) in FCC Auction #66. Cricket owns an 82.5% non-controlling membership interest and DSM owns a 17.5% controlling membership interest in Denali. As of December 31, 2009, Cricket's equity contributions to Denali totaled $83.6 million.

Limited Liability Company Agreement

Under the amended and restated limited liability company agreement of Denali, DSM may offer to sell its entire membership interest in Denali to Cricket in April 2012 and each year thereafter for a purchase price equal to DSM's equity contributions in cash to Denali, plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval. The Company has recorded this obligation to DSM, including related accretion charges using the effective interest method, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $47.7 million and $43.3 million, respectively.

Senior Secured Credit Agreement

Cricket entered into a senior secured credit agreement with Denali and its subsidiaries to fund the payment to the FCC for the AWS license acquired by Denali in Auction #66 and to fund a portion of the costs of the construction and operation of the wireless network using such license. As of December 31, 2009, borrowings under the credit agreement totaled $527.9 million, including borrowings under the build-out sub-facility of $304.5 million. The build-out sub-facility had been increased to $334.5 million as of December 31, 2009, approximately $30.0 million of which was unused at such date, and with respect to which Leap's board of directors has authorized management to increase to $394.5 million. The Company does not anticipate making any future increases to the size of the build-out sub-facility beyond the amount authorized by Leap's board of directors. Additional funding requests would be subject to approval by Leap's board of directors. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest is due in April 2021. Outstanding principal and accrued interest are amortized in quarterly installments commencing April 2017.

Management Agreement

Cricket and Denali Spectrum License, LLC, a wholly owned subsidiary of Denali ("Denali License"), are party to a management services agreement, pursuant to which Cricket is to provide management services to Denali License and its subsidiaries in exchange for a monthly management fee based on Cricket's costs of providing such services plus overhead.

The Company is currently discussing with DSM differences between the parties regarding the financial performance and expected long-term value of the joint venture. Although the Company continues to engage in discussions with DSM in hopes of resolving these differences, the Company may not be successful in doing so. If the Company is not successful in resolving these matters, the Company may seek to purchase all or a portion of DSM's interest in the joint venture. Alternatively, as the controlling member of Denali, DSM could seek to terminate the management services agreement and/or trademark license between Denali and Cricket and obtain management services from a third party, or it could take other actions that the Company believes could negatively impact Denali's business. Any transition to another party of the services the Company currently provides could significantly disrupt the joint venture's business, negatively impact its financial and operational performance and result in significant expenses for the Company's business.

Values of Redeemable Noncontrolling Interests

The following table provides a summary of the changes in value of the Company's redeemable noncontrolling interests (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Beginning balance, January 1	$71,879	$61,868	$33,981
Accretion of redeemable noncontrolling interests, before tax	(247)	8,588	23,572
Noncontrolling interest contributions	—	1,423	4,315
Ending balance, December 31	$71,632	$71,879	61,868

Note 13. Commitments and Contingencies

As more fully described below, the Company is involved in a variety of lawsuits, claims, investigations and proceedings concerning intellectual property, securities, commercial and other matters. Due in part to the growth and expansion of its business operations, the Company has become subject to increased amounts of litigation, including disputes alleging intellectual property infringement.

The Company believes that any damage amounts alleged in the matters discussed below are not necessarily meaningful indicators of its potential liability. The Company determines whether it should accrue an estimated loss for a contingency in a particular legal proceeding by assessing whether a loss is deemed probable and can be reasonably estimated. The Company reassesses its views on estimated losses on a quarterly basis to reflect the impact of any developments in the matters in which it is involved.

Legal proceedings are inherently unpredictable, and the matters in which the Company is involved often present complex legal and factual issues. The Company vigorously pursues defenses in legal proceedings and engages in discussions where possible to resolve these matters on favorable terms. The Company's policy is to recognize legal costs as incurred. It is possible, however, that the Company's business, financial condition and results of operations in future periods could be materially adversely affected by increased litigation expense, significant settlement costs and/or unfavorable damage awards.

Patent Litigation

Freedom Wireless

On December 10, 2007, the Company was sued by Freedom Wireless, Inc. ("Freedom Wireless"), in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 5,722,067 entitled "Security Cellular Telecommunications System," U.S. Patent No. 6,157,823 entitled "Security Cellular Telecommunications System," and U.S. Patent No. 6,236,851 entitled "Prepaid Security Cellular Telecommunications System." Freedom Wireless alleged that its patents claim a novel cellular system that enables subscribers of prepaid services to both place and receive cellular calls without dialing access codes or using modified telephones. The complaint sought unspecified monetary damages, increased damages under 35 U.S.C. § 284 together with interest, costs and attorneys' fees, and an injunction. On September 3, 2008, Freedom Wireless amended its infringement contentions to assert that the Company's Cricket unlimited voice service, in addition to its Jump® Mobile and Cricket by Week™ services, infringes claims under the patents at issue. On January 19, 2009, the Company and Freedom Wireless entered into an agreement to settle this lawsuit and agreed to enter into a license agreement which will provide Freedom Wireless with royalties on certain of the Company's products and services. Pursuant to the terms of the settlement, an arbitration hearing was held on December 15, 2009 to finalize the terms of the settlement and license agreements. The decision of the arbitrator is pending.

DNT

On May 1, 2009, the Company was sued by DNT LLC ("DNT") in the United States District Court for the Eastern District of Virginia, Richmond Division, for alleged infringement of U.S. Reissued Patent No. RE37,660 entitled "Automatic Dialing System." DNT alleges that the Company uses, encourages the use of, sells, offers for sale and/or imports voice and data service and wireless modem cards for computers designed to be used in conjunction with cellular networks and that such acts constitute both direct and indirect infringement of DNT's patent. DNT alleges that the Company's infringement is willful, and the complaint seeks an injunction against further infringement, unspecified damages (including enhanced damages) and attorneys' fees. On July 23, 2009, the Company filed an answer to the complaint as well as counterclaims. On December 14, 2009, DNT's patent was determined to be invalid in a case it brought against another wireless provider. That other case was settled and dismissed on February 11, 2010, but the stay in the Company's matter with DNT has not yet been formally lifted.

Digital Technology Licensing

On April 21, 2009, the Company and certain other wireless carriers (including Hargray Wireless, a company which Cricket acquired in April 2008 and which was merged with and into Cricket in December 2008) were sued by Digital Technology Licensing LLC ("DTL") in the United States District Court for the Southern District of New York, for alleged infringement of U.S. Patent No. 5,051,799 entitled "Digital Output Transducer." DTL alleges that the Company and Hargray Wireless sell and/or offer to sell Bluetooth® devices or digital cellular telephones, including Kyocera and Sanyo telephones, and that such acts constitute direct and/or indirect infringement of DTL's patent. DTL further alleges that the Company and Hargray Wireless directly and/or indirectly infringe its patent by providing cellular telephone service and by using and inducing others to use a patented digital cellular telephone system by using cellular telephones, Bluetooth devices, and cellular telephone infrastructure made by companies such as Kyocera and Sanyo. DTL alleges that the asserted infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), attorneys' fees, and expenses. On January 5, 2010, this matter was stayed, pending final resolution of another case that DTL brought against another wireless provider in which it alleges infringement of the patent that is at issue in our matter. This other case is not yet set for trial.

On The Go

On February 22, 2010, a matter brought against the Company by On The Go, LLC ("OTG") was dismissed with prejudice. The Company and certain other wireless carriers were sued by OTG in the United States District Court for the Northern District of Illinois, Eastern Division, on July 9, 2009, for alleged infringement of U.S. Patent No. 7,430,554 entitled "Method and System For Telephonically Selecting, Addressing, and Distributing Messages." OTG's complaint alleged that the Company directly and indirectly infringes OTG's patent by making, offering for sale, selling, providing, maintaining, and supporting the Company's PAYGo prepaid mobile telephone service and system. The complaint sought injunctive relief and unspecified damages, including interest and costs.

DownUnder Wireless

On November 20, 2009, the Company and a number of other parties were sued by DownUnder Wireless, LLC, or DownUnder, in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 6,741,215 entitled "Inverted Safety Antenna for Personal Communications Devices." DownUnder alleges that the Company uses, sells, and offers to sell wireless communication devices, including PCD, Cal-Comp, and Motorola devices, comprising a housing, a microphone, a speaker earpiece, a user interface mounted in an upright orientation on the communication device, and a transmitting antenna, where the transmitting antenna is mounted in a lower portion of the housing, and further the housing defines an obtuse angle between the top of the upper housing portion and the bottom of the lower housing portion of the devices, and that such acts constitute direct and indirect infringement of DownUnder's patent. DownUnder alleges that the Company's infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), and attorneys' fees. The Company filed an answer to the complaint on February 19, 2010.

American Wireless Group

On October 29, 2009, the Company settled two matters referred to as the AWG and Whittington Lawsuits, and the matters have been dismissed.

The Whittington Lawsuit refers to a lawsuit brought on December 31, 2002 by several members of American Wireless Group, LLC ("AWG") against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleged that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party's claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, plus costs and expenses. Plaintiffs contended that the named defendants were the controlling group that was responsible for Leap's alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim.

The AWG Lawsuit refers to a related action to the action described above brought in June 2003 by AWG in the Circuit Court of the First Judicial District of Hinds County, Mississippi against the same individual defendants named in the Whittington Lawsuit. The complaint generally set forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses.

Securities and Derivative Litigation

Leap is a nominal defendant in two shareholder derivative suits and a consolidated securities class action lawsuit. As indicated further below, the Company has entered into discussions to settle the derivative suits and has reached an agreement in principle to settle the class action.

The two shareholder derivative suits purport to assert claims on behalf of Leap against certain of its current and former directors and officers. One of the shareholder derivative lawsuits was filed in the California Superior Court for the County of San Diego on November 13, 2007 and the other shareholder derivative lawsuit was filed in the United States District Court for the Southern District of California on February 7, 2008. The state action was stayed on August 22, 2008 pending resolution of the federal action. The plaintiff in the federal action filed an amended complaint on September 12, 2008 asserting, among other things, claims for alleged breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, and proxy violations based on the November 9, 2007 announcement that the Company was restating certain of its financial statements, claims alleging breach of fiduciary duty based on the September 2007 unsolicited merger proposal from MetroPCS and claims alleging illegal insider trading by certain of the individual defendants. The derivative complaints seek a judicial determination that the claims may be asserted derivatively on behalf of Leap, and unspecified damages, equitable and/or injunctive relief, imposition of a constructive trust, disgorgement, and attorney's fees and costs. Leap and the individual defendants have filed motions to dismiss the amended federal complaint. On September 29, 2009, the district court granted Leap's motion to dismiss the derivative complaint for failure to plead that a presuit demand on Leap's board was excused. The plaintiff has until March 12, 2010 to file an amended complaint. The Company has entered into discussions to settle the derivative suits, although no assurances can be given that it will be successful in doing so.

Leap and certain current and former officers and directors, and Leap's independent registered public accounting firm, PricewaterhouseCoopers LLP, also have been named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of California which consolidated several securities class action lawsuits initially filed between September 2007 and January 2008. Plaintiffs allege that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5, and Section 20(a) of the Exchange Act. The consolidated complaint alleges that the defendants made false and misleading statements about Leap's internal controls, business and financial results, and customer count metrics. The claims are based primarily on the November 9, 2007 announcement that the Company was restating certain of its financial statements and statements made in its August 7, 2007 second quarter 2007 earnings release. The lawsuit seeks, among other relief, a determination that the alleged claims may be asserted on a class-wide basis and unspecified damages and attorney's fees and costs. On January 9, 2009, the federal court granted defendants' motions to dismiss the complaint for failure to state a claim. On February 23, 2009, defendants were served with an amended complaint which does not name PricewaterhouseCoopers LLP or any of Leap's outside directors. Leap and the remaining individual defendants have moved to dismiss the amended complaint.

The parties have reached an agreement in principle to settle the class action. The settlement is contingent on court approval and provides for, among other things, dismissal of the lawsuits with prejudice, the granting of broad releases of the defendants, and a payment to the plaintiffs of $13.75 million, which would include payment of any attorneys' fees for plaintiffs' counsel. The Company anticipates that the entire settlement amount will be paid by its insurers. On February 18, 2010, the lead plaintiff filed a motion seeking preliminary approval by the court of the settlement and approval of a form of notice to potential settlement class members.

Department of Justice Inquiry

On January 7, 2009, the Company received a letter from the Civil Division of the United States Department of Justice (the "DOJ"). In its letter, the DOJ alleges that between approximately 2002 and 2006, the Company failed to comply with certain federal postal regulations that required it to update customer mailing addresses in exchange for receiving certain bulk mailing rate discounts. As a result, the DOJ has asserted that the Company violated the False Claims Act (the "FCA") and is therefore liable for damages. On November 18, 2009, the DOJ presented the Company with a calculation that single damages in this matter were $2.7 million for a period from June 2003 through June 2006, which amount may be trebled under the FCA. The FCA also provides for statutory penalties, which the DOJ has previously asserted could total up to $11,000 per mailing. The DOJ had also previously asserted as an alternative theory of liability that the Company is liable on a basis of unjust enrichment for estimated single damages.

Other Litigation

In addition to the matters described above, the Company is often involved in certain other claims, including disputes alleging intellectual property infringement, which arise in the ordinary course of business and seek monetary damages and other relief. Based upon information currently available to the Company, none of these other claims is expected to have a material adverse effect on the Company's business, financial condition or results of operations.

Indemnification Agreements

From time to time, the Company enters into indemnification agreements with certain parties in the ordinary course of business, including agreements with manufacturers, licensors and suppliers who provide it with equipment, software and technology that it uses in its business, as well as with purchasers of assets, lenders, lessors and other vendors. Indemnification agreements are generally entered into in commercial and other transactions in an attempt to allocate potential risk of loss.

Capital and Operating Leases

The Company has entered into non-cancelable operating lease agreements to lease its administrative and retail facilities, and sites for towers, equipment and antennae required for the operation of its wireless network. These leases typically include renewal options and escalation clauses, some of which escalation clauses are based on the consumer price index. In general, site leases have five- to ten- year initial terms with four five-year renewal options. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases, including renewals that are reasonably assured, and future minimum capital lease payments in effect at December 31, 2009 (in thousands):

Years Ended December 31:	Capital Leases	Operating Leases
2010	$ 2,466	$ 235,517
2011	2,466	230,981
2012	2,466	231,621
2013	2,466	231,810
2014	2,466	230,792
Thereafter	1,526	688,311
Total minimum lease payments	$13,856	$1,849,032
Less amount representing interest	(1,571)	
Present value of minimum lease payments	$12,285	

Tower Provider Commitments

The Company has entered into master lease agreements with certain national tower vendors. These agreements generally provide for discounts, credits or incentives if the Company reaches specified lease commitment levels. If the commitment levels under the agreements are not achieved, the Company may be obligated to pay remedies for shortfalls in meeting these levels. These remedies would have the effect of increasing the Company's rent expense.

Outstanding Letters of Credit and Surety Bonds

As of December 31, 2009 and 2008, the Company had approximately $10.5 million and $9.6 million, respectively, of letters of credit outstanding, which were collateralized by restricted cash, related to contractual commitments under certain of its administrative facility leases and surety bond programs and its workers' compensation insurance program. The restricted cash collateralizing the letters of credit outstanding is reported in both restricted cash, cash equivalents and short-term investments and other long-term assets in the consolidated balance sheets.

As of December 31, 2009 and 2008, the Company had approximately $5.5 million and $5.0 million, respectively, of surety bonds outstanding to guarantee the Company's performance with respect to certain of its contractual obligations.

Note 14. Guarantor Financial Information

Of the $2,500 million of senior notes issued by Cricket (the "Issuing Subsidiary"), $1,100 million comprise unsecured senior notes due 2014, $300 million comprise unsecured senior notes due 2015 and $1,100 million comprise senior secured notes due 2016. The notes are jointly and severally guaranteed on a full and unconditional basis by Leap (the "Guarantor Parent Company") and Cricket License Company, LLC, a wholly owned subsidiary of Cricket (the "Guarantor Subsidiary"). Cricket Licensee I, LLC and Cricket Licensee (2007), LLC, which were formerly guarantors of the notes, were merged with and into Cricket Licensee (Reauction), LLC on December 31, 2009, which constituted a reorganization of entities under common control, and in connection with such merger, Cricket Licensee (Reauction), LLC changed its name to Cricket License Company, LLC.

The indentures governing these notes limit, among other things, the Guarantor Parent Company's, Cricket's and the Guarantor Subsidiary's ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with affiliates; and make acquisitions or merge or consolidate with another entity.

Consolidating financial information of the Guarantor Parent Company, the Issuing Subsidiary, the Guarantor Subsidiary, and Leap's consolidated joint ventures and total consolidated Leap and subsidiaries as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is presented below. The equity method of accounting is used to account for ownership interests in subsidiaries, where applicable.

Consolidating Balance Sheet as of December 31, 2009 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Assets						
Cash and cash equivalents	$ 66	$ 160,834	$ —	$ 14,099	$ —	$ 174,999
Short-term investments	—	386,423	—	2,731	—	389,154
Restricted cash, cash equivalents and short-term investments	2,231	1,625	—	10	—	3,866
Inventories	—	102,883	—	5,029	—	107,912
Deferred charges	—	38,872	—	—	—	38,872
Other current assets	83	69,009	—	3,619	493	73,204
Total current assets	2,380	759,646	—	25,488	493	788,007
Property and equipment, net	2	1,853,898	—	267,194	—	2,121,094
Investments in and advances to affiliates and consolidated subsidiaries	1,965,842	2,233,669	86,405	7,381	(4,293,297)	—
Wireless licenses	—	7,889	1,580,174	333,910	—	1,921,973
Assets held for sale	—	—	2,381	—	—	2,381
Goodwill	—	430,101	—	—	—	430,101
Intangible assets, net	—	24,535	—	—	—	24,535
Other assets	6,663	74,558	—	2,409	—	83,630
Total assets	$1,974,887	$5,384,296	$1,668,960	$ 636,382	$(4,292,804)	$5,371,721
Liabilities and Stockholders' Equity						
Accounts payable and accrued liabilities	$ 16	$ 303,520	$ —	$ 6,850	$ —	$ 310,386
Current maturities of long-term debt	—	—	—	8,000	—	8,000
Intercompany payables	29,194	347,468	—	19,416	(396,078)	—
Other current liabilities	5,147	172,202	—	18,803	495	196,647
Total current liabilities	34,357	823,190	—	53,069	(395,583)	515,033
Long-term debt	250,000	2,475,222	—	714,640	(704,544)	2,735,318
Deferred tax liabilities	—	259,512	—	—	—	259,512
Other long-term liabilities	—	90,233	—	9,463	—	99,696
Total liabilities	284,357	3,648,157	—	777,172	(1,100,127)	3,609,559
Redeemable noncontrolling interests	—	23,981	—	47,651	—	71,632
Stockholders' equity (deficit)	1,690,530	1,712,158	1,668,960	(188,441)	(3,192,677)	1,690,530
Total liabilities and stockholders' equity	$1,974,887	$5,384,296	$1,668,960	$ 636,382	$(4,292,804)	$5,371,721

Consolidating Balance Sheet as of December 31, 2008 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Assets						
Cash and cash equivalents	$ 27	$ 333,119	$ —	$ 24,562	$ —	$ 357,708
Short-term investments	—	236,893	—	1,250	—	238,143
Restricted cash, cash equivalents and short-term investments	1,611	3,129	—	40	—	4,780
Inventories	—	97,512	—	1,574	—	99,086
Deferred charges	—	27,207	—	—	—	27,207
Other current assets	83	50,915	—	2,062	(1,112)	51,948
Total current assets	1,721	748,775	—	29,488	(1,112)	778,872
Property and equipment, net	2	1,586,346	—	256,370	—	1,842,718
Investments in and advances to affiliates and consolidated subsidiaries	1,892,457	2,169,293	79,001	9,227	(4,149,978)	—
Wireless licenses	—	7,889	1,501,632	332,277	—	1,841,798
Assets held for sale	—	—	45,569	—	—	45,569
Goodwill	—	430,101	—	—	—	430,101
Intangible assets, net	—	29,854	—	—	—	29,854
Other assets	8,043	72,434	—	3,468	—	83,945
Total assets	$1,902,223	$5,044,692	$1,626,202	$630,830	$(4,151,090)	$5,052,857
Liabilities and Stockholders' Equity						
Accounts payable and accrued liabilities	$ 20	$ 297,461	$ —	$ 27,813	$ —	$ 325,294
Current maturities of long-term debt	—	9,000	—	4,000	—	13,000
Intercompany payables	33,714	343,257	—	23,687	(400,658)	—
Other current liabilities	5,813	150,919	—	6,382	(1,112)	162,002
Total current liabilities	39,547	800,637	—	61,882	(401,770)	500,296
Long-term debt	250,000	2,281,525	—	524,007	(489,507)	2,566,025
Deferred tax liabilities	—	217,631	—	—	—	217,631
Other long-term liabilities	—	78,861	—	5,489	—	84,350
Total liabilities	289,547	3,378,654	—	591,378	(891,277)	3,368,302
Redeemable noncontrolling interests	—	28,610	—	43,269	—	71,879
Stockholders' equity (deficit)	1,612,676	1,637,428	1,626,202	(3,817)	(3,259,813)	1,612,676
Total liabilities and stockholders' equity	$1,902,223	$5,044,692	$1,626,202	$630,830	$(4,151,090)	$5,052,857

Consolidating Statement of Operations for the Year Ended December 31, 2009 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Revenues:						
Service revenues	$ —	$2,010,578	$ —	$ 133,208	$ 43	$2,143,829
Equipment revenues	—	220,651	—	18,682	—	239,333
Other revenues	—	7,630	89,022	1,761	(98,413)	—
Total revenues	—	2,238,859	89,022	153,651	(98,370)	2,383,162
Operating expenses:						
Cost of service (exclusive of items shown separately below)	—	646,429	—	53,224	(90,647)	609,006
Cost of equipment	—	495,367	—	65,895	—	561,262
Selling and marketing	—	363,321	—	48,243	—	411,564
General and administrative	8,728	314,486	910	42,051	(7,723)	358,452
Depreciation and amortization	—	367,927	—	42,770	—	410,697
Impairment of assets	—	—	639	—	—	639
Total operating expenses	8,728	2,187,530	1,549	252,183	(98,370)	2,351,620
Gain (loss) on sale or disposal of assets	—	(4,718)	4,426	(126)	—	(418)
Operating income (loss)	(8,728)	46,611	91,899	(98,658)	—	31,124
Equity in net loss of consolidated subsidiaries	(242,607)	(92,552)	—	—	335,159	—
Equity in net income of investee	—	3,946	—	—	—	3,946
Interest income	24,455	88,562	—	2,537	(111,748)	3,806
Interest expense	(12,612)	(225,578)	—	(83,947)	111,748	(210,389)
Other income, net	—	469	—	—	—	469
Loss on extinguishment of debt	—	(26,310)	—	—	—	(26,310)
Income (loss) before income taxes	(239,492)	(204,852)	91,899	(180,068)	335,159	(197,354)
Income tax expense	—	(40,609)	—	—	—	(40,609)
Net income (loss)	(239,492)	(245,461)	91,899	(180,068)	335,159	(237,963)
Accretion of redeemable noncontrolling interests, net of tax	—	2,854	—	(4,383)	—	(1,529)
Net income (loss) attributable to common stockholders	$(239,492)	$ (242,607)	$91,899	$(184,451)	$ 335,159	$ (239,492)

Consolidating Statement of Operations for the Year Ended December 31, 2008 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Revenues:						
Service revenues	$ —	$1,658,293	$ —	$ 50,808	$ —	$1,709,101
Equipment revenues	—	245,403	—	4,358	—	249,761
Other revenues	—	66	72,509	—	(72,575)	—
Total revenues	—	1,903,762	72,509	55,166	(72,575)	1,958,862
Operating expenses:						
Cost of service (exclusive of items shown separately below)	—	519,226	—	41,213	(72,141)	488,298
Cost of equipment	—	454,620	—	10,802	—	465,422
Selling and marketing	—	271,261	—	23,656	—	294,917
General and administrative	4,821	300,662	905	25,737	(434)	331,691
Depreciation and amortization	27	322,529	—	8,892	—	331,448
Impairment of assets	—	—	177	—	—	177
Total operating expenses	4,848	1,868,298	1,082	110,300	(72,575)	1,911,953
Gain (loss) on sale or disposal of assets	—	(1,483)	1,274	—	—	(209)
Operating income (loss)	(4,848)	33,981	72,701	(55,134)	—	46,700
Equity in net loss of consolidated subsidiaries	(151,898)	(45,896)	—	—	197,794	—
Equity in net loss of investee	—	(298)	—	—	—	(298)
Interest income	12,549	62,456	—	2,512	(62,946)	14,571
Interest expense	(6,371)	(180,604)	—	(34,230)	62,946	(158,259)
Other income (expense), net	367	(7,492)	—	—	—	(7,125)
Income (loss) before income taxes	(150,201)	(137,853)	72,701	(86,852)	197,794	(104,411)
Income tax expense	—	(11,192)	(27,778)	—	—	(38,970)
Net income (loss)	(150,201)	(149,045)	44,923	(86,852)	197,794	(143,381)
Accretion of redeemable noncontrolling interests, net of tax	—	(2,853)	—	(3,967)	—	(6,820)
Net income (loss) attributable to common stockholders	$(150,201)	$ (151,898)	$ 44,923	$ (90,819)	$197,794	$ (150,201)

Consolidating Statement of Operations for the Year Ended December 31, 2007 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Revenues:						
Service revenues	$ —	$1,360,801	$ —	$ 34,866	$ —	$1,395,667
Equipment revenues	—	230,457	—	4,679	—	235,136
Other revenues	—	38	54,424	—	(54,462)	—
Total revenues	—	1,591,296	54,424	39,545	(54,462)	1,630,803
Operating expenses:						
Cost of service (exclusive of items shown separately below)	—	424,022	—	14,494	(54,388)	384,128
Cost of equipment	—	392,062	—	13,935	—	405,997
Selling and marketing	—	196,811	—	9,402	—	206,213
General and administrative	4,988	259,316	132	7,174	(74)	271,536
Depreciation and amortization	87	293,599	—	8,515	—	302,201
Impairment of assets	—	383	985	—	—	1,368
Total operating expenses	5,075	1,566,193	1,117	53,520	(54,462)	1,571,443
Gain (loss) on sale or disposal of assets	—	(349)	1,251	—	—	902
Operating income (loss)	(5,075)	24,754	54,558	(13,975)	—	60,262
Equity in net loss of consolidated subsidiaries	(75,187)	(11,052)	—	—	86,239	—
Equity in net loss of investee	—	(2,309)	—	—	—	(2,309)
Interest income	38	63,024	—	985	(35,108)	28,939
Interest expense	—	(122,043)	—	(34,296)	35,108	(121,231)
Other expense, net	(75)	(6,076)	—	(31)	—	(6,182)
Income (loss) before income taxes	(80,299)	(53,702)	54,558	(47,317)	86,239	(40,521)
Income tax expense	—	(19,400)	(16,524)	—	—	(35,924)
Net income (loss)	(80,299)	(73,102)	38,034	(47,317)	86,239	(76,445)
Accretion of redeemable noncontrolling interests, net of tax	—	(2,085)	—	(1,769)	—	(3,854)
Net income (loss) attributable to common stockholders	$(80,299)	$ (75,187)	$ 38,034	$(49,086)	$ 86,239	$ (80,299)

Consolidating Statement of Cash Flows for the Year Ended December 31, 2009 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Operating activities:						
Net cash provided by (used in) operating activities	$ 39	$ 357,564	$	$ (73,107)	$ (179)	$ 284,317
Investing activities:						
Purchases of and change in prepayments for purchases of property and equipment	—	(648,330)	—	(45,504)	—	(693,834)
Purchases of and deposits for wireless licenses and spectrum clearing costs	—	(33,807)	—	(1,549)	—	(35,356)
Proceeds from sale of wireless licenses and operating assets	—	2,965	—	—	—	2,965
Purchases of investments	—	(883,173)	—	—	—	(883,173)
Sales and maturities of investments	—	733,268	—	—	—	733,268
Investments in and advances to affiliates and consolidated subsidiaries	(267,105)	—	—	—	267,105	—
Other	—	58	—	280	—	338
Net cash used in investing activities	(267,105)	(829,019)	—	(46,773)	267,105	(875,792)
Financing activities:						
Proceeds from issuance of long-term debt	—	1,057,474	—	—	—	1,057,474
Issuance of related party debt	—	(130,000)	—	130,000	—	—
Repayment of long-term debt	—	(877,500)	—	(20,404)	—	(897,904)
Payment of debt issuance costs	—	(16,200)	—	—	—	(16,200)
Capital contributions, net	267,105	267,105	—	—	(267,105)	267,105
Noncontrolling interest distribution	—	—	—	(179)	179	—
Other	—	(1,709)	—	—	—	(1,709)
Net cash provided by (used in) financing activities	267,105	299,170	—	109,417	(266,926)	408,766
Net increase (decrease) in cash and cash equivalents	39	(172,285)	—	(10,463)	—	(182,709)
Cash and cash equivalents at beginning of period	27	333,119	—	24,562	—	357,708
Cash and cash equivalents at end of period	$ 66	$ 160,834	$—	$ 14,099	$ —	$ 174,999

Consolidating Statement of Cash Flows for the Year Ended December 31, 2008 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Operating activities:						
Net cash provided by (used in) operating activities	$ 1,033	$ 355,576	—	$ (5,885)	$ (78)	$ 350,646
Investing activities:						
Acquisition of a business, net of cash acquired	—	(31,217)	—	—	—	(31,217)
Purchases of and change in prepayments for purchases of property and equipment	—	(622,008)	—	(179,546)	—	(801,554)
Purchases of and deposits for wireless licenses and spectrum clearing costs	—	(75,780)	—	(2,671)	—	(78,451)
Return of deposit for wireless licenses	—	70,000	—	—	—	70,000
Purchases of investments	—	(598,015)	—	—	—	(598,015)
Sales and maturities of investments	—	521,168	—	11,300	—	532,468
Investments in and advances to affiliates and consolidated subsidiaries	(7,885)	—	—	—	7,885	—
Purchase of membership units of equity method investment	—	(1,033)	—	—	—	(1,033)
Other	(19)	(2,502)	—	345	—	(2,176)
Net cash used in investing activities	(7,904)	(739,387)	—	(170,572)	7,885	(909,978)
Financing activities:						
Proceeds from issuance of long-term debt	242,500	293,250	—	—	—	535,750
Issuance of related party debt	(242,500)	74,025	—	168,475	—	—
Repayment of long-term debt	—	(9,000)	—	(1,500)	—	(10,500)
Payment of debt issuance costs	(1,049)	(6,609)	—	—	—	(7,658)
Capital contributions, net	7,885	7,885	—	—	(7,885)	7,885
Noncontrolling interest distribution	—	—	—	(78)	78	—
Other	—	(41,774)	—	—	—	(41,774)
Net cash provided by financing activities	6,836	317,777	—	166,897	(7,807)	483,703
Net decrease in cash and cash equivalents	(35)	(66,034)	—	(9,560)	—	(75,629)
Cash and cash equivalents at beginning of period	62	399,153	—	34,122	—	433,337
Cash and cash equivalents at end of period	$ 27	$ 333,119	$—	$ 24,562	$ —	$ 357,708

Consolidating Statement of Cash Flows for the Year Ended December 31, 2007 (in thousands):

	Guarantor Parent Company	Issuing Subsidiary	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Operating activities:						
Net cash provided by (used in) operating activities	$(1,166)	$ 312,990	$—	$(16,168)	$ 20,525	$ 316,181
Investing activities:						
Purchases of and change in prepayments for purchases of property and equipment	—	(463,389)	—	(28,550)	—	(491,939)
Purchases of and deposits for wireless licenses and spectrum clearing costs	—	(5,744)	—	452	—	(5,292)
Proceeds from sale of wireless licenses and operating assets	—	9,500	—	—	—	9,500
Purchases of investments	—	(642,513)	—	—	—	(642,513)
Sales and maturities of investments	—	530,956	—	—	—	530,956
Investments in and advances to affiliates and consolidated subsidiaries	(9,690)	(4,706)	—	—	9,690	(4,706)
Purchase of membership units of equity method investment	—	(18,955)	—	—	—	(18,955)
Other	1,022	(426)	—	(375)	—	221
Net cash used in investing activities	(8,668)	(595,277)	—	(28,473)	9,690	(622,728)
Financing activities:						
Proceeds from issuance of long-term debt	—	370,480	—	—	—	370,480
Issuance of related party debt	—	(6,000)	—	6,000	—	—
Repayment of long-term debt	—	(9,000)	—	—	—	(9,000)
Payment of debt issuance costs	—	(7,757)	—	(8)	—	(7,765)
Capital contributions, net	9,690	9,690	—	29,405	(30,215)	18,570
Other	—	(5,213)	—	—	—	(5,213)
Net cash provided by financing activities	9,690	352,200	—	35,397	(30,215)	367,072
Net increase (decrease) in cash and cash equivalents	(144)	69,913	—	(9,244)	—	60,525
Cash and cash equivalents at beginning of period	206	329,240	—	43,366	—	372,812
Cash and cash equivalents at end of period	$ 62	$ 399,153	$—	$ 34,122	$ —	$ 433,337

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Cricket Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholder's equity present fairly, in all material respects, the financial position of Cricket Communications, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 11, to the consolidated financial statements, the company changed the manner in which it accounts for noncontrolling interests in a subsidiary in 2009.

/s/ PricewaterhouseCoopers LLP
San Diego, California
February 26, 2010

CRICKET COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 174,933	$ 357,681
Short-term investments	389,154	238,143
Restricted cash, cash equivalents and short-term investments	1,635	3,169
Due from Leap Wireless International, Inc., net	18,012	21,185
Inventories	107,912	99,086
Deferred charges	38,872	27,207
Other current assets	73,121	51,865
Total current assets	803,639	798,336
Property and equipment, net	2,121,092	1,842,716
Wireless licenses	1,921,973	1,841,798
Assets held for sale	2,381	45,569
Goodwill	430,101	430,101
Intangible assets, net	24,535	29,854
Other assets	76,976	75,905
Total assets	$5,380,697	$5,064,279
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$ 310,370	$ 325,274
Current maturities of long-term debt	8,000	13,000
Other current liabilities	191,500	156,189
Total current liabilities	509,870	494,463
Long-term debt	2,485,318	2,316,025
Long-term debt due to Leap Wireless International, Inc.	242,500	242,500
Deferred tax liabilities	259,512	217,631
Other long-term liabilities	99,696	84,350
Total liabilities	3,596,896	3,354,969
Redeemable noncontrolling interests	71,632	71,879
Commitments and contingencies (Note 12)		
Stockholder's equity:		
Common stock — authorized 1,000 shares, $.0001 par value; 100 shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Additional paid-in capital	2,148,201	1,839,320
Accumulated deficit	(437,045)	(195,967)
Accumulated other comprehensive income (loss)	1,013	(5,922)
Total stockholder's equity	1,712,169	1,637,431
Total liabilities and stockholder's equity	$5,380,697	$5,064,279

See accompanying notes to consolidated financial statements.

CRICKET COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Service revenues	$2,143,829	$1,709,101	$1,395,667
Equipment revenues	239,333	249,761	235,136
Total revenues	2,383,162	1,958,862	1,630,803
Operating expenses:			
Cost of service (exclusive of items shown separately below)	609,006	488,298	384,128
Cost of equipment	561,262	465,422	405,997
Selling and marketing	411,564	294,917	206,213
General and administrative	349,724	326,870	266,548
Depreciation and amortization	410,697	331,421	302,114
Impairment of assets	639	177	1,368
Total operating expenses	2,342,892	1,907,105	1,566,368
Gain (loss) on sale or disposal of assets	(418)	(209)	902
Operating income	39,852	51,548	65,337
Equity in net income (loss) of investee	3,946	(298)	(2,309)
Interest income	3,601	14,551	28,901
Interest expense	(197,777)	(151,887)	(121,231)
Related party interest expense	(24,250)	(12,529)	—
Other income (expense), net	469	(7,492)	(6,107)
Loss on extinguishment of debt	(26,310)	—	—
Loss before income taxes	(200,469)	(106,107)	(35,409)
Income tax expense	(40,609)	(38,970)	(35,924)
Net loss	(241,078)	(145,077)	(71,333)
Accretion of redeemable noncontrolling interests, net of tax	(1,529)	(6,820)	(3,854)
Net loss attributable to common stockholder	$ (242,607)	$ (151,897)	$ (75,187)

See accompanying notes to consolidated financial statements.

CRICKET COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net loss	$ (241,078)	$(145,077)	$ (71,333)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Share-based compensation expense	42,713	35,215	29,339
Depreciation and amortization	410,697	331,420	302,114
Accretion of asset retirement obligations	1,888	1,153	1,666
Non-cash interest items, net	8,357	13,057	(4,425)
Non-cash loss on extinguishment of debt	8,805	—	669
Deferred income tax expense	38,164	36,310	34,642
Impairment of assets	639	177	1,368
Impairment of short-term investments	—	7,538	5,440
(Gain) loss on sale or disposal of assets	418	209	(902)
Gain on extinguishment of asset retirement obligations	—	—	(6,089)
Equity in net (income) loss of investee	(3,946)	298	2,309
Changes in assets and liabilities:			
Inventories and deferred charges	(20,491)	(60,899)	24,977
Other assets	(18,674)	(20,281)	31,161
Accounts payable and accrued liabilities	5,678	81,783	(52,881)
Other liabilities	50,488	75,838	18,692
Net cash provided by operating activities	283,658	356,741	316,747
Investing activities:			
Acquisition of a business, net of cash acquired	—	(31,217)	—
Purchases of property and equipment	(699,525)	(795,678)	(504,770)
Change in prepayments for purchases of property and equipment	5,691	(5,876)	12,831
Purchases of and deposits for wireless licenses and spectrum clearing costs	(35,356)	(78,451)	(5,292)
Return of deposit for wireless licenses	—	70,000	—
Proceeds from sale of wireless licenses and operating assets	2,965	—	9,500
Purchases of investments	(883,173)	(598,015)	(642,513)
Sales and maturities of investments	733,268	532,468	530,956
Purchase of noncontrolling interest	—	—	(4,706)
Purchase of membership units of equity method investment	—	(1,033)	(18,955)
Change in restricted cash	958	(8,236)	(200)
Net cash used in investing activities	(875,172)	(916,038)	(623,149)
Financing activities:			
Proceeds from issuance of long-term debt	1,057,474	535,750	370,480
Repayment of long-term debt	(897,904)	(10,500)	(9,000)
Payment of debt issuance costs	(16,200)	(7,658)	(7,765)
Noncontrolling interest contributions	—	—	8,880
Capital contributions, net	267,105	7,885	9,690
Other	(1,709)	(41,774)	(5,213)
Net cash provided by financing activities	408,766	483,703	367,072
Net increase (decrease) in cash and cash equivalents	(182,748)	(75,594)	60,670
Cash and cash equivalents at beginning of period	357,681	433,275	372,605
Cash and cash equivalents at end of period	$ 174,933	$ 357,681	$ 433,275

See accompanying notes to consolidated financial statements.

CRICKET COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(In thousands)

	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	1,768,458	20,443	1,786	1,790,687
Components of comprehensive loss:				
Net loss	—	(71,333)	—	(71,333)
Net unrealized holding losses on investments	—	—	(70)	(70)
Unrealized losses on derivative instruments	—	—	(10,391)	(10,391)
Comprehensive loss				(81,794)
Share-based compensation expense	29,227	—	—	29,227
Accretion of redeemable noncontrolling interests, net of tax	(3,854)	—	—	(3,854)
Capital contributions	9,690	—	—	9,690
Balance at December 31, 2007	1,803,521	(50,890)	(8,675)	1,743,956
Components of comprehensive loss:				
Net loss	—	(145,077)	—	(145,077)
Net unrealized holding gains on investments, net of tax	—	—	273	273
Unrealized losses on derivative instruments	—	—	(1,471)	(1,471)
Swaplet amortization on derivative instruments, net of tax	—	—	3,951	3,951
Comprehensive loss				(142,324)
Share-based compensation expense	34,734	—	—	34,734
Accretion of redeemable noncontrolling interests, net of tax	(6,820)	—	—	(6,820)
Capital contributions	7,885	—	—	7,885
Balance at December 31, 2008	1,839,320	(195,967)	(5,922)	1,637,431
Components of comprehensive loss:				
Net loss	—	(241,078)	—	(241,078)
Net unrealized holding gains on investments, net of tax	—	—	816	816
Swaplet amortization and reclassification of losses included in earnings on derivative instruments, including tax effect	—	—	6,119	6,119
Comprehensive loss				(234,143)
Share-based compensation expense	43,306	—	—	43,306
Accretion of redeemable noncontrolling interests, net of tax	(1,529)	—	—	(1,529)
Capital contributions	267,104	—	—	267,104
Balance at December 31, 2009	$2,148,201	$(437,045)	$ 1,013	$1,712,169

See accompanying notes to consolidated financial statements.

Note 1. The Company

Cricket Communications, Inc. ("Cricket"), a Delaware corporation and wholly owned subsidiary of Leap Wireless International, Inc. ("Leap"), together with its subsidiaries, is a wireless communications carrier that offers digital wireless services in the United States under the "Cricket®" brand. Cricket service offerings provide customers with unlimited wireless services for a flat rate without requiring a fixed-term contract or a credit check. The Company's primary service is Cricket Wireless, which offers customers unlimited wireless voice and data services for a flat monthly rate. Cricket service is also offered in Oregon by LCW Wireless Operations, LLC ("LCW Operations"), a wholly owned subsidiary of LCW Wireless, LLC ("LCW Wireless"), and in the upper Midwest by Denali Spectrum Operations, LLC ("Denali Operations"), an indirect wholly owned subsidiary of Denali Spectrum, LLC ("Denali"). LCW Wireless and Denali are designated entities under Federal Communications Commission ("FCC") regulations. Cricket owns an indirect 70.7% non-controlling interest in LCW Operations through a 70.7% non-controlling interest in LCW Wireless, and owns an indirect 82.5% non-controlling interest in Denali Operations through an 82.5% non-controlling interest in Denali. Cricket and its subsidiaries, including LCW Wireless and Denali, are collectively referred to herein as the "Company."

Note 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from management's estimates.

On January 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB's") authoritative guidance for noncontrolling interests, which defines a noncontrolling interest in a consolidated subsidiary as "the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent" and requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet subject to the provisions of the authoritative guidance for distinguishing liabilities from equity. The guidance for noncontrolling interests also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. Although the accounting treatment for certain of these interests has been modified, the Company continues to classify these noncontrolling interests in the mezzanine section of the consolidated balance sheets in accordance with the authoritative guidance for distinguishing liabilities from equity. The cumulative impact to the Company's financial statements as a result of the adoption of the guidance for noncontrolling interests resulted in a $9.2 million reduction to stockholders' equity, a $5.8 million reduction to deferred tax liabilities and a $15.0 million increase to redeemable noncontrolling interests (formerly referred to as minority interests) as of December 31, 2008. The Company has retrospectively applied the guidance for noncontrolling interests to all prior periods. See Note 11 for a further discussion regarding the Company's adoption of the guidance for noncontrolling interests.

Principles of Consolidation

The consolidated financial statements include the operating results and financial position of Cricket and its wholly owned subsidiaries as well as the operating results and financial position of LCW Wireless and Denali and their wholly owned subsidiaries. The Company consolidates its non-controlling interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and the Company will absorb a majority of their expected losses. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Subsequent Events

Effective June 15, 2009, the Company adopted the authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the guidance did not impact the Company's financial position or results of operations. The Company evaluated all events or transactions that occurred after December 31, 2009 up through February 26, 2010, the date it issued these financial statements. During this period, the Company entered into an asset purchase and contribution agreement with various entities doing business as Pocket Communications (collectively, "Pocket"), as more fully described in Note 10.

Segment and Geographic Data

The Company operates in a single operating segment and a single reporting unit as a wireless communications carrier that offers digital wireless services in the United States. During 2008, the Company introduced two new product offerings to complement its Cricket Wireless service. Cricket Broadband, the Company's unlimited mobile broadband service, allows customers to access the internet through their computers for a flat monthly rate with no long-term commitment or credit check. Cricket PAYGo™ is a pay-as-you-go unlimited prepaid wireless service. Revenue for the Cricket Broadband service approximated 7% and 1% of consolidated revenues for the years ended December 31, 2009 and 2008, respectively. Revenue for the Cricket PAYGo service approximated 1% and less than 1% of consolidated revenues for the years ended December 31, 2009 and 2008. As of and for the years ended December 31, 2009, 2008 and 2007, all of the Company's revenues and long-lived assets related to operations in the United States.

Revenues

The Company's business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. In general, the Company's customers are required to pay for their service in advance, while customers who first activated their service prior to May 2006 pay in arrears. Because the Company does not require customers to sign fixed-term contracts or pass a credit check, its services are available to a broader customer base than many other wireless providers and, as a result, some of its customers may be more likely to have service terminated due to an inability to pay. Consequently, the Company has concluded that collectibility of its revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

When the Company activates service for a new customer, it frequently sells that customer a handset and the first month of service in a bundled transaction. Under the authoritative guidance for revenue arrangements with multiple deliverables, the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under the guidance, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying the guidance to these transactions results in the Company recognizing the total consideration received, less one month of wireless service revenue (at the customer's stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that the Company sells directly to its customers at Cricket-owned stores, the Company also sells handsets to third-party dealers, including mass-merchant retailers. These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives a free period of service in a bundled transaction (similar to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as deferred equipment revenue and the related costs of the handsets are recorded as deferred charges upon shipment by the Company. The deferred charges are recognized as equipment costs when the related equipment revenue is recognized, which occurs when service is activated by the customer.

Through a third-party provider, the Company's customers may elect to participate in an extended handset warranty/insurance program. The Company recognizes revenue on replacement handsets sold to its customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to the Company's third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage, and customer returns of handsets and accessories have historically been insignificant.

Amounts billed by the Company in advance of customers' wireless service periods are not reflected in accounts receivable or deferred revenue since collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets sold to third-party dealers.

Federal Universal Service Fund, E-911 and other fees are assessed by various governmental authorities in connection with the services that the Company provides to its customers. The Company reports these fees, as well as sales, use and excise taxes that are assessed and collected, net of amounts remitted.

Costs and Expenses

The Company's costs and expenses include:

Cost of Service. The major components of cost of service are: charges from other communications companies for long distance, roaming and content download services provided to the Company's customers; charges from other communications companies for their transport and termination of calls originated by the Company's customers and destined for customers of other networks; and expenses for tower and network facility rent, engineering operations, field technicians and utility and maintenance charges, and salary and overhead charges associated with these functions.

Cost of Equipment. Cost of equipment primarily includes the cost of handsets and accessories purchased from third-party vendors and resold to the Company's customers in connection with its services, as well as the lower of cost or market write-downs associated with excess or damaged handsets and accessories.

Selling and Marketing. Selling and marketing expenses primarily include advertising expenses, promotional and public relations costs associated with acquiring new customers, store operating costs (such as retail associates' salaries and rent), and salary and overhead charges associated with selling and marketing functions.

General and Administrative. General and administrative expenses primarily include call center and other customer care program costs and salary, overhead and outside consulting costs associated with the Company's customer care, billing, information technology, finance, human resources, accounting, legal and executive functions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at the time of purchase of three months or less to be cash equivalents. The Company invests its cash with major financial institutions in money market funds, short-term U.S. Treasury securities and other securities such as prime-rated short-term commercial paper. The Company has not experienced any significant losses on its cash and cash equivalents.

Short-Term Investments

Short-term investments generally consist of highly liquid, fixed-income investments with an original maturity at the time of purchase of greater than three months. Such investments consist of commercial paper, asset-backed commercial paper and obligations of the U.S. government.

Investments are classified as available-for-sale and stated at fair value. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on investments. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Restricted Cash, Cash Equivalents and Short-Term Investments

Restricted cash, cash equivalents and short-term investments consist primarily of amounts that the Company has set aside to satisfy certain contractual obligations.

Fair Value of Financial Instruments

The Company has adopted the authoritative guidance for fair value measurements, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The guidance defines fair value as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, assets and liabilities that are rarely traded or not quoted have less pricing observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its assets and liabilities measured at fair value into a three-level hierarchy in accordance with the guidance for fair value measurements. See Note 3 for a further discussion regarding the Company's measurement of assets and liabilities at fair value.

The Company's adoption of the guidance for fair value measurements for its financial assets and liabilities did not have a material impact on its consolidated financial statements. Effective January 1, 2009, the Company adopted the guidance for fair value measurements for its non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis. The adoption of the guidance for the Company's non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis did not have a material impact on its financial condition and results of operations.

Due From Leap Wireless International, Inc., Net

The Company pays certain general and administrative expenses on behalf of Leap. Such amounts are billed by the Company to Leap and are recorded in due from Leap Wireless International, Inc., net on the consolidated balance sheets.

Inventories

Inventories consist of handsets and accessories not yet placed into service and units designated for the replacement of damaged customer handsets, and are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are initially recorded at cost. Additions and improvements are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service.

The following table summarizes the depreciable lives for property and equipment (in years):

	Depreciable Life
Network equipment:	
Switches	10
Switch power equipment	15
Cell site equipment and site improvements	7
Towers	15
Antennae	5
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

The Company's network construction expenditures are recorded as construction-in-progress until the network or other asset is placed in service, at which time the asset is transferred to the appropriate property or equipment category. The Company capitalizes salaries and related costs of engineering and technical operations employees as components of construction-in-progress during the construction period to the extent time and expense are contributed to the construction effort. The Company also capitalizes certain telecommunications and other related costs as construction-in-progress during the construction period to the extent they are incremental and directly related to the network under construction. In addition, interest is capitalized on the carrying values of both wireless licenses and equipment during the construction period and is depreciated over an estimated useful life of ten years. During the years ended December 31, 2009 and 2008, the Company capitalized interest of $20.8 million and $52.7 million, respectively, to property and equipment.

In accordance with the authoritative guidance for accounting for costs of computer software developed or obtained for internal use, certain costs related to the development of internal use software are capitalized and amortized over the estimated useful life of the software. During the years ended December 31, 2009 and 2008, the Company capitalized internal use software costs of $69.1 million and $22.5 million, respectively, to property and equipment, and amortized internal use software costs of $21.3 million and $18.0 million, respectively.

Property and equipment to be disposed of by sale is not depreciated and is carried at the lower of carrying value or fair value less costs to sell. As of December 31, 2009 and 2008, there was no property or equipment classified as assets held for sale.

Wireless Licenses

The Company, LCW Wireless and Denali operate broadband Personal Communications Services ("PCS") and Advanced Wireless Services ("AWS") networks under PCS and AWS wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term (ten years in the case of PCS licenses and fifteen years in the case of AWS licenses), wireless licenses are considered to be indefinite-lived intangible assets because the Company expects to provide and expects its subsidiaries and consolidated joint ventures to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for either no or a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful life of the

Company's or its consolidated joint ventures' PCS and AWS licenses. On a quarterly basis, the Company evaluates the remaining useful life of its indefinite-lived wireless licenses to determine whether events and circumstances, such as legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, the Company would first test the wireless license for impairment and the wireless license would then be amortized prospectively over its estimated remaining useful life. In addition, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for the impairment or disposal of long-lived assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. In addition to these quarterly evaluations, the Company also tests its wireless licenses for impairment in accordance with the authoritative guidance for goodwill and other intangible assets on an annual basis. As of December 31, 2009 and 2008, the carrying value of the Company's and its consolidated joint ventures' wireless licenses was $1.9 billion and $1.8 billion, respectively. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. As of December 31, 2009 and 2008, wireless licenses with a carrying value of $2.4 million and $45.6 million respectively, were classified as assets held for sale, as more fully described in Note 10.

Portions of the AWS spectrum that the Company and Denali Spectrum License Sub, LLC ("Denali License Sub") (an indirect wholly owned subsidiary of Denali) were awarded in Auction #66 were subject to use by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. In connection with the launch of new markets over the past two years, the Company and Denali worked with several incumbent government and commercial licensees to clear AWS spectrum. The Company's and Denali's spectrum clearing costs have been capitalized to wireless licenses as incurred. During the years ended December 31, 2009 and 2008, the Company and Denali incurred approximately $8.2 million and $7.9 million, respectively, in spectrum clearing costs.

Goodwill and Intangible Assets

Goodwill primarily represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Certain of the Company's intangible assets were also recorded upon adoption of fresh-start reporting and now consist of trademarks which are being amortized on a straight-line basis over their estimated useful lives of 14 years. Customer relationships acquired in connection with the Company's acquisition of Hargray Wireless, LLC ("Hargray Wireless") in 2008 are amortized on an accelerated basis over a useful life of up to four years. As of December 31, 2009 and 2008, there were no intangible assets classified as assets held for sale.

Impairment of Long-Lived Assets

The Company assesses potential impairments to its long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate an impairment condition may exist. In addition, and as more fully described below, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for goodwill and other intangible assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted each year during the three months ended September 30.

Wireless Licenses

The Company's wireless licenses in its operating markets are combined into a single unit of account for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. The Company's non-operating licenses are tested for impairment on an individual basis because these licenses are not functioning as part of a group with licenses in the Company's operating markets. As of December 31, 2009, the carrying values of the Company's operating and non-operating wireless licenses were $1,890.9 million and $31.1 million, respectively. An impairment loss is recognized on the Company's operating wireless licenses when the aggregate fair value of the wireless licenses is less than their aggregate carrying value and is measured as the amount by which the licenses' aggregate carrying value exceeds their aggregate fair value. An impairment loss is recognized on the Company's non-operating wireless licenses when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license's carrying value exceeds its fair value. Any required impairment loss is recorded as a reduction in the carrying value of the relevant wireless license and charged to results of operations. As a result of the annual impairment test of wireless licenses, the Company recorded impairment charges of $0.6 million, $0.2 million and $1.0 million during the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. As more fully described below, the fair value of these non-operating wireless licenses was determined using Level 3 inputs in accordance with the authoritative guidance for fair value measurements. As of September 30, 2009, the aggregate fair value and carrying value of these non-operating wireless licenses was $9.1 million and $9.7 million, respectively. No impairment charges were recorded for the Company's operating wireless licenses as the aggregate fair value of these licenses exceeded the aggregate carrying value.

The valuation method the Company uses to determine the fair value of its wireless licenses is the market approach. Under this method, the Company determines fair value by comparing its wireless licenses to sales prices of other wireless licenses of similar size and type that have been recently sold through government auctions and private transactions. As part of this market-level analysis, the fair value of each wireless license is evaluated and adjusted for developments or changes in legal, regulatory and technical matters, and for demographic and economic factors, such as population size, composition, growth rate and density, household and disposable income, and composition and concentration of the market's workforce in industry sectors identified as wireless-centric (e.g., real estate, transportation, professional services, agribusiness, finance and insurance).

As more fully described above, the most significant assumption used to determine the fair value of the Company's wireless licenses is comparable sales transactions. Other assumptions used in determining fair value include developments or changes in legal, regulatory and technical matters as well as demographic and economic factors. Changes in comparable sales prices would generally result in a corresponding change in fair value. For example, a ten percent decline in comparable sales prices would generally result in a ten percent decline in fair value. However, a decline in comparable sales would likely require further adjustment to fair value to capture more recent macro-economic changes and changes in the demographic and economic characteristics unique to the Company's wireless licenses, such as population size, composition, growth rate and density, household and disposable income, and the extent of the wireless-centric workforce in the markets covered by its wireless licenses. Spectrum auctions and comparables sales transactions in recent periods have resulted in modest increases to the aggregate fair value of the Company's wireless licenses as increases in fair value in larger markets were slightly offset by decreases in fair value in markets with lower population densities. In addition, favorable developments in technical matters such as spectrum clearing and handset availability have positively impacted the fair value of a significant portion of the Company's wireless licenses. Partially offsetting these increases in value were demographic and economic-related adjustments that were required to capture current economic developments.

These demographic and economic factors resulted in a decline in fair value for certain of the Company's wireless licenses.

As a result of the valuation analysis discussed above, the fair value of the Company's wireless licenses determined in its 2009 annual impairment test increased by approximately 5% from its annual impairment test performed in September 2008 (as adjusted to reflect the effects of the Company's acquisitions and dispositions of wireless licenses during the period). As of the Company's 2009 annual impairment test, the fair value of its wireless licenses significantly exceeded their carrying value. The aggregate fair value of the Company's individual wireless licenses was $2,425.1 million, which when compared to their respective aggregate carrying value of $1,919.3 million, yielded significant excess fair value.

As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual operating wireless licenses was $2,388.5 million and $1,889.3 million, respectively. If the fair value of the Company's operating wireless licenses had declined by 10% in such impairment test, it would not have recognized any impairment loss. As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual non-operating wireless licenses was $36.6 million and $30.0 million, respectively. If the fair value of the Company's non-operating wireless licenses had declined by 10% in such impairment test, it would have recognized an impairment loss of approximately $1.7 million.

As of December 31, 2009, the Company evaluated whether any triggering events or changes in circumstances occurred subsequent to its 2009 annual impairment test of its wireless licenses that indicated that an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse change in legal factors or in the Company's business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of an asset group. Based upon this evaluation, the Company concluded that there had not been any triggering events or changes in circumstances that indicated that an impairment condition existed as of December 31, 2009.

Goodwill

The Company assesses its goodwill for impairment annually at the reporting unit level by applying a fair value test. This fair value test involves a two-step process. The first step is to compare the book value of the Company's net assets to its fair value. If the fair value is determined to be less than book value, a second step is performed to measure the amount of the impairment, if any.

In connection with the annual test in 2009, the Company based its determination of fair value primarily upon Leap's average market capitalization for the month of August, plus a control premium. Average market capitalization is calculated based upon the average number of shares of Leap common stock outstanding during such month and the average closing price of Leap common stock during such month. The Company considered the month of August to be an appropriate period over which to measure average market capitalization in 2009 because trading prices during that period reflected market reaction to the Company's most recently announced financial and operating results announced early in the month of August.

In conducting the annual impairment test during the third quarter of 2009, the Company applied a control premium of 30% to Leap's average market capitalization. The Company believes that consideration of a control premium is customary in determining fair value, and is contemplated by applicable accounting guidance. The Company believes that its consideration of a control premium was appropriate because its believes that Leap's market capitalization does not fully capture the fair value of the business as a whole or the additional amount an assumed purchaser would pay to obtain a controlling interest in the Company. The Company determined the amount of the control premium as part of its third quarter 2009 testing based upon its relevant transactional experience, a review of recent comparable telecommunications transactions and an assessment of market, economic and other factors. Depending on the circumstances, the actual amount of any control premium realized in any transaction involving the Company could be higher or lower than the control premium the Company applied. Based upon the

Company's annual impairment test conducted during the third quarter of 2009, it determined that no impairment existed.

The carrying value of the Company's goodwill was $430.1 million as of December 31, 2009. As of December 31, 2009, the Company evaluated whether any triggering events or changes in circumstances had occurred subsequent to its annual impairment test that would indicate an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse changes in legal factors or in the Company's business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of a reporting unit. Based upon this evaluation, the Company concluded that there had not been any triggering events or changes in circumstances that indicated an impairment condition existed as of December 31, 2009.

Since management's evaluation of the criteria more fully described above, the competition in markets in which the Company operates has continued to intensify. If this competition or other factors were to cause significant changes in the Company's actual or projected financial or operating performance, this could constitute a triggering event which would require it to perform an interim goodwill impairment test prior to its next annual impairment test, possibly as soon as the first quarter of 2010. If the first step of the interim impairment test were to indicate that a potential impairment existed, the Company would be required to perform the second step of the goodwill impairment test, which would require it to determine the fair value of its net assets and could require it to recognize a material non-cash impairment charge that could reduce all or a portion of the carrying value of its goodwill of $430.1 million.

Derivative Instruments and Hedging Activities

The Company historically entered into interest rate swap agreements with respect to the senior secured credit facilities under its former amended and restated credit agreement (the "Credit Agreement"). The Company entered into these derivative contracts to manage its exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. The Company did not use derivative instruments for trading or other speculative purposes. In connection with its issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, the Company terminated the Credit Agreement and repaid all amounts outstanding thereunder and, in connection therewith, unwound its associated interest rate swap agreements, as more fully described in Note 5. Accordingly, the Company no longer held interest rate swaps as of December 31, 2009.

The Company recorded all derivatives in other assets or other liabilities on its consolidated balance sheets at fair value. If the derivative was designated as a cash flow hedge and the hedging relationship qualified for hedge accounting, the effective portion of the change in fair value of the derivative was recorded in other comprehensive income (loss) and was recorded as interest expense when the hedged debt affected interest expense. The ineffective portion of the change in fair value of the derivative qualifying for hedge accounting and changes in the fair values of derivative instruments not qualifying for hedge accounting were recognized in interest expense in the period of the change.

At inception of the hedge and quarterly thereafter, the Company performed a quantitative and qualitative assessment to determine whether changes in the fair values or cash flows of the derivatives were deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicated that the derivative was no longer highly effective as a hedge, the Company discontinued hedge accounting and recognized all subsequent derivative gains and losses in results of operations.

Investments in Other Entities

The Company uses the equity method to account for investments in common stock of corporations in which it has a voting interest of between 20% and 50% or in which the Company otherwise has the ability to exercise significant influence, and in limited liability companies that maintain specific ownership accounts in which it has more than a minor but not greater than a 50% ownership interest. Under the equity method, the investment is originally recorded at cost and is adjusted to recognize the Company's share of net earnings or losses of the investee. The carrying value of the Company's equity method investee, in which it owns approximately 20% of the outstanding membership units, was $21.3 million and $17.4 million as of December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the Company's share of its equity method investee income was $3.9 million. During the years ended December 31, 2008 and 2007, the Company's share of its equity method investee losses was $0.3 million and $2.3 million, respectively.

The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, among other things, the performance of the investee in relation to its business plan, the investee's revenue and cost trends, liquidity and cash position, market acceptance of the investee's products or services, any significant news that has been released regarding the investee and the outlook for the overall industry in which the investee operates. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a reduction to the carrying value of its investment and a corresponding charge to the consolidated statements of operations.

Concentrations

The Company generally relies on one key vendor for billing services, a limited number of vendors for handset logistics, a limited number of vendors for its voice and data communications transport services and a limited number of vendors for payment processing services. Loss or disruption of these services could materially adversely affect the Company's business.

The Company does not have a national network, and it must pay fees to other carriers who provide it with roaming services which allow the Company's customers to roam on such carriers' networks. Currently, the Company relies on roaming agreements with several carriers for a majority of its roaming needs. If the Company were unable to obtain cost-effective roaming services for its customers in geographically desirable service areas, the Company's competitive position, business, financial condition and results of operations could be materially adversely affected.

Operating Leases

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The difference between rent expense and rent paid is recorded as deferred rent and is included in other long-term liabilities in the consolidated balance sheets. Rent expense totaled $234.8 million, $179.9 million and $129.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Asset Retirement Obligations

The Company recognizes an asset retirement obligation and an associated asset retirement cost when it has a legal obligation in connection with the retirement of tangible long-lived assets. These obligations arise from certain of the Company's leases and relate primarily to the cost of removing its equipment from such lease sites and restoring the sites to their original condition. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. The liability is initially recorded at its present value and is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is recorded in cost of service in the consolidated statements of operations. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in operating expenses in the consolidated statements of operations.

The following table summarizes the Company's asset retirement obligations as of and for the years ended December 31, 2009 and 2008 (in thousands):

	Year Ended December 31,	
	2009	2008
Asset retirement obligations, beginning of year	$16,997	$15,813
Liabilities incurred	7,434	3,079
Liabilities settled(1)	—	(3,048)
Accretion expense	1,888	1,153
Decommissioned sites	(570)	—
Asset retirement obligations, end of year	$25,749	$16,997

(1) The Company negotiated amendments to agreements that reduced its liability for the removal of equipment on certain of its cell sites at the end of the lease term, resulting in a reduction to its liability of $3.0 million in 2008.

Debt Issuance Costs

Debt issuance costs are amortized and recognized as interest expense under the effective interest method over the expected term of the related debt. Unamortized debt issuance costs related to extinguished debt are expensed at the time the debt is extinguished and recorded in other income (expense), net in the consolidated statements of operations. Unamortized debt issuance costs are recorded in other assets or as a reduction of the respective debt balance, as applicable, in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $151.2 million, $101.0 million and $63.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Share-Based Compensation

The Company accounts for share-based awards exchanged for employee services in accordance with the authoritative guidance for share-based payments. Under the guidance, share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense, net of estimated forfeitures, over the employee's requisite service period. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award. No share-based compensation was capitalized as part of inventory or fixed assets prior to or during 2009.

Income Taxes

The Company is included in Leap's consolidated federal tax return and, where applicable, joins in the Leap consolidated or combined group for state tax purposes. Accordingly, the Company does not pay income taxes on a standalone basis in many of the jurisdictions in which it operates; however, it accounts for income taxes using the separate return method pursuant to the authoritative guidance for income taxes. The Company calculates income taxes in each of the jurisdictions in which it operates. This process involves calculating current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss ("NOL") carryforwards, capital loss carryforwards and income tax credits.

The Company must then periodically assess the likelihood that its deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. The Company has substantial federal and state NOLs for income tax purposes. Under the Internal Revenue Code, subject to certain requirements, the Company may "carry forward" its federal NOLs for up to a 20-year period to offset future taxable income and reduce its income tax liability. For state income tax purposes, the NOL carryforward period ranges from five to 20 years. Included in the Company's deferred tax assets as of December 31, 2009 were federal NOL carryforwards of approximately $1.5 billion (which begin to expire in 2022) and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010). While these NOL carryforwards have a potential value of approximately $570 million in tax savings, there is no assurance we will be able to realize such tax savings.

If the Company were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code and similar state provisions, at a time when its market capitalization was below a certain level, its ability to utilize these NOLs to offset future taxable income could be significantly limited. In general terms, a change in ownership can occur whenever there is a shift in the ownership of a company by more than 50 percentage points by one or more "5% stockholders" within a three-year period.

The determination of whether an ownership change has occurred is complex and it requires significant judgement. If an ownership change for purposes of Section 382 were to occur, it could significantly limit the amount of NOL carryforwards that the Company could utilize on an annual basis, thus accelerating cash tax payments it would have to make and possibly causing these NOLs to expire before it could fully utilize them. As a result, any restriction on the Company's ability to utilize these NOL carryforwards could have a material impact on its future cash flows.

None of the Company's NOL carryforwards are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Any carryforwards that expire prior to utilization as a result of a Section 382 limitation will be removed from deferred tax assets with a corresponding reduction to valuation allowance. Since the Company currently maintains a full valuation allowance against its federal and state NOL carryforwards, it is not expected that any possible limitation would have a current impact on its net income.

To the extent the Company believes it is more likely than not that its deferred tax assets will not be recovered, it must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2009, the Company weighed the positive and negative factors with respect to this determination and, at this time, does not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of its deferred tax assets will be realized, except with respect to the realization of a $2.0 million Texas Margins Tax ("TMT") credit. The Company will continue to closely monitor the positive and negative factors to assess whether it is required to continue to maintain a valuation allowance. At such time as the Company determines that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced or released in its entirety, with the corresponding benefit reflected in the Company's tax provision. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period when these assets are either sold or impaired for book purposes.

In accordance with the authoritative guidance for business combinations, which became effective for the Company on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

The Company's unrecognized income tax benefits and uncertain tax positions have not been material in any period. Interest and penalties related to uncertain tax positions are recognized by the Company as a component of income tax expense; however, such amounts have not been material in any period. All of the Company's tax years from 1998 to 2009 remain open to examination by federal and state taxing authorities. In July 2009, the federal examination of the Company's 2005 tax year, which was limited in scope, was concluded and the results did not have a material impact on the consolidated financial statements.

The Company changed its tax accounting method for amortizing wireless licenses during the year ended December 31, 2007. Under the prior method, the Company began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, the Company generally begins amortizing wireless licenses for tax purposes on the date the wireless license is acquired. The new tax accounting method generally allows the Company to amortize wireless licenses for tax purposes at an earlier date and allows it to accelerate its tax deductions. At the same time, the new method increases the Company's income tax expense due to the deferred tax effect of accelerating amortization on wireless licenses. The Company has applied the new method as if it had been in effect for all of its prior tax periods, and the resulting increase to income tax expense of $28.9 million was recorded during the year ended December 31, 2007. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which the Company had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, $75.4 million of net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards and wireless license deferred tax assets. These net operating loss carryforwards and wireless license deferred tax assets can be used to offset future taxable income and reduce the amount of cash required to settle future tax liabilities.

Recent Accounting Pronouncements

In June 2009, the FASB revised the authoritative guidance for the consolidation of variable interest entities, which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. The revised authoritative guidance requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The revised guidance is not expected to have a material impact on the Company's consolidated financial statements.

In September 2009, the FASB revised the authoritative guidance for revenue arrangements with multiple deliverables, which will be effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. The revised guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The revised guidance retains the criteria of the superseded guidance for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, but eliminates the requirement that all undelivered elements must have vendor-specific objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement revenue that is attributable to items that already have been delivered. In addition, the revised guidance requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though the selling price of such deliverables may not be sold separately. As a result, the revised guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the previous requirements. The revised guidance is not expected to have a material impact on the Company's consolidated financial statements.

Note 3. Fair Value of Financial Instruments

The Company has categorized its assets and liabilities measured at fair value into a three-level hierarchy in accordance with the authoritative guidance for fair value measurements. Assets and liabilities measured at fair value using quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1; assets and liabilities measured at fair value using observable market-based inputs or unobservable inputs that are corroborated by market data for similar assets or liabilities are generally categorized as Level 2; and assets and liabilities measured at fair value using unobservable inputs that cannot be corroborated by market data are generally categorized as Level 3. The lowest level input that is significant to the fair value measurement of an asset or liability is used to categorize that asset or liability, as determined in the judgment of management. Assets and liabilities presented at fair value in the Company's consolidated balance sheets are generally categorized as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities. The Company did not have any Level 1 assets or liabilities as of December 31, 2009 or 2008.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's Level 2 assets and liabilities as of December 31, 2009 and 2008 included its cash equivalents, its short-term investments in obligations of the U.S. government and government agencies, a majority of its short-term investments in commercial paper and, as of December 31, 2008, its interest rate swaps.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Such assets and liabilities may have values determined using pricing models, discounted cash flow methodologies, or similar techniques, and include instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 asset as of December 31, 2009 and 2008 comprised its short-term investment in asset-backed commercial paper.

The following table sets forth by level within the fair value hierarchy the Company's assets and liabilities that were recorded at fair value as of December 31, 2009 and 2008 (in thousands). As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$—	$152,165	$ —	$152,165
Short-term investments	—	386,423	2,731	389,154
Total	$—	$538,588	$2,731	$541,319

	At Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$—	$329,657	$ —	$329,657
Short-term investments	—	236,893	1,250	238,143
Total	$—	$566,550	$1,250	$567,800
Liabilities:				
Interest rate swaps	$—	$(11,045)	$ —	$(11,045)
Total	$—	$(11,045)	$ —	$(11,045)

Cash equivalents in the tables above are reported as a component of cash and cash equivalents on the consolidated balance sheets.

The following table provides a summary of the changes in the fair value of the Company's Level 3 assets (in thousands).

	Year Ended December 31,	
	2009	2008
Beginning balance, January 1	$1,250	$16,200
Total gains (losses) (realized/unrealized):		
Included in net loss	$ 667	$(7,613)
Included in comprehensive loss	1,680	—
Settlements	(866)	(7,337)
Transfers in (out) of Level 3	—	—
Ending balance, December 31	$2,731	$ 1,250

The unrealized gains included in comprehensive loss in the table above are presented in accumulated other comprehensive income (loss) in the consolidated balance sheets. The realized gains (losses) included in net loss in the table above are presented in other expense, net in the consolidated statements of operations.

Cash Equivalents and Short-Term Investments

As of December 31, 2009 and 2008, all of the Company's short-term investments were debt securities with contractual maturities of less than one year and were classified as available-for-sale. The fair value of the Company's cash equivalents, short-term investments in obligations of the U.S. government and government agencies and a majority of its short-term investments in commercial paper is determined using observable market-based inputs for similar assets, which primarily include yield curves and time to maturity factors. Such investments are therefore considered to be Level 2 items. The fair value of the Company's investment in asset-backed commercial paper is determined using primarily unobservable inputs that cannot be corroborated by market data, primarily consisting of indicative bids from potential purchasers.

Available-for-sale securities were comprised as follows as of December 31, 2009 and 2008 (in thousands):

	As of December 31, 2009	
	Cost	Fair Value
Money markets and certificates of deposits	$ 79,201	$ 79,201
Commercial paper	108,955	108,952
Asset-backed commercial paper	1,051	2,731
U.S. government or government agency securities	350,402	350,435
	$539,609	$541,319

	As of December 31, 2008	
	Cost	Fair Value
Money markets and certificates of deposits	$159,708	$159,708
Commercial paper	125,850	125,866
Asset-backed commercial paper	1,250	1,250
U.S. government or government agency securities	280,596	280,976
	$567,404	$567,800

Interest Rate Swaps

As of December 31, 2008, the Company's interest rate swaps effectively fixed the London Interbank Offered Rate ("LIBOR") interest rate (subject to a LIBOR floor of 3.0% per annum under the Credit Agreement) on a portion of its floating rate debt under the Credit Agreement. The fair value of the Company's interest rate swaps was primarily determined using LIBOR spreads, which are significant observable inputs that can be corroborated, and therefore such swaps were considered to be Level 2 items. The guidance for fair value measurements states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company's creditworthiness was considered in the fair value measurement of the interest rate swaps.

As more fully described in Note 5, the Company repaid all amounts outstanding under its Credit Agreement on June 5, 2009 and, in connection therewith, unwound its associated interest rate swap agreements. As of December 31, 2009, the Company had no interest rate swap agreements.

Long-Term Debt

The Company continues to report its long-term debt obligations at amortized cost; however, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's outstanding long-term debt, with the exception of its intercompany loan due to Leap Wireless International, Inc., is determined using quoted prices in active markets and was $2,749.5 million and $2,305 million as of December 31, 2009 and 2008, respectively. The fair value of the Company's intercompany loan due to Leap is equal to its carrying value.

Note 4. Supplementary Financial Information

Supplementary Balance Sheet Information (in thousands):

	As of December 31, 2009	As of December 31, 2008
Other current assets:		
Accounts receivable, net(1)	$ 37,456	$ 31,177
Prepaid expenses	21,026	19,284
Other	14,639	1,404
	$ 73,121	$ 51,865
Property and equipment, net:(2)		
Network equipment	$ 2,722,863	$1,911,173
Computer hardware and software	246,546	203,274
Construction-in-progress	303,167	574,773
Other	101,616	60,096
	3,374,192	2,749,316
Accumulated depreciation	(1,253,100)	(906,600)
	$ 2,121,092	$1,842,716
Intangible assets, net:(3)		
Customer relationships	$ 7,347	$ 7,347
Trademarks	37,000	37,000
	44,347	44,347
Accumulated amortization customer relationships	(5,496)	(2,820)
Accumulated amortization trademarks	(14,316)	(11,673)
	$ 24,535	$ 29,854
Accounts payable and accrued liabilities:		
Trade accounts payable	$ 180,711	$ 201,843
Accrued payroll and related benefits	47,651	50,462
Other accrued liabilities	82,008	72,969
	$ 310,370	$ 325,274
Other current liabilities:		
Deferred service revenue(4)	$ 82,403	$ 62,998
Deferred equipment revenue(5)	28,218	20,614
Accrued sales, telecommunications, property and other taxes payable	33,776	32,799
Accrued interest	41,913	32,687
Other	5,190	7,091
	$ 191,500	$ 156,189

(1) Accounts receivable, net consists primarily of amounts billed to third-party dealers for handsets and accessories net of an allowance for doubtful accounts.

(2) As of December 31, 2009 and 2008, approximately $8.5 million of assets were held by the Company under capital lease arrangements. Accumulated amortization relating to these assets totaled $3.8 million and $3.2 million as of December 31, 2009 and 2008, respectively.

(3) Amortization expense for intangible assets, net for the years ended December 31, 2009, 2008 and 2007 was $5.3 million, $23.6 million and $33.7 million, respectively. Estimated amortization expense for intangible assets for 2010 is $4.1 million, for 2011 is $3.0 million, for 2012 is $2.7 million, for 2013 is $2.6 million, for 2014 is $2.6 million and is $9.5 million thereafter.

(4) Deferred service revenue consists primarily of cash received from customers in advance of their service period.

(5) Deferred equipment revenue relates to devices sold to third-party dealers.

Supplementary Cash Flow Information (in thousands):

	December 31,		
	2009	2008	2007
Supplementary disclosure of cash flow information:			
Cash paid for interest	$211,468	$178,880	$161,280
Cash paid for income taxes	$ 1,950	$ 1,914	$ 506
Supplementary disclosure of non-cash investing activities:			
Contribution of wireless licenses	$ —	$ —	$ 25,130
Supplementary disclosure of non-cash financing activities:			
Assets acquired through capital lease arrangements	$ —	$ —	$ 40,799

Note 5. Long-Term Debt

Long-term debt at December 31, 2009 and 2008 was comprised of the following (in thousands):

	As of December 31,	
	2009	2008
Term loans under senior secured credit facilities	$ 18,096	$ 916,000
Unamortized deferred lender fees	—	(4,527)
Unsecured senior notes due 2014 and 2015	1,400,000	1,400,000
Unamortized premium on $350 million unsecured senior notes due 2014	15,111	17,552
Senior secured notes due 2016	1,100,000	—
Unamortized discount on $1,100 million senior secured notes due 2016	(39,889)	—
	2,493,318	2,329,025
Current maturities of long-term debt	(8,000)	(13,000)
	$2,485,318	$2,316,025
Long-term debt due to Leap Wireless International, Inc. due 2014	$ 242,500	$ 242,500

Senior Secured Credit Facilities

Cricket Communications

In connection with its issuance of $1,100 million of senior secured notes due 2016 on June 5, 2009, as more fully described below, the Company repaid all principal amounts outstanding under its Credit Agreement, which amounted to approximately $875.3 million, together with accrued interest and related expenses, paid a prepayment premium of $17.5 million and paid $8.5 million in connection with the unwinding of associated interest rate swap agreements. In connection with such repayment, the Company terminated the Credit Agreement and the $200 million revolving credit facility thereunder. As a result of the termination of the Company's Credit Agreement, it recognized a $26.3 million loss on extinguishment of debt during the year ended December 31, 2009, which was comprised of the $17.5 million prepayment premium, $7.5 million of unamortized debt issuance costs and $1.3 million of unamortized accumulated other comprehensive loss associated with the Company's interest rate swaps.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans in an aggregate outstanding principal amount of approximately $18.1 million as of December 31, 2009. The loans bear interest at LIBOR plus the applicable margin (ranging from 2.70% to 6.33%). At December 31, 2009, the effective interest rate on the term loans was 5.0%.

In December 2009, LCW Operations amended the senior secured credit agreement to adjust the minimum consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"), financial covenant. In connection with the amendment, LCW Operations was required to make a $17 million principal payment and the maturity date was brought forward three months to March 2011. Outstanding borrowings under the senior secured credit agreement are due in quarterly installments of approximately $2 million with an aggregate final payment of approximately $10 million due in March 2011. LCW Wireless' working capital needs and debt service requirements are expected to be met through cash generated from its operations.

The obligations under the senior secured credit agreement are guaranteed by LCW Wireless and LCW License (a wholly owned subsidiary of LCW Operations) and are non-recourse to Leap, Cricket and their other subsidiaries. The obligations under the senior secured credit agreement are secured by substantially all of the present and future assets of LCW Wireless and its subsidiaries. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt or sell assets. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW Operations was in compliance with these covenants as of December 31, 2009.

Senior Notes

Unsecured Senior Notes Due 2014

In 2006, Cricket issued $750 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers, which were exchanged in 2007 for identical notes that had been registered with the Securities and Exchange Commission ("SEC"). In June 2007, Cricket issued an additional $350 million of 9.375% unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount, which were exchanged in June 2008 for identical notes that had been registered with the SEC. These notes are all treated as a single class and have identical terms. The $21 million premium the Company received in connection with the issuance of the second tranche of notes has been recorded in long-term debt in the consolidated financial statements and is being amortized as a reduction to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the $350 million of senior notes was 9.0%, which includes the effect of the premium amortization.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and 102.344% of the principal amount thereof if redeemed during the twelve months beginning on November 1, 2010 and 2011, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on November 1, 2012 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

Unsecured Senior Notes Due 2015

In June 2008, Cricket issued $300 million of 10.0% unsecured senior notes due 2015 in a private placement to institutional buyers. The notes bear interest at the rate of 10.0% per year, payable semi-annually in cash in arrears, which interest payments commenced in January 2009. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's and the guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's and the guarantors' existing and future secured obligations, including those under the senior secured notes described below, to the extent of the value of the assets securing such obligations, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

Prior to July 15, 2011, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.0% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to July 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at July 15, 2012 plus (2) all remaining required interest payments due on such notes through July 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after July 15, 2012, at a redemption price of 105.0% and 102.5% of the principal amount thereof if redeemed during the twelve months beginning on July 15, 2012 and 2013, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on July 15, 2014 or thereafter, plus accrued and unpaid interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, thereon to the repurchase date.

In connection with the private placement of these senior notes, the Company entered into a registration rights agreement with the initial purchasers of the notes in which the Company agreed, under certain circumstances, to use its reasonable best efforts to offer registered notes in exchange for the notes or to cause a shelf registration statement covering the resale of the notes to be declared effective by the SEC and to pay additional interest if such registration obligations were not performed. However, the Company's obligation to file, have declared effective or maintain the effectiveness of a registration statement for an exchange offer or a shelf registration statement (and pay additional interest) is only triggered to the extent that the notes are not eligible to be transferred without registration under the Securities Act by a person who is not an affiliate of the Company (and has not been an affiliate for the 90 days preceding such transfer) pursuant to Rule 144 under the Securities Act without any volume or manner of sale restrictions. The Company did not issue any of the senior notes to any of its affiliates. As a result, in June 2009 following the first anniversary of the issue date, the notes became eligible to be transferred without registration pursuant to Rule 144 without any volume or manner of sale restrictions, and on July 2, 2009 the restrictive transfer legends were removed from the notes. Accordingly, the Company has no further obligation to pay additional interest on the notes.

Senior Secured Notes Due 2016

On June 5, 2009, Cricket issued $1,100 million of 7.75% senior secured notes due 2016 in a private placement to institutional buyers at an issue price of 96.134% of the principal amount, which notes were exchanged in December 2009 for identical notes that had been registered with the SEC. The $42.5 million discount to the net proceeds the Company received in connection with the issuance of the notes has been recorded in long-term debt in the condensed consolidated financial statements and is being accreted as an increase to interest expense over the term of the notes. At December 31, 2009, the effective interest rate on the notes was 8.0%, which includes the effect of the discount accretion.

The notes bear interest at the rate of 7.75% per year, payable semi-annually in cash in arrears, which interest payments commenced in November 2009. The notes are guaranteed on a senior secured basis by Leap and each of its direct and indirect existing domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) and any future wholly owned domestic restricted subsidiary that guarantees any indebtedness of Cricket or a guarantor of the notes. The notes and the guarantees are Leap's, Cricket's and the guarantors' senior secured obligations and are equal in right of payment with all of Leap's, Cricket's and the guarantors' existing and future unsubordinated indebtedness.

The notes and the guarantees are effectively senior to all of Leap's, Cricket's and the guarantors' existing and future unsecured indebtedness (including Cricket's $1.4 billion aggregate principal amount of unsecured senior notes and, in the case of Leap, Leap's $250 million aggregate principal amount of convertible senior notes), as well as to all of Leap's, Cricket's and the guarantors' obligations under any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the collateral securing the senior secured notes and the guarantees.

The notes and the guarantees are secured on a *pari passu* basis with all of Leap's, Cricket's and the guarantors' obligations under any permitted parity lien debt that may be incurred in the future. Leap, Cricket and the guarantors are permitted to incur debt under existing and future secured credit facilities in an aggregate principal amount outstanding (including the aggregate principal amount outstanding of the senior secured notes) of up to the greater of $1,500 million and 3.5 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters through December 31, 2010, stepping down to 3.0 times such consolidated cash flow for any such debt incurred after December 31, 2010 but on or prior to December 31, 2011, and to 2.5 times such consolidated cash flow for any such debt incurred after December 31, 2011.

The notes and the guarantees are effectively junior to all of Leap's, Cricket's and the guarantors' obligations under any permitted priority debt that may be incurred in the future (up to the lesser of 0.30 times Leap's consolidated cash flow (excluding the consolidated cash flow of LCW Wireless and Denali) for the prior four fiscal quarters and $300 million in aggregate principal amount outstanding), to the extent of the value of the collateral securing such permitted priority debt, as well as to existing and future liabilities of Leap's and Cricket's subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's and the guarantors' future subordinated indebtedness.

The notes and the guarantees are secured on a first-priority basis, equally and ratably with any future parity lien debt, by liens on substantially all of the present and future personal property of Leap, Cricket and the guarantors, except for certain excluded assets and subject to permitted liens (including liens on the collateral securing any future permitted priority debt).

Prior to May 15, 2012, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to May 15, 2012, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, and additional interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at May 15, 2012 plus (2) all remaining required interest payments due on such notes through May 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after May 15, 2012, at a redemption price of 105.813%, 103.875% and 101.938% of the principal amount thereof if redeemed during the twelve months beginning on May 15, 2012, 2013 and 2014, respectively, or at 100% of the principal amount if redeemed during the twelve months beginning on May 15, 2015 or thereafter, plus accrued and unpaid interest, and additional interest, if any, thereon to the redemption date.

If a "change of control" occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap's equity securities (other than a transaction where immediately after such transaction Leap will be a wholly owned subsidiary of a person of which no person or group is the beneficial owner of 35% of more of such a person's voting stock), a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap's board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder's notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, and additional interest, if any, thereon to the repurchase date.

In connection with the private placement of the notes, the Company entered into a registration rights agreement with the purchasers in which the Company agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. The Company must use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provided that additional interest would accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. The Company filed a Registration Statement on Form S-4 with the SEC on October 15, 2009 pursuant to this registration rights agreement, the registration statement was declared effective on November 9, 2009 and the exchange offer was consummated on December 11, 2009. Accordingly, the Company has no obligation to pay additional interest on the notes.

Intercompany Loan Due to Leap Wireless International, Inc.

In June 2008, Leap loaned the Company $242.5 million of the net proceeds Leap received from its issuance of $250 million of unsecured convertible senior notes. This intercompany loan due 2014 bears interest at a rate of 10.0% per year, payable semi-annually in cash in arrears, which interest payments commenced by the Company in January 2009. Such interest payments due are recorded in due from Leap Wireless International, Inc., net on the consolidated balance sheets. The convertible notes bear interest at the rate of 4.50% per year, payable semi-annually in cash in arrears, which interest payments commenced by Leap in January 2009. In the event the notes are converted by note holders, Leap will convert the intercompany loan to an equity contribution to the Company.

The aggregate maturities of the Company's long-term debt obligations, excluding the effects of premium amortization on its $350 million of 9.375% unsecured senior notes due 2014 and discount accretion on its $1,100 million of 7.75% senior secured notes due 2016, are as follows:

Years Ended December 31:	
2010	$ 8,000
2011	10,096
2012	—
2013	—
2014	1,342,500
Thereafter	1,400,000
Total	$2,760,596

Note 6. Income Taxes

The components of the Company's income tax provision are summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Current provision:			
Federal	$ —	$ —	$ (422)
State	2,445	2,660	1,704
	2,445	2,660	1,282
Deferred provision:			
Federal	36,537	32,416	37,736
State	1,627	3,894	(3,094)
	38,164	36,310	34,642
	$40,609	$38,970	$35,924

A reconciliation of the amounts computed by applying the statutory federal income tax rate to income before income taxes to the amounts recorded in the consolidated statements of operations is summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Amounts computed at statutory federal rate	$ (69,592)	$(38,963)	$(13,496)
Non-deductible expenses	865	2,473	2,910
State income tax expense (benefit), net of federal income tax impact	3,218	5,603	(950)
Net tax expense related to joint venture	1,384	2,375	1,337
Change in valuation allowance	104,734	67,482	46,123
	$ 40,609	$ 38,970	$ 35,924

The components of the Company's deferred tax assets (liabilities) are summarized as follows (in thousands):

	As of December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 556,034	$ 386,248
Wireless licenses	33,780	17,913
Capital loss carryforwards	1,510	1,621
Reserves and allowances	16,006	13,002
Share-based compensation	31,053	16,685
Deferred charges	39,583	35,254
Investments and deferred tax on unrealized losses	9,669	19,158
Other	7,630	12,801
Gross deferred tax assets	695,265	502,682
Deferred tax liabilities:		
Intangible assets	(12,903)	(10,012)
Property and equipment	(151,868)	(81,318)
Other	(513)	—
Net deferred tax assets	529,981	411,352
Valuation allowance	(527,948)	(408,903)
Other deferred tax liabilities:		
Wireless licenses	(236,409)	(205,474)
Goodwill	(13,540)	(11,093)
Investment in joint venture	(6,398)	(2,702)
Net deferred tax liabilities	$(254,314)	$(216,820)

Deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows (in thousands):

	As of December 31,	
	2009	2008
Current deferred tax assets (included in other current assets)	$ 5,198	$ 811
Long-term deferred tax liabilities	(259,512)	(217,631)
	$(254,314)	$(216,820)

Except with respect to the $2.0 million and $2.4 million TMT credit outstanding as of December 31, 2009 and 2008, respectively, the Company established a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance is based on available evidence, including the Company's historical operating losses. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period. Since it has recorded a valuation allowance against the majority of its deferred tax assets, the Company carries a net deferred tax liability on its balance sheet. During the year ended December 31, 2009, the Company recorded a $119.0 million increase to its valuation allowance which primarily consists of $104.7 million and $8.5 million related to the impact of 2009 federal and state taxable losses, respectively. During the year ended December 31, 2008, the Company recorded a $129.7 million increase to its valuation allowance, which primarily consisted of $66.7 million and $6.8 million related to the impact of 2008 federal and state taxable losses, respectively, and $43.9 million attributable to a claim filed with the Internal Revenue Service ("IRS") in 2008 for additional tax deductions that was sustained during IRS examination.

At December 31, 2009, the Company estimated it had federal NOL carryforwards of approximately $1.5 billion (which begin to expire in 2022) and state NOL carryforwards of approximately $1.5 billion ($21.9 million of which will expire at the end of 2010). In addition, the Company had federal capital loss carryforwards of approximately $4.0 million (which begin to expire in 2012). Included in the Company's federal and state net operating loss carryforwards are $28.7 million of losses which, when utilized, will increase additional paid-in capital by approximately $10.9 million.

In accordance with the authoritative guidance for business combinations, which became effective for the Company on January 1, 2009, any reduction in the valuation allowance, including the valuation allowance established in fresh-start reporting, will be accounted for as a reduction of income tax expense.

Note 7. Stockholder's Equity

Leap is listed for trading on the NASDAQ Global Select Market under the symbol "LEAP." The Company is a wholly owned subsidiary of Leap and Leap is the sole stockholder of the Company. The proceeds from all sales by Leap of its common stock are contributed by Leap to the Company as capital contributions.

Note 8. Share-Based Compensation

Leap allows for the grant of stock options, restricted stock awards and deferred stock units to employees, independent directors and consultants under its 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (the "2004 Plan") and its 2009 Employment Inducement Equity Incentive Plan (the "2009 Plan"). The Company's employees participate in the 2004 Plan. As of December 31, 2009, a total of 9,600,000 aggregate shares of common stock were reserved for issuance under the 2004 Plan and 2009 Plan, of which 1,157,562 shares of common stock were available for future awards. Certain of Leap stock options and restricted stock awards include both a service condition and a performance condition that relates only to the timing of vesting. These stock options and restricted stock awards generally vest in full five years from the grant date. These awards also provide for the possibility of annual accelerated performance-based vesting of a portion of the awards if the Company achieves specified performance conditions. In addition, Leap has granted stock options and restricted stock awards that vest periodically over a fixed term, usually four years. These awards do not contain any performance conditions. Share-based awards also generally provide for accelerated vesting if there is a change in control (as defined in the 2004 Plan and 2009 Plan) and, in some cases, if additional conditions are met. The stock options are exercisable for up to ten years from the grant date. Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award, and if necessary, is adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation. No share-based compensation expense has been capitalized as part of inventory or fixed assets.

Stock Options

The estimated fair value of Leap stock options is determined using the Black-Scholes model. All stock options were granted with an exercise price equal to the fair value of the common stock on the grant date. The weighted-average grant date fair value of employee stock options granted during the years ended December 31, 2009 and 2008 was $14.83 and $22.28 per share, respectively, which was estimated using the following weighted-average assumptions:

	As of December 31,	
	2009	2008
Expected volatility	54%	51%
Expected term (in years)	5.75	6.0
Risk-free interest rate	2.15%	2.80%
Expected dividend yield	—	—

The determination of the fair value of stock options using an option valuation model is affected by Leap's stock price, as well as assumptions regarding a number of complex and subjective variables. The volatility assumption is based on a combination of the historical volatility of Leap common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with Leap's historical volatility because of the lack of sufficient relevant history for Leap common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options' vesting terms and remaining contractual life and employees' expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates at the end of the period in which the grant occurred appropriate for the term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by Leap.

A summary of Leap stock option award activity as of and for the years ended December 31, 2008 and 2007 is as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	
Options outstanding at December 31, 2007	3,374	$45.12	8.28	$28,419
Options exercisable at December 31, 2007	270	$38.71	7.85	$ 3,370
Options granted	1,392	$43.61		
Options forfeited	(129)	48.75		
Options exercised	(229)	27.03		
Options outstanding at December 31, 2008	4,408	$45.48	8.04	$ 679
Options exercisable at December 31, 2008	1,004	$34.44	6.61	$ 213
Options granted	791	$28.74		
Options forfeited	(228)	44.30		
Options exercised	(35)	28.38		
Options outstanding at December 31, 2009	4,936	$42.97	7.08	$ 247
Options exercisable at December 31, 2009	1,596	$40.15	6.16	$ —

As share-based compensation expense under the authoritative guidance for share-based payments is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2009, total unrecognized compensation cost related to unvested stock options was $45.0 million, which is expected to be recognized over a weighted-average period of 2.4 years.

Upon option exercise, Leap issues new shares of common stock. Cash received from stock option exercises was $1.0 million and $6.2 million during the years ended December 31, 2009 and 2008, respectively. The Company did not recognize any income tax benefits from stock option exercises as it continues to record a valuation allowance on its deferred tax assets, as more fully described in Note 6. The total intrinsic value of stock options exercised was $0.1 million during the year ended December 31, 2009.

Restricted Stock

Under guidance for share-based payments, the fair value of Leap restricted stock awards is based on the grant date fair value of Leap common stock. Prior to 2009, all restricted stock awards were granted with a purchase price of $0.0001 per share. During 2009, all restricted stock awards were granted with no purchase price. The weighted-average grant date fair value of the restricted stock awards was $41.17 and $48.60 per share during the years ended December 31, 2009 and 2008, respectively.

A summary of Leap restricted stock award activity as of and for the years ended December 31, 2009 and 2008 is as follows (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards outstanding at December 31, 2007	1,405	42.70
Shares issued	593	43.13
Shares forfeited	(49)	50.94
Shares vested	(572)	28.25
Restricted stock awards outstanding at December 31, 2008	1,377	48.60
Shares issued	627	27.76
Shares forfeited	(98)	43.46
Shares vested	(175)	50.33
Restricted stock awards outstanding at December 31, 2009	1,731	$41.17

The following table summarizes information about restricted stock awards that vested during the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Fair value on vesting date of vested restricted stock awards	$3,912	$24,104	$10,525

At December 31, 2009, total unrecognized compensation cost related to unvested restricted stock awards was $42.5 million, which is expected to be recognized over a weighted-average period of 2.4 years.

The terms of the restricted stock grant agreements allow Leap to repurchase unvested shares at the option, but not the obligation, of Leap for a period of sixty days, commencing ninety days after the employee has a termination event. If Leap elects to repurchase all or any portion of the unvested shares, it may do so at the original purchase price per share.

Employee Stock Purchase Plan

Leap's Employee Stock Purchase Plan (the "ESP Plan") allows eligible employees to purchase shares of Leap common stock during a specified offering period. The Company's employees participate in the ESP Plan. The purchase price is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. Employees may authorize the Company to withhold up to 15% of their compensation during any offering period for the purchase of shares under the ESP Plan, subject to certain limitations. A total of 800,000 shares of Leap common stock were reserved for issuance under the ESP Plan, and a total of 531,607 shares remained available for issuance under the ESP Plan as of December 31, 2009. The most recent offering period under the ESP Plan was from July 1, 2009 through December 31, 2009.

Deferred Stock Units

Under the guidance for share-based payments, the fair value of Leap deferred stock units is based on the grant date fair value of the common stock. No deferred stock units were granted during the years ended December 31, 2009, 2008 or 2007.

Allocation of Share-Based Compensation Expense

Total share-based compensation expense related to all of the Company's share-based awards for the years ended December 31, 2009, 2008 and 2007 was allocated as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2006
Cost of service	$ 3,546	$ 3,060	$ 2,156
Selling and marketing expenses	6,264	4,580	3,330
General and administrative expenses	32,903	27,575	23,853
Share-based compensation expense	$42,713	$35,215	$29,339

Note 9. Employee Savings and Retirement Plan

The Company's 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. The Company matches a portion of the employee contributions and may, at its discretion, make additional contributions based upon earnings. The Company's contributions were approximately $4,819,000, $2,796,000 and $1,571,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 10. Significant Acquisitions and Dispositions

In April 2008, the Company completed the purchase of Hargray Communications Group's wireless subsidiary, Hargray Wireless, LLC ("Hargray Wireless"), for $31.2 million, including acquisition-related costs of $0.7 million. Hargray Wireless owned a 15 MHz wireless license covering approximately 0.7 million potential customers and operated a wireless business in Georgia and South Carolina. The acquisition was accounted for under the purchase method of accounting and the Company recorded goodwill of approximately $4.3 million.

In March 2009, the Company completed its exchange of certain wireless spectrum with MetroPCS Communications, Inc. ("MetroPCS"). Under the spectrum exchange agreement, the Company acquired an additional 10 MHz of spectrum in San Diego, Fresno, Seattle and certain other Washington and Oregon markets, and MetroPCS acquired an additional 10 MHz of spectrum in Dallas-Ft. Worth, Shreveport-Bossier City, Lakeland-Winter Haven, Florida and certain other northern Texas markets. The carrying values of the wireless licenses transferred to MetroPCS under the spectrum exchange agreement were $45.6 million, and the Company recognized a net gain of approximately $4.4 million upon the closing of the transaction.

On June 19, 2009, the Company completed its purchase of certain wireless spectrum. Under the associated license purchase agreement, the Company acquired an additional 10 MHz of spectrum in St. Louis for $27.2 million.

On January 8, 2010, the Company contributed certain non-operating wireless licenses in West Texas with a carrying value of approximately $2.4 million to a joint venture in exchange for an 8.8% ownership interest in the joint venture.

On February 22, 2010, the Company entered into an asset purchase and contribution agreement with Pocket, pursuant to which it and Pocket agreed to contribute substantially all of their wireless spectrum and operating assets in South Texas to a joint venture controlled by the Company. The Company will own approximately 76% of the joint venture and Pocket will own approximately 24%. Immediately prior to the closing the Company will purchase specified assets from Pocket for approximately $38 million in cash, which assets will also be contributed to the joint venture. Following the closing, Pocket will have the right to put, and the Company will have the right to call, all of Pocket's membership interests in the joint venture (which rights will generally be exercisable by either party after 3½ years). In addition, in the event of a change of control of Leap, Pocket will be obligated to sell to the Company all of its membership interests in the joint venture. The closing of the transaction is subject to customary closing conditions, including the consent of the FCC.

Note 11. Arrangements with Variable Interest Entities

As described in Note 2, the Company consolidates its interests in LCW Wireless and Denali in accordance with the authoritative guidance for the consolidation of variable interest entities because these entities are variable interest entities and the Company will absorb a majority of their expected losses. LCW Wireless, Denali and their respective subsidiaries are not guarantors of the Company's secured and unsecured senior notes. Both entities offer (through wholly owned subsidiaries) Cricket service and, accordingly, are generally subject to the same risks in conducting operations as the Company.

On January 1, 2009, the Company adopted the provisions of the authoritative guidance for noncontrolling interests. The guidance changed the accounting treatment and classification with respect to certain ownership interests held by the Company in LCW Wireless and Denali. As a result of the adoption of the guidance, the Company has not allocated losses to certain of its minority partners, but rather has recorded accretion (or mark-to-market) charges to bring its minority partners' interests to their estimated redemption values at each reporting period. In addition, the Company now classifies these accretion charges as a component of consolidated net income (loss) available to its common stockholder rather than as a component of net income (loss). Although the accounting treatment for certain of these interests has been modified, the Company continues to classify these noncontrolling interests in the mezzanine section of the consolidated balance sheets in accordance with the authoritative guidance for distinguishing liabilities from equity. The cumulative impact to the Company's consolidated financial statements as a result of the adoption of the guidance for noncontrolling interests resulted in a $9.2 million reduction to stockholders equity, a $5.8 million reduction to deferred tax liabilities and a $15.0 million increase to redeemable noncontrolling interests (formerly referred to as minority interests) as of December 31, 2008. The Company has retrospectively applied the guidance for noncontrolling interests to all prior periods.

Arrangements with LCW Wireless

The membership interests in LCW Wireless are held as follows: Cricket holds a 70.7% non-controlling membership interest; CSM Wireless, LLC ("CSM") holds a 23.9% non-controlling membership interest; WLPCS Management, LLC ("WLPCS") holds a 1.9% controlling membership interest; and the remaining membership interests are held by employees of LCW Wireless. As of December 31, 2009, Cricket's equity contributions to LCW totaled $51.8 million.

Limited Liability Company Agreement

Under the amended and restated limited liability company agreement of LCW Wireless, LLC ("LCW LLC Agreement"), WLPCS has the option to put its entire membership interest in LCW Wireless to Cricket for a purchase price not to exceed $3.8 million during a 30-day period commencing on the earlier to occur of August 9, 2010 and the date of a sale of all or substantially all of the assets, or the liquidation, of LCW Wireless. If the put option is exercised, the consummation of this sale will be subject to FCC approval. The Company has recorded this obligation to WLPCS, including related accretion charges using the effective interest method, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $2.9 million and $2.6 million, respectively.

Under the LCW LLC Agreement, CSM also has the option, during specified periods, to put its entire membership interest in LCW Wireless to Cricket in exchange for either cash, Leap common stock, or a combination thereof, as determined by Cricket at its discretion, for a purchase price calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap's enterprise value divided by its EBITDA and applied to LCW Wireless' adjusted EBITDA to impute an enterprise value and equity value to LCW Wireless. The Company has recorded this obligation to CSM, including related accretion charges to bring the underlying membership units to their estimated redemption value, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $21 million and $26.0 million, respectively.

Effective as of August 31, 2009, CSM exercised this put right. Pursuant to the LCW LLC Agreement, the purchase price for the put has been calculated on a pro rata basis using the appraised value of LCW Wireless, subject to certain adjustments. Based on the resulting appraised value of LCW Wireless, the put price, as adjusted, is estimated to be approximately $21 million. The Company intends to satisfy the put price in cash and completion of this transaction is subject to customary closing conditions.

Line of Credit Agreement

In connection with the amendment to the senior secured credit agreement more fully described in Note 6, LCW Wireless entered into a line of credit agreement with Cricket, whereby Cricket agreed to lend to LCW Wireless a maximum of $5 million during the 30-day period immediately preceding the senior secured credit agreement maturity date of March 2011.

Management Agreement

Cricket and LCW Wireless are party to a management services agreement, pursuant to which LCW Wireless has the right to obtain management services from Cricket in exchange for a monthly management fee based on Cricket's costs of providing such services plus a mark-up for administrative overhead.

Other

LCW Wireless' working capital requirements have been satisfied to date through the members' initial equity contributions, third party debt financing and cash provided by operating activities. Leap, Cricket and their wholly owned subsidiaries are not required to provide financial support to LCW Wireless.

Arrangements with Denali

Cricket and Denali Spectrum Manager, LLC ("DSM") formed Denali as a joint venture to participate (through a wholly owned subsidiary) in FCC Auction #66. Cricket owns an 82.5% non-controlling membership interest and DSM owns a 17.5% controlling membership interest in Denali. As of December 31, 2009, Cricket's equity contributions to Denali totaled $83.6 million.

Limited Liability Company Agreement

Under the amended and restated limited liability company agreement of Denali, DSM may offer to sell its entire membership interest in Denali to Cricket in April 2012 and each year thereafter for a purchase price equal to DSM's equity contributions in cash to Denali, plus a specified return, payable in cash. If exercised, the consummation of the sale will be subject to FCC approval. The Company has recorded this obligation to DSM, including related accretion charges using the effective interest method, as a component of redeemable noncontrolling interests in the consolidated balance sheets. As of December 31, 2009 and 2008, this noncontrolling interest had a carrying value of $47.7 million and $43.3 million, respectively.

Senior Secured Credit Agreement

Cricket entered into a senior secured credit agreement with Denali and its subsidiaries to fund the payment to the FCC for the AWS license acquired by Denali in Auction #66 and to fund a portion of the costs of the construction and operation of the wireless network using such license. As of December 31, 2009, borrowings under the credit agreement totaled $527.9 million, including borrowings under the build-out sub-facility of $304.5 million. The build-out sub-facility had been increased to $334.5 million as of December 31, 2009, approximately $30 million of which was unused at such date, and with respect to which Leap's board of directors has authorized management to increase to $394.5 million. The Company does not anticipate making any future increases to the size of the build-out sub-facility beyond the amount authorized by Leap's board of directors. Additional funding requests would be subject to approval by Leap's board of directors. Loans under the credit agreement accrue interest at the rate of 14% per annum and such interest is added to principal quarterly. All outstanding principal and accrued interest is due in April 2021. Outstanding principal and accrued interest are amortized in quarterly installments commencing April 2017.

Management Agreement

Cricket and Denali Spectrum License, LLC, a wholly owned subsidiary of Denali ("Denali License"), are party to a management services agreement, pursuant to which Cricket is to provide management services to Denali License and its subsidiaries in exchange for a monthly management fee based on Cricket's costs of providing such services plus overhead.

The Company is currently discussing with DSM differences between the parties regarding the financial performance and expected long-term value of the joint venture. Although the Company continues to engage in discussions with DSM in hopes of resolving these differences, the Company may not be successful in doing so. If the Company is not successful in resolving these matters, the Company may seek to purchase all or a portion of DSM's interest in the joint venture. Alternatively, as the controlling member of Denali, DSM could seek to terminate the management services agreement and/or trademark license between Denali and Cricket and obtain management services from a third party, or it could take other actions that the Company believes could negatively impact Denali's business. Any transition to another party of the services the Company currently provides could significantly disrupt the joint venture's business, negatively impact its financial and operational performance and result in significant expenses for the Company's business.

Noncontrolling Interests' Assets and Liabilities

The aggregate carrying amount and classification of LCW Wireless's and Denali's significant assets and liabilities, excluding intercompany accounts and transactions, as of December 31, 2009 and 2008 are presented in the tables below (in thousands).

	As of December 31,	
	2009	2008
Assets		
Cash and cash equivalents	$ 14,099	$ 24,562
Short-term investments	2,731	1,250
Inventories	5,029	1,574
Property and equipment, net	267,194	256,370
Wireless licenses	333,910	332,277
Liabilities		
Accounts payable and accrued liabilities	$ 6,850	$ 27,813
Current maturities of long-term debt	8,000	4,000
Other current liabilities	18,803	6,382
Long-term debt	10,096	34,500
Other long-term liabilities	9,463	5,489

Values of Redeemable Noncontrolling Interests

The following table provides a summary of the changes in value of the Company's redeemable noncontrolling interests (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Beginning balance, January 1	$71,879	$61,868	33,981
Accretion of redeemable noncontrolling interests, before tax	(247)	8,588	23,572
Noncontrolling interest contributions	—	1,423	4,315
Ending balance, December 31	$71,632	$71,879	$61,868

Note 12. Commitments and Contingencies

As more fully described below, the Company is involved in a variety of lawsuits, claims, investigations and proceedings concerning intellectual property, commercial and other matters. Due in part to the growth and expansion of its business operations, the Company has become subject to increased amounts of litigation, including disputes alleging intellectual property infringement. In addition, Leap is involved in securities and derivative litigation matters more fully described below, which could require Cricket to incur litigation costs or to pay damages or settlement costs on Leap's behalf.

The Company believes that any damage amounts alleged in the matters discussed below are not necessarily meaningful indicators of its potential liability. The Company determines whether it should accrue an estimated loss for a contingency in a particular legal proceeding by assessing whether a loss is deemed probable and can be reasonably estimated. The Company reassesses its views on estimated losses on a quarterly basis to reflect the impact of any developments in the matters in which it is involved.

Legal proceedings are inherently unpredictable, and the matters in which the Company is involved often present complex legal and factual issues. The Company vigorously pursues defenses in legal proceedings and engages in discussions where possible to resolve these matters on favorable terms. The Company's policy is to recognize legal costs as incurred. It is possible, however, that the Company's business, financial condition and results of operations in future periods could be materially adversely affected by increased litigation expense, significant settlement costs and/or unfavorable damage awards.

Patent Litigation

Freedom Wireless

On December 10, 2007, the Company was sued by Freedom Wireless, Inc. ("Freedom Wireless"), in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 5,722,067 entitled "Security Cellular Telecommunications System," U.S. Patent No. 6,157,823 entitled "Security Cellular Telecommunications System," and U.S. Patent No. 6,236,851 entitled "Prepaid Security Cellular Telecommunications System." Freedom Wireless alleged that its patents claim a novel cellular system that enables subscribers of prepaid services to both place and receive cellular calls without dialing access codes or using modified telephones. The complaint sought unspecified monetary damages, increased damages under 35 U.S.C. § 284 together with interest, costs and attorneys' fees, and an injunction. On September 3, 2008, Freedom Wireless amended its infringement contentions to assert that the Company's Cricket unlimited voice service, in addition to its Jump® Mobile and Cricket by Week™ services, infringes claims under the patents at issue. On January 19, 2009, the Company and Freedom Wireless entered into an agreement to settle this lawsuit and agreed to enter into a license agreement which will provide Freedom Wireless with royalties on certain of the Company's products and services. Pursuant to the terms of the settlement, an arbitration hearing was held on

December 15, 2009 to finalize the terms of the settlement and license agreements. The decision of the arbitrator is pending.

DNT

On May 1, 2009, the Company was sued by DNT LLC ("DNT") in the United States District Court for the Eastern District of Virginia, Richmond Division, for alleged infringement of U.S. Reissued Patent No. RE37,660 entitled "Automatic Dialing System." DNT alleges that the Company uses, encourages the use of, sells, offers for sale and/or imports voice and data service and wireless modem cards for computers designed to be used in conjunction with cellular networks and that such acts constitute both direct and indirect infringement of DNT's patent. DNT alleges that the Company's infringement is willful, and the complaint seeks an injunction against further infringement, unspecified damages (including enhanced damages) and attorneys' fees. On July 23, 2009, the Company filed an answer to the complaint as well as counterclaims. On December 14, 2009, DNT's patent was determined to be invalid in a case it brought against another wireless provider. That other case was settled and dismissed on February 11, 2010, but the stay in the Company's matter with DNT has not yet been formally lifted.

Digital Technology Licensing

On April 21, 2009, the Company and certain other wireless carriers (including Hargray Wireless, a company which Cricket acquired in April 2008 and which was merged with and into Cricket in December 2008) were sued by Digital Technology Licensing LLC ("DTL") in the United States District Court for the Southern District of New York, for alleged infringement of U.S. Patent No. 5,051,799 entitled "Digital Output Transducer." DTL alleges that the Company and Hargray Wireless sell and/or offer to sell Bluetooth® devices or digital cellular telephones, including Kyocera and Sanyo telephones, and that such acts constitute direct and/or indirect infringement of DTL's patent. DTL further alleges that the Company and Hargray Wireless directly and/or indirectly infringe its patent by providing cellular telephone service and by using and inducing others to use a patented digital cellular telephone system by using cellular telephones, Bluetooth devices, and cellular telephone infrastructure made by companies such as Kyocera and Sanyo. DTL alleges that the asserted infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), attorneys' fees, and expenses. On January 5, 2010, this matter was stayed, pending final resolution of another case that DTL brought against another wireless provider in which it alleges infringement of the patent that is at issue in our matter.

On The Go

On February 22, 2010, a matter brought against the Company by On The Go, LLC ("OTG") was dismissed with prejudice. The Company and certain other wireless carriers were sued by OTG in the United States District Court for the Northern District of Illinois, Eastern Division, on July 9, 2009 for alleged infringement of U.S. Patent No. 7,430,554 entitled "Method and System For Telephonically Selecting, Addressing, and Distributing Messages." OTG's complaint alleged that the Company directly and indirectly infringes OTG's patent by making, offering for sale, selling, providing, maintaining, and supporting the Company's PAYGo prepaid mobile telephone service and system. The complaint sought injunctive relief and unspecified damages, including interest and costs.

DownUnder Wireless

On November 20, 2009, the Company and a number of other parties were sued by DownUnder Wireless, LLC, or DownUnder, in the United States District Court for the Eastern District of Texas, Marshall Division, for alleged infringement of U.S. Patent No. 6,741,215 entitled "Inverted Safety Antenna for Personal Communications Devices." DownUnder alleges that the Company uses, sells, and offers to sell wireless communication devices, including PCD, Cal-Comp, and Motorola devices, comprising a housing, a microphone, a speaker earpiece, a user interface mounted in an upright orientation on the communication device, and a transmitting antenna, where the transmitting antenna is mounted in a lower portion of the housing, and further the housing defines an obtuse angle between the top of the upper housing portion and the bottom of the lower housing portion of the devices, and that such acts constitute direct and indirect infringement of DownUnder's patent. DownUnder alleges that the Company's infringement is willful, and the complaint seeks a permanent injunction against further infringement, unspecified damages (including enhanced damages), and attorneys' fees. The Company filed an answer to the complaint on February 19, 2010.

American Wireless Group

On October 29, 2009, the Company settled two matters referred to as the AWG and Whittington Lawsuits, and the matters have been dismissed.

The Whittington Lawsuit refers to a lawsuit brought on December 31, 2002 by several members of American Wireless Group, LLC ("AWG") against various officers and directors of Leap in the Circuit Court of the First Judicial District of Hinds County, Mississippi. Leap purchased certain FCC wireless licenses from AWG and paid for those licenses with shares of Leap stock. The complaint alleged that Leap failed to disclose to AWG material facts regarding a dispute between Leap and a third party relating to that party's claim that it was entitled to an increase in the purchase price for certain wireless licenses it sold to Leap. In their complaint, plaintiffs sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, plus costs and expenses. Plaintiffs contended that the named defendants were the controlling group that was responsible for Leap's alleged failure to disclose the material facts regarding the third party dispute and the risk that the shares held by the plaintiffs might be diluted if the third party was successful with respect to its claim.

The AWG Lawsuit refers to a related action to the action described above brought in June 2003 by AWG in the Circuit Court of the First Judicial District of Hinds County, Mississippi against the same individual defendants named in the Whittington Lawsuit. The complaint generally set forth the same claims made by the plaintiffs in the Whittington Lawsuit. In its complaint, plaintiff sought rescission and/or damages according to proof at trial of not less than the aggregate amount paid for the Leap stock (alleged in the complaint to have a value of approximately $57.8 million in June 2001 at the closing of the license sale transaction), plus interest, punitive or exemplary damages in the amount of not less than three times compensatory damages, and costs and expenses.

Securities and Derivative Litigation

Leap is a nominal defendant in two shareholder derivative suits and a consolidated securities class action lawsuit. As indicated further below, the Company has entered into discussions to settle the derivative suits and has reached an agreement in principle to settle the class action.

The two shareholder derivative suits purport to assert claims on behalf of Leap against certain of its current and former directors and officers. One of the shareholder derivative lawsuits was filed in the California Superior Court for the County of San Diego on November 13, 2007 and the other shareholder derivative lawsuit was filed in the United States District Court for the Southern District of California on February 7, 2008. The state action was stayed on August 22, 2008 pending resolution of the federal action. The plaintiff in the federal action filed an amended complaint on September 12, 2008 asserting, among other things, claims for alleged breach of fiduciary duty, gross mismanagement, waste of corporate assets, unjust enrichment, and proxy violations based on the November 9, 2007 announcement that the Company was restating certain of its financial statements, claims alleging breach of fiduciary duty based on the September 2007 unsolicited merger proposal from MetroPCS and claims alleging illegal insider trading by certain of the individual defendants. The derivative complaints seek a judicial determination that the claims may be asserted derivatively on behalf of Leap, and unspecified damages, equitable and/or injunctive relief, imposition of a constructive trust, disgorgement, and attorney's fees and costs. Leap and the individual defendants have filed motions to dismiss the amended federal complaint. On September 29, 2009, the district court granted Leap's motion to dismiss the derivative complaint for failure to plead that a presuit demand on Leap's board was excused. The plaintiff has until March 12, 2010 to file an amended complaint. The Company has entered into discussions to settle the derivative suits, although no assurances can be given that it will be successful in doing so.

Leap and certain current and former officers and directors, and Leap's independent registered public accounting firm, PricewaterhouseCoopers LLP, also have been named as defendants in a consolidated securities class action lawsuit filed in the United States District Court for the Southern District of California which consolidated several securities class action lawsuits initially filed between September 2007 and January 2008. Plaintiffs allege that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5, and Section 20(a) of the Exchange Act. The consolidated complaint alleges that the defendants made false and misleading statements about Leap's internal controls, business and financial results, and customer count metrics. The claims are based primarily on the November 9, 2007 announcement that the Company was restating certain of its financial statements and statements made in its August 7, 2007 second quarter 2007 earnings release. The lawsuit seeks, among other relief, a determination that the alleged claims may be asserted on a class-wide basis and unspecified damages and attorney's fees and costs. On January 9, 2009, the federal court granted defendants' motions to dismiss the complaint for failure to state a claim. On February 23, 2009, defendants were served with an amended complaint which does not name PricewaterhouseCoopers LLP or any of Leap's outside directors. Leap and the remaining individual defendants have moved to dismiss the amended complaint.

The parties have reached an agreement in principle to settle the class action. The settlement is contingent on court approval and provides for, among other things, dismissal of the lawsuits with prejudice, the granting of broad releases of the defendants, and a payment to the plaintiffs of $13.75 million, which would include payment of any attorneys' fees for plaintiffs' counsel. The Company anticipates that the entire settlement amount will be paid by its insurers. On February 18, 2010, the lead plaintiff filed a motion seeking preliminary approval by the court of the settlement and approval of a form of notice to potential settlement class members.

Department of Justice Inquiry

On January 7, 2009, the Company received a letter from the Civil Division of the United States Department of Justice (the "DOJ"). In its letter, the DOJ alleges that between approximately 2002 and 2006, the Company failed to comply with certain federal postal regulations that required it to update customer mailing addresses in exchange for receiving certain bulk mailing rate discounts. As a result, the DOJ has asserted that the Company violated the False Claims Act (the "FCA") and is therefore liable for damages. On November 18, 2009, the DOJ presented the Company with a calculation that single damages in this matter were $2.7 million for a period from June 2003 through June 2006, which amount may be trebled under the FCA. The FCA also provides for statutory penalties, which the DOJ has previously asserted could total up to $11,000 per mailing. The DOJ had also previously asserted as an alternative theory of liability that the Company is liable on a basis of unjust enrichment for estimated single damages.

Other Litigation

In addition to the matters described above, the Company is often involved in certain other claims, including disputes alleging intellectual property infringement, which arise in the ordinary course of business and seek monetary damages and other relief. Based upon information currently available to the Company, none of these other claims is expected to have a material adverse effect on the Company's business, financial condition or results of operations.

Indemnification Agreements

From time to time, the Company enters into indemnification agreements with certain parties in the ordinary course of business, including agreements with manufacturers, licensors and suppliers who provide it with equipment, software and technology that it uses in its business, as well as with purchasers of assets, lenders, lessors and other vendors. Indemnification agreements are generally entered into in commercial and other transactions in an attempt to allocate potential risk of loss.

Capital and Operating Leases

The Company has entered into non-cancelable operating lease agreements to lease its administrative and retail facilities, and sites for towers, equipment and antennae required for the operation of its wireless network. These leases typically include renewal options and escalation clauses, some of which escalation clauses are based on the consumer price index. In general, site leases have five- to ten- year initial terms with four five-year renewal options. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases, including renewals that are reasonably assured, and future minimum capital lease payments in effect at December 31, 2009 (in thousands):

Years Ended December 31:	Capital Leases	Operating Leases
2010	$ 2,466	$ 235,517
2011	2,466	230,981
2012	2,466	231,621
2013	2,466	231,810
2014	2,466	230,792
Thereafter	1,526	688,311
Total minimum lease payments	$13,856	$1,849,032
Less amount representing interest	(1,571)	
Present value of minimum lease payments	$12,285	

Tower Provider Commitments

The Company has entered into master lease agreements with certain national tower vendors. These agreements generally provide for discounts, credits or incentives if the Company reaches specified lease commitment levels. If the commitment levels under the agreements are not achieved, the Company may be obligated to pay remedies for shortfalls in meeting these levels. These remedies would have the effect of increasing the Company's rent expense.

Outstanding Letters of Credit and Surety Bonds

As of December 31, 2009 and 2008, the Company had approximately $9.0 million and $8.7 million, respectively, of letters of credit outstanding, which were collateralized by restricted cash, related to contractual commitments under certain of its administrative facility leases and surety bond programs. The restricted cash collateralizing the letters of credit outstanding is reported in both restricted cash, cash equivalents and short-term investments and other long-term assets in the consolidated balance sheets.

As of December 31, 2009 and 2008, the Company had approximately $4.5 million and $3.7 million, respectively, of surety bonds outstanding to guarantee the Company's performance with respect to certain of its contractual obligations.

Report of Independent Registered Public Accounting Firm

To the Sole Member and Manager of Cricket License Company, LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of member's equity present fairly, in all material respects, the financial position of Cricket License Company, LLC, at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, Cricket License Company, LLC has no independent operations or sources of income other than royalties it receives from its parent company, Cricket Communications, Inc., through an intangible property license agreement.

/s/ PricewaterhouseCoopers LLP
San Diego, California
February 26, 2010

CRICKET LICENSE COMPANY, LLC

BALANCE SHEETS
(In thousands)

	December 31,	
	2009	2008
Assets		
Due from Cricket Communications, Inc., net	$ 156,725	$ 149,547
Total current assets	156,725	149,547
Wireless licenses	1,580,174	1,501,631
Assets held for sale	2,381	45,569
Total assets	$1,739,280	$1,696,747
Liabilities and Member's Equity		
Deferred tax liabilities	$ 155,436	$ 133,817
Total liabilities	155,436	133,817
Member's equity:		
Additional paid-in capital	1,583,844	1,562,930
Retained earnings	—	—
Total member's equity	1,583,844	1,562,930
Total liabilities and member's equity	$1,739,280	$1,696,747

See accompanying notes to financial statements.

CRICKET LICENSE COMPANY, LLC

STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Related party revenues	$ 89,022	$ 72,509	$54,424
Operating expenses:			
Related party general and administrative	910	903	130
Impairment of assets	639	177	985
(Gain) on sale or disposal of assets	(4,426)	(1,274)	(1,251)
Total operating expenses (income)	(2,877)	(194)	(136)
Income before income taxes	91,899	72,703	54,560
Income tax expense	(21,763)	(27,033)	(5,581)
Net income	$ 70,136	$ 45,670	$48,979

See accompanying notes to financial statements.

CRICKET LICENSE COMPANY, LLC

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 70,136	$ 45,670	$ 48,979
Adjustments to reconcile net loss to net cash provided by operating activities:			
Deferred income tax expense	21,169	26,929	5,543
Impairment of assets	639	177	985
(Gain) on sale or disposal of assets	(4,426)	(1,274)	(1,251)
Changes in assets and liabilities:			
Change in due from Cricket Communications, Inc., net	(87,968)	(71,502)	(54,256)
Net cash provided by operating activities	—	—	—
Investing activities:			
Cash provided by investing activities	—	—	—
Financing activities:			
Cash provided by financing activities	—	—	—
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$ —	$ —	$ —
Non-cash financing activities:			
Contribution of wireless licenses and spectrum clearing costs from Cricket Communications, Inc.	$ 33,721	$ 15,894	$ 72,362
Dividends to parent	(82,943)	$(115,737)	$ —

See accompanying notes to financial statements.

CRICKET LICENSE COMPANY, LLC

STATEMENTS OF MEMBER'S EQUITY
(In thousands)

	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	1,527,808	(32,046)	1,495,762
Net income	—	48,979	48,979
Parent contributions	72,362	—	72,362
Balance at December 31, 2007	1,600,170	16,933	1,617,103
Net income	—	45,670	45,670
Parent dividends	(53,134)	(62,603)	(115,737)
Parent contributions	15,894	—	15,894
Balance at December 31, 2008	1,562,930	—	1,562,930
Net income	—	70,136	70,136
Parent dividends	(12,807)	(70,136)	(82,943)
Parent contributions	33,721	—	33,721
Balance at December 31, 2009	$1,583,844	$ —	$1,583,844

See accompanying notes to financial statements.

CRICKET LICENSE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. The Company

Cricket License Company, LLC ("License Company"), a Delaware limited liability company and wholly owned subsidiary of Cricket Communications, Inc. ("Cricket"), owns wireless licenses used by Cricket to offer digital wireless services in the United States under the "Cricket®" brand. As a limited liability company with a single owner, License Company is treated as an unincorporated division of its sole member for federal and state income tax purposes. License Company's provision for income taxes has been computed on a separate return basis for all periods presented. License Company has no independent operations or sources of income other than royalties it receives from Cricket through an intangible property license agreement, which is more fully described in Note 6. License Company is referred to herein as the "Company."

Cricket's wireless licenses were previously owned by its former direct and indirect wholly owned subsidiaries Cricket Licensee (Reauction), LLC ("Licensee Reauction"), Cricket Licensee I, LLC ("Licensee I") and Cricket Licensee (2007), LLC ("Cricket 2007"). On December 31, 2009, Licensee I and Cricket 2007 were merged with and into Licensee Reauction, which constituted a reorganization of entities under common control. In connection with such merger, Licensee Reauction changed its name to Cricket License Company, LLC.

Note 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from management's estimates.

Subsequent Events

Effective June 15, 2009, the Company adopted the authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of the guidance did not impact the Company's financial position or results of operations. The Company evaluated all events or transactions that occurred after December 31, 2009 up through February 26, 2010, the date it issued these financial statements. During this period, Cricket entered into an asset purchase and contribution agreement with various entities doing business as Pocket Communications (collectively, "Pocket"), as more fully described in Note 5.

Revenues

The Company's business revenues arise solely from a royalty fee charged to Cricket for its use of the Company's wireless licenses. Under the intangible property license agreement, as more fully described in Note 6, between the Company and Cricket, the Company charges Cricket a royalty fee of 4.5% of Cricket's net sales for the use of the Company's wireless licenses in Cricket's wireless communications business. The royalty fee charged to Cricket is recorded in due from Cricket Communications, Inc., net on the balance sheets.

General and Administrative Expenses

General and administrative expenses on the statements of operations are comprised of costs allocated and/or billed to the Company by Cricket. Such costs include a management services fee, payroll expenses and rent expenses.

Wireless Licenses

Cricket operates broadband Personal Communications Services ("PCS") and Advanced Wireless Services ("AWS") networks using spectrum licensed under the Company's PCS and AWS wireless licenses granted by the FCC. The Company's wireless licenses are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term (ten years in the case of PCS licenses and fifteen years in the case of AWS licenses), wireless licenses are considered to be indefinite-lived intangible assets because Cricket expects to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for either no or a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful life of the Company's PCS and AWS licenses. On a quarterly basis, the Company evaluates the remaining useful life of its indefinite-lived wireless licenses to determine whether events and circumstances, such as legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, the Company would first test the wireless license for impairment and the wireless license would then be amortized prospectively over its estimated remaining useful life. In addition, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for the impairment or disposal of long-lived assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. In addition to these quarterly evaluations, the Company also tests its wireless licenses for impairment in accordance with the authoritative guidance for goodwill and other intangible assets on an annual basis. As of December 31, 2009 and 2008, the carrying value of the Company's wireless licenses was $1.6 billion and $1.5 billion, respectively. Wireless licenses to be disposed of by sale are carried at the lower of their carrying value or fair value less costs to sell. As of December 31, 2009 and 2008, wireless licenses with a carrying value of $2.4 million and $45.6 million, respectively, were classified as assets held for sale, as more fully described in Note 5.

Portions of the AWS spectrum that Cricket was awarded in Auction #66 were subject to use by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. In connection with the launch of new markets over the past two years, Cricket worked with several incumbent government and commercial licensees to clear AWS spectrum. Cricket's spectrum clearing costs have been capitalized to the Company's wireless licenses as incurred. Approximately $6.5 million and $5.3 million in spectrum clearing costs were capitalized to the Company's wireless licenses during the years ended December 31, 2009 and 2008, respectively.

Impairment of Indefinite-Lived Intangible Assets

The Company assesses potential impairments to its indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate an impairment condition may exist. In addition, and as more fully described below, on a quarterly basis, the Company evaluates the triggering event criteria outlined in the authoritative guidance for goodwill and other intangible assets to determine whether events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted each year during the three months ended September 30.

The Company's wireless licenses in Cricket's operating markets are combined into a single unit of account for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. The Company's non-operating licenses are tested for impairment on an individual basis because these licenses are not functioning as part of a group with licenses in Cricket's operating markets. As of December 31, 2009, the carrying values of the Company's operating and non-operating wireless licenses were $1,549.1 million and $31.1 million, respectively. An impairment loss is recognized on the Company's operating wireless licenses when the aggregate fair value of the wireless licenses is less than their aggregate carrying value and is measured as the amount by which the licenses' aggregate carrying value exceeds their aggregate fair value. An impairment loss is recognized on the Company's non-operating wireless licenses when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license's carrying value exceeds its fair value. Any required impairment loss is recorded as a reduction in the carrying value of the relevant wireless license and charged to results of operations. As a result of the annual impairment test of wireless licenses, the Company recorded impairment charges of $0.6 million, $0.2 million and $1.0 million during the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. As more fully described below, the fair value of these non-operating wireless licenses was determined using Level 3 inputs in accordance with the authoritative guidance for fair value measurements. As of September 30, 2009, the aggregate fair value and carrying value of these non-operating wireless licenses was $9.1 million and $9.7 million, respectively. No impairment charges were recorded for the Company's operating wireless licenses as the aggregate fair value of these licenses exceeded the aggregate carrying value.

The valuation method the Company uses to determine the fair value of its wireless licenses is the market approach. Under this method, the Company determines fair value by comparing its wireless licenses to sales prices of other wireless licenses of similar size and type that have been recently sold through government auctions and private transactions. As part of this market-level analysis, the fair value of each wireless license is evaluated and adjusted for developments or changes in legal, regulatory and technical matters, and for demographic and economic factors, such as population size, composition, growth rate and density, household and disposable income, and composition and concentration of the market's workforce in industry sectors identified as wireless-centric (e.g., real estate, transportation, professional services, agribusiness, finance and insurance).

As more fully described above, the most significant assumption used to determine the fair value of the Company's wireless licenses is comparable sales transactions. Other assumptions used in determining fair value include developments or changes in legal, regulatory and technical matters as well as demographic and economic factors. Changes in comparable sales prices would generally result in a corresponding change in fair value. For example, a ten percent decline in comparable sales prices would generally result in a ten percent decline in fair value. However, a decline in comparable sales would likely require further adjustment to fair value to capture more recent macro-economic changes and changes in the demographic and economic characteristics unique to the Company's wireless licenses, such as population size, composition, growth rate and density, household and disposable income, and the extent of the wireless-centric workforce in the markets covered by its wireless licenses. Spectrum auctions and comparables sales transactions in recent periods have resulted in modest increases to the aggregate fair value of the Company's wireless licenses as increases in fair value in larger markets were slightly offset by decreases in fair value in markets with lower population densities. In addition, favorable developments in technical matters such as spectrum clearing and handset availability have positively impacted the fair value of a significant portion of the Company's wireless licenses. Partially offsetting these increases in value were demographic and economic-related adjustments that were required to capture current economic developments. These demographic and economic factors resulted in a decline in fair value for certain of the Company's wireless licenses.

As a result of the valuation analysis discussed above, the fair value of the Company's wireless licenses determined in its 2009 annual impairment test increased by approximately 8% from its annual impairment test performed in September 2008 (as adjusted to reflect the effects of its acquisitions and dispositions of wireless licenses during the period). As of the Company's 2009 annual impairment test, the fair value of its wireless licenses significantly exceeded their carrying value. The aggregate fair value of the Company's individual wireless licenses was $1,928.3 million, which when compared to their respective aggregate carrying value of $1,577.4 million, yielded significant excess fair value.

As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual operating wireless licenses was $1,891.7 million and $1,547.4 million, respectively. If the fair value of the Company's operating wireless licenses had declined by 10% in such impairment test, it would not have recognized an impairment loss. As of the Company's 2009 annual impairment test, the aggregate fair value and carrying value of its individual non-operating wireless licenses was $36.6 million and $30.0 million, respectively. If the fair value of the Company's non-operating wireless licenses had declined by 10% in such impairment test, it would have recognized an impairment loss of approximately $1.7 million.

As of December 31, 2009, the Company evaluated whether any triggering events or changes in circumstances occurred subsequent to its 2009 annual impairment test of its wireless licenses that indicated that an impairment condition may exist. This evaluation included consideration of whether there had been any significant adverse change in legal factors or in the Company's business climate, adverse action or assessment by a regulator, unanticipated competition, loss of key personnel or likely sale or disposal of all or a significant portion of an asset group. Based upon this evaluation, the Company concluded that there had not been any triggering events or changes in circumstances that indicated that an impairment condition existed as of December 31, 2009.

Income Taxes

The Company is included in Leap's consolidated federal tax return and, where applicable, joins in the Leap consolidated or combined group for state tax purposes. Accordingly, the Company does not pay income taxes on a standalone basis in many of the jurisdictions in which it operates; however, it accounts for income taxes using the separate return method pursuant to the authoritative guidance for income taxes. The Company's provision for income taxes has been computed on a separate return basis for all periods presented. The Company calculates income taxes on a separate return basis in each of the jurisdictions in which it operates. This process involves calculating current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss ("NOL") carryforwards, capital loss carryforwards and income tax credits.

The Company must then periodically assess the likelihood that its deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. Included in the Company's deferred tax assets as of December 31, 2009 were federal NOL carryforwards of approximately $164.8 million (which begin to expire in 2022) and state NOL carryforwards of approximately $128.0 million ($3.0 million of which will expire at the end of 2010), which could be used to offset future ordinary taxable income and reduce the amount of cash required to settle future tax liabilities. To the extent the Company believes it is more likely than not that its deferred tax assets will not be recovered, it must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2009, the Company weighed the positive and negative factors with respect to this determination and, at this time, believes there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that its deferred tax assets will be realized, with the exception of a portion of its state NOL carryforwards.

If the Company were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code and similar state provisions, at a time when its market capitalization was below a certain level, its ability to utilize these NOLs to offset future taxable income could be significantly limited. In general terms, a change in ownership can occur whenever there is a shift in the ultimate ownership of a company by more than 50 percentage points by one or more "5% stockholders" within a three-year period.

The determination of whether an ownership change has occurred is complex and requires significant judgment. If an ownership change for purposes of Section 382 were to occur, it could significantly limit the amount of NOL carryforwards that the Company could utilize on an annual basis, thus accelerating cash tax payments it would have to make and possibly causing these NOLs to expire before it could fully utilize them. Any restriction on the Company's ability to utilize these NOL carryforwards could have a material impact on its future cash flows. None of the Company's NOL carryforwards are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit.

The Company's unrecognized income tax benefits and uncertain tax positions have not been material in any period. Interest and penalties related to uncertain tax positions are recognized by the Company as a component of income tax expense; however, such amounts have not been material in any period. All of the Company's tax years from 2000 to 2009 remain open to examination by federal and state taxing authorities. In July 2009, the federal examination of the Company's 2005 tax year, which was limited in scope, was concluded and resulted in a $1.1 million increase to state income tax expense due to a decrease in state NOL carryforwards. Amounts previously reported as NOL and capital loss carryforwards have been recharacterized as wireless license deferred tax assets in the balance sheets as a result of the federal examination.

The Company changed its tax accounting method for amortizing wireless licenses during the year ended December 31, 2007. Under the prior method, the Company began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, the Company generally begins amortizing wireless licenses for tax purposes on the date the wireless license is acquired. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which the Company had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards and wireless license deferred tax assets.

Note 3. Income Taxes

The components of the Company's income tax provision are summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Current provision:			
Federal	$ —	$ —	$ —
State	145	102	38
	145	102	38
Deferred provision:			
Federal	28,404	25,446	(3,532)
State	(6,786)	1,485	9,075
	21,618	26,931	5,543
	$21,763	$27,033	$ 5,581

A reconciliation of the amounts computed by applying the statutory federal income tax rate to income before income taxes to the amounts recorded in the statements of operations is summarized as follows (in thousands):

	December 31,		
	2009	2008	2007
Amounts computed at statutory federal rate	$32,164	$25,446	$ 19,096
State income tax benefit, net of federal income tax impact	4,126	3,440	3,818
Change in state tax rate	(7,761)	(836)	1,319
Change in valuation allowance	(6,766)	(1,017)	(18,652)
	$21,763	$27,033	$ 5,581

The components of the Company's deferred tax assets (liabilities) are summarized as follows (in thousands):

	As of December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 64,264	$ 80,965
Wireless licenses	33,869	14,514
Capital loss carryforwards	—	4,254
Net deferred tax assets	98,133	99,733
Valuation allowance	(3,115)	(9,881)
Other deferred tax liabilities:		
Wireless licenses	(237,031)	(212,294)
Goodwill	(13,422)	(11,375)
Net deferred tax liabilities	$(155,435)	$(133,817)

As of each December 31, 2009 and 2008, the Company recorded $0.4 million and $0.5 million of income taxes payable to Cricket in due from Cricket Communications, Inc., net on the balance sheets.

At December 31, 2009, the Company estimated it had federal NOL carryforwards of approximately $164.8 million which begin to expire in 2022, and state NOL carryforwards of approximately $128.0 million, of which $3.0 million will expire at the end of 2010. During the year ended December 31, 2009, the Company recorded decreases to its valuation allowance of $2.5 million and $4.3 million associated with the expected expiration of state NOL carryforwards and a reduction of capital loss carryforwards, respectively.

Note 4. Member's Equity

Licenses purchased by Cricket and spectrum clearing costs incurred by Cricket are contributed to the Company and recorded in additional paid-in capital on the balance sheets.

Note 5. Significant Acquisitions and Dispositions

In March 2009, the Company completed its exchange of certain wireless spectrum with MetroPCS Communications, Inc. ("MetroPCS"). Under the spectrum exchange agreement, the Company acquired an additional 10 MHz of spectrum in San Diego, Fresno, Seattle and certain other Washington and Oregon markets, and MetroPCS acquired an additional 10 MHz of spectrum in Dallas-Ft. Worth, Shreveport-Bossier City, Lakeland-Winter Haven, Florida and certain other northern Texas markets. The carrying values of the wireless licenses transferred to MetroPCS under the spectrum exchange agreement were $45.6 million, and the Company recognized a net gain of approximately $4.4 million upon the closing of the transaction.

On June 19, 2009, the Company completed its purchase of certain wireless spectrum. Under the associated license purchase agreement, the Company acquired an additional 10 MHz of spectrum in St. Louis for $27.2 million.

On January 8, 2010, the Company distributed certain non-operating wireless licenses in West Texas with a carrying value of approximately $2.4 million to Cricket in connection with Cricket's contribution of such licenses to a joint venture in exchange for an 8.8% ownership interest in the joint venture.

On February 22, 2010, Cricket entered into an asset purchase and contribution agreement with Pocket, pursuant to which Cricket and Pocket agreed to contribute substantially all of their wireless spectrum (comprising, with respect to Cricket, spectrum owned by the Company) and operating assets in South Texas to a joint venture controlled by Cricket. Cricket will own approximately 76% of the joint venture and Pocket will own approximately

24%. Immediately prior to the closing Cricket will purchase specified assets from Pocket for approximately $38 million in cash, which assets will also be contributed to the joint venture. Following the closing, Pocket will have the right to put, and Cricket will have the right to call, all of Pocket's membership interests in the joint venture (which rights will generally be exercisable by either party after 3½ years). In addition, in the event of a change of control of Leap, Pocket will be obligated to sell to Cricket all of its membership interests in the joint venture. The closing of the transaction is subject to customary closing conditions, including the consent of the FCC.

Note 6. Related Party Agreements

Intangible Property License Agreement

Cricket and the Company entered into an intangible property license agreement (the "Intangible Property License Agreement") pursuant to which the Company granted Cricket the exclusive right to use the Company's wireless licenses for a royalty fee. The royalty fee is based on 4.5% of Cricket's net sales, which net sales are defined as gross receipts from Cricket's sales of wireless services, less customary deductions, such as government-imposed charges, returns, and allowances and credits to customers. The term of the agreement will remain in effect until it is terminated by either the Company or Cricket.

Rent Reimbursement Agreement

Cricket and the Company entered into a rent reimbursement agreement (the "Rent Reimbursement Agreement") in November 2007 pursuant to which the Company is required to reimburse Cricket on a monthly basis for a portion of the monthly rent for Cricket's corporate offices. Such reimbursement totals $2,550 per month and is calculated as the pro-rata portion of the monthly rent applicable to the space at Cricket's corporate offices that the Company's employees are permitted to use. The agreement will terminate on September 30, 2010, unless terminated earlier by mutual written agreement by the Company and Cricket. If the agreement is not terminated effective October 1, 2010, the agreement will convert into a month-to-month agreement under substantially the same terms and conditions as under the initial term.

Senior Secured Notes Due 2016

On June 5, 2009, Cricket issued $1,100 million of 7.75% senior secured notes due 2016 in a private placement to institutional buyers at an issue price of 96.134% of the principal amount, which notes were exchanged in December 2009 for identical notes that had been registered with the SEC. The notes are guaranteed on a senior secured basis by Leap Wireless International, Inc. ("Leap"), of which Cricket is a wholly owned subsidiary, the Company and each of Leap's other direct and indirect existing domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali, which are subsidiaries of Cricket, and their respective subsidiaries) and any future wholly owned domestic restricted subsidiary that guarantees any indebtedness of Cricket or a guarantor of the notes. The notes bear interest at the rate of 7.75% per year, payable semi-annually in cash in arrears, which interest payments commenced in November 2009. The notes and the guarantees are Leap's, Cricket's, the Company's and the other guarantors' senior secured obligations and are equal in right of payment with all of Leap's, Cricket's, the Company's and the other guarantors' existing and future unsubordinated indebtedness.

The notes and the guarantees are effectively senior to all of Leap's, Cricket's, the Company's and the other guarantors' existing and future unsecured indebtedness, as well as to all of Leap's, Cricket's, the Company's and the other guarantors' obligations under any permitted junior lien debt that may be incurred in the future, in each case to the extent of the value of the collateral securing the senior secured notes and the guarantees. The notes and the guarantees are secured on a *pari passu* basis with all of Leap's, Cricket's, the Company's and the other guarantors' obligations under any permitted parity lien debt that may be incurred in the future, and are effectively junior to all of Leap's, Cricket's, the Company's and the other guarantors' obligations under any permitted priority debt that may be incurred in the future, to the extent of the value of the collateral securing such permitted priority debt. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's, the Company's and the other guarantors' future subordinated indebtedness.

The notes and the guarantees are secured on a first-priority basis, equally and ratably with any future parity lien debt, by liens on substantially all of the present and future personal property of Leap, Cricket, the Company and the other guarantors, except for certain Excluded Assets (as defined in the security agreement) and subject to permitted liens (including liens on the collateral securing any future permitted priority debt).

Unsecured Senior Notes Due 2014

Cricket's $1,100 million of 9.375% unsecured senior notes due 2014 are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's, the Company's and the other guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's, the Company's and the other guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's, the Company's and the other guarantors' existing and future secured obligations, including those under the senior secured notes described above, to the extent of the value of the assets securing such obligations. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's, the Company's and the other guarantors' future subordinated indebtedness.

Unsecured Senior Notes Due 2015

Cricket's $300 million of 10.0% unsecured senior notes due 2015 are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap's, Cricket's, the Company's and the other guarantors' general senior unsecured obligations and rank equally in right of payment with all of Leap's, Cricket's, the Company's and the other guarantors' existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap's, Cricket's, the Company's and the other guarantors' existing and future secured obligations, including those under the senior secured notes described above, to the extent of the value of the assets securing such obligations. In addition, the notes and the guarantees are senior in right of payment to any of Leap's, Cricket's, the Company's and the other guarantors' future subordinated indebtedness.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including our CEO and CFO as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management, with participation by our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving desired objectives. As required by SEC Rule 13a-15(b), in connection with filing this Annual Report on Form 10-K, management conducted an evaluation, with the participation of our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2009, the end of the period covered by this report. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework* issued by the COSO, our management concluded our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9A(T). *Controls and Procedures*

Not applicable.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item regarding directors and corporate governance is incorporated by reference to our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held in 2010, or the "2010 Proxy Statement," under the headings "Election of Directors," "Board of Directors and Board Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding executive officers is set forth in Item 1 of Part I of this Report under the caption "Executive Officers of the Registrant." We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics is posted on our website, *www.leapwireless.com.*

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the 2010 Proxy Statement under the headings "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 with respect to equity compensation plans (including individual compensation arrangements) under which Leap common stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,701,251(1)(3)	$43.39	1,675,669(4)
Equity compensation plans not approved by security holders	235,000(2)(3)	$34.49	13,500
Total	4,936,251	$42.97	1,689,169

(1) Represents shares reserved for issuance under the 2004 Plan adopted by the compensation committee of our board of directors on December 30, 2004 (as contemplated by our confirmed plan of reorganization) and as amended on March 8, 2007. Stock options granted prior to May 17, 2007 were granted prior to the approval of the 2004 Plan by Leap stockholders. The material features of the 2004 Plan are described in our Definitive Proxy Statement dated April 6, 2007, as filed with the SEC on such date, which description is incorporated herein by reference.

(2) Represents shares reserved for issuance under the 2009 Employment Inducement Equity Incentive Plan, or the 2009 Inducement Plan, which was adopted in February 2009 without stockholder approval, as permitted under the rules and regulations of the NASDAQ Stock Market. The material features of the 2009 Inducement Plan are described in our Definitive Proxy Statement dated April 10, 2009, as filed with the SEC on such date, which description is incorporated herein by reference. The 2009 Inducement Plan was amended on January 14, 2010 by our Board to increase the number of shares reserved for issuance under the 2009 Inducement Plan by 100,000 shares of Leap common stock, which shares are not reflected in the amounts shown above.

(3) Excludes 1,679,787 and 51,500 shares of restricted stock issued under the 2004 Plan and 2009 Inducement Plan, respectively, which are subject to release upon vesting of the shares.

(4) Consists of 531,607 shares reserved for issuance under the Leap Wireless International, Inc. Employee Stock Purchase Plan, and 1,144,062 shares reserved for issuance under the 2004 Plan.

The information required by this item relating to beneficial ownership of Leap common stock is incorporated by reference to the 2010 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the 2010 Proxy Statement under the headings "Election of Directors," "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions."

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to the 2010 Proxy Statement under the heading "Audit Fees."

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) Financial Statements and Financial Statement Schedules

Documents filed as part of this report:

1. Financial Statements:

The financial statements of Leap listed below are set forth in Item 8 of this report for the year ended December 31, 2009:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

The financial statements of Cricket Communications, Inc. listed below are set forth in Item 8 of this report for the year ended December 31, 2009:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

The financial statements of Cricket License Company, LLC listed below are set forth in Item 8 of this report for the year ended December 31, 2009:

Report of Independent Registered Public Accounting Firm

Balance Sheets at December 31, 2009 and 2008

Statements of Operations for the years ended December 31, 2009, 2008 and 2007

Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Statements of Member's Equity for the years ended December 31, 2009, 2008 and 2007

Notes to Financial Statements

2. Financial Statement Schedules:

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1(1)	Fifth Amended Joint Plan of Reorganization, dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.
2.2(1)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
2.3(1)	Order Confirming Debtors' Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
3.1*	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc.
3.2*	Amended and Restated Bylaws of Leap Wireless International, Inc.
4.1*	Form of Common Stock Certificate.
4.2(2)	Amended and Restated Registration Rights Agreement, dated as of September 3, 2009, by and among Leap, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and MHR Institutional Partners III LP.
4.3(3)	Indenture, dated as of October 23, 2006, by and among Cricket Communications, Inc., the Initial Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee.
4.3.1(3)	Form of 9.375% Senior Note of Cricket Communications, Inc. due 2014 (attached as Exhibit A to the Indenture filed as Exhibit 4.3.1 hereto).
4.3.2(4)	Third Supplemental Indenture, dated as of April 30, 2007, among Cricket Communications, Inc., Wells Fargo Bank, N.A., as trustee, Leap Wireless International, Inc. and the other guarantors under the Indenture.
4.4(5)	Indenture, dated as of June 25, 2008, between Cricket Communications, Inc., the Guarantors and Wells Fargo Bank, N.A., as trustee.
4.4.1(5)	Form of 10% Senior Note of Cricket Communications, Inc. due 2015 (attached as Exhibit A to the Indenture filed as Exhibit 4.4 hereto).
4.5(5)	Registration Rights Agreement, dated as of June 25, 2008, between Cricket Communications, Inc., the Guarantors and Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers.
4.6(6)	Indenture, dated as of June 25, 2008, between Leap Wireless International and Wells Fargo Bank, N.A., as trustee.
4.6.1(6)	Form of 4.50% Convertible Senior Note of Leap Wireless International, Inc. due 2014 (attached as Exhibit A to the Indenture filed as Exhibit 4.6 hereto).
4.7(6)	Registration Rights Agreement, dated as of June 25, 2008, between Leap Wireless International, Inc. and Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, as representatives of the Initial Purchasers.
4.8(7)	Indenture, dated as of June 5, 2009, by and among Cricket Communications, Inc., the Initial Guarantors (as defined therein) and Wilmington Trust FSB, as trustee.
4.8.1(7)	Form of 7.75% Senior Secured Note of Cricket Communications, Inc. due 2016 (attached as Exhibit A to the Indenture filed as Exhibit 4.8 hereto).
4.9(7)	Security Agreement, dated as of June 5, 2009, by and among Cricket Communications, Inc., the Guarantors (as defined therein) and Wilmington Trust FSB, as collateral trustee.
4.10(7)	Collateral Trust Agreement, dated as of June 5, 2009, by and among Cricket Communications, Inc., the Guarantors (as defined therein) and Wilmington Trust FSB, as trustee and collateral trustee.

Exhibit Number	Description
4.11(7)	Registration Rights Agreement, dated as of June 5, 2009, by and among Cricket Communications, Inc., the Guarantors (as defined therein), and Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the Initial Purchasers named therein.
10.1(8)†	System Equipment Purchase Agreement, dated as of June 11, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Nortel Networks Inc.
10.2(8)†	System Equipment Purchase Agreement, dated as of June 14, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Lucent Technologies, Inc.
10.3(1)†	Amended and Restated System Equipment Purchase Agreement, dated as of May 24, 2007, by and between Cricket Communications, Inc. and Futurewei Technologies, Inc.
10.4(9)	Credit Agreement, dated as of July 13, 2006, by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.1(10)	Amendment No. 1 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of September 28, 2006, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.2(11)	Amendment No. 2 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of April 16, 2007, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10.4.3(12)	Amendment No. 3 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC, Denali Spectrum, LLC, Denali Spectrum Operations, LLC and Denali Spectrum License Sub, LLC dated as of March 6, 2008.
10.4.4(13)	Letter of Credit and Reimbursement Agreement by and between Cricket Communications, Inc. and Denali Spectrum Operations, LLC, dated as of February 21, 2008.
10.5(14)#	Form of Indemnification Agreement to be entered into by and between Leap Wireless International, Inc. and its directors and officers.
10.6(15)#†	Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, dated as of January 10, 2005.
10.6.1(16)#	First Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of June 17, 2005.
10.6.2(17)#	Second Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of February 17, 2006.
10.6.3(1)#	Third Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of December 31, 2008.
10.7(13)#	Form of Executive Vice President and Senior Vice President Amended and Restated Severance Benefits Agreement.
10.8(15)#	Employment Offer Letter dated January 31, 2005, between Cricket Communications, Inc. and Albin F. Moschner.
10.9(18)#	Employment Offer Letter dated April 7, 2008, between Cricket Communications, Inc. and Jeffrey E. Nachbor.
10.10(18)#	Employment Offer Letter dated June 2, 2008, between Cricket Communications, Inc. and Walter Z. Berger.
10.11(19)#	Leap Wireless International, Inc. 2004 Stock Option Restricted Stock and Deferred Stock Unit Plan.

Exhibit Number	Description
10.11.1(11)#	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.11.2(8)#	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10.11.3(20)	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan
10.11.4(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (February 2008 Vesting).
10.11.5(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.11.6(17)#	Amendment No. 1 to Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.11.7(17)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.11.8(20)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting).
10.11.9(18)#	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Revised May 2008).
10.11.10(17)#†	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of October 26, 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.11.11(18)#	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of June 23, 2008, between Leap Wireless International, Inc. and Walter Z. Berger.
10.11.12(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (February 2008 Vesting).
10.11.13(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.11.14(17)#	Amendment No. 1 to Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10.11.15(17)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10.11.16(21)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting).
10.11.17(18)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Revised May 2008).
10.11.18(17)#†	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of October 26 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10.11.19(18)#	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of June 23, 2008, between Leap Wireless International, Inc. and Walter Z. Berger.
10.11.20(19)#	Form of Deferred Stock Unit Award Grant Notice and Deferred Stock Unit Award Agreement.
10.11.21(15)#	Form of Non-Employee Director Stock Option Grant Notice and Non-Qualified Stock Option Agreement.
10.11.22(22)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (for Non-Employee Directors).
10.12(23)#	Leap Wireless International, Inc. Executive Incentive Bonus Plan.
10.13(1)#	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc.
10.13.1*#	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc.

Exhibit Number	Description
10.13.2(1)#	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting) granted under the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc.
10.13.3(1)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting) granted under the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc.
21*	Subsidiaries of Leap Wireless International, Inc.
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

** This certification is being furnished solely to accompany this report pursuant to U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of Leap Wireless International, Inc. whether made before or after the date hereof, regardless of any general incorporation language in such filing.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates.

(1) Filed as an exhibit to Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference.

(2) Filed as an exhibit to Leap's Current Report on Form 8-K, dated September 3, 2009, filed with the SEC on September 4, 2009, and incorporated herein by reference.

(3) Filed as an exhibit to Leap's Current Report on Form 8-K, dated October 18, 2006, filed with the SEC on October 24, 2006, and incorporated herein by reference.

(4) Filed as an exhibit to Leap's Current Report on Form 8-K, dated April 30, 2007, filed with the SEC on May 4, 2007, and incorporated herein by reference.

(5) Filed as an exhibit to Leap's Current Report on Form 8-K, dated June 25, 2008, filed with the SEC on June 30, 2008, and incorporated herein by reference.

(6) Filed as an exhibit to Leap's Current Report on Form 8-K, dated June 25, 2008, filed with the SEC on June 30, 2008, and incorporated herein by reference.

(7) Filed as an exhibit to Leap's Current Report on Form 8-K, dated June 5, 2009, filed with the SEC on June 8, 2009, and incorporated herein by reference.

(8) Filed as an exhibit to Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

(9) Filed as an exhibit to Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 8, 2006, and incorporated herein by reference.

(10) Filed as an exhibit to Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

(11) Filed as an exhibit to Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

(12) Filed as an exhibit to Leap's Registration Statement on Form S-4 (File No. 333-149937), filed with the SEC on March 28, 2008, and incorporated herein by reference.

(13) Filed as an exhibit to Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, and incorporated herein by reference.

(14) Filed as an exhibit to Leap's Current Report on Form 8-K, dated November 2, 2009, filed with the SEC on November 5, 2009, and incorporated herein by reference.

(15) Filed as an exhibit to Leap's Annual Report on From 10-K for the fiscal year ended December 31, 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(16) Filed as an exhibit to Leap's Current Report on Form 8-K, dated June 17, 2005, filed with the SEC on June 23, 2005, and incorporated herein by reference.

(17) Filed as an exhibit to Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, and incorporated herein by reference.

(18) Filed as an exhibit to Leap's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 7, 2008, and incorporated herein by reference.

(19) Filed as an exhibit to Leap's Current Report on Form 8-K, dated November 2, 2009, filed with the SEC on November 5, 2009, and incorporated herein by reference.

(20) Filed as Appendix A to Leap's Definitive Proxy Statement filed with the SEC on April 10, 2009, and incorporated herein by reference.

(21) Filed as an exhibit to Leap's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

(22) Filed as an exhibit to Leap's Current Report on Form 8-K, dated May 18, 2006, filed with the SEC on June 6, 2006, and incorporated herein by reference.

(23) Filed as Appendix B to Leap's Definitive Proxy Statement filed with the SEC on April 6, 2007, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 26, 2010

LEAP WIRELESS INTERNATIONAL, INC.

By: /s/ S. DOUGLAS HUTCHESON

S. Douglas Hutcheson
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ S. DOUGLAS HUTCHESON S. Douglas Hutcheson	Chief Executive Officer, President and Director (Principal Executive)	February 26, 2010
/s/ WALTER Z. BERGER Walter Z. Berger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2010
/s/ JEFFREY E. NACHBOR Jeffrey E. Nachbor	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2010
/s/ JOHN H. CHAPPLE John H. Chapple	Director	February 26, 2010
/s/ JOHN D. HARKEY, JR. John D. Harkey, Jr.	Director	February 26, 2010
/s/ RONALD KRAMER Ronald Kramer	Director	February 26, 2010
/s/ ROBERT V. LAPENTA Robert V. LaPenta	Director	February 26, 2010
/s/ MARK H. RACHESKY, M.D. Mark H. Rachesky, M.D.	Chairman of the Board and Director	February 26, 2010
/s/ WILLIAM A. ROPER, JR. William A. Roper, Jr.	Director	February 26, 2010
/s/ MICHAEL B. TARGOFF Michael B. Targoff	Director	February 26, 2010

(This page intentionally left blank)

Corporate Information

BOARD OF DIRECTORS

Mark H. Rachesky, M.D.
Chairman of the Board
Chairman, Co-Founder and President
MHR Fund Management, LLC

John H. Chapple
President
Hawkeye Investments LLC

John D. Harkey
Chairman and
Chief Executive Officer
Consolidated Restaurant
Companies, Inc.

S. Douglas Hutcheson
President and
Chief Executive Officer
Leap Wireless International, Inc.

Ronald J. Kramer
Chief Executive Officer
Griffon Corporation

Robert V. LaPenta
Chairman, President and
Chief Executive Officer
L-1 Identity Solutions, Inc.

William A. Roper, Jr.
President
Roper Capital Company

Michael B. Targoff
Chief Executive Officer
Loral Space & Communications, Inc.

SENIOR MANAGEMENT TEAM

S. Douglas Hutcheson
President and
Chief Executive Officer

Albin F. Moschner
Chief Operating Officer

Walter Z. Berger
Executive Vice President and
Chief Financial Officer

Glenn T. Umetsu
Executive Vice President and
Chief Technical Officer

David B. Davis
Senior Vice President and General
Manager, Chief Sales Officer

T. Scott Edwards
Senior Vice President and General
Manager, Chief Marketing Officer

Michael Hahn
Senior Vice President, Supply Chain,
Procurement, and Real Estate

Colin E. Holland
Senior Vice President, Engineering
and Technical Operations

William D. Ingram
Senior Vice President, Strategy

Robert J. Irving, Jr.
Senior Vice President and
General Counsel

Aaron P. Maddox
Senior Vice President,
Finance - Operations

Jeffrey E. Nachbor
Senior Vice President,
Financial Operations and
Chief Accounting Officer

Greg A. Post
Senior Vice President and General
Manager, Channel Operations

Leonard C. Stephens
Senior Vice President,
Human Resources

Dave P. Truzinski
Senior Vice President and
Chief Information Officer

Linda K. Wokoun
Senior Vice President,
Operations Strategy

CORPORATE HEADQUARTERS

5887 Copley Drive
San Diego, CA 92111
T: (858) 882-6000
F: (858) 882-6070

CORPORATE COUNSEL

Latham & Watkins LLP
San Diego, CA

AUDITORS

PricewaterhouseCoopers LLP
San Diego, CA

INVESTOR RELATIONS

Amy Wakeham
Senior Director, Investor Relations
and Corporate Communications

Wendy Kelley
Manager, Investor Relations

For further information
on Leap Wireless, go to
www.leapwireless.com/ar2009
or write to:

Leap Wireless International, Inc.
Investor Relations
5887 Copley Drive
San Diego, CA 92111
T: (858) 882-6000
F: (858) 882-6010

You may also contact us by sending an e-mail to IR@leapwireless.com or by visiting the Investor Relations section of the Company's Web site at www.leapwireless.com. The Company's publicly filed reports, including financial statements, are available on the Securities and Exchange Commission's EDGAR system.

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 263-5209
TDD for Hearing Impaired:
(800) 231-5469
Foreign Shareholders:
(201) 680-6578TDD
Foreign Shareholders:
(201) 680-6610
www.bnymellon.com/shareowner/isd

STOCK INFORMATION AND DIVIDEND POLICY

The common stock of the Company is traded on the NASDAQ® Global Select Market under the symbol "LEAP." To date the Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.

USE OF NON-GAAP AND OTHER FINANCIAL MEASURES:
This annual report includes financial information prepared in accordance with accounting principles generally accepted in the United States, or GAAP, as well as other financial measures referred to as non-GAAP. These non-GAAP financial measures, which include adjusted operating income before depreciation and amortization (OIBDA) and adjusted OIBDA for our markets in operation as of December 31, 2007 (existing business adjusted OIBDA), should be considered in addition to, but not as substitutes for, the most comparable GAAP measures. For definitions of such terms and reconciliations to the most comparable GAAP measures, please see the information under the heading "Financial Reports–Non-GAAP Financial Measures" in the Investor Relations section of the Leap Wireless corporate website (investor.leapwireless.com).

As used in this annual report, the term "levered free-cash-flow" refers to adjusted OIBDA, less cash capital expenditures, debt service payments, net interest expense and income tax expense.

FORWARD-LOOKING STATEMENTS:
This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements include our discussions about planned product and service plan developments, competitiveness, expected financial and operational performance, 2010 cash flow levels, our pending joint venture with Pocket Communications, and are generally identified with words such as "believe," "expect," "intend," "plan," "could," "may" and similar expressions. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our 2009 Annual Report on Form 10-K and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement.

Designed and produced by Mentus, San Diego, California. www.mentus.com


LEAP®

COVERAGE

now in all 50 states.

cricket®


my
wireless
my
broadband
my
paygo

Leap Wireless International, Inc. • 5887 Copley Drive • San Diego, California 92111 • www.leapwireless.com